As filed with the Securities and Exchange Commission on August 15, 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hyperion Solutions Corporation

(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0277772
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1344 Crossman Avenue

Sunnyvale, California 94089
(408) 744-9500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey R. Rodek

Chairman and Chief Executive Officer
1344 Crossman Avenue
Sunnyvale, California 94089
(408) 744-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Coleman	Mark B. Weeks
Shearman & Sterling LLP	Jon E. Gavenman
1080 Marsh Road	Venture Law Group
Menlo Park, California 94025-1022	A Professional Corporation
(650) 838-3600	2775 Sand Hill Road
Menlo Park, California 94025
(650) 854-4488

     Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement, satisfaction or waiver of the other conditions to closing of the merger described herein and consummation of the merger.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share	Offering Price(2)	Fee(2)

Shares of common stock, par value $0.001 per share(3)	5,331,986	N/A	$144,476,234	$11,688

(1)	Hyperion Solutions Corporation is registering a total of 5,331,986 shares of its common stock, par value $0.001 per share, in connection with the merger described herein. This number is based on the sum of (a) the product of (i)38,288,055 (Brio Software, Inc. shares outstanding as of August 13, 2003 and an estimate of the number of shares to be issued under Brio’s 1998 Employee Stock Purchase Plan prior to the expected completion of the merger) and (ii) 0.109 and (b) the product of (x) 9,682,834 Brio Software, Inc. shares issuable upon exercise of options to purchase Brio Software, Inc. shares outstanding as of August 13, 2003, and (y) an estimated option exchange ratio of 0.1212.

(2)	Pursuant to Rules 457(c) and 457(f)(1) and f(3) under the Securities Act of 1933, as amended, and estimated solely for purposes of calculating this registration fee, the proposed maximum aggregate offering price is equal to (i) the product of (A) the estimated number of Brio Software, Inc. shares to be exchanged in the merger (47,847,371), multiplied by (B) $3.31, the average of the high and low per share prices of Brio common stock as reported on the Nasdaq National Market on August 11, 2003, less (ii) the amount of cash to be paid by Hyperion in exchange for shares of Brio common stock, or approximately $13,898,564 million.

(3)	The preferred stock purchase rights, which are attached to the shares of Hyperion common stock being registered hereunder, will be issued for no additional consideration. Accordingly, no additional registration fee is payable.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED AUGUST 15, 2003

To the stockholders of Brio Software, Inc.:

      I am pleased to forward to you this proxy statement/prospectus relating to the proposed acquisition of Brio Software, Inc. by Hyperion Solutions Corporation.

      You are cordially invited to attend a special meeting of stockholders of Brio to be held on  ● ,  ● , 2003 at  ●  a.m., local time, at the principal executive offices of Brio located at 4980 Great America Parkway, Santa Clara, California 95054. At the special meeting, you will be asked to adopt the merger agreement that Brio has entered into with Hyperion and T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and approve the merger of Brio and T-Bird Acquisition, Inc. The terms of the merger agreement and the merger are more fully described in the accompanying proxy statement/prospectus.

      If the merger agreement is adopted and the merger is approved, as a result of the merger, Brio stockholders will be entitled to receive 0.109 of a share of Hyperion common stock and $0.363 in cash in exchange for each of their shares of Brio common stock. We anticipate that, immediately after we complete the merger, Brio stockholders will own approximately 10.5% of the outstanding common stock of Hyperion on a fully diluted basis. Each outstanding share of Hyperion common stock will remain unchanged in the merger. Hyperion’s common stock is quoted on the Nasdaq National Market under the symbol “HYSL”.

      YOUR VOTE IS VERY IMPORTANT. Because adoption of the merger agreement and approval of the merger require the affirmative vote of holders of at least a majority of the outstanding shares of Brio common stock, a failure to vote will have the same effect as a vote against the merger. Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing, dating and returning the accompanying proxy card in the enclosed self-addressed stamped envelope. Returning the proxy does NOT deprive you of your right to attend the special meeting and to vote your shares in person.

      This proxy statement/prospectus provides you with detailed information concerning the merger and the special meeting. I encourage you to carefully read this entire document, including all of its annexes, and especially encourage you to read the section entitled “Risk Factors” beginning on page 19.

      I join with the members of our board of directors in recommending that you vote FOR the merger.

Craig D. Brennan
Chief Executive Officer
Brio Software, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares to be issued by Hyperion under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                    , 2003 and is being first mailed

to stockholders on or about                     , 2003

4980 Great America Parkway

Santa Clara, California 95054

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                         , 2003

To the stockholders of Brio Software, Inc.:

      A special meeting of stockholders of Brio Software, Inc. will be held on  ● ,  ● , 2003, at  ●  a.m., local time, at the principal executive offices of Brio located at 4980 Great America Parkway, Santa Clara, California 95054, for the following purposes:

1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003, by and among Hyperion Solutions Corporation, Brio, and T-Bird Acquisition, Inc., which is a newly formed, wholly owned subsidiary of Hyperion, and to approve the proposed merger of T-Bird Acquisition, Inc. with and into Brio, as contemplated by the merger agreement, under which each outstanding share of Brio common stock will be converted into the right to receive 0.109 of a share of Hyperion common stock and $0.363 in cash; and

2. to transact such other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

      The terms of the merger agreement and the merger are more fully described in the accompanying proxy statement/ prospectus. We encourage you to read the entire document carefully.

      We have fixed the close of business on                     , 2003 as the record date for the determination of our stockholders entitled to vote at the meeting. Only holders of record of shares of Brio common stock at the close of business on                     , 2003 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Adoption of the merger agreement and approval of the merger require the affirmative vote of the holders of a majority of the shares of Brio common stock outstanding on the record date.

      You may vote in person or by proxy. To grant your proxy to vote your shares, you must complete and return the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of adoption of the merger agreement and approval of the merger. Because adoption of the merger agreement and approval of the merger require the affirmative vote of a majority of the outstanding shares of Brio common stock entitled to vote, if you fail to return your proxy card or otherwise vote, the effect will be the same as if you voted your shares against the adoption of the merger agreement and approval of the merger. Granting your completed proxy in advance of the special meeting will not prevent you from voting in person at the special meeting.

      Brio stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of Brio common stock under Delaware law. In order to perfect and exercise appraisal rights, Brio stockholders must have given written demand for appraisal of their shares to Brio before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provision is included as Annex D of the attached proxy statement/ prospectus and a summary can be found under “The Merger — Appraisal Rights for Brio Stockholders” in the attached proxy statement/ prospectus.

      We encourage you to vote on this important matter.

By order of the board of directors of Brio Software, Inc.,

Philip Strauss
Corporate Secretary

Santa Clara, California

                    , 2003

     IMPORTANT: Whether or not you plan to attend the special meeting in person, you are urged to read the attached proxy statement/prospectus carefully and then sign, date and return the enclosed proxy card in the enclosed postage-paid envelope by following the instructions on the accompanying proxy card. If you later desire to revoke your proxy for any reason, you may do so in the manner set forth in the attached proxy statement/prospectus.

PLEASE DO NOT SEND ANY BRIO STOCK CERTIFICATES AT THIS TIME

ADDITIONAL INFORMATION

      This proxy statement/ prospectus incorporates important business and financial information about Hyperion from documents filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/ prospectus. Hyperion will provide you with copies of this information relating to Hyperion, without charge, upon written or oral request to:

Hyperion Solutions Corporation
1344 Crossman Avenue
Sunnyvale, California 94089
Attention: Investor Relations
Telephone Number: (408) 744-9500

      Brio will provide you with copies of business and financial information from documents filed with the Securities and Exchange Commission relating to Brio that are not included in this proxy statement/ prospectus, without charge, upon written or oral request to:

Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054
Attention: Investor Relations
Telephone Number: (408) 496-7400

      If you are a Brio stockholder and you would like to request any documents related to Hyperion or Brio, please do so by  ● , 2003 (which is five business days before the date of Brio’s special meeting of stockholders) in order to receive them before the Brio special meeting.

      For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Documents Incorporated by Reference” on page 130.

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
General
Merger Consideration
Vote Required to Adopt the Merger Agreement and Approve the Merger (see page 38)
Treatment of Brio Stock Options and Stock Purchase Plan (see page 66)
Recommendation of Brio’s Board of Directors (see page 46)
Opinion of Brio’s Financial Advisor (see page 48)
Brio Prohibited from Soliciting Other Offers (see page 70)
Board Composition Following the Merger (see page 73)
Conditions to Completion of the Merger (see page 73)
Termination of the Merger Agreement (see page 75)
Payment of Termination Fee and Expenses (see page 76)
Material U.S. Federal Income Tax Consequences (see page 59)
Regulatory Filings and Approvals Required to Complete the Merger (see page 62)
Appraisal Rights for Brio Stockholders (see page 63)
Accounting Treatment for the Merger (see page 61)
Voting Agreement (see page 78)
Interests of Certain Persons in the Merger (see page 55)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HYPERION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRIO
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
COMPARATIVE PER SHARE MARKET PRICE DATA
FORWARD-LOOKING STATEMENTS
RISK FACTORS
Risks Relating to the Merger
Risks Relating to the Combined Company
Risks Relating to Brio
THE SPECIAL MEETING OF BRIO STOCKHOLDERS
Date, Time and Place of the Brio Special Meeting
Recommendation of the Board of Directors
Vote and Quorum Required
Shares Owned and Voted by Brio Directors and Executive Officers
Abstentions and Broker Non-votes
Expenses of Proxy Solicitation
Voting of Proxies
THE MERGER
Background of the Merger
Brio’s Reasons for the Merger; Recommendation of Brio’s Board of Directors
Opinion of Brio’s Financial Advisor
Hyperion’s Reasons for the Merger
Interests of Certain Persons in the Merger
Material U.S. Federal Income Tax Consequences
Accounting Treatment for the Merger
Regulatory Filings and Approvals Required to Complete the Merger
Certain Securities Laws Considerations
Appraisal Rights for Brio Stockholders
Quotation on the Nasdaq National Market of Hyperion Shares to be Issued in the Merger
Delisting and Deregistration of Brio Common Stock After the Merger
THE MERGER AGREEMENT
General
Treatment of Brio Common Stock
Treatment of Brio Restricted Stock
Treatment of Brio Stock Options
Treatment of Brio Employee Stock Purchase Plan
No Fractional Shares
Exchange of Certificates
Representations and Warranties
Conduct of Business Before Completion of the Merger
Brio Prohibited from Soliciting Other Offers
The Special Meeting of Brio Stockholders
Employee Benefits Matters
Director and Officer Indemnification and Insurance
Company Affiliates
Board Composition Following the Merger
Conditions to Completion of the Merger
Definition of Material Adverse Effect
Termination of the Merger Agreement
Payment of Termination Fee and Expenses
Amendment, Extension and Waiver of the Merger Agreement
AGREEMENTS RELATED TO THE MERGER
Voting Agreement
Affiliate Agreements
HYPERION SOLUTIONS CORPORATION UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
DESCRIPTION OF BRIO’S BUSINESS
Sales and Marketing
Research and Development
Customer Support
Competition
Proprietary Rights
Employees
Properties
Legal Proceedings
BRIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
Overview
Critical Accounting Policies and Estimates
Quarters Ended June 30, 2003 and 2002
Fiscal Years Ended March 31, 2003, 2002 and 2001
Liquidity and Capital Resources
Quantitative and Qualitative Disclosures About Market Risk
BRIO COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
INFORMATION REGARDING CERTAIN OF BRIO’S DIRECTORS
COMPARISON OF STOCKHOLDER RIGHTS
STOCKHOLDER PROPOSALS
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.2
EXHIBIT 99.3

i

ANNEXES:
Annex A	Agreement and Plan of Merger, dated as of July 23, 2003, among Hyperion Solutions Corporation, T-Bird Acquisition, Inc. and Brio Software, Inc.
Annex B	Voting Agreement, dated as of July 23, 2003, among Hyperion Solutions Corporation and the stockholders party thereto
Annex C	Opinion of Citigroup Global Markets Inc., dated July 23, 2003
Annex D	Section 262 of the Delaware General Corporation Law

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

      The following is important information in a question-and-answer format regarding the merger and Brio special meeting.

Q:	Why am I receiving this proxy statement/ prospectus?

A.	Hyperion has agreed to acquire Brio under the terms of a merger agreement that is described in this proxy statement/ prospectus. Please see the section entitled “The Merger Agreement” beginning on page 66 of this proxy statement/ prospectus. A copy of the merger agreement is attached to this proxy statement/ prospectus as Annex A. In order to complete the merger, Brio stockholders must adopt the merger agreement and approve the merger, and all other conditions to the merger must be satisfied or waived. Brio will hold a special meeting of its stockholders to obtain this stockholder approval. This proxy statement/ prospectus contains important information about the merger agreement, the merger and the special meeting, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of Brio common stock without attending the special meeting. Stockholders of Hyperion are not required to approve the merger, the issuance of shares of Hyperion common stock in the merger or any matter relating to the merger, and accordingly, Hyperion will not hold a special meeting of its stockholders in connection with the merger.

Q:	What will happen in the proposed merger?

A.	In the proposed merger, a newly formed, wholly owned subsidiary of Hyperion will merge with and into Brio. Brio will survive the merger as a wholly owned subsidiary of Hyperion. Brio stockholders will become Hyperion stockholders and we currently anticipate that current Brio stockholders will own approximately 10.5% of the fully diluted Hyperion common stock after the merger. Current Hyperion stockholders will own the remaining approximately 89.5%.

Q:	Why are Hyperion and Brio proposing the merger?

A.	Hyperion and Brio believe that Brio’s business intelligence products will complement and complete Hyperion’s existing business performance management product line allowing the combined company to offer a more complete product line, enhancing the combined company’s competitive position and expanding the addressable market for both product lines.

To review Brio’s reasons for the merger in greater detail, see pages 46 through 48.

To review Hyperion’s reasons for the merger in greater detail, see pages 54 and 55.

Q:	What will Brio stockholders receive in the merger?

A.	Brio stockholders will be entitled to receive 0.109 of a share of Hyperion common stock and $0.363 in cash in exchange for each share of Brio common stock that they own. Instead of issuing any fractional shares of Hyperion common stock, Hyperion will pay you the cash value of a fractional share of Hyperion common stock measured over the five consecutive days ending on the day before the merger. The shares of Hyperion common stock to be received in the merger will be quoted on the Nasdaq National Market under the symbol “HYSL.”

Q:	What will happen to shares of Hyperion common stock in the merger?

A.	Nothing. Each share of Hyperion common stock outstanding will remain outstanding as a Hyperion share.

Q:	What will happen to Brio’s outstanding options in the merger? (see page 66)

A.	Each option to purchase shares of Brio common stock outstanding and not exercised immediately before completing the merger will become an option to purchase shares of Hyperion common stock. The number of shares subject to such stock options, and the exercise price of such stock options, will be adjusted according to the option exchange ratio, which is equal to the sum of (1) 0.109 plus (2) the quotient obtained by dividing $0.363 by the average of the per share closing price of Hyperion common stock during the five consecutive trading days ending on the trading day immediately preceding the merger.

Q:	Are there risks involved in undertaking the merger?

A.	Yes. In evaluating the merger, you should carefully consider the factors discussed in the section of the proxy statement/ prospectus entitled “Risk Factors” beginning on page 19.

Q:	What are the conditions to completion of the merger? (see page 73)

A.	The obligations of Hyperion and Brio to complete the proposed merger are subject to the satisfaction or waiver of certain specified closing conditions, including governmental approvals and Brio stockholder approval.

Q:	What stockholder approvals are required to complete the merger? (see page 38)

A.	Brio and Hyperion cannot complete the merger unless, among other things, Brio stockholders vote to adopt the merger agreement.

For Brio, the affirmative vote of a majority of the shares outstanding and entitled to vote at the Brio special meeting is required to adopt the merger agreement and approve the merger.

For Hyperion, no approval of stockholders is needed and no vote will be taken.

Q:	When and where is the Brio special meeting? (see page 38)

A.	The special meeting of stockholders of Brio will be held on ●, 2003, at ● a.m., local time, at the principal executive offices of Brio located at 4980 Great America Parkway, Santa Clara, California 95054.

Q:	What will happen at the Brio special meeting? (see page 38)

A.	At the Brio special meeting, Brio stockholders will consider and vote upon a proposal to adopt the merger agreement and approve the merger.

Q:	Are there any stockholders already committed to voting in favor of the merger described in this proxy statement/ prospectus? (see page 38)

A.	Yes. Brio stockholders who collectively held approximately ●% of the outstanding shares of Brio common stock on the record date have entered into a voting agreement requiring them to vote all of their shares in favor of adoption of the merger agreement and approval of the merger. In addition, these stockholders have granted an irrevocable proxy to Hyperion enabling Hyperion to vote such shares in favor of adoption of the merger agreement and approval of the merger.

Q:	When do you expect the merger to be completed? (see page 73)

A.	We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, including obtaining the approval of Brio’s stockholders at the special meeting. We currently expect to complete the merger during the fourth calendar quarter of 2003.

Q:	Does the board of directors of Brio recommend voting in favor of the merger agreement and the merger? (see page 46)

A.	Yes. After careful consideration, Brio’s board of directors unanimously recommends that Brio stockholders vote FOR adoption of the merger agreement and approval of the merger.

Q:	Do persons involved in the merger have interests which may be different from my interests? (see page 55)

A.	Yes. When considering the recommendations of Brio’s board of directors, you should be aware that Brio directors and officers have interests in the merger that are different from, or are in addition to, yours. These interests include the employment of some Brio executive officers by Hyperion after the merger, the appointment of one director of Brio (to be determined at a future date) to the Hyperion board of directors and the indemnification of directors and officers of Brio against certain liabilities both before and after the merger.

Q:	What do I need to do to vote?

A.	After carefully reading and considering the information contained in this proxy statement/ prospectus, please mail your signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. In order to assure that we obtain your vote, please vote as instructed even if you currently plan to attend the special meeting in person.

Your vote is important regardless of the number of shares that you own.

Q:	How do I vote my shares if my shares are held in “street name” by my broker? (see page 39)

A.	You should contact your broker. Your broker can give you directions on how to instruct the broker to vote your shares. Your broker will not vote your shares unless the broker receives appropriate instructions from you.

Q:	May I change my vote even after returning a proxy card? (see page 39)

A.	Yes. If you want to change your vote, you may do so at any time before the special meeting by sending Brio’s corporate secretary a proxy with a later date. Alternatively, you may revoke your proxy by delivering to Brio’s corporate secretary a written revocation prior to the special meeting or by voting in person at the special meeting.

Q:	What happens if a Brio stockholder does not vote?

A.	If a Brio stockholder fails to submit a proxy or vote at the special meeting, it will have the same effect as a vote against adoption of the merger agreement and the approval of the merger.

If you return your proxy and do not indicate how you want to vote, your proxy will be counted as a vote to adopt the merger agreement and approve the merger.

If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your abstention will have the same effect as a vote against adoption of the merger agreement and approval of the merger.

Q:	Am I entitled to appraisal rights in connection with the merger? (see page 63)

A.	Yes. Under Delaware law, because a portion of the merger consideration is being paid in cash, Brio stockholders are entitled to appraisal rights in connection with the merger. The Delaware law governing appraisal rights is complex, and you should study it carefully if you wish to exercise appraisal rights. A copy of the relevant section of the Delaware General Corporation Law is attached to this proxy statement/ prospectus as Annex D.

Q:	Should I send in my Brio stock certificates now?

A.	No. After the merger is completed, Hyperion will send you written instructions that will explain how to exchange your Brio stock certificates for cash and certificates representing Hyperion shares.

Please do not send in any Brio stock certificates until you receive these written instructions.

Q:	How will the merger affect my participation in the Brio employee stock purchase plan? (see page 67)

A.	Brio has agreed to terminate the Brio employee stock purchase plan before the merger is completed, and any purchase period then in effect will be shortened. Brio will apply the funds credited to each participant’s account to purchase Brio common stock, which will then be entitled to receive the merger consideration on completion of the merger.

Q:	What are the U.S. federal income tax consequences of the merger to me? (see page 59)

A.	Hyperion and Brio each expect the merger to qualify as a reorganization for U.S. federal income tax purposes. Assuming the merger so qualifies, Brio stockholders that are U.S. persons will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Hyperion common stock received pursuant to the merger over the stockholders’ adjusted tax basis in the shares of Brio common stock surrendered) or (2) the amount of cash received pursuant to the merger.

Q:	How will voting on any other business be conducted?

A.	We do not know of any other business to be considered at the Brio special meeting other than the merger proposal described in this proxy statement/ prospectus. If any other business is properly presented at the special meeting, your signed proxy card gives authority to Brio to vote on such matters in its discretion.

Q:	Where can I find more information about the companies?

A.	You can find more information about Hyperion and Brio from the various sources described under “Where You Can Find More Information” on page 131.

Q:	Who can help answer my questions?

A.	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054
Attention: Investor Relations
Telephone: (408) 496-7400

SUMMARY

      This summary highlights selected information from this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the merger. In particular, you should read the merger agreement, which is attached as Annex A to this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Hyperion Solutions Corporation

1344 Crossman Avenue
Sunnyvale, California 94089
(408) 744-9500

Hyperion is the global leader in Business Performance Management software that enables companies to translate strategies into plans, monitor execution and provide insight to improve financial and operational performance. More than 6,000 customers worldwide use Hyperion’s Business Performance Management family of packaged and tailored applications, and its leading business intelligence platform. Hyperion has a network of more than 330 partners to provide innovative and specialized Business Performance Management solutions and services.

Headquartered in Sunnyvale, California, Hyperion generated annual revenues of $510 million in fiscal 2003. The company employs more than 2,200 people in 20 countries and is represented in 16 additional countries through distributor relationships.

Brio Software, Inc.

4980 Great America Parkway
Santa Clara, California 95054
(408) 496-7400

Founded in 1989, Brio helps Global 3000 companies improve business performance by creating new value from existing information systems and, ultimately, aligning everyone in the enterprise with key corporate goals. Brio offers business intelligence software, which lets companies access, analyze and share information, offering users relevant, accurate and timely insight into the variables that impact their business. With this insight, companies can make superior business decisions.

General

      We propose a merger in which T-Bird Acquisition, Inc., which is a newly formed, wholly owned subsidiary of Hyperion, will merge with and into Brio. After the merger, Brio will be a wholly owned subsidiary of Hyperion, and Brio stockholders will become Hyperion stockholders.

Merger Consideration

      Upon completion of the merger, each share of Brio common stock will automatically be converted into the right to receive 0.109 of a share of Hyperion common stock and $0.363 in cash. Hyperion will not issue fractional shares of Hyperion common stock in the merger. Instead, each Brio stockholder otherwise entitled to a fractional share will receive the cash value, without interest, of the fractional share of Hyperion common stock.

Vote Required to Adopt the Merger Agreement and Approve the Merger (see page 38)

      The holders of a majority of the outstanding shares of Brio common stock must adopt the merger agreement and approve the merger. Holders of Brio common stock are entitled to one vote for each share owned as of ●, 2003, the record date for the special meeting. On the record date, directors and executive officers of Brio and their affiliates owned, and were entitled to vote, approximately ● shares of Brio common stock, or approximately ●% of the outstanding voting shares.

Treatment of Brio Stock Options and Stock Purchase Plan (see page 66)

      When we complete the merger, stock options to purchase shares of Brio common stock granted to Brio employees and directors under Brio’s stock option plans that are outstanding and not exercised will become options to purchase shares of Hyperion common stock. The number of shares subject to such stock options, and the exercise price of such stock options, will be adjusted according to the option exchange ratio, which is equal to the sum of (1) 0.109 plus (2) the quotient obtained by dividing $0.363 by the average of the per share closing price of Hyperion common stock during the five consecutive trading days ending on the trading day immediately preceding the merger.

      Brio has agreed to terminate the Brio employee stock purchase plan before the merger is completed, and any purchase period then in effect will be shortened. Brio will apply the funds credited to each participant’s account to purchase shares of Brio common stock, which will then be entitled to receive the merger consideration on completion of the merger.

Recommendation of Brio’s Board of Directors (see page 46)

      Brio’s board of directors has unanimously concluded that the merger is fair to, and in the best interest of, Brio and its stockholders, and has unanimously approved the merger, the merger agreement and the associated transactions. Accordingly, the Brio board of directors has declared advisable, and unanimously recommends, that Brio stockholders vote FOR adoption of the merger agreement and approval of the merger.

Opinion of Brio’s Financial Advisor (see page 48)

      In connection with the merger, the Brio board of directors received a written opinion from Citigroup Global Markets Inc., Brio’s financial advisor, as to the fairness, from a financial point of view, of the merger consideration. The full text of Citigroup’s written opinion dated July 23, 2003 is attached to this proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Citigroup’s opinion was provided to the Brio board of directors in connection with its evaluation of the merger consideration, relates only to the fairness, from a financial point of view, of the merger consideration and does not address any other aspect of the merger. Citigroup’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger.

Brio Prohibited from Soliciting Other Offers (see page 70)

      Brio has agreed that it will not solicit, initiate or encourage or take any other actions to facilitate any inquiries or the making of any proposal or offer regarding any competing transaction, as defined in the merger agreement. This agreement is subject to exceptions in connection with unsolicited, written, bona fide proposals or offers regarding a superior proposal, which we discuss in more detail under “The Merger Agreement — Brio Prohibited from Soliciting Other Offers.”

Board Composition Following the Merger (see page 73)

      The merger agreement provides that, following the completion of the merger, Hyperion will select one of Yorgen Edholm, John Mutch or Edward Saliba to serve as a director on the Hyperion board of directors.

Conditions to Completion of the Merger (see page 73)

      Each of Brio’s and Hyperion’s obligation to complete the merger is subject to the satisfaction or waiver of a number of conditions, including the following:

•	the merger agreement must be adopted by the affirmative vote of holders of a majority of the shares of Brio common stock outstanding and entitled to vote;

•	Hyperion’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness can be in effect and no proceedings for suspension of its effectiveness and no similar proceeding regarding Brio’s proxy statement can have been initiated by the Securities and Exchange Commission;

•	the shares of Hyperion common stock to be issued in the merger must be authorized for quotation on the Nasdaq National Market, subject to official notice of issuance;

•	all applicable waiting periods under applicable antitrust laws must have expired or been terminated;

•	no law, rule, regulation, judgment, decree or order can have been enacted, issued, promulgated enforced or entered that has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	such company must have received an opinion from its legal counsel that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the other company’s representations and warranties in the merger agreement must be true and correct, except where the failure to be so would not have a material adverse effect on such company; and

•	the other company must have complied in all material respects with its respective covenants and agreements in the merger agreement.

Termination of the Merger Agreement (see page 75)

      Either of Hyperion or Brio may terminate the merger agreement in various circumstances, including the following (even if Brio’s stockholders have adopted the merger agreement and approved the merger):

•	by mutual written consent;

•	if the merger has not been completed by February 28, 2004 and the terminating party has not caused the delay in completion;

•	if the required approval of Brio stockholders has not been obtained at the Brio special meeting;

•	if any governmental authority has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling that has become final and nonappealable and has the effect of making the merger illegal or otherwise preventing or prohibiting completion of the merger; or

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger and the breaching party does not cure the breach within 30 days of notice of the breach.

      In addition, Hyperion may, without the consent of Brio, terminate the merger agreement if:

•	Brio’s board of directors changes its recommendation of the merger agreement and the merger;

•	Brio’s board of directors fails to include its recommendation in this proxy statement/prospectus;

•	Brio’s board of directors recommends any other competing transaction, or has resolved to do so, or enters into any letter of intent or similar document, or any agreement, contract or commitment accepting any other competing transaction;

•	Brio intentionally breaches its non-solicitation obligations contained in the merger agreement; or

•	a tender offer or exchange offer for 15% or more of the outstanding shares of Brio stock is commenced, and Brio’s board of directors fails to recommend against such tender offer or exchange offer.

Payment of Termination Fee and Expenses (see page 76)

      Brio will pay a termination fee of $5.5 million to Hyperion if the merger agreement is terminated under certain circumstances. Additionally, under certain circumstances each party has agreed to pay up to $2 million of the other party’s expenses.

Material U.S. Federal Income Tax Consequences (see page 59)

      The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Assuming the merger so qualifies, holders of Brio common stock that are U.S. persons will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Hyperion common stock received pursuant to the merger over the holders’ adjusted tax basis in the shares of Brio common stock surrendered) or (2) the amount of cash received pursuant to the merger.

      This tax treatment may not apply to certain stockholders. You are strongly urged to consult your own tax advisor for a full understanding of the merger’s tax consequences for you.

Regulatory Filings and Approvals Required to Complete the Merger (see page 62)

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied.

      Hyperion and Brio filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, on August 7, 2003. The waiting period terminates on September 8, 2003, but can be terminated or extended at the discretion of the responsible antitrust authority.

      The merger is also subject to review by the Brazilian Administrative Council for Economic Defense, or CADE, pursuant to Law n. 8.884 of June 11, 1994, as amended. Hyperion and Brio submitted the appropriate filing with CADE on August 13, 2003. Hyperion and Brio are not required to receive approval from CADE prior to completing the merger.

      In addition, certain private parties, state attorneys general or other U.S. and non-U.S. antitrust and competition authorities may challenge the transactions under antitrust laws under certain circumstances. Hyperion and Brio believe that they will satisfy the necessary antitrust requirements. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Appraisal Rights for Brio Stockholders (see page 63)

      Under Delaware law, Brio stockholders are entitled to appraisal rights with respect to the merger and, if the merger is completed, to receive payment in cash for the fair value of their shares of Brio common stock. In general, to preserve their appraisal rights, Brio stockholders who wish to exercise these rights must:

•	deliver a written demand for appraisal to Brio at or before the time the vote is taken at Brio’s special meeting;

•	not vote their shares for adoption of the merger agreement and approval of the merger;

•	continuously hold their shares of Brio common stock from the date they make the demand for appraisal through the closing of the merger; and

•	comply with the other procedures set forth in Section 262 of the Delaware General Corporation Law.

      The text of the Delaware statute governing appraisal rights is attached to this prospectus/proxy statement as Annex D. Your failure to comply with the procedures described in Annex D will result in the loss of your appraisal rights. You are urged to read the text of the Delaware statute governing appraisal rights carefully.

Accounting Treatment for the Merger (see page 61)

      Hyperion will account for the merger under the purchase method of accounting for business combinations.

Voting Agreement (see page 78)

      Certain of Brio’s executive officers and directors and their affiliates have entered into a voting agreement with Hyperion in which each has agreed, among other things, to vote his or her shares of Brio common stock in favor of adoption of the merger agreement and approval of the merger and against any action that would delay or prevent the merger. In addition, these executive officers and directors have granted an irrevocable proxy to Hyperion to vote their shares on their behalf in favor of the merger and against any action that would delay or prevent the merger. These persons have the right, as of the record date, to vote a total of  ● shares of Brio common stock or approximately  ● % of the outstanding Brio shares as of the record date.

      You are urged to read the voting agreement in its entirety.

Interests of Certain Persons in the Merger (see page 55)

      When considering the recommendations of Brio’s board of directors, you should be aware that directors and officers of Brio have interests in the merger that are different from, or in addition to, those of Brio stockholders generally.

SELECTED HISTORICAL CONSOLIDATED

FINANCIAL DATA OF HYPERION

      The following selected historical consolidated financial data should be read in conjunction with Hyperion’s financial statements and related notes thereto included in Hyperion’s annual reports and other financial information included in Hyperion’s filings with the SEC. See “Where You Can Find More Information” on page  131 .

      The consolidated statement of operations data for the years ended June 30, 2001, 2002 and 2003 and the consolidated balance sheet data as of June 30, 2002 and 2003 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from Hyperion’s consolidated financial statements and related notes thereto audited by PricewaterhouseCoopers LLP, independent auditors, and incorporated by reference into this proxy statement/prospectus. The statement of operations data for the years ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 1999, 2000 and 2001 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from Hyperion’s consolidated financial statements and related notes thereto audited by PricewaterhouseCoopers LLP, independent auditors, and not included in or incorporated by reference into this proxy statement/prospectus. Except as otherwise noted in this proxy statement/prospectus, all references to “$” shall mean U.S. dollars.

	For the Year Ended June 30,

	1999	2000	2001	2002	2003

		(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$431,722	$499,332	$528,011	$492,018	$510,458
Costs and expenses:
Cost of software license revenues	7,799	8,782	16,334	15,430	15,419
Cost of maintenance and services revenues	122,038	146,348	161,016	137,047	132,510
Sales and marketing	164,961	189,467	208,336	182,311	190,025
Research and development	63,814	70,154	81,597	72,206	73,776
General and administrative	38,515	44,423	72,823	64,843	47,207
Restructuring and other charges	—	2,066	42,785	107	764
Merger costs (credits)	19,473	(305)	—	—	—

Total costs and expenses	416,600	460,935	582,891	471,944	459,701

Operating income (loss)	15,122	38,397	(54,880)	20,074	50,757
Interest and other income	11,029	13,010	12,987	7,027	5,848
Interest and other expense	(5,378)	(5,588)	(5,502)	(4,635)	(2,940)
Gain on redemption of debt	—	—	2,362	941	478

Income (loss) before income taxes	20,773	45,819	(45,033)	23,407	54,143
Income tax provision (benefit)	12,800	17,000	(13,960)	8,426	20,033

Net income (loss)	7,973	28,819	(31,073)	14,981	34,110

Basic net income (loss) per share	$0.26	$0.91	$(0.95)	$0.46	$0.99
Diluted net income (loss) per share	$0.26	$0.87	$(0.95)	$0.45	$0.96
Shares used in computing basic net income (loss) per share	30,196	31,665	32,592	32,836	34,451
Shares used in computing diluted net income (loss) per share	30,855	33,107	32,592	33,491	35,694

	As of June 30,

	1999	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$271,856	$295,159	$255,366	$330,258	$416,554
Working capital	230,910	297,745	254,141	281,501	350,649
Total assets	512,894	589,891	570,393	583,890	654,758
Deferred revenue	81,089	88,828	100,234	94,910	104,868
Long-term debt	103,752	102,518	91,045	80,802	50,040
Stockholders’ equity	240,776	309,861	267,319	299,657	397,325

(1)	Certain prior year balances have been reclassified to conform to the current year presentation.

SELECTED HISTORICAL CONSOLIDATED

FINANCIAL DATA OF BRIO

      The following selected historical consolidated financial data should be read in conjunction with Brio’s financial statements and related notes thereto and Brio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. See Brio’s financial statements beginning on page F-2 and “Brio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 95.

      The statement of operations data for the year ended March 31, 2003 and the balance sheet data at March 31, 2003 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from Brio’s consolidated financial statements and related notes thereto audited by KPMG LLP, independent public accountants, included in this proxy statement/prospectus. The statements of operations for each of the years ended March 31, 2001 and 2002 and the balance sheet data at March 31, 2002 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from Brio’s consolidated financial statements and related notes thereto audited by Arthur Andersen LLP, independent public accountants, included in this proxy statement/prospectus. The statements of operations data for the years ended March 31, 1999 and 2000 and balance sheet data at March 31, 1999, 2000 and 2001 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from Brio’s audited consolidated financial statements and related notes thereto audited by Arthur Andersen LLP, independent public accountants, not included in or incorporated by reference into this proxy statement/prospectus. Brio’s historical financial data as of and for the three months ended June 30, 2003 has been derived from, and should be read in conjunction with, Brio’s unaudited condensed consolidated financial statements and related notes thereto that are included in this proxy statement/prospectus. The unaudited statement of operations data for the three months ended June 30, 2003 are not necessarily indicative of the results to be expected for any other interim period or for the fiscal year 2004 as a whole. Except as otherwise noted in this proxy statement/prospectus, all references to “$” shall mean U.S. dollars.

						Three Months
						Ended
	Year Ended March 31,					June 30,

	1999	2000	2001	2002	2003	2002	2003

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$85,686	$132,036	$151,612	$111,368	$103,066	$26,135	$24,814
Cost of revenues	13,050	20,089	32,818	27,672	21,096	4,766	5,253

Gross Profit	72,636	111,947	118,794	83,696	81,970	21,369	19,561

Operating Expenses:
Research and development	13,732	19,917	26,291	25,524	22,189	5,117	5,289
Sales and marketing	48,470	66,208	86,453	64,379	49,968	11,971	11,982
General and administrative	10,548	13,840	15,256	13,680	9,421	1,346	3,871
In-process research and development	1,653	—	—	—	—	—	—
Merger costs	—	13,160	—	—	—	—	—
Settlement costs	—	9,137	—	—	—	—	—
Loss on abandonment of property and equipment	—	—	—	3,670	—	—	—
Loss on disposal of property and equipment	—	—	—	—	1,035	964	35
Severance and related benefit expenses	—	—	—	1,736	1,964	—	—
Facility closure expenses	—	—	—	361	14,526	1,000	167

Total operating expenses	74,403	122,262	128,000	109,350	99,103	20,398	21,344

						Three Months
						Ended
	Year Ended March 31,					June 30,

	1999	2000	2001	2002	2003	2002	2003

	(In thousands, except per share data)
Income (Loss) from operations	(1,767)	(10,315)	(9,206)	(25,654)	(17,133)	971	(1,783)
Other income (expense), net	2,677	748	(344)	147	1,200	914	(166)

Income (loss) before provision for income taxes	910	(9,567)	(9,550)	(25,507)	(15,933)	1,885	(1949)
Provision for income taxes	747	1,343	100	151	622	120	126

Net income (loss)	163	(10,910)	(9,650)	(25,658)	(16,555)	1,765	(2,075)
Increase in redemption value of redeemable common stock	(916)	—	—	—	—	—	—

Net income (loss) applicable to common stock	$(753)	$(10,910)	$(9,650)	$(25,658)	$(16,555)	$1,765	$(2,075)

Basic net income (loss) per share	$(0.04)	$(0.43)	$(0.34)	$(0.85)	$(0.44)	$0.05	$(0.05)
Shares used in computing basic net income (loss) per share	19,984	25,261	28,335	30,118	37,345	36,710	37,881
Diluted net income (loss) per share	$(0.04)	$(0.43)	$(0.34)	$(0.85)	$(0.44)	$0.05	$(0.05)
Shares used in computing diluted net income (loss) per share	19,984	25,261	28,335	30,118	37,345	36,769	37,881

						As of
	As of March 31,					June 30,

	1999	2000	2001	2002	2003	2002	2003

	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$35,311	$33,404	$15,328	$27,282	$28,619	$25,916	$29,616
Total assets	68,260	85,864	89,555	76,036	68,397	72,822	64,299
Long-term obligations and redeemable common stock	5,437	5,620	1,266	4,460	12,080	4,407	11,195
Shareholders’ equity	26,288	28,126	26,367	20,399	1,492	19,256	1,232

SELECTED UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL DATA

      The following selected unaudited pro forma condensed combined financial data has been prepared to give effect to the proposed merger between a subsidiary of Hyperion and Brio using the purchase method of accounting for the business combination. This data should be read in conjunction with Hyperion’s unaudited pro forma condensed combined financial statements and related notes thereto, which you can find beginning on page 79 of this proxy statement/ prospectus.

      The unaudited pro forma condensed combined statement of operations data gives effect to the proposed merger as if it had occurred on July 1, 2002 and combines the audited historical consolidated statement of operations of Hyperion for the year ended June 30, 2003 with the audited historical consolidated statement of operations of Brio for the year ended March 31, 2003. The unaudited pro forma condensed combined balance sheet data of Hyperion gives effect to the proposed merger as if it had occurred on June 30, 2003 and combines the audited historical consolidated balance sheet of Hyperion as of June 30, 2003 with the audited historical consolidated balance sheet of Brio as of March 31, 2003.

      The following selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed merger had been completed on July 1, 2002 or June 30, 2003, respectively, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based upon estimates and assumptions available at the time of the filing of this proxy statement/prospectus, which are preliminary and subject to change upon completion of the merger. In addition to the unaudited pro forma condensed combined financial statements and accompanying notes thereto included in this proxy statement/prospectus beginning on page 79, the following selected unaudited pro forma condensed combined financial data should be read in conjunction with Hyperion’s and Brio’s audited historical consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into and included in, respectively, this proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Financial Data

(In thousands, except per share data)

Year Ended
June 30, 2003

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenues	$613,524
Total costs and expenses	589,819
Operating income	23,705
Income before income taxes	28,291
Income tax provision	16,985
Net income	11,306
Net income per share — basic	0.29
Net income per share — diluted	0.28

As of
June 30, 2003

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments	$431,391
Working capital	333,740
Total assets	843,366
Deferred revenue	132,864
Long-term debt	50,040
Total stockholders’ equity	522,556

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

      The following table presents per share information for Hyperion and Brio on a historical basis and on an unaudited pro forma combined basis. The pro forma data has been prepared to give effect to the merger using the purchase method of accounting and certain assumptions as described in “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes thereto beginning on page 79 of this proxy statement/prospectus. The pro forma information is presented as if the merger was completed on July 1, 2002 for purposes of pro forma statement of operations data and on June 30, 2003 for purposes of pro forma balance sheet data. Neither Hyperion nor Brio has ever paid cash dividends.

      This data has been derived from and should be read in conjunction with the selected historical consolidated financial data of Hyperion and Brio and the selected unaudited pro forma condensed combined financial data included in this proxy statement/prospectus and the separate audited financial statements and related notes thereto of Hyperion and Brio incorporated by reference into and included in, respectively, this proxy statement/ prospectus.

      The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed on July 1, 2002 or June 30, 2003, respectively, nor is it necessarily indicative of future operating results or financial position.

Year Ended
Hyperion	June 30, 2003

Historical:
Net income per share — basic	$0.99
Net income per share — diluted	0.96
Book value per share(1)	11.00
Pro Forma Combined:
Net income per share — basic	$0.29
Net income per share — diluted	0.28
Book value per share(2)	12.99

Year Ended
Brio	March 31, 2003

Historical:
Net loss per share — basic	$(0.44)
Net loss per share — diluted	(0.44)
Book value per share(1)	0.04
Equivalent Pro Forma(3):
Net income per share — basic	$0.03
Net income per share — diluted	0.03
Book value per share	1.41

(1)	Historical book value per share is computed by dividing stockholders’ equity by the number of common shares outstanding at the end of the period.

(2)	Pro forma combined book value per share is computed by dividing pro forma combined stockholders’ equity by the pro forma number of common shares outstanding at the end of the period.

(3)	Equivalent pro forma per Brio share amounts are calculated by multiplying the pro forma combined basic and diluted net income per share and book value per share by the exchange ratio of 0.109 of a share of Hyperion common stock to be issued for each share of Brio common stock. The exchange ratio does not include the $0.363 per Brio share cash consideration.

COMPARATIVE PER SHARE MARKET PRICE DATA

      Shares of Hyperion common stock trade on the Nasdaq National Market under the symbol “HYSL.” Shares of Brio common stock trade on the Nasdaq National Market under the symbol “BRIO.” The following table sets forth, for the calendar quarters indicated, based on published financial sources, the high and low bid prices per share of Hyperion common stock and Brio common stock as reported on the Nasdaq National Market. Neither Hyperion nor Brio has paid any cash dividends on its common stock to date.

	Hyperion		Brio
	Common Stock		Common Stock

	High	Low	High	Low

2001

Quarter ended March 31	$24.25	$14.25	$15.31	$4.38
Quarter ended June 30	$17.50	$12.69	$8.00	$2.94
Quarter ended September 30	$16.98	$12.40	$6.90	$2.00
Quarter ended December 31	$21.58	$12.51	$3.69	$1.00
2002

Quarter ended March 31	$27.60	$19.00	$4.62	$2.44
Quarter ended June 30	$27.06	$14.01	$3.03	$0.95
Quarter ended September 30	$24.80	$14.50	$1.92	$0.72
Quarter ended December 31	$30.00	$17.55	$1.91	$1.05
2003

Quarter ended March 31	$32.75	$21.45	$1.91	$1.09
Quarter ended June 30	$38.06	$23.80	$3.00	$1.35
Quarter ending September 30 (through August 14, 2003)	$35.85	$25.59	$3.54	$2.24

Recent Closing Prices

      The following table shows the high and low prices per share of Hyperion common stock and Brio common stock each as reported on the Nasdaq National Market on (1) July 22, 2003, the day preceding public announcement that Brio and Hyperion had entered into the merger agreement and (2) August 14, 2003, the last full trading day for which high and low prices were available at the time of the filing of this proxy statement/ prospectus.

      The table also includes the equivalent high and low price per share of Brio common stock on those dates. This equivalent high and low price per share reflects the fluctuating value of the shares of Hyperion common stock that Brio stockholders would receive in exchange for each share of Brio common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.109 shares of Hyperion common stock and $0.363 in cash for each share of Brio common stock.

	Hyperion		Brio		Equivalent
	Common Stock		Common Stock		Price per Share

	High	Low	High	Low	High	Low

July 22, 2003	$28.50	$27.68	$2.74	$2.57	$3.47	$3.38
August 14, 2003	$29.89	$29.35	$3.54	$3.48	$3.62	$3.56

      The above tables show only historical comparisons. These comparisons may not provide meaningful information to Brio stockholders in determining whether to adopt the merger agreement and approve the merger. Brio stockholders are urged to obtain current market quotations for shares of Hyperion common stock and Brio common stock and to review carefully the other information contained in this proxy statement/ prospectus or incorporated by reference into this proxy statement/ prospectus in considering whether to approve the proposals contained in this proxy statement/ prospectus. See “Where You Can Find More Information” on page 131 of this proxy statement/ prospectus.

FORWARD-LOOKING STATEMENTS

      This proxy statement/ prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/ prospectus and they may be made a part of this proxy statement/ prospectus by reference to other documents filed with the Securities and Exchange Commission by Hyperion, which is known as “incorporation by reference.” These forward-looking statements relate to the financial condition, results of operation, cash flows, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, the outcome of litigation, the impact of regulatory initiatives, markets for Hyperion’s and Brio’s stock and other matters relating to Hyperion and Brio. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify such forward-looking statements.

      These forward-looking statements, wherever they occur in this proxy statement/ prospectus, are estimates reflecting the best judgment of the senior management of Hyperion and Brio. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/ prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:

•	changes in both companies’ businesses during the period between now and the completion of the merger;

•	adverse reactions to the merger by customers, suppliers and strategic partners;

•	delays to or prohibitions of the completion of the merger;

•	the successful integration of Brio into Hyperion’s business subsequent to the completion of the merger;

•	expected cost savings and revenue enhancements from the merger may not be fully realized or realized within the expected time frame;

•	general economic conditions or conditions in the securities markets may be less favorable than we currently anticipate, resulting in, among other things, lower than expected revenues;

•	increasing competition in the market for business performance management software;

•	changes in technology that may increase the number of competitors Hyperion or Brio faces or require significant capital expenditures to provide competitive products and services;

•	development costs and time periods and projected revenues from Brio’s and Hyperion’s new and developing products and technologies may be materially different than anticipated;

•	retaining key personnel may be more difficult than we expect;

•	contingencies may arise of which we were not aware or of which we underestimated the significance;

•	adverse changes may occur in the securities markets; or

•	other factors described under “Risk Factors” beginning on page 19.

      Hyperion and Brio stockholders are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/ prospectus or the date of any document incorporated by reference.

      This proxy statement/prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified under “Risk Factors” beginning on page 19 of this proxy statement/ prospectus.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement/ prospectus might not occur.

RISK FACTORS

      By voting in favor of the merger, current Brio stockholders will be choosing to invest in shares of Hyperion common stock.

      An investment in shares of Hyperion common stock involves a high degree of risk. In deciding whether to vote in favor of the merger, you should consider all of the information that we have included in this document and its annexes and all of the information that is included in the documents incorporated by reference. See “Where You Can Find More Information” on page 131 of this proxy statement/ prospectus.

      In addition, you should pay particular attention to the following risks relating to the merger and risks related to each of Hyperion and Brio and the combined company following the merger.

Risks Relating to the Merger

      The market value of shares of Hyperion common stock to be issued in the merger will depend upon their market price at the time of the merger, and no adjustment will be made as a result of changes in the market price of shares of Hyperion common stock.

      Upon completion of the merger, each share of Brio common stock will be exchanged for 0.109 of a share of Hyperion common stock and $0.363 in cash. This consideration is fixed, and there will be no adjustment for changes in the market price of shares of either Hyperion common stock or Brio common stock. Neither company is permitted to “walk away” from the merger and Brio may not resolicit the vote of its stockholders solely because of changes in the market prices of either company’s stock.

      The price of Hyperion common stock at the time the merger is completed may be higher or lower than its price on the date of this proxy statement/ prospectus or on the date of the special meeting of Brio stockholders. Changes in the business, operations or prospects of Hyperion or Brio, market assessments of the benefits of the merger and of the likelihood that the merger will be completed, regulatory considerations, general market and economic conditions, or other factors may affect the price of Hyperion common stock or Brio common stock. Most of these factors are beyond our control.

      Because the merger will be completed only after the special meeting of Brio stockholders is held, there is no way to be sure that the price of the Hyperion common stock on the date of the meeting will be indicative of its price at the time the merger is completed. We urge you to obtain current market quotations for both Hyperion common stock and Brio common stock.

      Hyperion may face challenges in integrating Brio with Hyperion and, as a result, may not realize the expected benefits of the merger and the price of Hyperion common stock may be adversely affected.

      Hyperion and Brio entered into the merger agreement with the expectation that the merger will result in benefits to Hyperion and Brio, including the offering of a more complete and, over time, integrated set of software products for business performance management applications across the enterprise. Hyperion may not be successful in integrating Brio’s business with Hyperion’s business. Achieving the benefits of the merger will depend on many factors, including:

•	the successful and timely integration of the products, technology and sales operations of the two companies following the completion of the merger;

•	managing software development activities to define a combined product roadmap and to ensure timely release of innovative products to market and the development of efficient integration and migration processes and tools;

•	combining product offerings, platforms and technologies quickly and effectively;

•	demonstrating to our existing and potential customers that the merger will not result in adverse changes in customer service standards or business focus;

•	retaining key alliances on attractive terms with partners and suppliers;

•	coordinating and integrating sales and marketing efforts to effectively communicate the capabilities of the combined company, cross selling related products to each other’s customers, and managing the combined sales force to avoid channel conflict;

•	maintaining employee morale, assimilating key employees and managing an increased number of employees over large geographic distances;

•	creating and effectively implementing uniform standards, controls, procedures, policies and information systems; and

•	retaining or recruiting key personnel.

      The successful execution of these post-merger events will involve considerable effort and time, especially considering the highly technical and complex nature of each company’s products. Failure to achieve a successful and timely integration of Hyperion’s and Brio’s respective businesses could result in the impairment of relationships with employees, customers and business partners as a result of the integration of management and other key personnel and the potential disruption of the combined company’s ongoing business and distraction of its management.

      The combined company may not succeed in addressing integration issues or any other problems encountered in connection with the merger. Any such failure could have a material adverse effect on the business, financial condition and results of operations of Hyperion and its subsidiaries, including Brio, and on the price of shares of Hyperion common stock. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of the combined company’s business.

      Directors and officers of Brio have interests in the merger that may influence them to support approval of the merger.

      Directors and officers of Brio have interests in the merger that are different from yours and which may influence them to support approval of the merger, including the following:

•	Agreements that provide for benefits if there is a change in control of Brio. The merger is a change in control for this purpose.

•	Hyperion has agreed to continue to employ Craig Brennan, Brio’s chief executive officer, as an advisor with respect to the integration of Brio, until at least June 30, 2004, and to pay certain amounts based on Brio’s performance.

•	Hyperion has agreed to continue to employ Craig Collins, Brio’s chief financial officer, as an advisor with respect to the integration of Brio, until at least 10 business days following Hyperion’s first earnings announcement following completion of the merger.

•	As of August 13, 2003, officers and directors of Brio owned options to purchase 4,541,376 shares of Brio common stock, of which 1,952,985 are unvested.

•	The merger agreement provides for continued indemnification and insurance for Brio’s directors and officers.

•	Following the completion of the merger, one of the following current members of Brio’s board of directors, Yorgen Edholm, John Mutch and Edward Saliba, will be appointed to become a member of the Hyperion board of directors.

•	Certain officers and directors of Brio have signed, in their capacity as stockholders, a voting agreement in which they have agreed to vote their shares in favor of adoption of the merger agreement and approval of the merger.

      Whether or not the merger is completed, the announcement of the proposed merger may cause disruptions in the business of Brio and Hyperion which could have material adverse effects on the business and operations of Brio and Hyperion.

      Whether or not the merger is completed, Hyperion’s and Brio’s respective customers, in response to the announcement of the merger, may delay or defer decisions, which could have a material adverse effect on the business of each company. Similarly, current and prospective Hyperion and Brio employees may experience uncertainty about their future roles with Hyperion and Brio. This may adversely affect Hyperion’s and Brio’s ability to attract and retain key management, sales, marketing and technical personnel. The extent of this adverse effect could depend on the length of time prior to completion of the merger or termination of the merger agreement.

      The costs of the merger may outweigh the benefits.

      Hyperion and Brio expect to incur transaction costs of approximately $6.63 million in connection with the merger. If the benefits of the merger do not exceed the costs, including costs associated with integrating the two companies, which may include severance costs due to personnel reductions and costs associated with office closures, and dilution of Hyperion’s stockholders resulting from the issuance of shares in connection with the merger, Hyperion’s financial results, including earnings per share, could be materially harmed.

      The market price of shares of Hyperion common stock may decline as a result of the merger.

      The market price of shares of Hyperion common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of Hyperion and Brio is unsuccessful or not completed in a timely and efficient manner;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; and

•	significant stockholders of Hyperion following the merger decide to dispose of their shares because the results of the merger are not consistent with their expectations.

      Failure to complete the merger could negatively affect the market price of shares of Hyperion common stock and shares of Brio common stock.

      If the merger is not completed for any reason, Hyperion and Brio will be subject to a number of material risks, including:

•	Brio may be obligated to pay Hyperion a termination fee in the amount of $5.5 million if the merger agreement is terminated in certain circumstances in connection with an alternative transaction proposal;

•	either Brio or Hyperion may be obligated to pay up to $2 million of the other’s expenses if the merger agreement is terminated in certain circumstances;

•	the market price of shares of Brio common stock may decline to the extent that the current market price of such shares reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees must be paid even if the merger is not completed; and

•	the diversion of management attention from the day-to-day businesses of Hyperion and Brio and the unavoidable disruption to their employees and their relationships with customers and suppliers during the period before consummation of the merger may make it difficult for Hyperion and Brio to regain their financial and market positions if the merger does not occur.

      Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of shares of Hyperion common stock following the merger.

      In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of shares of Hyperion common stock following completion of the merger. Under purchase accounting, Hyperion will record the market value of its shares issued in connection with the merger, the fair market value of the options to purchase Brio common stock that will be converted into options to purchase Hyperion common stock and the amount of direct transaction costs, as the cost of acquiring the business of Brio. The combined company will allocate these total costs to Brio’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives, in-process research and development, and estimated restructuring charges based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. Net tangible assets will reflect the impact of reducing Brio’s existing deferred revenue balances to fair value. The portion of the estimated purchase price allocated to in-process research and development will be expensed by Hyperion in the quarter in which the merger is completed. Hyperion will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of these assets, including goodwill or intangible assets with indefinite lives, becomes impaired, Hyperion may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges will decrease the net income of Hyperion in the foreseeable future, which could have a material impact on Hyperion’s results of operations and the market value of shares of Hyperion common stock following the merger.

      Need for governmental clearances may prevent or delay consummation of the merger.

      The merger is subject to review by the United States Federal Trade Commission or the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. Under this statute, Hyperion and Brio are required to make pre-merger notification filings and to await the expiration or early termination of a statutory waiting period prior to completing the merger. In addition, the merger is subject to Law n. 8.884 of June 11, 1994, as amended, of Brazil which requires Hyperion and Brio to make a filing with the Brazilian Administrative Council for Economic Defense, or CADE. Hyperion and Brio have made these required filings and will seek to satisfy any additional regulatory requirements.

      The reviewing authorities may not permit the merger at all or may impose restrictions or conditions on the merger that may seriously harm Hyperion if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Hyperion may refuse to complete the merger if restrictions or conditions are required by governmental authorities that would require the divestiture of any assets of Hyperion or Brio or would limit Hyperion’s freedom of action with respect to, or its ability to retain, Brio or any part of Brio or any of Hyperion’s other assets or businesses. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Even though Hyperion and Brio are not required to, they may agree to restrictions or conditions imposed by antitrust authorities in order to obtain regulatory approval, and these restrictions or conditions could harm Hyperion’s operations. In addition, during or after the statutory waiting periods imposed by the HSR Act, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Hyperion, Brio or the combined company may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

      If we are unable to take advantage of opportunities to market and sell Hyperion’s and Brio’s products and services to each other’s traditional customers, distribution channels and business partners, we may not realize some of the expected benefits of the merger.

      Prior to the merger, Hyperion and Brio have each maintained separate and distinct customer bases, distribution channels and business partners specific to their respective businesses. Following the merger, the combined company expects to take advantage of the customer bases and distribution channels of the formerly separate businesses in order to promote and sell the products and services of one company to the traditional customers and business partners of the other company. The products and services of Hyperion and Brio are highly technical and the salespersons of one company may not be successful in marketing the products and services of the other company. In the event that the traditional customers and business partners of either Hyperion or Brio are not receptive to the products and services of the other, the combined company may not realize some of the expected benefits of the merger, and the business of the combined company may be harmed.

      An inability to hire and retain employees could harm Hyperion’s business.

      Hyperion’s future operating results depend significantly upon the retention and hiring of technical and management personnel. There can be no assurance that Hyperion will retain Hyperion’s or Brio’s key managerial or technical personnel or attract such personnel in the future. In addition, because the outcome of the merger is uncertain, key Brio employees may choose to look for alternative employment. Hyperion has at times experienced difficulty recruiting or retaining qualified personnel and there can be no assurance that Hyperion will not experience such difficulties in the future, which could have a material adverse effect on Hyperion’s business, operating results and financial condition.

      Hyperion and Brio may lose key personnel, customers and business partners due to uncertainties associated with the merger.

      Current and prospective employees, customers and business partners of Hyperion and Brio may experience uncertainty about their future relationships with the combined company. Such uncertainty may adversely affect the combined company’s ability to attract and retain key management, sales, marketing and technical personnel.

      Partners or customers may react unfavorably to the proposed combination.

      Current and prospective customers and business partners may, in response to the announcement or consummation of the merger, delay or cancel purchasing decisions. Also, both Hyperion and Brio partner with numerous other technology companies, including software and services firms, to deliver Hyperion and Brio products and services to customers. Some of these partners may feel that the combined company poses new competitive threats to their businesses and as a result may break their relationships with Hyperion or Brio. In addition, some of Hyperion’s or Brio’s customers may view the new Hyperion as a competitor and, therefore, terminate relationships with Hyperion or Brio. Delay in, or cancellation of, purchasing decisions or termination of existing customer or partner relationships could adversely affect the business of the combined company.

Risks Relating to the Combined Company

      In determining whether to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, you should read carefully the risks below which relate to Hyperion’s current business and which will also apply to the business of the combined company following the merger.

      Product enhancement and new product introductions involve inherent risks.

      Hyperion competes in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. Hyperion continually seeks to expand and refresh its product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into Hyperion’s products. The introduction of new products or updated versions of continuing products has inherent risks, including, but not limited to:

•	product quality, including the possibility of software defects;

•	the fit of the new products and features with the customer’s needs;

•	the successful adaptation of third-party technology into Hyperion’s products;

•	educating Hyperion’s sales, marketing and consulting personnel to work with the new products and features;

•	competition from earlier and more established entrants;

•	market acceptance of initial product releases;

•	marketing effectiveness; and

•	the accuracy of assumptions about the nature of customer demand.

      Hyperion’s failure to successfully introduce, market and sell new products and technologies, enhance and improve existing products in a timely manner, and properly position and/or price Hyperion’s products, and undetected errors or delays in new products or new versions of a product and/or the failure of anticipated market growth could have a material adverse effect on Hyperion’s business, results of operations or financial position. These risks tend to be greater when newer products, such as Hyperion Financial Management and Hyperion Planning, make up a larger portion of the overall product mix. As more and more of these newer products are deployed, Hyperion’s service and maintenance organizations, along with its partners, will have to rapidly increase their ability to install and service these products, and Hyperion must rapidly improve their ease-of-implementation and ease-of-use. The failure to successfully increase these capacities and make these improvements could result in significantly lower customer satisfaction, which could lead to lower license revenue.

      Failure to upgrade older products will adversely affect revenue.

      As newer products are introduced by Hyperion, or by its competition, the market’s demand for Hyperion’s older products declines. Declining demand reduces revenue from additional licenses, and reduces maintenance revenue from past purchasers of Hyperion’s software. Hyperion must continually upgrade its older products in order for Hyperion’s customers to continue to see value in Hyperion’s maintenance services. If Hyperion is unable to provide continued improvements in functionality, or, alternatively, move customers with Hyperion’s older products to Hyperion’s newer products, declining maintenance and new license revenue from older products could have a material adverse effect on Hyperion’s business.

      If Hyperion is unable to develop new and enhanced products that achieve widespread market acceptance, Hyperion may be unable to recoup product development costs, and Hyperion’s earnings and revenue may decline.

      Hyperion’s future success depends on its ability to address the rapidly changing needs of its customers by developing and introducing new products, product updates and services on a timely basis. Hyperion must also extend the operation of its products to new platforms and keep pace with technological developments and emerging industry standards. Hyperion commits substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for Hyperion’s products and services in these markets does not materialize or occurs more slowly than Hyperion expects, Hyperion will have expended substantial resources and capital without realizing sufficient revenue, and Hyperion’s business and operating results could be adversely affected.

      Hyperion operates in a very competitive environment.

      The markets in which Hyperion competes are intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Hyperion has experienced, and expects it will continue to experience, vigorous competition from current competitors and new competitors, some of whom may have significantly greater financial, technical, marketing and other resources than Hyperion does. Cognos competes with Hyperion across a wide range of products, offering what they refer to as Corporate Performance Management solutions, as do, generally, the major ERP vendors, including SAP and Oracle. Many other companies compete in specific areas of Hyperion’s business. SAS, and PeopleSoft have OLAP products and analytic applications, Business Objects (and Crystal) have query and reporting products, and numerous smaller vendors offer specific applications that compete with a single Hyperion product. Hyperion expects additional competition as other established and emerging companies including Microsoft and Peoplesoft enter into both the application and platform parts of the business performance management software market. This competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which would materially adversely affect Hyperion’s business, operating results and financial condition.

      Hyperion typically has back-ended quarters.

      Quarterly revenues and operating results are highly dependent on the volume and timing of the signing of licensing agreements and product deliveries during the quarter, which are difficult to forecast. Significant portions of Hyperion’s quarterly software licensing agreements are concluded in the last month of the fiscal quarter, generally with a concentration of such revenues earned in the final week of that month. Due to the relatively fixed nature of certain costs, including personnel and facilities expenses, a decline or shortfall in quarterly and/or annual revenues typically results in lower profitability or may result in losses. Prior to the very end of any quarter, Hyperion must rely on Hyperion’s forecasts of revenue for planning, modeling and other purposes. However, forecasts are only estimates and may not correlate to revenues in a particular quarter or over a longer period of time. Consequently, a significant discrepancy between actual results and sales forecasts could cause Hyperion to improperly plan or budget and thereby adversely affect Hyperion’s business or results of operations. Any publicly stated revenue or earnings projections by Hyperion are especially subject to this risk.

      A change in pricing or marketing could adversely affect Hyperion’s business.

      In an effort to simplify and clarify Hyperion’s product positioning and marketing, Hyperion periodically makes changes to Hyperion’s product pricing or product descriptions. While Hyperion does not believe these pricing and marketing changes will have a material impact on license revenue, broadly based changes to pricing or marketing messages could cause customers to change or delay their purchasing decisions in response to such revisions. Additional risks of such changes include delays in transactions as Hyperion’s sales force learns how to deploy the new pricing or convey Hyperion’s new marketing messages and delay or loss of revenues as the competition reacts to the pricing and marketing changes, any of which could have a material adverse effect on Hyperion’s business, results of operations or financial position.

      Hyperion may not be able to continue its operational improvements.

      As part of Hyperion’s focus on improving its operating margins, Hyperion is driving toward increased efficiencies in Hyperion’s sales force, as well as Hyperion’s services, product development, product marketing, finance, and other administrative processes. The ability to continue to realize current efficiencies and find ways to improve on past performance is crucial to the improvement of operating margins. Any increase in the relative cost of these functions, or failure to continue to realize current efficiencies, could have a material adverse effect on Hyperion’s profits.

      Reorganizations may adversely affect productivity.

      Hyperion has continued to make adjustments to Hyperion’s operations and organization. These changes have historically resulted in productivity issues in the short term. The revised operations and/or organization must keep improving over past performance in order to provide better operating margins and efficiencies. Failure to maintain or improve momentum and productivity could materially adversely impact Hyperion’s revenue and profits.

      Hyperion’s international operations are subject to significant risks.

      Hyperion derives a substantial portion of its revenue from customers located outside of the U.S. and Hyperion plans to expand its international operations. Hyperion’s international operations are subject to risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce Hyperion’s customers’ ability to obtain financing for software products or which could make Hyperion’ products more expensive in those countries;

•	difficulties in hedging foreign currency transaction exposures;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	difficulties in staffing and managing its international operations, including difficulties related to administering Hyperion’s stock option plan in some foreign countries;

•	difficulties in coordinating the activities of Hyperion’s geographically dispersed and culturally diverse operations;

•	competition from local suppliers;

•	costs and delays associated with developing software in multiple languages; and

•	political unrest, war or terrorism, particularly in areas in which Hyperion has facilities.

      Hyperion may not be able to successfully address each of these challenges.

      Additionally, Hyperion conducts a significant portion of its business in currencies other than the United States dollar. Hyperion’s operating results are, therefore, subject to fluctuations in foreign currency exchange rates. Hyperion’s revenues and operating results are adversely affected when the United States dollar strengthens relative to other currencies and are positively affected when the United States dollar weakens. Changes in the value of major foreign currencies, particularly the Euro, relative to the value of the United States dollar positively affected revenues and operating results in fiscal 2003. If the United States dollar strengthens relative to other currencies, Hyperion’s revenues and operating results will be adversely affected.

      There are significant organizational and product integration risks related to business combinations.

      In addition to its proposed acquisition of Brio, Hyperion has made, and may in the future make, acquisitions of, mergers with, or significant investments in, businesses that offer complementary products, services and technologies. There are risks involved in these activities, including but not limited to:

•	the possibility that Hyperion pays more than the value it derives from the acquisition;

•	the difficulty of integrating the operations and personnel of the acquired businesses;

•	the possibility that all aspects of the integration are not completed or that all of the anticipated synergies of the acquisition are not realized;

•	the potential product liability associated with selling the acquired company’s products; and

•	the potential disruption of Hyperion’s ongoing business and the distraction of management from Hyperion’s business.

      These factors could have a material adverse effect on Hyperion’s business, results of operations or financial position, especially in the case of a large acquisition.

      Hyperion is subject to the possibility of infringement claims.

      Hyperion expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Hyperion’s industry segment grows and the functionality of products in different industry segments overlaps. Both Hyperion and Brio have in the past been subjected to patent infringement claims. Any such claims, with or without merit, could be time consuming and costly to defend, divert management’s attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial amounts of money. In the event of a successful product infringement claim against Hyperion, and Hyperion’s failure or inability to license the infringed or similar technology, Hyperion’s business, operating results and financial condition could be materially adversely affected.

      Enforcement of Hyperion’s intellectual property rights may be difficult.

      Hyperion relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect Hyperion’s proprietary rights. Hyperion’s means of protecting its proprietary rights in the United States or abroad may not be adequate.

      Hyperion’s stock price may be volatile.

      The market price of Hyperion’s common stock is subject to significant fluctuations. The market price of Hyperion’s common stock may be significantly affected by factors, including but not limited to the announcement of new products, product enhancements or technological innovation by Hyperion or Hyperion’s competitors, announcements of acquisitions by Hyperion, changes in Hyperion’s or Hyperion’s competitors’ results of operations, changes in revenue, revenue growth rates and revenue mix, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of Hyperion’s common stock could be adversely affected by such fluctuations.

      Hyperion is dependent upon indirect channel partners.

      In addition to its direct sales force, Hyperion relies on indirect channel partners such as OEMs, VARs and distributors for licensing and support of its products in the United States and internationally and will continue to rely on such distributors and resellers following completion of the merger. License revenue from channel partners comprised 26% of Hyperion’s total license revenue for fiscal 2003. This channel involves a number of special risks, including:

•	Hyperion’s lack of control over the delivery of its products to end-users;

•	Hyperion’s resellers and distributors may terminate their relationship with Hyperion on short notice; and

•	Hyperion’s resellers and distributors may market and distribute competing products.

      Hyperion’s current channel partners, and those to be assumed by Hyperion as a result of the merger, may not elect, or be able, to market or support Hyperion’s products effectively or be able to release their products embedded with Hyperion products in a timely manner. Hyperion may not be able to effectively manage channel conflicts, and economic conditions or industry demand may adversely affect these or other channel partners or these channel partners may devote greater resources to marketing and supporting the products of other companies. Revenues derived from channel partners may fluctuate significantly in subsequent periods.

      Hyperion is exposed to product liability claims.

      Hyperion’s license agreements with its customers typically contain provisions designed to limit Hyperion’s exposure to potential product liability claims. Brio’s license agreements, which are to be assumed by Hyperion as a result of the merger, also contain such provisions. Hyperion carries insurance to protect against such claims. It is possible, however, that the limitation of liability provisions contained in Hyperion’s license agreements may not be effective as a result of U.S. or foreign laws or ordinances enacted in the future or because of judicial decisions, and that liability insurance may not be available, or that coverage for specific claims may be denied. Although Hyperion has not experienced any material product liability claims to date, the sale and support of business performance management products by Hyperion may entail the risk of such claims. A successful product liability claim brought against Hyperion could have a material adverse effect upon Hyperion’s business, operating results and financial condition.

      Defects in Hyperion’s products could increase its costs, adversely affect its reputation, diminish demand for its products and hurt its operating results.

      As a result of their complexity, Hyperion’s software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments, which could result in additional costs, delays, possible damage to Hyperion’s reputation and could cause diminished demand for Hyperion’s products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

      Some provisions in Hyperion’s charter documents and its stockholder rights plan may prevent or deter an acquisition of Hyperion.

      Some of the provisions in Hyperion’s charter documents may deter or prevent certain corporate actions such as a merger, tender offer or proxy contest, which could affect the market value of Hyperion’s securities. These provisions include:

•	Hyperion’s board of directors is authorized to issue preferred stock with any rights it may determine. Consequently, Hyperion’s board of directors may issue preferred stock, without shareholder approval, that has rights superior to the outstanding Hyperion common stock;

•	Hyperion’s board of directors is classified into three groups, with each group of directors to hold office for three years, which has the effect that two annual meetings, not one, are required to replace a majority of Hyperion’s board of directors;

•	Hyperion stockholders are not entitled to cumulate votes for directors; and

•	special meetings of Hyperion stockholders may be called only by Hyperion’s president or by the president or secretary upon written request by a majority of the board of directors and may not be called by Hyperion’s stockholders.

      Hyperion has in place a stockholder rights plan that is designed to discourage coercive takeover offers. In general, Hyperion’s stockholder rights plan makes it uneconomic for any person to acquire more than a 15% interest in Hyperion without the consent of the Hyperion board of directors.

      Hyperion’s board of directors could utilize the provisions of its charter documents and stockholder rights plan to resist an offer from a third party to acquire Hyperion, including an offer to acquire Hyperion common stock at a premium to its trading price or an offer that is otherwise considered favorable by Hyperion stockholders.

Risks Relating to Brio

      When determining whether to adopt the merger agreement and approve the merger and exchange your investment in Brio for an investment in Hyperion, you should consider the following risks, which relate specifically to Brio. The following risks should be considered together with the information about Brio’s business, financial condition and results of operations provided elsewhere in this proxy statement/prospectus.

      Brio’s business and results of operations are likely to be affected by the merger.

      The announcement of the merger could have an adverse effect on Brio’s revenue in the near term if customers delay, defer or cancel purchases pending consummation of the planned merger. While Brio is attempting to mitigate this risk through communications with Brio’s customers, current and prospective customers could be reluctant to purchase Brio’s software or services due to potential uncertainty about the direction of the combined company’s product offerings and its support and service of existing products. To the extent that Brio’s announcement of the merger creates uncertainty among customers such that one large customer, or a significant group of small customers, delays purchase decisions pending consummation of the planned merger, Brio’s results of operations and ability to operate profitably could be negatively affected. Decreased revenue and a failure to be profitable could have a variety of adverse effects, including negative consequences to Brio’s relationships with customers, suppliers, resellers and others. In addition, Brio’s quarterly operating results could be substantially below the expectations of market analysts, which could cause a decline in Brio’s stock price. Finally, activities relating to the merger and related uncertainties could divert Brio’s management’s and Brio’s employees’ attention from Brio’s day-to-day business, cause disruptions among Brio’s relationships with customers and business partners, and cause employees to seek alternative employment, all of which could detract from Brio’s ability to grow revenue and minimize costs.

      If the conditions to the merger set forth in the merger agreement are not met, the merger may not occur.

      Several conditions must be satisfied to complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger.” Brio cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Brio may lose some or all of the benefits of the merger.

      Failure to complete the merger with Hyperion would negatively impact Brio’s future business and operations.

      If the merger with Hyperion were not completed, Brio could suffer a number of consequences that may adversely affect Brio’s business, results of operations and stock price, including the following:

•	Brio would not realize the benefits it expects from becoming a part of a combined company with Hyperion, including the potentially enhanced financial and competitive position;

•	activities relating to the merger and related uncertainties may lead to a loss of revenue and market position that Brio may not be able to regain if the merger does not occur;

•	the market price of Brio’s common stock could decline following an announcement that the merger has been abandoned, to the extent that the current market price reflects a favorable market assumption that the merger will be completed;

•	Brio could be required to pay Hyperion a termination fee and provide reimbursement to Hyperion for certain costs incurred;

•	Brio would remain liable for its costs related to the merger, such as legal and accounting fees and the fees of its financial advisor;

•	Brio may not be able to continue its present level of operations and therefore would have to scale back its present level of business and consider additional reductions in force; and

•	Brio may not be able to take advantage of alternative business opportunities or effectively respond to competitive pressures.

      Brio’s quarterly operating results have fluctuated in the past and it does not always meet financial analysts’ expectations or management guidance, which has caused and may cause Brio’s share price to decrease significantly.

      Brio has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results. Brio’s operating results are difficult to predict and Brio does not always meet management guidance or the expectations of some securities analysts. If Brio’s operating results do not meet analysts’ expectations in the future, its common stock price could decrease significantly. For example, in the quarters ended June 30, 2001, September 30, 2001 and March 31, 2002, Brio did not meet analysts’ expectations for its revenues, expenses or earnings per share, and for the quarters ended September 30, 2002 and June 30, 2003, Brio did not meet analysts’ expectations for Brio’s revenues. Following the announcement of the results for each of these quarters the price of Brio’s shares declined. There are a number of factors that contribute to the fluctuations in Brio’s quarterly operating results, including but not limited to:

•	Long Sales Cycle. Brio’s sales cycle is typically nine to twelve months long. Large-scale deployments take longer to evaluate, implement and close and they frequently require more customer education about the use and benefit of Brio’s products as well as requiring complex software license agreements. Additionally, continuing budgeting constraints of Brio’s prospective customers, particularly during the recent period of worldwide economic slowdown, may arise during the course of a long sales cycle and may delay or disrupt sales. Brio anticipates that an increasing portion of its revenue could be derived from larger orders. Also, the product sales cycle in international markets has been, and is expected to continue to be, longer than the sales cycle in the United States and Canada. These issues make it difficult to predict the quarter in which the revenue for expected orders will be recorded. Delays in order execution could cause some or all of the revenues from those orders to be shifted from the expected quarter to a subsequent quarter or quarters.

•	Seasonality. Seasonal changes in Brio’s customers’ spending patterns can cause fluctuations in its operating results. For example, in the past, Brio’s customers’ slower seasonal spending patterns have hurt its results of operations particularly in the quarters ending June 30 or September 30.

•	Weak Global Economic Conditions. General economic conditions affect the demand for Brio’s products. Beginning in the June quarter of fiscal 2002, the slowing global economy caused many of Brio’s prospective customers to reduce budget allocations for technology spending. The terrorist attacks of September 11, 2001, continuing international violence and war, have increased uncertainty in the worldwide economic environment, which Brio believes has caused deferral of information technology purchases, including Brio’s products. In particular, the size of deals has declined during the past eight quarters and Brio expects them to remain smaller in size than in historical periods.

•	Introduction of Product Enhancements and New Products. The announcement or introduction of product enhancements or new products by Brio or by its competitors, or any change in industry standards may cause customers to defer or cancel purchases of existing products. Brio anticipates continuing releases of new product enhancements throughout fiscal 2004.

•	Mix of License and Service Revenues. Brio’s revenues are derived from two sources: license fees and services. Both of these sources are essential to Brio’s business, but Brio’s profit margin is higher on license fees than it is on services. As the mix of license and service revenues varies between quarters, Brio’s profits fluctuate, which can cause fluctuations in its quarterly results. The mix of licensing fees and services is difficult to predict because it is influenced by many factors, some of which are beyond Brio’s ability to control, including the timing of new product introductions, success in promotion of new products, customers’ renewing maintenance and support contracts, customers’ needs for professional services and training and customers’ budgets for information technology spending.

      Brio experiences back-ended quarters.

      Quarterly revenues and operating results are highly dependent on the volume and timing of the signing of licensing agreements and product deliveries during the quarter, which are difficult to forecast. Significant portions of Brio’s quarterly software licensing agreements are concluded in the last month of each fiscal quarter, generally with a concentration of such revenues earned in the final week of that month. Due to the relatively fixed nature of certain costs, including personnel and facilities expenses, a decline or shortfall in quarterly and/or annual revenues may result in increased losses. Prior to the very end of any quarter, Brio must rely on its forecasts of revenue for planning, modeling and other purposes. Forecasts are only estimates and may not correlate to revenues in a particular quarter or over a longer period of time. A significant discrepancy between actual results and sales forecasts could cause Brio to improperly plan or budget and thereby adversely affect its business, operating results or financial condition. Any publicly stated revenue or operating results projections by Brio are especially subject to this risk.

      There are many additional steps Brio must take in order to overcome its history of net losses, and there is no guarantee that Brio can accomplish these steps or that it will be profitable in the future.

      Brio has a history of net losses. In particular, Brio incurred net losses of $16.6 million in fiscal 2003, $25.7 million in fiscal 2002 and $9.7 million in fiscal 2001. Brio had a net loss of approximately $2.1 million during the three months ended June 30, 2003. As of June 30, 2003, Brio had stockholders’ equity of approximately $1.2 million and an accumulated deficit of approximately $102.4 million. If Brio does not successfully take steps to overcome its net losses, Brio may never achieve profitability. Examples of areas that Brio must address to achieve profitability include:

•	Successfully Implementing Cost Reduction Measures. Brio must continue to implement cost reduction measures to improve its overall cash position and align its expenses with revenues. However, this is challenging for Brio because if it implements too many cost reduction measures, Brio may lose the ability to attract, retain and motivate personnel, which could be detrimental to its business.

•	Successfully Managing the Capacity of Brio’s Direct Sales Force and Services Organization. Maintaining more sales and service organization employees than is necessary to fulfill market opportunities leads to higher overhead costs without proportional revenue from greater product and service sales. If Brio fails to size the organization properly for market opportunities, it could have a negative impact on operating results.

•	Achieving Higher Rates of Revenue Growth. Maintaining and increasing Brio’s rate of revenue growth is a significant factor for achieving profitability. Brio may not achieve or sustain the rates of revenue growth it has experienced in the past. Brio’s prospects for increased future revenues depend on Brio’s ability to successfully increase the scope of its operations, expand and maintain indirect sales channels worldwide, improve Brio’s competitive position in the marketplace, educate the market on the need for deployment of enterprise-wide analytical solutions, and attract, retain and motivate qualified personnel.

•	Increasing Indirect Sales Channels while Maintaining Management Focus on Execution of Overall Strategy. Selling Brio’s products through indirect sales channels, including value-added resellers, private label partners, original equipment manufacturers, resellers, system integrators and distributors (collectively “resellers”) expands Brio’s reach into the marketplace. Brio needs to attract and retain additional indirect channel partners who will be able to market Brio’s products effectively and provide timely and cost-effective customer support and services. Brio may not succeed in increasing indirect channel partner relationships, and this could limit Brio’s ability to grow revenues and achieve profitability. Managing indirect sales channels, however, may require more management attention than managing Brio’s direct sales force. If the indirect sales channels grow, management attention may be diverted, impairing Brio’s ability to execute other parts of its strategy. To date Brio has generated a majority of sales through its direct sales force. Brio’s indirect sales channels accounted for approximately 24% of total revenues during the three months ended June 30, 2003 and approximately 29% of total revenues during the three months ended June 30, 2002.

      Stock-based compensation charges will reduce Brio’s reported net income.

      Brio’s stock option repricing program requires it to record a compensation charge on a quarterly basis as a result of variable plan accounting treatment, which will lower Brio’s earnings. This charge will be evaluated on a quarterly basis and additional charges will be recorded if the market price of Brio’s stock exceeds the price of the repriced options. Since the variable component of this charge is computed based on the current market price of Brio’s stock, such charges may vary significantly from period to period. For example, for every dollar in value that Brio’s stock price exceeds $2.00, the adjusted exercise price of these options, Brio will recognize an additional $6.3 million in stock compensation charges. During the three months ended June 30, 2003, Brio recorded approximately $1.6 million in stock compensation charges.

      There are many strong competitors in Brio’s industry who may be more successful in attracting and retaining customers, which could result in fewer customer orders, price reductions, loss of market share and reduced gross margins.

      Brio competes in the business intelligence software market. This market is highly competitive and Brio expects competition in the market to increase. Brio’s competitors offer a variety of software solutions that Brio’s prospective customers could choose instead of Brio’s products. For example, Cognos and Business Objects/ Crystal Decisions offer business intelligence software that provides reporting and analysis capability that compete with ours. There are also numerous other vendors such as MicroStrategy and Actuate that are selling competitive products. Additionally, companies such as Microsoft, SAP, Siebel and Oracle offer client products that operate specifically with their proprietary data sources and databases. These and other competitors pose business risks to Brio because:

•	they compete for the same customers that Brio tries to attract;

•	if Brio loses customers to its competitors, it may be difficult or impossible for Brio to win them back;

•	lower prices and a smaller market share could limit Brio’s revenue generating ability, reduce Brio’s gross margins and restrict Brio’s ability to become profitable or to sustain profitability; and

•	they may be able to devote greater resources to quickly respond to emerging technologies and changes in customer requirements or to the development, promotion and sales of their products.

      Market consolidation may create more formidable competitors that are able to capture a larger market share.

      Current and new competitors may form alliances, make strategic acquisitions or establish other cooperative relationships among themselves, thereby enhancing their ability to compete in Brio’s market with their combined resources. For example, in July 2002, Business Objects announced the acquisition of privately held Acta Technology, Inc. and in July of 2003, the execution of a definitive agreement pursuant to which Business Objects intends to acquire Crystal Decisions. In December 2002, Cognos announced the acquisition of Adaytum. These types of agreements between Brio’s competitors could be harmful to Brio’s business because consolidated or allied competitors could:

•	rapidly gain significant market share, possibly taking customers away from Brio;

•	form relationships with Brio’s current or future indirect channel partners, possibly displacing Brio’s existing relationships and impeding Brio’s ability to expand Brio’s indirect sales channels; and

•	force Brio to reduce prices to compete, possibly impacting Brio’s profitability or ability to become profitable.

      Brio may not successfully develop new and enhanced versions of Brio’s products that meet changing customer requirements in a timely manner, which could impair Brio’s ability to maintain market acceptance and remain competitive.

      In Brio’s industry there is a continual emergence of new technologies and continual change in customer requirements. In order to remain competitive, Brio must introduce new products or product enhancements that meet customers’ requirements in a timely manner. If Brio is unable to do this, it may lose current and prospective customers to its competitors.

      Brio’s products incorporate a number of advanced and complex technologies, including data analysis systems, a distributed architecture and Web access and delivery technology. Rapidly developing and delivering new and improved products is very challenging from an engineering perspective, and in the past, particularly with Brio’s efforts in the Unix server environment, Brio experienced delays in software development. In particular, Brio experienced a delay in completing its Brio Performance Suite version 8 in the Unix (Sun Solaris, IBM AIX and HP-UX) server environment. Delays in completion and release of new and enhanced versions of Brio’s products could impair its ability to maintain market acceptance and remain competitive, which could have a material adverse effect on its business, operating results and financial condition.

      The new and enhanced versions of Brio’s products may not offer competitive features, or be successfully marketed to Brio’s customers and prospective customers, or enable Brio’s current install base to easily migrate their existing applications to the newest version of Brio’s products, which could hurt Brio’s competitive position.

      Brio must successfully market new and enhanced versions of its products for it to remain competitive with its competitors’ products and to maintain its current market position. In order to be competitive and well received in the marketplace, Brio’s new products and product enhancements must:

•	provide a complete offering of product features including analytical capabilities, open architecture, extranet capability and scalability;

•	provide top level performance, quality and ease-of-use;

•	provide the necessary migration tools and aids to migrate Brio’s existing install base to the newest version of Brio’s product;

•	be capable of addressing the requirements or needs of the indirect channel marketplace;

•	include customer support packages;

•	be completed and brought to market in a timely manner;

•	minimize the inclusion of major defects and errors; and

•	be competitively priced.

      Brio’s failure to compete favorably in these areas could limit Brio’s ability to attract and retain customers, which could have a material adverse effect on Brio’s business, operating results and financial condition.

      The new and enhanced versions of Brio’s products may present migration issues, which could increase Brio’s costs, adversely affect Brio’s reputation, diminish demand for Brio’s products and adversely affect Brio’s business, operating results and financial condition.

      With the release of Brio Performance Suite 8, or Brio 8, in December 2002 for the Windows server environment, Brio switched from client-server-based pricing to user/role-based pricing. This change has presented some administrative issues and may lead to customer disagreements regarding migration of some customers’ deployments. In addition, a substantial number of Brio’s customers pay ongoing maintenance at a percentage of list price and may be subject to increased maintenance renewal prices to the extent that the current list price of their deployment (based on version 8 user/role-based pricing) substantially exceeds the former list price for their deployment (based on prior version client-server-based pricing). Instances where customers disagree about migration, elect not to migrate to Brio 8, or face dramatically larger maintenance renewal prices could lead to a loss of future maintenance revenue as customers decline to renew maintenance, a loss of customer loyalty and diminishing future license and service revenue, as well as increased administrative and logistical burdens as Brio’s employees are required to spend time addressing Brio 8 migration issues.

      Brio may not successfully market larger, enterprise-wide implementations of its products, which could impair its future revenue growth.

      Brio expects that larger, enterprise-wide implementations of its products will constitute an increasing portion of any future revenue growth, so Brio must successfully market and focus its selling efforts on these enterprise-wide implementations. Failure to succeed in this effort may limit Brio’s growth potential and adversely impact its business goals. In the past Brio’s selling efforts have resulted in limited enterprise-wide implementations of its products. Brio believes that most companies are not yet aware of the benefits of enterprise-wide business intelligence solutions. Additional risks of focusing Brio’s selling efforts on this area include:

•	that Brio’s efforts may not be sufficient to build market awareness of the need for enterprise-wide solutions;

•	that the market may not accept Brio’s products for enterprise-wide solutions; and

•	that the market for enterprise-wide solutions may not be as large as Brio anticipates and it may not continue to grow.

      Defects in Brio’s products could increase its costs, adversely affect its reputation, diminish demand for its products, and hurt its operating results.

      As a result of their complexity, Brio’s software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments, which could result in additional costs, delays, possible damage to Brio’s reputation and could cause diminished demand for Brio’s products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

      Also, any defects or viruses found in Brio’s products by Brio’s customers could cause Brio’s customers to seek damages for loss of data, lost revenue, systems costs or other harm they suffer. Brio’s license agreements with customers typically contain provisions designed to limit Brio’s exposure for potential claims based on product error or malfunctions. These limitations of liability provisions may not be effective under the laws of all jurisdictions. Brio’s insurance against product liability risks may not be adequate to cover a potential claim. A product liability claim brought against Brio could adversely affect Brio’s reputation, operating results and financial condition.

      Because Brio depends on a direct sales force, any failure to attract and retain qualified sales personnel could slow its sales, impeding its revenue generating ability and causing significant financial and operational risks.

      Brio depends on a direct sales force for the majority of its product sales. Brio may not be able to attract and retain qualified sales personnel. Due to the state of the economy and the increasingly competitive nature of the marketplace, fewer members of Brio’s sales force met quotas during the first quarter of fiscal 2004 and in fiscal 2003 and 2002 than in historical periods. This issue, in addition to Brio’s recent reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits, may make it difficult for Brio to retain a qualified sales force. Brio has experienced significant turnover of its sales force, including two Executive Vice Presidents of Worldwide Sales in the last twenty-four months. As turnover tends to slow Brio’s sales efforts while replacement personnel are recruited and trained, its revenue generating ability may be impaired.

      Brio may not continue to attract and retain high quality employees in its management, engineering, consulting and marketing departments. Brio’s success depends to a significant degree upon the continued contributions from these employees.

      Brio’s success depends to a significant degree upon the continued contribution from employees in its management, engineering and marketing departments. If Brio fails to attract and retain high quality employees, its business operations and operating revenues may be impaired. Brio’s recent or historic workforce reductions may hurt the morale and loyalty of Brio’s employees. Additionally, the reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits may reduce incentives for Brio’s employees to remain with it.

      Brio’s patented intellectual property rights may not be sufficient to provide it with competitive advantages in its industry.

      Brio has two issued patents and thirteen pending patent applications in various jurisdictions including the United States and European Union. Brio may withdraw or abandon patent applications from time to time and Brio may not file for patent protection in certain jurisdictions. Moreover, the patent applications may not result in the issuance of a patent, and Brio may not obtain any more patents. Brio’s issued patents and any additional patents issued to Brio may be invalidated, circumvented or challenged and the rights granted under these patents might not provide Brio competitive advantages.

      Brio’s intellectual property protection may not be adequate to prevent competitors from entering Brio’s markets or developing competing products, which could reduce Brio’s revenues or cause it to incur costly litigation.

      Brio relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property rights. The legal protection offered by these laws and measures is limited. Unauthorized parties may copy aspects of Brio’s products and obtain and use information that Brio believes is proprietary. Other parties may breach confidentiality agreements or other protective contracts they have made with Brio. Policing unauthorized use of Brio’s products is difficult, and while Brio is unable to determine the extent to which piracy of its software products exists, Brio expects software piracy to be a persistent problem.

      The laws of many foreign countries do not protect Brio’s intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce Brio’s intellectual property rights. Intellectual property litigation is time-consuming, has an uncertain outcome and could result in substantial costs and diversion of management’s attention and resources. For example, in 1997 Business Objects instituted patent litigation against Brio and in 1999 Brio instituted patent litigation against Business Objects. These lawsuits took a total of two years and eight months to conclude. Additionally, as a smaller company with limited resources, Brio may choose not to pursue some patent litigation claims against competitors who may be violating Brio’s patents.

      Brio’s plans to expand internationally exposes it to risks related to managing international operations, currency exchange rates, and regulatory and other risks associated with foreign operations. Brio may not successfully address these risks, which could harm its operating results.

      A key component of Brio’s strategy is continued expansion into international markets. If the international revenues generated by these expanded operations are not adequate to offset the expense of establishing and maintaining these foreign operations, Brio’s business, operating results and financial condition could be materially harmed. In Brio’s efforts to expand its international presence, Brio will face certain risks, which it may not be successful in addressing. These risks include:

•	difficulties localizing Brio’s products for foreign countries;

•	difficulties finding staff to manage foreign operations and collect cash;

•	difficulties with respect to recognizing revenues from customers located outside the United States;

•	liability or financial exposure under foreign laws and regulatory requirements;

•	political and economic instability; and

•	potentially adverse tax consequences.

      Additionally, Brio’s international sales are generally denominated and collected in foreign currencies, and Brio has not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure. Brio incurred losses on foreign currency translations during the three months ended June 30, 2003 and in fiscal 2003 and 2002 resulting from intercompany receivables from foreign subsidiaries.

      Fluctuations in the exchange rates of foreign currency may harm Brio’s business.

      Brio is exposed to adverse movements in foreign currency exchange rates because Brio translates foreign currencies into U.S. Dollars for reporting purposes. Historically, these risks were minimal for Brio, but as Brio’s international revenues and operations have grown and continue to grow, the adverse currency fluctuations could have a material adverse impact on Brio’s financial results. Historically, Brio’s primary exposures have related to operating expenses and sales in Australia, Asia and Europe that were not U.S. Dollar denominated. The increasing use of the Euro as a common currency for members of the European Union could affect Brio’s foreign exchange exposure. Additionally, the U.S. Dollar has depreciated significantly against the Euro and other currencies in the last two years. Continuing changes in macroeconomic conditions could affect Brio’s foreign exchange rate exposure.

      Brio has anti-takeover provisions that may adversely affect Brio’s stock price and make it more difficult for a third party to acquire Brio.

      Brio’s charter documents contain provisions that may delay or prevent a change in control of Brio. These include provisions:

•	creating a classified board of directors;

•	eliminating cumulative voting;

•	eliminating the ability of stockholders to take actions by written consent; and

•	limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

      Delaware law also imposes some restrictions on mergers and other business combinations between Brio and any holder of 15% or more of Brio’s outstanding common stock.

      Additionally, Brio’s board of directors has authority to issue up to 2,000,000 shares of preferred stock and to fix the rights and preferences of these shares, including voting rights, without stockholder approval. The rights of Brio’s common stock holders may be adversely affected by the rights of the holders of any preferred stock that Brio may issue in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of Brio’s outstanding voting stock, thereby delaying, deferring or preventing a change in control. These provisions apply even if the offer may be considered beneficial by some stockholders.

      Brio’s stock price may be volatile because of the stock price volatility of other companies in Brio’s industry, and as a result you may lose all or part of your investment.

      The market price of Brio’s common stock has experienced periods of high volatility and it is likely that the market price of Brio’s common stock will continue to be volatile. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in material adverse effects on the market price of Brio’s common stock.

      The cost of possible securities class action litigation could increase Brio’s expenses and damage its reputation with prospective and existing customers.

      Securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. Brio’s common stock price has been volatile, fluctuating from a low sales price of $0.72 to a high sales price of $3.00 during the fifty-two weeks ended June 30, 2003. If litigation were instituted against Brio, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on Brio’s business, operating results and financial condition.

      Brio needs to maintain qualified, independent directors to comply with new corporate governance reform initiatives and failure to do so could result in the delisting of Brio’s common stock from Nasdaq.

      On October 9, 2002, Nasdaq filed proposed rule changes to its listing standards with the SEC in connection with the recent, widely publicized corporate governance reform initiatives. In addition, on January 8, 2003, the SEC published Proposed Rules to set stricter independence and other standards for public company Audit Committees. The SEC directed the exchanges and Nasdaq to propose changes to its listing standards consistent with the SEC’s Proposed Rules. These rules have not been approved in final form and will be effective with Brio’s annual stockholders meeting occurring in 2004.

      Brio’s Board of Directors approved the appointment of John Mutch and Edward Saliba as directors on September 18, 2002, and December 17, 2002, respectively. Messrs. Mutch and Saliba each were also appointed to serve on Brio’s Audit Committee. With the addition of Mr. Mutch and Mr. Saliba, Brio’s Board and Brio’s Audit Committee are in compliance with the SEC Rules and with the changes proposed by Nasdaq. However, as any or all of the proposed Nasdaq rules could change following the public comment process, Brio cannot guarantee that it will be in compliance with the new Board standards under the final

Nasdaq listing standards adopted. Failure to comply with these new rules and standards could result in being delisted from Nasdaq, which could materially impair stockholders’ ability to engage in transactions involving Brio’s stock and impair the liquidity of Brio’s stock.

      Brio incurs or may incur significant accounting charges that, individually or in the aggregate, could reduce earnings and create net losses under generally accepted accounting principles.

      Brio incurs or may incur significant accounting charges that, individually or in aggregate, could create losses under generally accepted accounting principles in future periods. Examples of these charges are:

•	Stock-based Compensation. In accounting for Brio’s stock option and stock purchase plans, because the exercise price of options granted under Brio’s stock plans are generally equal to the market value of Brio’s common stock on the date of grant, Brio recognize no compensation cost for grants under these plans. The FASB has voted to require companies to record a charge to earnings for employee stock option grants, but the methodology for valuing stock options and the timing for issuance of final rules have not been finalized. Changes in practices regarding accounting for stock options could result in significant accounting charges; and

•	Restructuring Charges. Brio regularly performs evaluations of its operations and activities. Any decision to restructure Brio’s operations, to exit any activity or to eliminate any excess capacity could result in significant accounting charges. Brio’s Board of Directors had originally approved a restructuring plan to reduce operating expenses in June 2001. Facility closure expenses during the three months ended June 30, 2003 consisted of accretion associated with the difference between the present value and fair value of the expected future cash flows related to the abandonment of two floors, or approximately 56,400 square feet at Brio’s corporate headquarters in Santa Clara, California. Severance and related benefit expenses and facility closure expenses for fiscal 2003 and 2002 consisted of restructuring charges related to severance costs associated with workforce reductions in various organizations across the company and facilities consolidation expenses. In connection with this restructuring plan, Brio recorded a total restructuring charge of approximately $167,000 during the three months ended June 30, 2003 and $16.5 million and $2.1 million during fiscal 2003 and 2002, respectively. As of June 30, 2003, the total carrying amount of Brio’s restructure reserve was $8.8 million.

THE SPECIAL MEETING OF BRIO STOCKHOLDERS

      Brio is furnishing this proxy statement/prospectus to holders of Brio common stock in connection with the solicitation of proxies by Brio’s board of directors for use at the special meeting of Brio stockholders to be held on      ●     , 2003, and any adjournment or postponement of the special meeting.

Date, Time and Place of the Brio Special Meeting

      The special meeting of stockholders will be held on      ●     , 2003, at ● a.m., local time, at the principal executive offices of Brio located at 4980 Great America Parkway, Santa Clara, California 95054. We are sending this proxy statement/prospectus to you in connection with the solicitation of proxies by Brio’s board of directors for use at the special meeting and any adjournments or postponements of the special meeting.

Purposes of the Special Meeting

The purposes of the special meeting are:

1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of July 23, 2003, by and among Hyperion, Brio and T-Bird Acquisition, Inc. which is a newly formed, wholly owned subsidiary of Hyperion, and to approve the proposed merger of T-Bird Acquisition, Inc. with and into Brio, as contemplated by the merger agreement, under which each outstanding share of Brio common stock will be converted into the right to receive 0.109 shares of Hyperion common stock and $0.363 in cash; and

2. to transact such other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

Recommendation of the Board of Directors

      Brio’s board of directors has unanimously concluded that the merger is fair to, and in the best interests of, Brio and its stockholders and has unanimously approved the merger, the merger agreement and the associated transactions. Accordingly, the Brio board of directors has declared advisable, and unanimously recommends, that Brio stockholders vote FOR adoption of the merger agreement and approval of the merger.

Record Date and Outstanding Shares

      Brio’s board of directors has fixed the close of business on      ●     , 2003 as the record date for the special meeting. Only holders of record of Brio common stock on the record date are entitled to notice of and to vote at the special meeting. At the close of business on that date, Brio had outstanding and entitled to vote      ●     shares of common stock, held by approximately      ●      stockholders of record.

Vote and Quorum Required

      Holders of Brio common stock are entitled to one vote for each share held as of the record date. Adoption of the merger agreement and approval of the merger will require the affirmative vote of a majority of the outstanding shares of Brio common stock. A quorum of Brio stockholders is required to hold a valid special meeting. Attendance at the meeting in person or by proxy of the shares representing a majority of the shares of Brio common stock outstanding and entitled to vote on the record date is required for a quorum.

Shares Owned and Voted by Brio Directors and Executive Officers

      On the record date, directors and executive officers of Brio and their affiliates owned, and were entitled to vote, approximately      ●      shares of Brio common stock, or approximately ●% of the outstanding voting shares. Certain officers and directors of Brio and their affiliates, who as of the record date together owned a total of approximately ●% of the outstanding shares of Brio common stock, have entered into a voting agreement and have agreed to vote all shares of Brio common stock owned by them of record as of the record date in favor of the adoption of the merger agreement and approval of the merger. In addition, they have granted Hyperion an irrevocable proxy to vote their shares of Brio common stock in favor of adoption of the merger agreement and approval of the merger. See “Agreements Related to the Merger — Voting Agreement” on page ●.

Abstentions and Broker Non-votes

      Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement and approval of the merger require the affirmative vote of a majority of the outstanding shares of Brio common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the adoption of the merger agreement and approval of the merger. In addition, the failure of a Brio stockholder to return a proxy or vote in person will have the effect of a vote against the adoption of the merger agreement and approval of the merger. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the owners’ specific instructions.

Expenses of Proxy Solicitation

      Brio will pay the costs of soliciting proxies to be voted at the meeting, except that Hyperion will share equally the expenses incurred in connection with filing and printing this proxy statement/prospectus. Arrangements will also be made with brokerage firms and custodians, nominees and fiduciaries who are record holders of Brio common stock for the forwarding of solicitation materials to the beneficial owners of Brio common stock. Brio will reimburse these brokers, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

      Brio has retained        ●       to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for a customary fee, plus expenses relating to the solicitation.

      In addition to solicitation by mail, directors, officers, employees and agents of Brio may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses.

Voting of Proxies

      The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Brio board of directors for use at the special meeting. Please complete, date, sign and return the accompanying proxy as soon as possible.

      All properly signed proxies that are not revoked will be voted at the special meeting, and at any adjournments or postponements of the special meeting, according to the instructions indicated on the proxies. If a holder of Brio common stock properly executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted FOR the proposal to adopt the merger agreement and approve the merger at the special meeting. If any other matters are properly brought before the special meeting, the proxy holders will vote the shares represented by the proxy at their discretion.

      If your broker holds your shares for you in “street name,” you should instruct your broker to vote your shares, following the directions your broker provides. Most brokers have procedures for telephone or Internet voting. Check the material your broker sends you or call your account representative for more information. In the event you do not instruct your broker how to vote any shares held for you in “street name,” those shares will not be voted for the adoption of the merger agreement and the approval of the merger or for any other proposal with respect to which the broker does not have discretionary authority.

      You may revoke your proxy at any time before it is exercised at the special meeting by taking any of the following actions:

•	prior to the time of the vote at the special meeting, delivering a written notice to the corporate secretary of Brio by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	prior to the time of the vote at the special meeting, signing and delivering a proxy relating to the same shares and bearing a later date; and

•	attending the special meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

      Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

      To ensure that your shares are represented at the special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted at the special meeting.

THE MERGER

      This section of the proxy statement/prospectus describes the material aspects of the proposed merger. While Hyperion and Brio believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents Hyperion and Brio refer to in this proxy statement/prospectus for a more complete understanding of the merger.

Background of the Merger

      Hyperion and Brio have been familiar with each other’s business for several years and have previously engaged in discussions regarding possible business arrangements. As part of its long-term strategy, Hyperion believes that query and reporting capabilities are increasingly important to Hyperion’s customers. In the summer of 2001, Hyperion decided to pursue possible original equipment manufacturer relationships with several vendors of query and reporting software, including Brio. Ultimately, Hyperion decided to enter into an OEM relationship with Crystal Decisions, Inc. in December of 2001.

      Notwithstanding the OEM relationship with Crystal, Hyperion also maintained relationships with other companies offering competitive query and reporting products. For example, in addition to the OEM relationship with Crystal Decisions, Hyperion had technology partnerships with both Brio and Business Objects, S.A. In order to provide the best solution to its customers, Hyperion continued to evaluate strategic options to enhance its product offering through building enhancements itself, partnering with third parties to produce enhancements or acquiring third parties that produce enhancements. As part of this process, in early 2003, John Kopcke, Hyperion’s Chief Technology Officer met with James Guthrie, Brio’s Executive Vice President-Development, to discuss Brio’s new product offerings and technology architecture.

      In early November 2001, the Brio board of directors met and determined to explore Brio’s strategic options. On November 12, 2001, Brio engaged Citigroup to provide strategic and financial advice and, pursuant to the terms of this engagement, requested Citigroup to provide financial advisory services to Brio in connection with any potential strategic discussions with third parties.

      On February 10, 2003, Craig Brennan, Chief Executive Officer of Brio, met with Jeffrey R. Rodek, Chairman and Chief Executive Officer of Hyperion, to discuss Hyperion’s interest in a potential partnering around Brio Metrics Builder or Brio 8. Mr. Rodek and Mr. Brennan then arranged to meet in March.

      At a regularly scheduled meeting on February 27, 2003, the Hyperion board of directors considered a number of strategic alternatives proposed by Hyperion senior management. The board of directors was informed of and considered Mr. Rodek’s recent meeting with Mr. Brennan.

      On March 12, 2003, Mr. Rodek, Godfrey Sullivan, President and Chief Operating Officer of Hyperion, and other representatives of Hyperion met with Mr. Brennan, Craig Collins, Chief Financial Officer of Brio, and other representatives of Brio and discussed each company’s business and organizational structure as well as their perspectives on their respective markets. The parties concluded that there was mutual interest in a potential business combination, if an acceptable business agreement could be reached. Mr. Brennan and Mr. Rodek continued the discussions that evening over dinner. The following day, Mr. Rodek discussed the potential for a business combination between Hyperion and Brio and the strategic rationale for such a combination with a representative of Morgan Stanley.

      On March 17 and March 19, 2003, the Brio board of directors met by telephone conference call to hear management’s report on the possibility of a potential business combination with Hyperion and the status of Mr. Brennan’s recent conversations with Mr. Rodek. The Brio board of directors approved further discussions with Hyperion regarding a potential business combination.

      On March 19, 2003, the Hyperion board of directors met by telephone conference call to hear management’s report on the possibility of a business combination with Brio. The Hyperion board of directors was advised of the preliminary discussions that had occurred, the historical dealings between the companies, and the strategic rationale for a potential business combination. The Hyperion board also considered some preliminary valuation analyses of Brio.

      Between March 19 and March 28, 2003, Mr. Rodek and Mr. Brennan spoke on several occasions regarding a potential business combination and valuation methodologies.

      On March 26, 2003, the Brio board of directors met by telephone conference to consider the status of the discussions with respect to a potential business combination with Hyperion. The Brio board of directors approved continuing discussions with Hyperion regarding a potential business combination.

      On March 28, 2003, Hyperion entered into an engagement letter with Morgan Stanley & Co. Incorporated pursuant to which Hyperion engaged Morgan Stanley to act as financial advisor to Hyperion in connection with a potential business combination with Brio. Later that day, following a telephone call between Mr. Brennan and Mr. Rodek, representatives of Morgan Stanley and Citigroup met to discuss a possible business combination between Brio and Hyperion. They also discussed a process for ongoing discussions and key issues relating to a possible transaction.

      Throughout March and continuing into April, Mr. Brennan apprised the Brio board of directors about ongoing communications with Mr. Rodek and discussed a number of Brio partners that could be potential acquisition partners. On March 19, 2003 at a telephonic special meeting, the Brio board of directors approved the formation of a finance committee to provide oversight of discussions with potential strategic partners. John Mutch, Edward Saliba and Mr. Kvamme were appointed as the members of this committee and Mr. Mutch was appointed committee chair.

      On March 31, 2003, the Brio board of directors met by telephone conference to consider the status of the discussions with respect to a potential business combination with Hyperion as well as Brio’s current status with respect to its internal restructuring and product introductions. The Brio board of directors then concluded that a business combination with Hyperion was not advisable at that time. Later that day, upon instruction of the Brio board of directors, Mr. Brennan telephoned Mr. Rodek and reported that Brio had determined that it was at a critical point in its restructuring efforts and new product launch and that Brio was not interested in continuing its discussions with Hyperion regarding a potential business combination. The parties subsequently terminated their discussions.

      On April 2, 2003, the Hyperion board of directors met by telephone conference call and received an update from Mr. Rodek on the status of the preliminary discussions between Hyperion and Brio.

      Later in April, John Riccitiello, a member of Hyperion’s board of directors, had a telephone conversation with Floyd Kvamme, a member of Brio’s board of directors, to discuss a potential business combination between Hyperion and Brio. Mr. Kvamme explained his view of Brio’s business, its prospects and his view of Brio’s valuation.

      On April 17, Mr. Rodek telephoned Mr. Brennan to resume discussions regarding a potential business combination.

      On April 22, 2003, the Brio board of directors held a regularly scheduled meeting. At the meeting, the Brio board of directors discussed the position of Brio in the industry and the strategic alternatives available to Brio.

      On May 15, 2003, Mr. Brennan returned a telephone call from Mr. Rodek and they continued discussions regarding a potential business combination. From mid-May through early July, Mr. Brennan kept the Brio board of directors apprised of the status of his ongoing discussions with Hyperion and other potential strategic partners.

      On May 27, 2003, Mr. Rodek and Mr. Brennan continued discussions regarding a potential business combination. The next day, Hyperion’s board of directors held a regularly scheduled meeting. At the meeting, Hyperion’s management reviewed its views of a potential business combination with Brio. At the conclusion of the meeting, Hyperion’s board of directors authorized management to proceed with discussions with Brio and to make a non-binding proposal to Brio. On May 29, 2003, Mr. Rodek telephoned Mr. Brennan and indicated

that he was prepared to make a preliminary proposal to Brio regarding a potential business combination once the parties had entered into a mutually acceptable confidentiality agreement. Later that day, Hyperion and Brio executed a confidentiality agreement regarding the exchange of information relating to a potential business combination. On the following day, Hyperion delivered to Brio a proposal for a transaction in which Hyperion would acquire Brio for a combination of cash and Hyperion common stock. Mr. Rodek and Mr. Brennan discussed Hyperion’s proposal in subsequent conversations that day.

      On June 3 and June 9, 2003, the Brio board of directors held meetings to consider Hyperion’s renewed interest in a potential business combination and the terms of the proposal to acquire Brio for a combination of cash and Hyperion common stock. The Brio board of directors considered its strategic alternatives and approved continuing discussions with Hyperion regarding a potential business combination but directed Mr. Brennan to indicate that, at that time, the Brio board of directors considered an all stock transaction to be in the best interests of Brio’s stockholders.

      On June 10, 2003, Mr. Brennan telephoned Mr. Rodek to report that Brio’s board of directors had carefully considered Hyperion’s proposal but that the Brio board was more interested in pursuing an all stock transaction in which Brio’s stockholders would receive, in aggregate, a greater percentage of the Hyperion common stock outstanding after completion of the transaction. Later that same day, Mr. Rodek and Yorgen Edholm, the Chairman of Brio’s board of directors and a founder of Brio, met and discussed general terms for a potential business combination. Representatives of Morgan Stanley and Citigroup also met that day to discuss Hyperion’s proposal and Brio’s response. They also exchanged information relating to the capitalization of Hyperion and Brio, respectively.

      Over the next few days, Mr. Brennan and Mr. Rodek spoke several times about a potential business combination. Also during this time Gary Greenfield, a member of Hyperion’s board of directors, telephoned Mr. Mutch to discuss a potential transaction. In a telephone conversation between Mr. Rodek and Mr. Brennan on June 17, 2003, Mr. Rodek proposed a potential transaction in which each outstanding Brio share would be converted into the right a receive a fixed number of shares of Hyperion common stock and Mr. Rodek proposed, subject to confirmatory due diligence and other conditions, a potential range for the exchange ratio.

      Later that day the Brio board of directors held a special meeting to consider the status of the discussions between the parties and Hyperion’s latest proposal. The Brio board of directors approved continuing discussions with Hyperion regarding a potential business combination but also directed Mr. Brennan to contact various other companies to inquire as to their interest in a potential business combination with Brio.

      From June 17 through June 18, 2003, Mr. Edholm contacted senior management of two third parties, Mr. Brennan contacted senior management of one third party and, in accordance with Brio’s instructions, Citigroup contacted senior management of four third parties to inquire as to their interest in a potential business combination with Brio. Each of these third parties indicated that they were not interested in pursuing discussions regarding a potential business combination with Brio.

      On June 18, 2003, Mr. Brennan, Mr. Collins, and representatives of Brio’s financial advisors met with Mr. Sullivan and other representatives of Hyperion, representatives of Hyperion’s financial advisors and representatives of Shearman & Sterling LLP, Hyperion’s legal counsel, to discuss generally a due diligence process for continuing discussions between the parties. After the meeting, Hyperion sent a preliminary due diligence request list to Brio.

      Two days later the Brio board of directors held a meeting to consider the status of the discussions between the parties and the proposed scope and timing of the parties’ due diligence investigation. The Brio board of directors approved continuing discussions with Hyperion and the performance of due diligence in connection with the proposed business combination. Over the next few days, Mr. Brennan and Mr. Rodek spoke several times regarding the proposed business combination.

      The following week, representatives of Hyperion and its financial and legal advisors met at Morgan Stanley’s offices on June 23, 2003 to discuss a potential due diligence process. The next day, on June 24, 2003, Mr. Sullivan, David Odell, Chief Financial Officer of Hyperion, other representatives of Hyperion, representa-

tives of Morgan Stanley and representatives of Shearman & Sterling LLP met at Morgan Stanley’s offices in Menlo Park with Mr. Brennan, Mr. Collins, other representatives of Brio and representatives of Citigroup to discuss Brio’s financial performance, business plans and strategies.

      On June 26 and 27, 2003, Morgan Stanley sent to Citigroup additional due diligence request lists. Also, on June 27, 2003, Mr. Greenfield telephoned Mr. Mutch to discuss the potential transaction. A few days later, on June 30, 2003, Mr. Sullivan, Mr. Odell and other representatives of Hyperion met with Hyperion’s financial and legal advisors to discuss Hyperion’s ongoing due diligence investigations of Brio. Later in the day, Mr. Rodek and Mr. Brennan discussed the due diligence process and the transaction generally.

      On several occasions in early July 2003, Mr. Sullivan, Mr. Odell and other representatives of Hyperion management and representatives of Morgan Stanley and Shearman & Sterling LLP met with Mr. Brennan, Mr. Collins, other members of Brio management and representatives of Citigroup to discuss Brio’s business and its prospects. In addition, on several occasions in early July 2003, the Brio board of directors held meetings to consider the status of the discussion between the parties in light of Brio’s first-quarter results. On July 10, 2003, Mr. Brennan, Mr. Collins and Mr. Edholm met with Mr. Sullivan, Mr. Odell and other members of Hyperion senior management to discuss Brio’s results of operations for the quarter ended June 30, 2003.

      During the due diligence process, Mr. Brennan advised Mr. Rodek, and at Brio’s direction Citigroup similarly advised Morgan Stanley, that in order to proceed towards a definitive agreement and for Brio to agree to exchange additional due diligence information, Hyperion would have to propose a point exchange ratio in order to determine the relative ownership and implied value that a strategic combination would provide to Brio and its shareholders. On July 11, 2003, based on the information provided to date, Hyperion made a proposal to Mr. Brennan and the Brio board of directors. After delivery of the proposal, Mr. Rodek had conversations with each of Mr. Brennan and Mr. Edholm, during which they discussed the proposed financial terms and other aspects of the proposed business combination.

      On July 12, 2003, the Brio board of directors held a special meeting to consider the status of the discussions between the parties and Hyperion’s latest proposal. The Brio board of directors approved continuing discussions with Hyperion regarding the proposed business combination. In addition, the Brio board of directors directed Mr. Brennan to continue pursuing a potential strategic combination with parties other than Hyperion. Later that day, Mr. Edholm and Mr. Rodek tentatively agreed that on the basis of the proposal, a merger agreement should be prepared and additional due diligence should be undertaken.

      On July 13, 2003, Brio delivered to Hyperion a draft of an original equipment manufacturer agreement, which contemplated that Hyperion could incorporate Brio’s products into Hyperion’s suite of products and resell Brio’s products. The parties negotiated the terms of the OEM agreement over the period from July 13, 2003 to July 23, 2003, separate from but in parallel with the negotiations of the merger agreement.

      Starting on July 14, 2003, Brio permitted Hyperion to access a data room of due diligence documents that Brio had established at the offices of Venture Law Group, A Professional Corporation, Brio’s legal counsel. From July 14, 2003 until the announcement of the proposed merger, representatives of Hyperion and its accountants and legal advisors reviewed information regarding Brio and conducted interviews of a number of members of Brio senior management. During that same period, representatives of Brio and its accountants and legal advisors reviewed information regarding Hyperion.

      During the week of July 14, 2003, the Brio board of directors held several special meetings and considered various potential strategic alternatives to the proposed merger with Hyperion. In addition, Mr. Mutch had several telephone conversations with representatives of Citigroup to discuss various financial terms related to the merger.

      On July 15, 2003, at its regularly scheduled meeting, the Brio board of directors considered the status of the negotiations with Hyperion. The Brio board of directors invited Mr. Rodek and Mr. Sullivan to attend this meeting and Mr. Rodek and Mr. Sullivan presented information regarding Hyperion to the Brio board of directors. On the evening of July 15, 2003, Shearman & Sterling LLP delivered a draft of a proposed merger agreement and voting agreement for a potential business combination to Venture Law Group and Citigroup.

Between July 17 and July 23, 2003, the parties and their financial and legal advisors negotiated the terms of the merger agreement and the voting agreement.

      On July 17, 2003, Mr. Brennan, Mr. Collins and other representatives of Brio and representatives of Citigroup met at Morgan Stanley’s offices in Menlo Park, California with Mr. Sullivan, Mr. Odell and other representatives of Hyperion and representatives of Morgan Stanley and Shearman & Sterling LLP to discuss Hyperion’s business and its prospects and other due diligence matters relating to Hyperion. Additional conversations regarding Brio’s due diligence investigations of Hyperion took place over the next days until the announcement of the proposed transaction.

      During the evening of July 19, 2003, in accordance with Brio’s instructions, Citigroup informed Morgan Stanley that based on the Hyperion stock price decline over the past week, the Brio board of directors had requested that the previously discussed point exchange ratio be revisited. The next evening Mr. Rodek, Mr. Sullivan, Mr. Brennan and Mr. Collins met to discuss the status of the negotiations and other aspects of the proposed transaction.

      On July 21, 2003, Mr. Greenfield telephoned Mr. Mutch to express his concern as to the status of the proposed business combination. In this conversation, Mr. Mutch indicated that the Brio board of directors considered the previously discussed proposed exchange ratio to be insufficient. Later that day, the Brio board of directors held a meeting regarding the proposed business combination with Hyperion. At this meeting, Mr. Mutch summarized his discussions with Mr. Greenfield regarding the potential business combination with Hyperion. In addition, Venture Law Group, A Professional Corporation, reviewed with the Brio board of directors its fiduciary duties in considering the proposed transaction and reviewed the structure and terms of the proposed merger and merger agreement with the board. The Brio board of directors determined that it would not approve the transaction under the current terms discussed with Hyperion.

      On the morning of July 22, 2003, Mr. Rodek and Mr. Brennan spoke two separate times regarding the proposed business combination. Later that morning, the Brio board of directors met to continue its discussions from the previous day and agreed to make a proposal regarding the transaction to Hyperion. Mr. Brennan and Mr. Mutch then telephoned Mr. Rodek and indicated that the Brio board of directors would not approve the transaction under the terms proposed by Hyperion and made a new proposal to Hyperion for the financial terms of the proposed transaction.

      The Hyperion board of directors then met to discuss the proposed business combination. At the meeting, Mr. Rodek updated the board of directors on the status of the negotiations with Brio and the latest proposal. Representatives of Shearman & Sterling LLP also carefully reviewed with the Hyperion board of directors its fiduciary duties in considering the proposed transaction and reviewed the structure and terms of the proposed merger and merger agreement with the board. Representatives of Morgan Stanley also provided a detailed review of its analyses of financial terms of the proposed transaction. Members of Hyperion management also reviewed due diligence findings with the board of directors. Following these presentations, the board of directors fully discussed the proposed transaction and the matters presented to it and authorized Hyperion management to continue its negotiations with Brio.

      Following the meeting, Mr. Rodek, Russell Wayman, Hyperion’s General Counsel, and representatives of Shearman & Sterling LLP telephoned Mr. Brennan, Mr. Mutch and representatives of Venture Law Group to discuss issues that remained outstanding regarding the merger agreement and Mr. Rodek and Mr. Mutch discussed the financial terms of the proposed transaction.

      Later that afternoon, the Brio board of directors met again to continue its discussions and to address transaction details assuming that Hyperion accepted Brio’s latest proposal for the merger consideration. Following this meeting, Mr. Mutch and Mr. Brennan called Mr. Rodek to discuss the financial terms for the merger. During the course of the evening, Mr. Rodek and Mr. Mutch agreed on financial terms to be presented to the respective boards of directors for approval.

      Later that evening, the Brio board of directors met by telephone conference call with senior management and Brio’s legal and financial advisors at a special meeting of the board of directors to discuss the status of the negotiations with Hyperion, Brio’s due diligence review of Hyperion and the directors’ comments on the draft of the merger agreement. After Mr. Mutch presented the proposed financial terms for the proposed merger as discussed with Mr. Rodek, management provided its view of the proposed merger. Also at this meeting, Citigroup reviewed with the Brio board of directors its financial analysis of the consideration to be provided for in the proposed merger and rendered to the Brio board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 23, 2003, the date of the merger agreement, to the effect that, as of the date of such opinion and based on and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Brio common stock. After full discussion, the Brio board of directors concluded that the proposed merger and merger agreement were fair to, and in the best interests of, Brio and its stockholders. Accordingly, the Brio board of directors approved the merger and the merger agreement and related documents and authorized management to proceed with the execution of the merger documents. Following discussion of the merger, the Brio board of directors reviewed the terms and condition of an OEM Agreement with Hyperion. After considering its terms and other factors, the Brio board of directors approved the OEM Agreement with Hyperion.

      Soon after the conclusion of this meeting, Shearman & Sterling LLP delivered to Venture Law Group, A Professional Corporation, and Citigroup revised drafts of the merger agreement and the voting agreement reflecting the parties’ negotiations of these agreements earlier that night.

      The Hyperion board of directors met on the morning of July 23, 2003 to continue its consideration of the proposed transaction with Brio. At the meeting, Mr. Rodek updated the Hyperion board of directors on the negotiations with Brio and on the proposed final terms for the merger. Representatives of Morgan Stanley also reviewed their financial analyses of the proposed transaction with the Hyperion board of directors. A representative of Shearman & Sterling LLP also reviewed with the board the revised terms of the merger agreement and the voting agreement. After considering the revised terms, the Hyperion board of directors approved the merger agreement, the merger, the voting agreement and the other transactions contemplated by the merger agreement. Following discussion of the merger, the board of directors reviewed a stock repurchase program proposed by senior management. After considering its terms and other factors, the board of directors approved the stock repurchase program.

      Following this meeting, Hyperion and Brio and their legal advisors finalized the merger agreement and representatives of Hyperion and Brio executed the merger agreement and the OEM agreement. In addition, Hyperion and the directors and officers of Brio and their respective affiliates executed the voting agreement. After the close of trading on the Nasdaq National Market, Hyperion and Brio issued a joint press release announcing the execution of the merger agreement. In separate press releases, Hyperion also announced its results of the operations for its fiscal quarter ended June 30, 2003 and its fiscal year ended June 30, 2003 and the approval of the stock repurchase program and Brio announced its results of operations for its fiscal quarter ended June 30, 2003.

Brio’s Reasons for the Merger; Recommendation of Brio’s Board of Directors

      At the meeting of the board of directors of Brio on July 22, 2003, the directors unanimously concluded that the merger agreement and the merger are fair to, and in the best interests of, Brio and its stockholders. In addition, the Brio board determined to recommend that the stockholders adopt the merger agreement and approve the merger. In the course of reaching this decision, the board of directors of Brio consulted with Brio’s senior management, outside legal counsel, independent accountants and financial advisor, reviewed a significant amount of information and considered a number of factors, including the following material factors:

•	the strategic and financial alternatives available to Brio in the increasingly competitive environment of the business intelligence and business performance management markets;

•	the merger would allow Hyperion to use Brio’s full product line, including the Brio Performance Suite and Brio Metrics Builder, to complete its product architecture and offering, which would expand the addressable market for Brio’s current product offerings and enhance the combined company’s competitive position in the consolidating enterprise software market;

•	Hyperion and Brio would have the opportunity to market the combined company’s product line through a larger number of partner and direct sales channels;

•	the strategic fit between Hyperion and Brio, and the belief that the combined company would have the potential to enhance stockholder value through share ownership in a larger, more competitive business performance management company with more comprehensive product lines;

•	Hyperion’s and Brio’s complementary corporate cultures, markets, locations and vision with respect to the business performance management industry;

•	that by combining complementary operations, the combined company would have better opportunities for future growth;

•	the amount and form of consideration to be received by Brio’s stockholders in the merger in light of the historical trading range of Hyperion’s common stock;

•	information concerning the business, earnings, competitive position and prospects of Brio and Hyperion, both individually and on a combined basis;

•	the possibility, as alternatives to the merger, of continuing as a stand alone entity, seeking to acquire another company, seeking to engage in one or more joint ventures, seeking to engage in a combination with a company other than Hyperion or seeking to complete a secondary public offering or private placement of Brio common stock;

•	the opinion of Citigroup delivered to the Brio board of directors, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration, as more fully described below in the section entitled “— Opinion of Brio’s Financial Advisor”;

•	the likely impact of the merger on Brio’s employees, customers and partners;

•	the expected effect of the merger on Brio’s existing relationships with third parties;

•	the interests that certain executive officers and directors of Brio may have with respect to the merger in addition to their interests as stockholders of Brio generally as described in the section entitled “— Interests of Certain Persons in the Merger” beginning on page 55 of this proxy statement/ prospectus; and

•	the expectation that the merger will qualify as a reorganization for United States federal income tax purposes, in which case no gain will be recognized by Brio stockholders except to the extent of cash received for shares of Brio common stock.

      The foregoing discussion of the information and factors considered by the board of directors of Brio is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with the evaluation of the merger and the complexity of these matters, the board of directors of Brio did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, the board of directors of Brio did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the board of directors of Brio, but rather the board of directors of Brio conducted an overall analysis of the factors described above, including discussions with and questioning of Brio’s senior management, and legal and financial advisors. In considering the factors described above, individual members of the board of directors of Brio may have given different weight to different factors.

      There can be no assurance that the potential synergies or opportunities considered by the board of directors of Brio will be achieved though consummation of the merger. See “Risk Factors” beginning on page 19.

      Brio’s board of directors has unanimously concluded that the merger is fair to, and in the best interests of, Brio and its stockholders and has unanimously approved the merger, the merger agreement and the associated transactions. Accordingly, the Brio board of directors has declared advisable, and unanimously recommends, that Brio stockholders vote FOR adoption of the merger agreement and approval of the merger.

      In considering the recommendation of Brio’s board of directors, you should be aware that directors and officers of Brio have interests in the merger that are different from, or are in addition to, those of Brio’s stockholders generally. See “— Interests of Certain Persons in the Merger” beginning on page 55.

Opinion of Brio’s Financial Advisor

      Brio has retained Citigroup as its exclusive financial advisor in connection with the merger. In connection with this engagement, Brio requested that Citigroup evaluate the fairness, from a financial point of view, to the holders of Brio common stock of the consideration provided for in the merger. On July 22, 2003, at a meeting of the Brio board of directors held to evaluate the merger, Citigroup rendered to the Brio board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated July 23, 2003, the date of the merger agreement, to the effect that, as of the date of such opinion and based on and subject to the matters described in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Brio common stock.

      In arriving at its opinion, Citigroup:

•	reviewed the merger agreement;

•	held discussions with senior officers, directors and other representatives and advisors of Brio and senior officers and other representatives and advisors of Hyperion concerning the businesses, operations and prospects of Brio and Hyperion;

•	examined publicly available business and financial information relating to Brio and Hyperion;

•	examined other information and data relating to Brio and Hyperion provided to or otherwise discussed with Citigroup by the managements of Brio and Hyperion, including publicly available financial forecasts relating to Brio and Hyperion and information relating to the potential strategic implications and operational benefits anticipated by the managements of Brio and Hyperion to result from the merger;

•	reviewed the financial terms of the merger as described in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Brio common stock and Hyperion common stock, the historical and projected earnings and other operating data of Brio and Hyperion and the capitalization and financial condition of Brio and Hyperion;

•	considered, to the extent publicly available, the financial terms of other transactions effected that Citigroup considered relevant in evaluating the merger;

•	analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Brio and Hyperion;

•	evaluated the potential pro forma financial effects of the merger on Hyperion; and

•	conducted other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

      In rendering its opinion, Citigroup assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of Brio and Hyperion that no relevant information had been omitted or remained undisclosed to Citigroup. With respect to publicly available financial forecasts relating to Brio and Hyperion utilized by Citigroup in its analyses, Citigroup was advised by the managements of Brio and Hyperion that such forecasts reflected reasonable estimates and judgments as to the future financial performance of Brio and Hyperion. Citigroup assumed, with Brio’s consent, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Brio or Hyperion or the contemplated benefits of the merger. Citigroup also assumed, with Brio’s consent, that the proposed merger would be treated as a reorganization for U.S. federal income tax purposes. In connection with its engagement and at the direction of Brio, Citigroup was requested to approach, and it held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Brio.

      Citigroup did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Brio or Hyperion, and did not make any physical inspection of Brio’s and Hyperion’s properties or assets. Citigroup did not express any opinion as to what the value of Hyperion common stock actually will be when issued in the merger or the price at which Hyperion common stock will trade at any time. Citigroup also was not requested to consider, and expressed no view as to, the implications, if any, that the voting agreement entered into by certain stockholders of Brio in connection with the merger may have with respect to the shares of Brio common stock held by such holders. Citigroup’s opinion does not address the relative merits of the proposed merger as compared to any alternative business strategies that might exist for Brio or the effect of any other transaction in which Brio might engage. Citigroup’s opinion was necessarily based on information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Although Citigroup evaluated the merger consideration from a financial point of view, Citigroup was not asked to, and it did not, recommend the specific consideration payable in the merger, which was determined through negotiation between Brio and Hyperion. Except as described above, Brio imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

      The full text of Citigroup’s written opinion dated July 23, 2003, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/ prospectus. Citigroup’s opinion was provided to Brio’s board of directors in connection with its evaluation of the merger consideration, relates only to the fairness, from a financial point of view, of the merger consideration and does not address any other aspect of the merger. Citigroup’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger.

      In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Brio or Hyperion. No company, transaction or business used in those analyses as a comparison is identical to Brio or Hyperion or the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

      The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates contained in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

      Citigroup’s opinion and analyses were only one of many factors considered by Brio’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Brio’s board of directors or management with respect to the consideration of the merger.

      The following is a summary of the material financial analyses performed by Citigroup in connection with the rendering of its opinion dated July 23, 2003 to Brio’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses. In the following summary, the term “implied per share blended value of the merger consideration” refers to the blended value of the cash component of the merger consideration of $0.363 per share of Brio common stock and the implied value of the stock component of the merger consideration based on the exchange ratio of 0.109 provided for in the merger utilizing both the implied per share equity reference range for Hyperion derived from the “Selected Publicly Held Companies Analysis — Hyperion” described below as well as the closing price of Hyperion common stock on July 22, 2003.

Selected Publicly Held Companies Analysis

      Using publicly available information, Citigroup reviewed the market values and implied trading multiples of Brio, Hyperion and the following five selected publicly held companies in the business intelligence industry and also reviewed the market values and implied trading multiples of Brio and the following nine selected publicly held companies with market capitalizations of less than $115 million in the enterprise software industry:

Business Intelligence Companies	Enterprise Software Companies

• Actuate Corporation • Business Objects S.A. • Cognos Incorporated • Informatica Corporation • MicroStrategy Incorporated	• Chordiant Software, Inc.
• E.piphany, Inc.
• Entrust, Inc.
• IONA Technologies PLC
• KANA Software, Inc.
• Mercator Software, Inc.
• ONYX Software Corporation
• SeeBeyond Technology Corporation
• Stellent, Inc.

      Brio. In evaluating Brio, Citigroup reviewed firm values, calculated as equity value plus debt, minority interest, preferred stock and out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, of Brio and the selected companies as a multiple of latest 12 months revenues, latest quarter annualized revenues and calendar year 2003 estimated revenues. All multiples were based on closing stock prices on July 22, 2003, the last trading day before public announcement of the proposed merger. Estimated financial data for Brio and the selected companies were based on publicly available research analysts’ estimates. Citigroup then applied a range of selected multiples derived from the selected companies to corresponding financial data of Brio in order to derive an implied per share equity reference range for Brio. This yielded an implied per share equity reference range for Brio of approximately $2.15 to $3.55.

      Hyperion. In evaluating Hyperion, Citigroup reviewed firm values of Hyperion and the selected business intelligence companies as a multiple of latest 12 months revenues, latest quarter annualized revenues and calendar year 2003 estimated revenues. Citigroup also reviewed equity market values per share as a multiple of next 12 months estimated earnings per share, referred to as EPS, and calendar year 2004 estimated EPS. All multiples were based on closing stock prices on July 22, 2003. Estimated financial data for Hyperion and the selected business intelligence companies were based on publicly available research analysts’ estimates. Citigroup then applied a range of selected multiples derived from the selected business intelligence companies to corresponding financial data of Hyperion in order to derive an implied per share equity reference range for Hyperion. This yielded an implied per share equity reference range for Hyperion of approximately $27.00 to $34.00, which range was used in the calculation of the implied per share blended value of the merger consideration.

      Citigroup then compared the per share equity reference range for Brio implied by this analysis to the implied per share blended value of the merger consideration. This analysis indicated the following:

	Implied Per Share Blended Value of the Merger Consideration Utilizing:

Implied Per Share Equity	Implied Per Share Equity	Closing Price of Hyperion
Reference Range for Brio	Reference Range for Hyperion	Common Stock on July 22, 2003

$2.15 to $3.55	$3.31 to $4.06	$3.43

          Precedent Transactions Analysis

      Using publicly available information, Citigroup reviewed the firm values and implied transaction multiples in the following 22 recently announced selected transactions in the enterprise software industry in which the target company had an equity value of between $50 million and $250 million:

Acquiror	Target

• Borland Software Corporation
• Cadence Design Systems, Inc.
• Cognos Incorporated
• Computacenter plc
• Documentum, Inc.
• Geac Computer Corporation Ltd.
• Gores Technology Group
• Intuit Inc.
• Itron, Inc.
• Liberate Technologies
• Microsoft Corporation
• Network Associates Technology, Inc.
• Nice Systems Ltd.
• Overture Services, Inc.
• Overture Services, Inc.
• Quest Software, Inc.
• Riverdeep Group plc
• SSA Global Technologies, Inc.
• SunGuard Data Systems, Inc.
• SunGuard Data Systems, Inc.
• Synopsys, Inc.
• Thoma Cressey Equity Partners Inc./LLR Partners Inc.	• TogetherSoft Corporation
• Celestry Design Technologies, Inc.
• Adaytum, Inc.
• GE CompuNet
• eRoom Technology, Inc.
• Comshare, Incorporated
• Resonate, Inc.
• Blue Ocean Software, Inc.
• Silicon Energy Corp.
• Sigma Systems Group Inc.
• Vicinity Corporation
• IntruVert Networks, Inc.
• Thales Contact Solutions, Inc.
• Altavista Company
• Fast Search & Transfer ASA
• Sitraka, Inc.
• Broderbund LLC
• Infinium Software, Inc.
• Caminus Corporation
• H.T.E., Inc.
• InSilicon Corporation
• Prophet 21, Inc.

      Citigroup reviewed firm values as a multiple of latest 12 months revenues and latest quarter annualized revenues and focused on transactions in which the target company was publicly held prior to the transaction. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Citigroup then applied a range of selected multiples derived from the selected transactions to corresponding financial data of Brio in order to derive an implied per share equity reference range for Brio. This yielded an implied per share equity reference range for Brio of approximately $2.80 to $3.80.

      Citigroup then compared the per share equity reference range for Brio implied by this analysis to the implied per share blended value of the merger consideration. This analysis indicated the following:

	Implied Per Share Blended Value of the Merger Consideration Utilizing:

Implied Per Share Equity	Implied Per Share Equity	Closing Price of Hyperion
Reference Range for Brio	Reference Range for Hyperion	Common Stock on July 22, 2003

$2.80 to $3.80	$3.31 to $4.06	$3.43

          Premiums Paid Analysis

      Using publicly available information, Citigroup reviewed the premiums implied by the transaction values in the following 17 recently announced selected transactions in the technology industry in which the target company had an equity value of between $50 million and $250 million:

Acquiror	Target

• Aquent LLC
• Coherent Holding GmbH
• CSK Corp.
• Dendrite International Inc.
• Dun & Bradstreet Corporation
• First Data Corporation
• Geac Computer Corporation Ltd.
• Gores Technology Group
• Palm, Inc.
• ScanSoft, Inc.
• SSA Global Technologies, Inc.
• Strategic Software Holdings
• SunGuard Data Systems, Inc.
• SunGuard Data Systems, Inc.
• Synopsys, Inc.
• The Thomson Corporation
• Thoma Cressey Equity Partners Inc./LLR Partners Inc.
• Computer Horizons Corp.
• Lambda Physik AG
• ServiceWare Corporation
• SYNAVANT Inc.
• Hoover Inc.
• Alphyra Group PLC
• Comshare, Incorporated
• Resonate, Inc.
• Handspring, Inc.
• SpeechWorks International, Inc.
• Infinium Software, Inc.
• Mercator Software, Inc.
• Caminus Corporation
• H.T.E., Inc.
• InSilicon Corporation
• Elite Information Group, Inc.
• Prophet 21, Inc.

      Citigroup reviewed the implied premiums in these selected transactions relative to, among other things, the ratio of the closing stock price of the acquirors and targets in such transactions one trading day, and the average closing ratio over the 30 trading days, prior to public announcement of the transactions. Citigroup then applied selected premiums derived from these selected transactions to the ratio of Brio common stock to Hyperion common stock on July 22, 2003, and the average closing ratio over the 30 trading days prior to July 22, 2003. This analysis indicated an implied per share equity reference range for Brio of approximately $2.97 to $4.32.

      Citigroup then compared the per share equity reference range for Brio implied by this analysis to the implied per share blended value of the merger consideration. This analysis indicated the following:

	Implied Per Share Blended Value of the Merger Consideration Utilizing:

Implied Per Share Equity	Implied Per Share Equity	Closing Price of Hyperion
Reference Range for Brio	Reference Range for Hyperion	Common Stock on July 22, 2003

$2.97 to $4.32	$3.31 to $4.06	$3.43

          Contribution Analysis

      Citigroup compared the relative contributions of Brio and Hyperion to, among other things, the combined company’s next 12 months estimated earnings before interest and taxes and latest quarter annualized license revenues. Estimated financial data were based on publicly available research analysts’ estimates. Citigroup then calculated an implied per share equity reference range for Brio based on these percentage contributions and the price per share of Hyperion common stock on July 22, 2003. This analysis indicated an implied per share equity reference range for Brio of approximately $1.97 to $3.39.

      Citigroup then compared the per share equity reference range for Brio implied by this analysis to the implied per share blended value of the merger consideration. This analysis indicated the following:

	Implied Per Share Blended Value of the Merger Consideration Utilizing:

Implied Per Share Equity	Implied Per Share Equity	Closing Price of Hyperion
Reference Range for Brio	Reference Range for Hyperion	Common Stock on July 22, 2003

$1.97 to $3.39	$3.31 to $4.06	$3.43

Historical Exchange Ratio Analysis

      Citigroup reviewed the ratio of the closing price of Brio common stock to the closing price of Hyperion common stock on July 22, 2003, and the average ratios implied by the closing prices of Brio common stock to Hyperion common stock over the 10 trading days, 30 trading days, 60 trading days, 90 trading days, six months and 12 months ended July 22, 2003. This analysis yielded an implied exchange ratio range of 0.0458x to 0.0980x. Citigroup then calculated an implied per share equity reference range for Brio based on the range of implied exchange ratios and the price per share of Hyperion common stock on July 22, 2003. This analysis indicated an implied per share equity reference range for Brio of approximately $1.29 to $2.76.

      Citigroup then compared the per share equity reference range for Brio implied by this analysis to the implied per share blended value of the merger consideration. This analysis indicated the following:

	Implied Per Share Blended Value of the Merger Consideration Utilizing:

Implied Per Share Equity	Implied Per Share Equity	Closing Price of Hyperion
Reference Range for Brio	Reference Range for Hyperion	Common Stock on July 22, 2003

$1.29 to $2.76	$3.31 to $4.06	$3.43

Pro Forma Merger Analysis

      Citigroup reviewed the potential pro forma effect of the merger on Hyperion’s estimated EPS for the fourth quarter of calendar year 2003 and the first quarter of calendar year 2004, without giving effect to potential cost savings or other synergies that could result from the merger and assuming merger-related expenses estimated by the management of Brio. Estimated EPS data were based on publicly available research analysts’ estimates. This analysis indicated that the merger could be dilutive to Hyperion’s estimated EPS in each of the periods reviewed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

      In rendering its opinion, Citigroup reviewed and considered other factors, including:

•	historical trading prices and trading volumes for Brio common stock and Hyperion common stock during the 12-month period preceding July 22, 2003;

•	the relationship between movements in Brio common stock, movements in Hyperion common stock and movements in the common stock of selected business intelligence companies and the Nasdaq Composite Index;

•	historical quarterly revenue and license revenue trends for Brio; and

•	selected research analysts’ reports on Brio and Hyperion, including per share price targets of those analysts.

Miscellaneous

      Under the terms of its engagement, Brio has agreed to pay Citigroup customary fees for its financial advisory services in connection with the proposed merger. Brio also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Brio or Hyperion for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup and its affiliates in the past have provided services to Brio unrelated to the proposed merger, for which services Citigroup and its affiliates have received compensation. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Brio and Hyperion and their respective affiliates.

      Brio selected Citigroup as its exclusive financial advisor based on Citigroup’s reputation, experience and familiarity with Brio and its business. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Hyperion’s Reasons for the Merger

      Hyperion’s board of directors has approved the merger agreement, the merger, the issuance of shares of Hyperion common stock to be issued in the merger and the other transactions contemplated by the merger agreement. Hyperion’s board of directors believes that, following the merger, Hyperion will have the potential to realize enhanced long-term operating and financial results and an improved competitive position as a result of its acquisition of Brio. The Hyperion board consulted with Hyperion’s management and legal and financial advisors in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Before making its determination, Hyperion’s board of directors reviewed and considered a number of important factors, including:

•	Hyperion’s determination that its overall product offering and market position could be enhanced by owning, rather than licensing, a commercially accepted query and reporting product that could access relational databases easily and quickly, and that could support thousands of users.

•	Hyperion management’s belief that, given the complementary nature of the technologies, business strategies and customer base of Hyperion and Brio as well as the size, breadth of solution and technology leadership of the combined company, the merger would enhance the opportunity for the potential realization of Hyperion’s strategic objective to become the world’s leading provider of business performance management software solutions;

•	the potential impact on Hyperion’s financial condition, results of operations and businesses, including expected cost synergies associated with the combination of the two companies and expected additional benefits from incremental sales as a result of a broadening of Hyperion’s product line and increasing the distribution of Brio’s products through existing Hyperion channels;

•	the increase in the addressable market of the combined company as a result of adding Brio’s expertise in marketing to information technology organizations to Hyperion’s expertise in marketing to finance organizations;

•	the complementary nature of the products and functionality that will be added to the Hyperion platform, including interactive query and analysis and enterprise reporting, which combination is expected to allow Hyperion to sell a broader range of Business Intelligence and Business Performance Management solutions to new and existing customers, to more constituents within each customer and at an earlier stage in the Business Performance Management solution adoption cycle; and

•	the compatibility of Brio’s business model, strategic vision and corporate culture with those of Hyperion and the beneficial impact on the integration process expected to result from this compatibility.

      The foregoing discussion of the information and factors considered by the Hyperion board of directors is not intended to be exhaustive but includes the material factors considered by the Hyperion board of directors. In view of the complexity and wide variety of information and factors considered by the Hyperion board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Hyperion board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Hyperion board of directors conducted an overall analysis of the factors described above, including discussions with Hyperion’s management and legal and financial advisors. In considering the factors described above, individual members of the Hyperion board of directors may have given different weight to different factors.

Interests of Certain Persons in the Merger

      You should be aware that, as described below, directors and officers of Brio have interests in the merger that may be different from, or in addition to, the interest of the other stockholders of Brio generally. The Brio board of directors was aware of these interests to the extent they existed at the time, and considered them, among other matters, in approving the merger, the merger agreement and the transactions contemplated by the merger agreement.

Brio Stock Options

      At the close of business on August 13, 2003, executive officers and directors of Brio and their affiliates owned approximately 16.5% of the outstanding shares of Brio common stock.

      Upon completion of the merger, Hyperion will assume all outstanding options to purchase shares of Brio common stock, including options held by executive officers and directors, whether vested or unvested, and convert them into options to purchase shares of Hyperion common stock subject to the same terms and conditions as were applicable prior to the merger. The number of shares of Hyperion common stock issuable upon the exercise of these stock options, and the exercise price of the stock options, will be adjusted according to the option exchange ratio, which is equal to the sum of (1) 0.109 and (2) the quotient obtained by dividing $0.363 by the average of the per share closing price of Hyperion common stock over the five consecutive trading days ending on the trading day immediately preceding the effective time of the merger. At the close of business on August 13, 2003:

•	Messrs. Brennan, Collins, Guthrie, Gentile and Levine held options to purchase 2,851,376, 550,000, 350,000, 300,000 and 325,000 shares of Brio common stock, respectively;

•	Messrs. Edholm, Kvamme, Mutch, Saliba and von Simson held options to purchase 10,000, 25,000, 50,000, 50,000 and 30,000 shares of Brio common stock, respectively;

•	All executive officers and directors of Brio as a group held options to purchase 4,541,376 shares of Brio common stock.

      At the close of business on August 13, 2003, the non-employee disinterested members of the Brio board of directors as a group held options to purchase 165,000 shares of Brio common stock.

Employment Agreements

      Pursuant to the merger and by operation of law, Hyperion will be obligated to fulfill all written employment and other agreements to which Brio or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

      Employment Agreement with Craig D. Brennan. Effective as of January 2, 2001, Brio entered into an employment agreement with Mr. Brennan setting forth the material terms of his employment and compensa-

tion. Pursuant to the agreement, Mr. Brennan serves as the President and Chief Executive Officer of Brio and serves as a member of the Brio board of directors. The agreement is for no specified period.

      Mr. Brennan’s agreement provides for an annual base salary of $350,000 and eligibility to receive an annual bonus with a target of $200,000. Pursuant to Mr. Brennan’s agreement, Brio agreed to grant Mr. Brennan an option to purchase that number of shares representing 10% of the outstanding shares of common stock as of the date of grant at a per share exercise price equal to the fair market value of an underlying share on the date of grant. The option vests over a four-year term, with 25% of the underlying shares vesting on the first anniversary of the grant date and the balance of the shares subject to the option vesting in monthly equal installments over the balance of the term. Mr. Brennan has received additional fully vested shares of Brio stock through sign-on and other bonuses.

      Mr. Brennan is eligible to participate in welfare, health and life insurance and retirement benefit and incentive programs adopted by Brio on the same basis as are similarly situated executives of Brio and its subsidiaries.

      Upon a termination of Mr. Brennan’s employment by Brio without “cause” (and other than by reason of his death or “disability”) or resignation by Mr. Brennan for “good reason” (as each of these terms is defined in the agreement), subject to Mr. Brennan’s execution and non-revocation of a release and his agreement not to engage in any business that competes with Brio during the period he is entitled to receive the following benefits, Mr. Brennan will receive (i) continuation of his then-current base salary for 12 months, (ii) payment of his target bonus on a pro rata basis for the period in which the termination occurs (based on deemed achievement of all milestones applicable to the bonus), (iii) reimbursement for medical coverage continuation for Mr. Brennan and his dependents under COBRA for 12 months, and (iv) accelerated vesting of Mr. Brennan’s outstanding options with respect to that number of shares subject to the options that would be exercisable had he completed another 12 months of service with Brio.

      In the event that Mr. Brennan’s employment termination or resignation under circumstances described in the foregoing paragraph occurs within 12 months following a “change in control” of Brio (as defined in his agreement), he will be entitled to vest in all of his outstanding options, in addition to the other severance benefits described in the foregoing paragraph. The merger is a change in control for purposes of Mr. Brennan’s employment agreement.

      Post-Closing Employment Arrangement. Hyperion and Mr. Brennan have reached an understanding regarding Mr. Brennan’s employment and compensation following the closing of the merger. Hyperion has agreed to continue to employ Mr. Brennan following the closing through June 30, 2004 as an advisor with respect to the integration of Brio. Mr. Brennan will receive a monthly salary equal to $30,000 during the period he is employed pursuant to this arrangement. Mr. Brennan will also be entitled to earn a bonus, in a target amount equal to $100,000, for each of the periods ending September and December 2003. The bonus will be earned upon satisfaction of revenue and earnings targets for Brio that were agreed to by Mr. Brennan and Hyperion and payable at an agreed time thereafter.

      Employment Agreement with Craig Collins. Effective as of January 7, 2002, Brio entered into an employment agreement with Mr. Collins setting forth the material terms of his employment and compensation. Pursuant to the agreement, Mr. Collins serves as Executive Vice President and Chief Financial Officer of Brio. The agreement does not provide for a specified term.

      Mr. Collins’ agreement provides for an initial annual base salary of $300,000. Mr. Collins is also eligible to earn an annual target bonus of $150,000. Brio granted Mr. Collins a stock option to purchase 450,000 shares of common stock under his agreement vesting monthly over 48 months. Mr. Collins has received additional stock options as a sign-on bonus.

      Mr. Collins is eligible to participate in welfare, health and life insurance and retirement benefit and incentive programs adopted by Brio on the same basis as are similarly situated executives of Brio and its subsidiaries.

      Upon a termination of Mr. Collins’ employment by Brio without “cause” (and other than by reason of his death or “disability”) or resignation by Mr. Collins for “good reason” (as these terms are defined in the agreement), subject to Mr. Collins’ execution and non-revocation of a release and his agreement not to engage in any business that competes with Brio during the period he is entitled to receive the following benefits, Mr. Collins will receive (i) continuation of his then-current base salary for 12 months, (ii) reimbursement for medical coverage continuation for Mr. Collins and his dependents under COBRA for 12 months and (iii) accelerated vesting of his outstanding options with respect to that number of shares subject to the options that would be exercisable had he completed another 12 months of service with Brio.

      In the event that Mr. Collins’ employment termination or resignation under circumstances described in the foregoing paragraph occurs within 12 months following a “change in control” of Brio (as defined in his agreement), he will be entitled to vest in all of his outstanding options, in addition to the other severance benefits described in the preceding paragraph. The merger is a change in control for purposes of Mr. Collins’ employment agreement.

      Post-Closing Employment Agreement. On July 23, 2003, Hyperion agreed to, or agreed to cause Brio to, continue Mr. Collins’ employment as an advisor with respect to the integration of Brio until at least 10 business days following Hyperion’s first earnings announcement following completion of the merger.

      Employment Agreement with James Guthrie. Effective as of June 18, 2001, Brio entered into an employment agreement with Mr. Guthrie setting forth the material terms of his employment and compensation. Pursuant to the agreement, Mr. Guthrie serves as Executive Vice President, Development. The agreement is for no specified period.

      Mr. Guthrie’s agreement provides for an initial annual base salary of $250,000. Mr. Guthrie is also eligible to earn an annual incentive bonus of $125,000 under his agreement. Brio also agreed to grant Mr. Guthrie an option to purchase 315,000 shares of common stock in connection with his employment agreement. The option vests over four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the balance vesting in monthly equal installments during the balance of the term. Mr. Guthrie has received additional options through sign-on and other bonuses.

      Mr. Guthrie is eligible to participate in welfare, health and life insurance and retirement benefit and incentive programs adopted by Brio on the same basis as are similarly situated executives of Brio and its subsidiaries.

      If Mr. Guthrie’s employment is terminated by Brio without “cause” (and other than by reason of his death or “disability”) or if Mr. Guthrie resigns for “good reason” (as these terms are defined in the agreement), in exchange for Mr. Guthrie’s execution and non-revocation of a release and his agreement not to compete with Brio during the period he is entitled to receive the following benefits, Mr. Guthrie will receive (i) continuation of his then-current base salary for 12 months, (ii) payment of his insurance premiums under COBRA for 12 months, and (iii) accelerated vesting of his option for an additional 12 months from the date of his termination.

      In the event that Mr. Guthrie’s employment termination or resignation under the circumstances described in the foregoing paragraph occurs within six months prior to or within 12 months following a “change in control” of Brio (as defined in the agreement), his options will automatically vest with respect to 50% of the shares subject to the then unvested portion of his options, in addition to the other severance benefits described in the preceding paragraph. The merger is a change in control for purposes of Mr. Guthrie’s employment agreement.

      Employment Agreement with Brian Gentile. Effective as of June 22, 2001, Brio entered into an employment agreement with Mr. Gentile setting forth the material terms of his employment and compensation. Pursuant to the agreement, Mr. Gentile serves as Chief Marketing Officer of Brio. The agreement is for no specified period.

      Mr. Gentile’s agreement provides for an initial annual base salary of $250,000 and the opportunity to earn an annual incentive bonus. Brio also granted Mr. Gentile a stock option to purchase 250,000 shares of common stock in connection with his employment agreement. The option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the grant date and as to the remaining shares in monthly equal installments over the balance of the three-year vesting period. Mr. Gentile has received additional options through bonuses.

      If Mr. Gentile’s employment is terminated by Brio without “cause” (and other than by reason of his death or “disability”) or if Mr. Gentile resigns for “good reason” (as these terms are defined in the agreement), in exchange for Mr. Gentile’s execution and non-revocation of a release and his agreement not to compete with Brio during the period he is entitled to receive the following benefits, Mr. Gentile will receive (i) continuation of his then-current base salary for 12 months, (ii) payment of his insurance premiums under COBRA for 12 months, and (iii) accelerated vesting of his option for an additional 12 months from the date of his termination.

      In the event that Mr. Gentile’s employment termination or resignation under the circumstances described in the foregoing paragraph occurs within six months prior to or within 12 months following a “change in control” of Brio (as defined in the agreement), Mr. Gentile’s options will automatically vest with respect to 50% of the shares subject to the then-unvested portion of his options, in addition to the other severance benefits described in the preceding paragraph. The merger is a change in control for purposes of Mr. Gentile’s employment agreement.

      Employment Agreement with Mike Levine. Effective as of May 30, 2002, Brio entered into an employment agreement with Mr. Levine setting forth the material terms of his employment and compensation. Pursuant to the agreement, Mr. Levine serves as Executive Vice President, Worldwide Sales. The agreement is for no specified period.

      The agreement provides for an annual base salary of $275,000. Mr. Levine is also eligible to earn an annual incentive compensation bonus of $175,000. Brio also granted Mr. Levine an option to purchase 325,000 shares of Common Stock, with a per share exercise price equal to the fair market of the underlying shares and with a vesting schedule pursuant to which 25% of the shares subject to the option would vest on the first anniversary of the grant date and the remaining shares would vest in monthly equal installments during the balance of the three-year vesting period. Mr. Levine is also entitled to a monthly car allowance equal to $1,500.

      If Mr. Levine’s employment is terminated by Brio without “cause” (and other than by reason of his death or “disability”) or if Mr. Levine resigns for “good reason” (as these terms are defined in the agreement), subject to Mr. Levine’s execution and non-revocation of a release and his agreement to continue to observe his obligations under the confidentiality agreement with Brio, Mr. Levine will receive (i) continuation of his base salary for six months and (ii) payment of his insurance premiums under COBRA for six months.

      In the event that Mr. Levine’s employment termination or resignation under circumstances described in the foregoing paragraph occurs within six months prior to or within 12 months following a “change in control” of Brio (as defined in his agreement), he will be entitled to accelerated vesting of his outstanding option with respect to 50% of his then-unvested underlying shares, in addition to the severance benefits described in the preceding paragraph. The merger is a change in control for purposes of Mr. Levine’s employment agreement.

      As a result, these directors, executive officers and stockholders could be more likely to vote in favor of recommending the merger agreement and the merger than if they did not have these interests. The Brio board of directors was aware of these interests and considered them, among other matters, in approving the principal terms of the merger, the merger agreement and the transactions under the merger agreement.

Director and Officer Indemnification and Insurance

      Hyperion has agreed to cause the company surviving the merger to honor and fulfill all of the indemnification obligations of Brio to its directors and officers pursuant to existing indemnification agreements. In addition, for six years after the completion of the merger, the certificate of incorporation and by-laws of the company surviving the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers and employees who were indemnified by Brio immediately prior to completion of the merger as the exculpation and indemnification provisions that were contained in the restated certificate of incorporation and by-laws of Brio in effect at the time the merger agreement was executed.

      For a period of six years after the completion of the merger, Hyperion also will cause the company surviving the merger to use all reasonable best efforts to maintain the current directors’ and officers’ liability insurance with respect to matters occurring prior to the completion of the merger. However, the company surviving the merger will not be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 175% of the current annual premium paid by Brio for its existing insurance coverage prior to the merger.

Voting Agreement

      Certain officers and directors of Brio have signed, in their capacity as stockholders, a voting agreement in which they have agreed to vote their shares in favor of adoption of the merger agreement and approval of the merger.

Material U.S. Federal Income Tax Consequences

      The following description summarizes the material U.S. federal income tax consequences of the merger to holders of Brio common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change in the foregoing could affect the continuing validity of the tax consequences described in this proxy statement/prospectus. Neither Hyperion nor Brio has requested or will request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

      This description applies only to holders of Brio common stock who are U.S. persons. For purposes of this description, the term “U.S. person” means:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or an entity taxable as a corporation, created or organized under the laws of the United States or any state thereof;

•	an estate that is subject to U.S. tax on its worldwide income from all sources; or

•	a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This description is not a comprehensive description of all the tax consequences that may be relevant to holders of Brio common stock. It applies only to holders of Brio common stock that hold their Brio common stock as capital assets within the meaning of Section 1221 of the Code. No attempt has been made to address all aspects of U.S. federal income taxation that may be relevant to a particular holder of Brio common stock in light of its particular circumstances or to holders of Brio common stock subject to special treatment under the U.S. federal income tax laws, including:

•	banks, insurance companies, trusts and financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	persons that have a functional currency other than the U.S. dollar;

•	pass-through entities and investors in pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	dealers in securities or foreign currency;

•	holders of Brio common stock who acquired their shares in connection with Brio’s stock option plans or in other compensatory transactions;

•	holders of Brio options; and

•	holders of Brio common stock who hold their stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

      In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger. It does not address the tax consequences of any transaction other than the merger, including transactions completed prior to or after the merger (whether or not such transactions are in connection with the merger).

EACH HOLDER OF BRIO COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

      The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Hyperion and Brio will not be required to complete the merger unless Hyperion receives an opinion from Shearman & Sterling LLP and Brio receives an opinion from Venture Law Group PC, in each case dated the closing date and to the effect that the merger will constitute a reorganization for U.S. federal income tax purposes. Those tax opinions will neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the tax opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain assumptions and covenants made by Brio and Hyperion in certificates to be delivered to counsel by the respective managements of Brio and Hyperion prior to the effective time of the merger.

      Assuming the merger so qualifies, holders of Brio common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Hyperion common stock received pursuant to the merger over the holder’s adjusted tax basis in the shares of Brio common stock surrendered) or (2) the amount of cash received pursuant to the merger. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Brio common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated or current year earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether the receipt of cash by the holder has the effect of a distribution of a dividend, a holder of Brio common stock will be treated as if the holder first exchanged all of its Brio common stock solely for Hyperion common stock and then Hyperion immediately redeemed a portion of such stock for the cash that such holder actually received pursuant to the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain rather than dividend treatment. Any dividends received in the merger by noncorporate holders of Brio common stock would generally be subject to the same maximum 15% tax rate that applies to long-term capital gains recognized in the merger. Short-term capital gains are subject to tax at ordinary income tax rates.

      Assuming the merger qualifies as a reorganization, the aggregate tax basis of Hyperion common stock received (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Brio common stock surrendered for Hyperion common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Hyperion common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Hyperion common stock received by a holder of Brio common stock in the merger should include the period for which the surrendered Brio common stock was considered to be held, provided that the Brio common stock so surrendered is held as a capital asset at the time of the merger. Cash payments received by a holder of Brio common stock in lieu of fractional shares of Hyperion common stock should be treated as if fractional shares of Hyperion common stock had been issued in the merger and then redeemed by Hyperion. A holder of Brio common stock receiving cash in lieu of a fractional share will recognize capital gain or loss with respect to such payment measured by the difference (if any) between the amount of cash received and the basis in the fractional share.

      Each holder of Brio common stock that receives Hyperion common stock in the merger will be required to file a statement with its U.S. federal income tax return providing its basis in the Brio common stock surrendered and the fair market value of the Hyperion common stock and any cash received in the merger, and to retain permanent records of this information relating to the merger. Certain noncorporate holders of Brio common stock may be subject to backup withholding at a 28% rate on cash payments received instead of fractional shares of Hyperion common stock. Backup withholding generally will not apply, however, to a holder of Brio common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding.

      A holder of Brio common stock that exercises such holder’s right to seek an appraisal of such holder’s shares of common stock generally should recognize capital gain or loss measured by the difference between the amount of cash received and the basis of the shares of Brio common stock exchanged, provided (1) the holder of Brio common stock does not actually or constructively own any Hyperion common stock after the exchange or (2) the holder’s ownership of Hyperion common stock after the exchange is minimal and the holder exercises no control with respect to corporate affairs. Since the law in this area is substantially underdeveloped, there may be alternative U.S. federal income tax treatments, none of which is a clearly identifiable prominent alternative under current U.S. federal income tax law. Capital gain or loss will generally be long-term capital gain or loss if the holder’s holding period with respect to the shares of Brio common stock surrendered is more than one year at the effective time of the merger.

      A successful IRS challenge to the reorganization status of the merger would result in Brio stockholders being treated as if they sold their Brio common stock in a fully taxable transaction. In such event, each Brio stockholder would recognize gain or loss equal to the difference between the stockholder’s adjusted tax basis in such share and the sum of the cash and fair market value, as of the effective time of the merger, of Hyperion common stock so received in exchange for such share of Brio common stock. In such event, a Brio stockholder’s aggregate basis in the Hyperion common stock so received would equal its fair market value as of the effective time and such Brio stockholder’s holding period for such Hyperion common stock would begin the day after the merger.

Accounting Treatment for the Merger

      In accordance with United States generally accepted accounting principles, Hyperion will account for the merger using the purchase method of accounting. Under the purchase method of accounting, Hyperion will record the market value of its common stock issued in connection with the merger, the amount of cash paid in connection with the merger, the fair value of the options to purchase shares of Brio common stock that become options to purchase shares of Hyperion common stock and the amount of direct transaction costs as the cost of acquiring the business of Brio. Hyperion will allocate that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets (such as acquired technology and customer contracts), and to in-process research and development, based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be accounted for as goodwill.

      Intangible assets with finite useful lives will generally be amortized over a specified period, resulting in an estimated accounting charge attributable to these items. In-process research and development will be expensed during the fiscal quarter in which the merger is completed. In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” intangible assets with indefinite useful lives, including goodwill resulting from a business combination completed subsequent to

June 30, 2001, will not be amortized but instead will be tested for impairment at least annually. The amount of the estimated purchase price allocated to goodwill and intangible assets with indefinite lives is based on certain assumptions. If Hyperion management should change the assumptions used in the allocation of the purchase price, amounts preliminarily allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. The results of operations and cash flows of Brio will be included in Hyperion’s financial statements prospectively as of the completion of the merger.

Regulatory Filings and Approvals Required to Complete the Merger

      The merger is subject to review by the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated until the specified waiting period requirements of that Act have been satisfied. Hyperion and Brio filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, on August 7, 2003. The waiting period terminates on September 8, 2003, but can be terminated early or extended at the discretion of the responsible antitrust authority.

      The merger is also subject to review by the Brazilian Administrative Council for Economic Defense, or CADE, pursuant to Law n. 8.884 of June 11, 1994, as amended. Hyperion and Brio submitted the appropriate filing with CADE on August 13, 2003. Hyperion and Brio are not required to receive approval from CADE prior to completing the merger.

      At any time before or after the completion of the merger, the Antitrust Division or the Federal Trade Commission could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Hyperion or Brio. In addition, certain private parties, state attorneys general or other antitrust authorities may challenge the transactions under antitrust laws under certain circumstances.

      Hyperion and Brio believe that the completion of the merger will not violate any antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be. Under the merger agreement, Hyperion is not required to take any action that would require the divestiture of any assets of Hyperion, T-Bird Acquisition, Inc. or Brio or any of their subsidiaries or that limits Hyperion’s freedom of action with respect to, or its ability to retain, Brio or its subsidiaries or any of Hyperion’s other assets or businesses.

      In addition, the completion of this merger is subject to the effectiveness of the registration statement of which this proxy statement/prospectus is a part and compliance with applicable corporate laws of the State of Delaware.

Certain Securities Laws Considerations

      The issuance of the shares of Hyperion common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for shares of Hyperion common stock issued to any person who is deemed to be an “affiliate” of Brio or Hyperion. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Brio and may include the directors and certain executive officers of Brio, as well as its principal stockholders. Affiliates may not sell, transfer or otherwise dispose of their shares of Hyperion common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares or in a transaction not required to be registered under the Securities Act.

      The merger agreement requires that each affiliate must deliver to Hyperion, prior to any merger consideration being paid to them, a written agreement to the effect that these persons will not sell, transfer or otherwise dispose of any of the Hyperion common stock issued to them in the merger in violation of the Securities Act or the rules and regulations promulgated under the Securities Act, including Rule 145.

Appraisal Rights for Brio Stockholders

      The Delaware General Corporation Law grants appraisal rights in the merger to the holders of Brio common stock who do not vote for the merger and who follow certain procedures. Under the Delaware General Corporation Law, Brio stockholders may demand in writing that Brio pay the fair value of their shares. Fair value takes into account all relevant factors, but excludes any appreciation or depreciation in anticipation of the merger. Stockholders who elect to exercise appraisal rights must strictly comply with all of the applicable procedures to preserve those rights. These procedures are set forth in Section 262 of the Delaware General Corporation Law, which is set forth in Annex D to this proxy statement/prospectus.

      Failure to comply with the procedures set forth in Section 262 may cause a stockholder to lose his or her appraisal rights. The following summary of appraisal rights and the related procedures is qualified in its entirety by the provisions of Section 262, which should be reviewed for a complete description of the procedures. Brio will not give any notice to its stockholders relating to appraisal rights other than as described in this document and required by the Delaware General Corporation Law.

      If you are an Brio stockholder and you wish to exercise your appraisal rights, you must comply with the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires, in part, the following:

      Written Demand for Appraisal. You must deliver a written demand for appraisal to Brio before the vote is taken at the special meeting. The written demand must be separate and apart from any vote against the merger.

      Refrain from Voting for Approval of the Merger. You must not vote for approval of the merger. If you vote in favor of the merger, your right to appraisal will terminate, even if you previously submitted a written demand for appraisal.

      Continuously Hold Brio Shares. You must continuously hold your shares of Brio stock from the date you make the demand for appraisal through the closing of the merger.

•	A written demand for appraisal of Brio stock is only effective if it is delivered by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on its stock certificate(s). If you are the beneficial owner of Brio stock but not the stockholder of record, you must have the stockholder of record deliver a written demand for appraisal.

•	If you own Brio stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are delivering the demand for appraisal in that capacity.

•	If you own Brio stock with more than one person, such as in a joint tenancy or tenancy in common, the demand for appraisal must be made by or on behalf of all record owners. An authorized agent, which could include one or more of the joint owners, may deliver the demand for appraisal for the stockholder of record; however, the agent must expressly identify the stockholders of record and state that the agent is delivering the demand as agent for these stockholders.

•	If you are a record owner, such as a broker, who holds Brio stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal and clearly identify the beneficial owners for whom you are demanding appraisal. If you do not expressly specify the number of shares, Brio will assume that your written demand covers all the shares that are held in your name.

•	You should address the written demand to Brio Software, Inc., 4980 Great America Parkway, Santa Clara, California 95054, Attention: Philip Strauss, General Counsel. It is important that Brio receive all written demands before the vote concerning the merger agreement is taken. As explained above, this written demand should be delivered by, or on behalf of, the stockholder of record. It should specify the stockholder’s name and mailing address, the number of shares of stock owned, and that the stockholder is demanding appraisal of such stockholder’s shares.

•	If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the merger consideration provided for in the merger agreement.

      Written Notice. Within 10 days after the date of the merger, Brio, as the company surviving the merger must give written notice that the merger has become effective to each Brio stockholder who has fully complied with the requirements of Section 262.

      Petition in the Chancery Court. Within 120 days after the date of the merger, Brio or any Brio stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of Brio stock held by all of the stockholders who are entitled to appraisal rights. Neither Brio nor Hyperion has any intention at this time to file such a petition; accordingly, if you intend to exercise your rights of appraisal, you should file such a petition in the chancery court. Because Hyperion has no obligation to file such a petition upon the merger, if no stockholder files such a petition within 120 days after the closing, all stockholders who have previously demanded appraisal will lose their rights of appraisal and receive the merger consideration provided for in the merger agreement.

      Withdrawal of Demand. If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal at any time within 60 days after the date of the merger. You may also withdraw your demand for appraisal after 60 days after the closing of the merger, but only with Brio’s written consent. If you effectively withdraw your demand for appraisal, you will receive the merger consideration provided for in the merger agreement.

      Request for Appraisal Rights Statement. If you have complied with the conditions of Section 262, you will be entitled to receive a statement that sets forth the number of shares that have demanded appraisal and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Brio within 120 days after the date of the merger. Brio must mail the statement within 10 days after it receives the request.

      Chancery Court Procedures. If you or another stockholder properly files a petition for appraisal in the chancery court and delivers a copy to Brio, Brio will then have 20 days to provide the chancery court with a list of names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Brio as to the value of their shares. The chancery court will then send notice of the time and place fixed for the hearing of the petition to Brio and all of the stockholders in the list submitted to the chancery court. At the hearing, the chancery court shall determine whether the stockholders have fully complied with Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under that section. The chancery court may also require a stockholder to submit his or her stock certificate(s) to the Registry in Chancery so that it can note on the certificate(s) that an appraisal is pending. If you do not follow the chancery court’s directions, you may be dismissed from the proceeding.

      Appraisal of Shares. After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct Brio to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct Brio to pay interest, simple or compound, on that value if the chancery court determines that interest is appropriate. In order to receive the fair value for your shares, you must surrender your Brio stock certificates to Brio.

      The chancery court could determine that the fair value of the shares of stock is more than, the same as, or less than the merger consideration. Accordingly, if you exercise appraisal rights, you could receive less consideration than you would under the merger agreement.

      Costs and Expenses of Appraisal Proceeding. The costs and expenses of the appraisal proceeding may be assessed against Brio and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You may also request that the chancery court allocate the expense of the appraisal action incurred by any stockholder pro rata against the value of all of the Brio shares entitled to the appraisal.

      Loss of Stockholders’ Rights. If you demand appraisal, after the closing of the merger you will not be entitled to:

•	vote the shares of Brio stock for which you have demanded appraisal;

•	receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

•	receive payment of the merger consideration provided for in the merger agreement. However, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to Hyperion a written withdrawal of your demand for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of Brio. As explained above, these actions will also terminate your appraisal rights. An appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves. The chancery court may condition its approval of dismissal upon any terms that it deems just.

Quotation on the Nasdaq National Market of Hyperion Shares to be Issued in the Merger

      It is a condition to the merger that the shares of Hyperion common stock to be issued in the merger be approved for quotation on the Nasdaq National Market.

Delisting and Deregistration of Brio Common Stock After the Merger

      If the merger is completed, Brio’s common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

THE MERGER AGREEMENT

      This section of the proxy statement/prospectus describes the merger agreement. While Hyperion and Brio believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this document by reference. You should read the merger agreement in its entirety, as it is the legal document governing this merger.

General

      The merger agreement provides for the merger of T-Bird Acquisition, Inc., a newly formed, wholly owned subsidiary of Hyperion, with and into Brio, with Brio surviving the merger as a wholly owned subsidiary of Hyperion. In addition, the merger agreement provides that, if necessary in connection with the delivery of tax opinions to the effect that the merger will qualify as a reorganization for federal income tax purposes, following the T-Bird/ Brio merger, Brio will merge with Hyperion or a limited liability company wholly owned by Hyperion.

      We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement and described in the section entitled “— Conditions to Completion of the Merger” beginning on page 73 of this proxy statement/ prospectus are satisfied or waived, including adoption of the merger agreement and approval of the merger by the stockholders of Brio. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. We are working to complete the merger as quickly as possible. We currently expect to complete the merger in the fourth calendar quarter of 2003. Because completion of the merger is subject to governmental and regulatory approvals and other conditions, however, we cannot predict the exact timing or whether the merger will occur at all.

Treatment of Brio Common Stock

      At the effective time of the merger, each issued and outstanding share of Brio common stock will be converted into the right to receive 0.109 of a share of Hyperion common stock and $0.363 in cash. However, any shares owned by Brio, Hyperion or any of their direct or indirect wholly owned subsidiaries will be cancelled without conversion. Hyperion will adjust the merger consideration to reflect appropriately any stock split, reverse stock split, stock dividend, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Hyperion common stock or Brio common stock occurring prior to the effective time of the merger.

Treatment of Brio Restricted Stock

      Each share of Brio common stock outstanding at the effective time of the merger which is subject to a repurchase option, risk of forfeiture or other condition under any Brio stock option plan, restricted stock purchase agreement or other arrangements, if any, will be converted into the right to receive 0.109 unvested shares of Hyperion common stock and $0.363 in cash and will remain subject to the same repurchase option, risk of forfeiture or other condition, as were applicable prior to the effective time of the merger. Hyperion will assume any rights Brio held prior to the effective time of the merger to repurchase these unvested shares.

Treatment of Brio Stock Options

      At the effective time of the merger, Hyperion will assume all outstanding options to purchase shares of Brio common stock, whether vested or unvested, and convert them into options to purchase shares of Hyperion common stock subject to the same terms and conditions as were applicable prior to the effective time of the merger, including, without limitation, any antidilution provisions. The number of shares of Hyperion common stock issuable upon the exercise of these stock options will be adjusted by multiplying the number of shares of Brio common stock subject to such options by an exchange ratio that is equal to the sum of (1) 0.109 and (2) the quotient obtained by dividing $0.363 by the average of the per share closing price of Hyperion common stock over the five consecutive trading days ending on the trading day immediately preceding the effective time of the merger. Any fractional share of Hyperion common stock resulting from such adjustment will be rounded down to the nearest whole number. The exercise price per share of Hyperion common stock issuable under each Brio stock option will equal the exercise price per share of the Brio common stock purchasable under the Brio stock option divided by the same option exchange ratio. The exercise price will be rounded up to the nearest whole cent.

      Each assumed option will be subject to all other terms and conditions set forth in the applicable documents evidencing each Brio option immediately prior to the effective time of the merger, including any repurchase rights or vesting provisions. As of the record date, options for approximately        ●        shares of Brio common stock were outstanding in the aggregate under various Brio stock option plans.

      Hyperion will reserve for issuance a sufficient number of shares of its common stock for delivery upon a Brio optionholder’s exercise of his or her option. Hyperion will file a registration statement on Form S-8 for the shares of Hyperion common stock issuable with respect to assumed Brio stock options within 15 days following the merger and will use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as the assumed Brio stock options remain outstanding.

Treatment of Brio Employee Stock Purchase Plan

      Brio has agreed to terminate the Brio employee stock purchase plan before the merger is completed, and any purchase period then in effect will be shortened. Brio will apply the funds credited to each participant’s account to purchase Brio common stock, which will then be entitled to receive the merger consideration on completion of the merger.

No Fractional Shares

      Hyperion will not issue any fractional shares of common stock in the merger. Instead, each holder of shares of Brio common stock exchanged in the merger who would otherwise be entitled to receive a fraction of a share of Hyperion common stock will receive cash, without interest, equal to the product of such fraction multiplied by the average closing price per share of Hyperion common stock on the Nasdaq National Market for the five consecutive trading days immediately preceding the date of the merger.

Exchange of Certificates

      Exchange Agent; Exchange Procedures; No Further Ownership Rights. As promptly as practicable after the effective time of the merger, Hyperion’s exchange agent will mail to each record holder of Brio common stock a letter of transmittal and instructions for surrendering their certificates. Only those holders who properly surrender their certificates representing shares of Brio common stock in accordance with the instructions will receive certificates evidencing the number of whole shares of Hyperion common stock to which the record holder is entitled, the cash to which the record holder is entitled, any cash (without interest) that may be payable in lieu of a fractional share of Hyperion common stock and any dividends or other distributions with respect to Hyperion common stock declared or made after the effective time. The surrendered certificates representing shares of Brio common stock will be cancelled.

      After the effective time of the merger, each certificate that formerly represented shares of Brio common stock that has not been surrendered will only represent (1) the number of whole shares of Hyperion common stock that the record holder is entitled to receive in the merger, (2) the cash portion of the merger consideration, (3) the right to receive cash (without interest) in lieu of any fractional share of Hyperion common stock and (4) any dividends or distributions that may be applicable. Following the effective time of the merger, Brio will not register any transfers of Brio common stock on its stock transfer books.

      Distributions with Respect to Unexchanged Shares. Holders of Brio common stock are not entitled to receive any dividends or other distributions on Hyperion common stock until the merger is completed. After the effective date of the merger, no dividends or other distributions declared or made after the closing of the merger with respect to shares of Hyperion common stock will be paid to the holder of any unsurrendered Brio certificate until the holder surrenders its Brio certificate together with a properly executed letter of transmittal.

      Transfers of Ownership. Hyperion will issue (1) a Hyperion stock certificate, (2) cash consideration, (3) cash in lieu of a fractional share and (4) any dividends or distributions that may be payable, in a name other than the name in which a surrendered Brio stock certificate is registered only if the person requesting such exchange presents to the exchange agent all documents required to show and effect the unrecorded transfer of ownership and to show that such person paid any applicable stock transfer taxes.

      Lost Certificates. If any Brio common stock certificate is lost, stolen or destroyed, a Brio stockholder must provide an appropriate affidavit certifying that fact. Hyperion may require a Brio stockholder to deliver a bond as indemnity against any claim that may be made against Hyperion with respect to any lost, stolen or destroyed certificate.

      HOLDERS OF BRIO COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

Representations and Warranties

      In the merger agreement, Hyperion and Brio each made a number of representations and warranties regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

      Representations and Warranties. Each of the companies made representations and warranties as to their respective:

•	corporate organization and qualification to do business;

•	certificate of incorporation and by-laws;

•	capitalization;

•	authorization of the merger agreement;

•	effect of the merger on obligations under applicable laws and under their organizational documents and contracts to which they are a party;

•	regulatory approvals required to complete the merger;

•	compliance with applicable laws;

•	filings and reports with the Securities and Exchange Commission;

•	financial statements;

•	changes in business since June 30, 2002 for Hyperion and March 31, 2003 for Brio;

•	litigation;

•	the vote of stockholders required to approve the merger, or that no vote is required, as applicable;

•	information to be supplied for use in this Registration Statement; and

•	payments, if any, required to be made to brokers and agents on account of the merger.

      In addition, Brio made representations and warranties as to:

•	subsidiaries;

•	permits required to conduct business and compliance with those permits;

•	employee benefit plans;

•	labor and employment matters;

•	properties it owns and leases;

•	intellectual property;

•	taxes, including qualification of the merger as a reorganization under the applicable tax laws;

•	compliance with applicable environmental laws;

•	material agreements, contracts and commitments;

•	insurance policies;

•	board approval of the merger;

•	customers and suppliers;

•	product warranties;

•	business practices;

•	affiliates;

•	interested party transactions;

•	compliance with applicable takeover statutes;

•	making of complete representations; and

•	receipt of an opinion from Brio’s financial advisor.

      In addition, Hyperion made representations and warranties as to:

•	the qualification of the merger as a reorganization under the applicable tax laws; and

•	the operations of T-Bird Acquisition, Inc.

      All representations and warranties of Brio and Hyperion expire at the effective time of the merger.

      The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article III of the merger agreement entitled “Representations and Warranties of the Company,” relating to Brio and Article IV of the merger agreement entitled “Representations and Warranties of Parent and Merger Sub,” relating to Hyperion and T-Bird Acquisition, Inc.

Conduct of Business Before Completion of the Merger

      In the merger agreement, Brio agreed that, until the earlier of the completion of the merger or the termination of the merger agreement, unless Hyperion consents in writing, Brio will conduct its business in the ordinary course of business and in a matter consistent with past practice and use all commercially reasonable efforts to:

•	preserve substantially intact its present business organization;

•	keep available the services of its present officers, employees and consultants; and

•	preserve its present relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business relations.

      Brio also agreed that, until the earlier of the completion of the merger or the termination of the merger agreement or unless Hyperion consents in writing, Brio will not, directly or indirectly, take or agree to take the following actions that could affect its business prior to the merger:

•	amendments to its certificate of incorporation and by-laws;

•	the issuance, sale, pledge, disposition, grant or encumbrance of securities;

•	the sale, lease, license, pledge, encumbrance and disposition of assets;

•	the issuance of dividends or other distributions;

•	the reclassification, combination, split, subdivision or redemption, or purchase of its capital stock;

•	the acquisition of assets or other entities;

•	the making of capital expenditures in excess of $100,000 individually or $500,000 in total;

•	the incurrence of indebtedness;

•	the hiring of in excess of 10 employees and filling vacancies;

•	the adoption, amendment or increase of director or employee compensation, benefit plans, policies or arrangements;

•	voluntarily accelerating the vesting of stock options;

•	the changing of accounting policies and procedures;

•	the making of tax elections;

•	the payment or settlement of liabilities;

•	the modification, amendment or termination of material contracts;

•	the termination of material software development projects;

•	the modification of standard warranty terms;

•	the entry into material distribution agreements;

•	the entry into exclusive license, distribution, marketing or sales agreements;

•	the entry into agreements outside of the ordinary course of business;

•	allowing intellectual property to lapse or be abandoned;

•	the failure to make filings with the Securities and Exchange Commission; and

•	the taking of any action to make a warranty and representation to be untrue.

      The agreements related to the conduct of Brio’s businesses in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article V of the merger agreement entitled “Conduct of Business Pending the Merger.”

Brio Prohibited from Soliciting Other Offers

      Brio agreed to cease, as of the date of the merger agreement, all existing discussions or negotiations with any parties conducted prior to that date with respect to any Competing Transaction (as defined below).

      Until the merger is completed or the merger agreement is terminated, Brio and its subsidiaries agreed not to directly or indirectly:

•	solicit, initiate or encourage (including by way of furnishing non-public information) or take any other action to facilitate any inquiries or the making of a proposal or offer that constitutes a Competing Transaction;

•	enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, except as to the existence of the no solicitation provisions in the merger agreement;

•	agree to, approve, endorse or recommend any Competing Transaction or enter into a letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction; or

•	authorize or permit any agent of Brio or its subsidiaries to take any such action.

      A “Competing Transaction” is any transaction, other than the merger involving Hyperion, involving any of the following:

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Brio or any of its subsidiaries;

•	any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of Brio or of any subsidiary;

•	any sale, exchange, transfer or other acquisition or disposition of 15% or more of any class of equity securities of Brio or of any subsidiary;

•	any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of Brio or of any subsidiary;

•	any solicitation in opposition to adoption of the merger agreement by Brio’s stockholders; or

•	any other transaction which, if consummated, would reasonably be expected to impede, interfere with, prevent or materially delay the merger involving Hyperion.

      Brio has agreed to inform Hyperion as promptly as practicable (and in any event within one business day) if any proposal or offer, or request for information regarding a proposal or offer, regarding a Competing Transaction is made, specifying the material terms and conditions of the proposal or offer and the identity of the person making the offer or request. Brio has also agreed to provide Hyperion with 24 hours’ prior notice of any meeting of Brio’s board of directors at which the board is reasonably expected to consider a Competing Transaction.

      Brio’s board of directors may, without breaching the merger agreement, enter into discussions with a person who has made an unsolicited written, bona fide, proposal or offer regarding a Competing Transaction by discussing the proposal with the party making the proposal, if Brio’s board of directors:

•	determines in good faith, after having received the advice of independent legal counsel and an internationally recognized financial advisor, that the proposal or offer constitutes a Superior Proposal (as defined below);

•	determines in good faith, after considering the advice of its independent legal counsel, that its fiduciary obligations require it to do so;

•	receives from the party making the proposal an executed confidentiality agreement; and

•	Brio gives prior written notice to Hyperion at least 24 hours before entering into discussions with, or furnishing information to, the party making the proposal.

      A “Superior Proposal” is an unsolicited written, bona fide, offer made by a third party to consummate any of the following transactions:

•	a merger, consolidation, share exchange, business combination or other similar transaction involving Brio pursuant to which the stockholders of Brio immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction; or

•	the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Brio) of ownership of 100% of the voting power of the then outstanding shares of stock of Brio, on terms that Brio’s board determines in good faith, after having received the advice of independent legal counsel and an internationally recognized financial advisor, are more favorable to Brio’s stockholders than the merger involving Hyperion, and the financing for the transaction, to the extent required, is committed.

      Brio’s board of directors may recommend a Superior Proposal only if:

•	it has provided written notice to Hyperion that it has received a Superior Proposal and specifies the material terms of the proposal and identifies the person making the proposal; and

•	Hyperion does not, within three business days of the notice, make an offer that Brio’s board of directors, after consultation with independent legal counsel and a financial advisor of internationally recognized reputation, determines in good faith is at least as favorable as the Superior Proposal.

The Special Meeting of Brio Stockholders

      Brio is obligated under the merger agreement to hold and convene the Brio special meeting of stockholders for purposes of voting for adoption of the merger agreement. Unless Brio’s board withdraws or modifies its recommendation to its stockholders in favor of and approval of the merger adoption of the merger agreement, Brio agrees to (1) use its reasonable best efforts to solicit from its stockholders proxies in favor of adoption of the merger agreement and approval of the merger and (2) take all other necessary or advisable action to secure the required vote or consent of its stockholders. Brio’s obligation to call the stockholders’ meeting is unaffected by the commencement, disclosure, announcement or submission to it of any Competing Transaction (as defined in “The Merger Agreement — Brio Prohibited from Soliciting Other Offers”) or by any change in the recommendation of Brio’s board of directors. Brio has agreed not to submit any Competing Transaction to stockholder vote until after the special meeting of Brio stockholders relating to the merger involving Hyperion.

Employee Benefits Matters

      All contracts, agreements, arrangements, policies, plans and commitments relating to employees or directors of Brio that are in effect prior to the completion of the merger will continue to be honored in accordance with their terms after the merger. Each individual who continues to be employed by Brio after the merger is completed and who becomes a participant or is subject to Hyperion’s employee benefit plans will, subject to certain qualifications, receive credit for purposes of eligibility to participate (but not for benefit accruals) under Hyperion’s employee benefit plans. Hyperion has also agreed to waive any limitations on benefits relating to any pre-existing conditions to the same extent as it does for Hyperion employees, and will recognize payments made towards annual deductible and out-of-pocket limits.

Director and Officer Indemnification and Insurance

      Hyperion has agreed to cause the company surviving the merger to honor and fulfill all of the indemnification obligations of Brio to its directors and officers pursuant to existing indemnification agreements. In addition, for six years after the completion of the merger, the certificate of incorporation and by-laws of the company surviving the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers and employees who were indemnified by Brio immediately prior to completion of the merger as the exculpation and indemnification provisions that were contained in the restated certificate of incorporation and by-laws of Brio in effect at the time the merger agreement was executed.

      For a period of six years after the completion of the merger, Hyperion also will cause the company surviving the merger to use all reasonable best efforts to maintain the current directors’ and officers’ liability insurance with respect to matters occurring prior to the completion of the merger. However, the company surviving the merger will not be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 175% of the current annual premium paid by Brio for its existing insurance coverage prior to the merger.

Company Affiliates

      Brio has agreed to use its reasonable best efforts to deliver or cause to be delivered to Hyperion prior to the effective time of the merger, a letter from each affiliate of Brio agreeing, among other things, to abide by certain transfer restrictions pursuant to Rule 145 of the Securities Act.

Board Composition Following the Merger

      The merger agreement provides that, following the completion of the merger, one of the following current members of Brio’s board of directors, Yorgen Edholm, John Mutch and Edward Saliba, will be appointed by Hyperion’s board of directors to become a member of Hyperion’s board of directors.

Conditions to Completion of the Merger

      The obligations of Hyperion and Brio to complete the merger are subject to the satisfaction or waiver, where permissible, of the following conditions:

•	Hyperion’s registration statement on Form S-4 must have been declared effective by the Securities and Exchange Commission, no stop order suspending its effectiveness can be in effect and no proceedings for suspension of its full or partial effectiveness and no similar proceeding regarding Brio’s proxy statement can have been initiated by the Securities and Exchange Commission;

•	the merger agreement must be adopted by the affirmative vote of holders of a majority of the shares of Brio common stock outstanding and entitled to vote;

•	no law, rule, regulation, judgment, decree or order has been enacted, issued, promulgated enforced or entered that has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	all applicable waiting periods under applicable antitrust laws must have expired or been terminated; and

•	the shares of Hyperion common stock to be issued in the merger have been authorized for quotation on the Nasdaq National Market, subject to official notice of issuance.

      Brio’s obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	The representations and warranties of Hyperion and T-Bird Acquisition, Inc. must be true and correct as of the completion of the merger, except for representations and warranties that refer to a specific date, which must have been true and correct as of that date. However, this obligation will be deemed to be satisfied so long as any failures of these representations and warranties to be true and correct, individually or taken together, have not had an Hyperion Material Adverse Effect (as defined below). For purposes of determining the accuracy of the representations and warranties referred to above, all qualifications based on the word “material” or Hyperion Material Adverse Effect contained in the representations and warranties are disregarded. Additionally, when determining whether the representation that the merger causes no conflict with law or with Hyperion’s organizational documents or contracts is untrue for the purposes of this condition, the exception in the definition of Hyperion Material Adverse Effect relating to the announcement of the merger is disregarded.

•	Hyperion and T-Bird Acquisition, Inc. must have in all material respects performed or complied with all of its agreements and covenants required by the merger agreement to be performed or complied with prior to the effective time of the merger.

•	Brio must have received a certificate signed by the chief executive officer, chief financial officer or chief operating officer of Hyperion certifying as to the representations and warranties being true and correct and compliance with the agreements and covenants.

•	Brio must have received the opinion of Venture Law Group, A Professional Corporation, counsel to Brio, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Hyperion, T-Bird Acquisition, Inc. and Brio will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. If Venture Law Group, A Professional Corporation is unable or unwilling to give the tax opinion to Brio, this obligation will be satisfied if a similar opinion is given to Brio by Shearman & Sterling LLP.

      Hyperion’s obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	The representations and warranties of Brio must be true and correct as of the completion of the merger, except for representations and warranties that refer to a specific date, which must have been true and correct as of that date. However, this obligation will be deemed to be satisfied so long as any failures of these representations and warranties to be true and correct, (1) with respect to the capitalization of Brio, are not true and correct to a less than significant extent and (2) individually or taken together, have not had a Brio Material Adverse Effect (defined below). For purposes of determining the accuracy of the representations and warranties referred to above, all qualifications based on the word “material” or Brio Material Adverse Effect contained in the representations and warranties are disregarded. Additionally, when determining whether the representation that the merger causes no conflict with law or with Hyperion’s organizational documents or contracts is untrue for the purposes of this condition, the exception in the definition of Brio Material Adverse Effect relating to the announcement of the merger is disregarded.

•	Brio must in all material respects perform or comply with all of its agreements and covenants required by the merger agreement to be performed or complied with by Brio on or before completion of the merger.

•	Hyperion must have received a certificate signed by the chief executive officer of Brio certifying as to the representations and warranties being true and correct and compliance with the agreements and covenants.

•	No Brio Material Adverse Effect shall have occurred since the date of the merger agreement.

•	Hyperion must have received the opinion of Shearman & Sterling LLP, counsel to Hyperion, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Hyperion, T-Bird Acquisition, Inc. and Brio will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. If Shearman & Sterling LLP is unable or unwilling to give the tax opinion to Hyperion, this obligation will be satisfied if a similar opinion is given to Hyperion by Venture Law Group, A Professional Corporation.

•	At least 75% of certain designated employees must continue to be employed by Brio and must not have given notice of their intention to terminate their employment.

•	All members of the board of directors of Brio and its subsidiaries must have executed written resignations effective as of the time of the merger.

Definition of Material Adverse Effect

      Under the terms of the merger agreement, a Hyperion Material Adverse Effect and a Brio Material Adverse Effect, as it relates to Hyperion and Brio, respectively, is defined to mean any event, circumstance, change or effect that, individually or when taken together with all other events, circumstances, changes and effects, is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of such entity and its subsidiaries taken as a whole or the ability of Hyperion or Brio, as the case may be, to perform its obligations under the merger agreement.

      However, none of the following, alone or in combination, will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be a Brio Material Adverse Effect:

•	any event, circumstance, change or effect that primarily results from changes in general economic conditions that do not have a materially disproportionate effect (relative to other companies in the industry) on Brio or its subsidiaries;

•	any event, circumstance, change or effect that primarily results from the public announcement of the merger, provided that this exception does not apply to the use of material adverse effect in the condition to the obligations of Hyperion and T-Bird Acquisition, Inc. to complete the merger that Brio’s representations and warranties with respect to the absence of conflicts with organizational documents, agreements and applicable legal requirements be true and correct at the completion of the merger, except as would not cause a material adverse effect;

•	any event, circumstance, change or effect that primarily results from a reduction in the market price of Brio’s common stock; or

•	any event, circumstance, change or effect that primarily results from Brio’s announcement of its results for its quarter ended June 30, 2003, provided the content of such results has been previously disclosed to Hyperion.

      Similarly, none of the following, alone or in combination, will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be a Hyperion Material Adverse Effect:

•	any event, circumstance, change or effect that results from changes in general economic conditions that do not have a materially disproportionate effect (relative to other companies in the industry) on Hyperion or its subsidiaries;

•	any event, circumstance, change or effect that results from the public announcement of the merger, provided that this exception does not apply to the use of material adverse effect in the condition to the obligations of Brio to complete the merger that Hyperion’s and T-Bird Acquisition, Inc.’s representations and warranties with respect to the absence of conflicts with organizational documents, agreements and applicable legal requirements be true and correct at the completion of the merger except as would not cause a material adverse effect;

•	any event, circumstance, change or effect that results from a reduction in the market price of Hyperion’s common stock; or

•	any event, circumstance, change or effect that results from the Hyperion’s announcement of its results for its quarter ended June 30, 2003, provided the content of such results has been previously disclosed to Brio.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by Brio stockholders:

•	by mutual written consent of Hyperion and Brio duly authorized by the boards of directors of Hyperion and Brio;

•	by either Hyperion or Brio if the merger is not completed on or before February 28, 2004, except that this right to terminate the merger agreement is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before February 28, 2004;

•	by either Hyperion or Brio if any governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling that becomes final and nonappealable and has the effect of making the consummation of the merger illegal or otherwise preventing or prohibiting the consummation of the merger;

•	by Hyperion if any of the following shall have occurred:

—	Brio’s board of directors changes its recommendation of the merger agreement and the merger;

—	Brio’s board fails to include its recommendation in this proxy statement/ prospectus;

—	Brio’s board of directors recommends any Competing Transaction, or has resolved to do so, or enters into any letter of intent or similar document, or any agreement, contract or commitment accepting any Competing Transaction;

—	Brio breaches the non-solicitation sections of the merger agreement; or

—	a tender offer or exchange offer for 15% or more of the outstanding shares of Brio stock is commenced, and Brio’s board of directors fails to recommend against such tender offer or exchange offer;

•	by Hyperion or Brio, if the stockholders of Brio fail to approve and adopt the merger agreement at a Brio stockholders’ meeting;

•	by Brio, upon Hyperion’s breach of any representation, warranty, covenant or agreement in the merger agreement, or if any of Hyperion’s representations or warranties become untrue, in either case such that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by Hyperion, Brio may not terminate the merger agreement for 30 days after it notifies Hyperion of the breach so long as Hyperion exercises its best efforts to cure the breach; or

•	by Hyperion, upon Brio’s breach of any representation, warranty, covenant or agreement in the merger agreement, or if any of Brio’s representations or warranties become untrue, in either case such that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by Brio, Hyperion may not terminate the merger agreement for 30 days after it notifies Brio of the breach so long as Brio exercises its best efforts to cure the breach.

Payment of Termination Fee and Expenses

      Termination Fee. Brio will pay Hyperion a termination fee of $5.5 million if the merger agreement is terminated in any of the following circumstances:

•	Hyperion terminates the merger agreement because of any of the following:

—	Brio’s board of directors changes its recommendation of the merger agreement;

—	Brio’s board fails to include its recommendation in this proxy statement/prospectus;

—	Brio’s board of directors recommends any Competing Transaction, or has resolved to do so, or enters into any letter of intent or similar document, or any agreement, contract or commitment accepting any Competing Transaction;

—	Brio breaches the non-solicitation sections of the merger agreement; or

—	a tender offer or exchange offer is commenced for 15% or more of the outstanding shares of Brio stock, and Brio’s board of directors fails to recommend against such tender offer or exchange offer;

•	Hyperion or Brio terminate the merger agreement because Brio’s stockholders do not adopt the merger agreement and, prior to that termination, a Competing Transaction has been publicly announced and, within 12 months after the termination, Brio enters into an agreement providing for or consummates a Third Party Acquisition (defined below); or

•	Hyperion or Brio terminate the merger agreement because the merger is not consummated by February 28, 2004 and, prior to that termination, a Competing Transaction has been publicly announced and, within 12 months after the termination, Brio enters into an agreement providing for or consummates a Third Party Acquisition.

      A “Third Party Acquisition” means any of the following transactions:

•	a merger, consolidation, business combination, recapitalization or similar transaction involving Brio pursuant to which the stockholders of Brio immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity or in any direct or indirect parent threat;

•	a sale or other disposition by Brio of all or a substantial part of the assets of Brio immediately prior to such sale or other disposition; or

•	an acquisition by any person or group (including by means of a tender offer or an exchange offer or an issuance of stock by Brio) of beneficial ownership of 50% or more of the outstanding voting shares of Brio stock.

      Expenses. Brio will reimburse Hyperion for all of its expenses up to a maximum of $2 million if Hyperion terminates the merger agreement because Brio is in breach of any representation, warranty, covenant or agreement or if any representation or warranty of Brio shall become untrue and such breach is not cured within 30 days, provided that Hyperion is itself not in breach of any of its material covenants and agreements or its representations or warranties in the merger agreement. Hyperion will reimburse Brio for all of its expenses up to a maximum of $2 million if Brio terminates the merger agreement because Hyperion is in breach of any representation, warranty, covenant or agreement or if any representation or warranty of Hyperion shall become untrue and such breach is not cured within 30 days, provided that Brio is itself not in breach of any of its material covenants and agreements or its representations or warranties in the merger agreement.

Amendment, Extension and Waiver of the Merger Agreement

      Hyperion and Brio may amend the merger agreement before completion of the merger by mutual written consent approved by their respective boards of directors. However, after the adoption of the merger agreement by the stockholders of Brio, the merger agreement cannot be amended to reduce the amount or change the type of consideration into which each share of Brio common stock will be converted upon completion of the merger. In addition, either Hyperion or Brio may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

AGREEMENTS RELATED TO THE MERGER

      This section of the proxy statement/prospectus describes agreements related to the merger agreement, including the Voting Agreement and the Affiliate Agreements. While Hyperion and Brio believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. The Voting Agreement is attached as Annex B to this proxy statement/prospectus. The form of the Brio Affiliate Agreement is attached as an exhibit to Annex A of this proxy statement/prospectus.

Voting Agreement

      The following officers and directors of Brio and their affiliates have entered into a voting agreement with Hyperion: Craig Brennan, Yorgen Edholm, E. Floyd Kvamme, John Mutch, Edward Saliba, Ernest von Simson, Craig Collins, James Guthrie, Brian Gentile, Mike Levine and Nancy Raab. By entering into the voting agreement, these Brio stockholders have agreed to vote all of the Brio shares owned by them, (a) in favor of the adoption of the merger agreement and approval of the merger, (b) in favor of any transactions contemplated by the merger agreement and (c) against any matter, including a competing transaction, that could be reasonably expected to result in any of the conditions to Brio’s obligations under the merger agreement not being fulfilled or that could reasonably be expected to prevent or delay the merger. These Brio stockholders may vote their shares of Brio common stock on all other matters.

      Each stockholder has also irrevocably appointed Hyperion as its lawful proxy to vote all of the Brio shares owned by such stockholder (a) in favor of the adoption of the merger agreement and approval of the merger, (b) in favor of any transaction contemplated by the merger agreement and (c) against any matter, including a competing transaction that could be reasonably expected to result in any of the conditions to Brio’s obligations under the merger agreement not being fulfilled or that could reasonably be expected to prevent or delay the merger. These Brio stockholders may vote their shares of Brio common stock on all other matters.

      As of August 13, 2003, these Brio stockholders owned approximately 6,290,870 million shares of Brio common stock, which represented approximately 16.5% of the outstanding Brio common stock.

      Each Brio stockholder who is a party to the voting agreement agreed, subject to limited exceptions, not to sell or otherwise transfer the Brio stock owned, controlled or acquired, either directly or indirectly, by that person until the earlier of 90 days after the date that Hyperion is no longer potentially entitled to a termination fee or payment of expenses upon termination of the merger agreement, the completion of the merger or as agreed by Hyperion and such stockholder. The voting agreement will terminate, in respect of a stockholder, upon the earlier to occur of 90 days after the date that Hyperion is no longer potentially entitled to a termination fee or payment of expense upon termination of the merger agreement, the completion of the merger or as agreed by Hyperion and the stockholder. The form of voting agreement is attached as Annex B to this proxy statement/prospectus and you are urged to read it in its entirety.

Affiliate Agreements

      As a condition to receipt of the merger consideration, each member of the Brio board of directors, each executive officer of Brio and each other person who may be deemed to be an affiliate of Brio, will execute an affiliate agreement. Under the affiliate agreements, these Brio officers and directors and other affiliates acknowledge the resale restrictions on the Hyperion shares to be received by them in the merger imposed by Rule 145 under the Securities Act. In accordance with the affiliate agreements, Hyperion will be entitled to place appropriate legends on these Brio stockholders’ certificates evidencing any shares of Hyperion common stock to be received by them and to issue stop transfer instructions to the transfer agent for the shares of Hyperion common stock held by them. The form of affiliate agreement is attached as an exhibit to Annex A of this proxy statement/prospectus, and you are urged to read it in its entirety.

HYPERION SOLUTIONS CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the proposed merger between a subsidiary of Hyperion and Brio using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

      The unaudited pro forma condensed combined balance sheet of Hyperion gives effect to the proposed merger as if it had occurred on June 30, 2003 and combines the audited historical consolidated balance sheet of Hyperion as of June 30, 2003 with the audited historical consolidated balance sheet of Brio as of March 31, 2003. The unaudited pro forma condensed combined statement of operations of Hyperion gives effect to the proposed merger as if it had occurred on July 1, 2002 and combines the audited historical consolidated statement of operations of Hyperion for the year ended June 30, 2003 with the audited historical consolidated statement of operations of Brio for the year ended March 31, 2003.

      The accompanying unaudited pro forma condensed combined financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the proposed merger had been consummated on June 30, 2003 or July 1, 2002, respectively, nor is it necessarily indicative of future financial position or operating results.

      The unaudited pro forma condensed combined financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase price to the acquired assets and assumed liabilities of Brio. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual net tangible and intangible assets acquired and liabilities assumed. The preliminary purchase price allocation for Brio is subject to revision as more detailed analysis is completed and additional information on the fair values of Brio’s assets and liabilities becomes available. Any change in the fair value of the net assets of Brio will change the amount of the purchase price allocable to goodwill. Additionally, changes in Brio’s working capital, including the results of operations from March 31, 2003 through the date the merger is completed, will change the amount of goodwill recorded. The final purchase price is dependent on the actual amount of cash to be paid, the actual number of shares of Hyperion common stock issued, the actual number of options assumed and actual direct merger costs. The final purchase price will be determined upon completion of the merger. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented herein.

      The following unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes thereto and in conjunction with Hyperion’s and Brio’s audited historical consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into and included in, respectively, this proxy statement/prospectus.

HYPERION SOLUTIONS CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2003

	Historical

	Hyperion	Brio
	June 30,	March 31,	Pro Forma		Pro Forma
	2003	2003	Adjustments		Combined

	(In thousands)
Current assets:
Cash and cash equivalents	$398,040	$14,743	$(13,782	)(A)	$399,001
Short-term investments	18,514	13,876			32,390
Accounts receivable, net	98,774	18,466			117,240
Deferred income taxes	12,890	—	(2,811	)(B)	10,079
Prepaid expenses and other current assets	18,498	3,968			22,466

Total current assets	546,716	51,053	(16,593)		581,176
Property and equipment, net	67,533	15,642			83,175
Goodwill	12,774	235	(235	)(C)	128,995
			116,221	(D)
Intangible assets, net	8,120	113	(113	)(C)	38,320
			30,200	(D)
Deferred income taxes	13,633	—	(9,269	)(B)	4,364
Other assets	5,982	1,354			7,336

Total assets	$654,758	$68,397	$120,211		$843,366

Current liabilities:
Accounts payable and accrued expenses	$45,631	$13,560	$3,175	(E)	$62,366
Accrued employee compensation and benefits	41,637	5,801			47,438
Deferred revenue	104,868	33,670	(6,631	)(F)	131,907
Other current liabilities	3,931	1,794			5,725

Total current liabilities	196,067	54,825	(3,456)		247,436
Long-term debt	50,040	—			50,040
Deferred revenue	—	1,029	(72	)(F)	957
Other liabilities	11,326	11,051			22,377

Total liabilities	257,433	66,905	(3,528)		320,810
Stockholders’ equity:
Preferred stock	—	—			—
Common stock	37	38	(38	)(G)	41
			4	(H)
Additional paid-in capital	278,339	102,438	(102,438	)(G)	412,433
			134,094	(H)
Treasury stock	(10,847)	—			(10,847)
Deferred stock-based compensation	(2,893)	—	(6,067	)(H)	(8,960)
Retained earnings (accumulated deficit)	137,582	(100,283)	100,283	(G)	134,782
			(2,800	)(I)
Accumulated other comprehensive loss	(4,893)	(701)	701	(G)	(4,893)

Total stockholders’ equity	397,325	1,492	123,739		522,556

Total liabilities and stockholders’ equity	$654,758	$68,397	$120,211		$843,366

See accompanying notes to unaudited pro forma condensed combined financial statements.

For explanations of pro forma adjustments, see page 85.

HYPERION SOLUTIONS CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2003

	Historical

	Hyperion	Brio
	June 30,	March 31,	Pro Forma		Pro Forma
	2003	2003	Adjustments		Combined

	(In thousands, except per share data)
Revenues:
Software licenses	$201,766	$43,236			$245,002
Maintenance and services	308,692	59,830			368,522

Total revenues	510,458	103,066	—		613,524
Costs and expenses:
Cost of revenues —
Software licenses	15,419	1,720	(143	)(J)	21,263
			3,600	(K)
			667	(L)
Maintenance and services	132,510	19,376	1,020	(L)	153,543
			637	(M)
Sales and marketing	190,025	49,968	1,742	(L)	243,004
			1,269	(M)
Research and development	73,776	22,189	643	(M)	96,608
General and administrative	47,207	9,421	484	(M)	57,112
Restructuring charges	764	—			764
Loss on disposal of property and equipment	—	1,035			1,035
Facility closure expenses	—	14,526			14,526
Severance and related benefit expenses	—	1,964			1,964

Total costs and expenses	459,701	120,199	9,919		589,819

Operating income (loss)	50,757	(17,133)	(9,919)		23,705
Interest and other income	5,848	1,200			7,048
Interest and other expense	(2,940)	—			(2,940)
Gain on redemption of debt	478	—			478

Income (loss) before income taxes	54,143	(15,933)	(9,919)		28,291
Income tax provision	20,033	622	(3,670	)(N)	16,985

Net income (loss)	$34,110	$(16,555)	$(6,249)		$11,306

Net income (loss) per share
Basic	$0.99	$(0.44)			$0.29
Diluted	$0.96	$(0.44)			$0.28
Weighted average shares outstanding
Basic	34,451	37,345			38,589
Diluted	35,694	37,345			40,064

See accompanying notes to unaudited pro forma condensed combined financial statements.

For explanations of pro forma adjustments, see page 85.

HYPERION SOLUTIONS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

1.     Basis of Pro Forma Presentation

      The unaudited pro forma condensed combined balance sheet of Hyperion gives effect to the proposed merger as if it had occurred on June 30, 2003 and combines the audited historical consolidated balance sheet of Hyperion as of June 30, 2003 with the audited historical consolidated balance sheet of Brio as of March 31, 2003. The unaudited pro forma condensed combined statement of operations of Hyperion gives effect to the proposed merger as if it had occurred on July 1, 2002 and combines the audited historical consolidated statement of operations of Hyperion for the year ended June 30, 2003 with the audited historical consolidated statement of operations of Brio for the year ended March 31, 2003.

      On a combined basis, there were no material transactions between Hyperion and Brio during the periods presented. There were also no significant differences between the accounting policies of Hyperion and Brio. Certain reclassifications have been made to conform Brio’s historical presentation to Hyperion’s financial statement presentation.

      The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Hyperion and Brio filed consolidated income tax returns during the periods presented.

2.     Preliminary Purchase Price

      The unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $151.1 million. The preliminary fair market value of Hyperion common stock to be issued was determined using an average price of $27.68 per share, which was the average closing price of Hyperion’s common stock for three days before and after the terms of the merger were agreed to and announced.

      The estimated purchase price assumes that all Brio stockholders will receive consideration of 0.109 of a share of Hyperion common stock plus $0.363 in cash for each of Brio’s approximately 38.0 million outstanding shares of common stock as of June 30, 2003. The estimated purchase price also assumes that each Brio common stock option will be converted into an option to purchase 0.1212 of a share of Hyperion common stock. The option exchange ratio was determined for these purposes by adding 0.109 to the quotient obtained by dividing the $0.363 in cash consideration by $29.68, the closing price of Hyperion common stock on July 22, 2003, the trading day immediately preceding announcement of the merger. The preliminary fair market value of Hyperion stock options to be issued was determined using the Black-Scholes option-pricing model. The following assumptions were used to perform the calculations: fair value of Hyperion’s common stock of $27.68; estimated remaining contractual life of 5.4 years; risk-free interest rate of 2.27%; expected volatility of 54%; and no expected dividend yield. For the unvested options assumed, the portion of the intrinsic value applicable to the remaining vesting period is recorded as deferred stock-based compensation and will be expensed over the remaining vesting period.

      The estimated merger-related costs include investment banking, legal and accounting fees and other external costs directly related to the merger.

      The final purchase price will be dependent upon the actual number of shares of Brio common stock exchanged, the actual number of Brio common stock options assumed, and the actual merger-related costs, all

HYPERION SOLUTIONS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS — (Continued)

of which will be determined upon the completion of the merger. The estimated aggregate purchase price of the proposed merger is as follows (in thousands):

Cash consideration	$13,782
Fair value of Hyperion common stock to be issued	114,547
Fair value of Hyperion common stock options to be issued	19,551
Merger-related costs	3,175

Aggregate preliminary purchase price	151,055

      Hyperion and Brio plan to undertake restructuring activities as a result of the proposed merger, and are in the early stages of analyzing their respective workforces, facilities and operations. Because Hyperion management are only in the preliminary stages of assessing these restructuring costs, which will include facility closure expenses, severance and other costs, the restructuring costs to be recorded upon completion of the proposed merger cannot yet be estimated. Further, the ultimate costs to be incurred will not be known until the integration plan is finalized.

3.     Preliminary Purchase Price Allocation

      Under the purchase method of accounting, the total purchase price will be allocated to Brio’s net tangible and identifiable intangible assets based upon their estimated fair values as of the date of completion of the merger. Based upon the estimated purchase price and preliminary independent valuation, the preliminary allocation of the aggregate purchase price is as follows (in thousands):

Net tangible assets	$7,847
Goodwill	116,221
Identifiable intangible assets	30,200
Deferred taxes on acquired identifiable intangible assets	(12,080)
Deferred stock-based compensation	6,067
In-process research and development	2,800

Aggregate preliminary purchase price	151,055

      Net tangible assets were valued at their respective carrying amounts as management believes that these amounts approximate their current fair values. Brio’s net tangible assets were $7.8 million as of March 31, 2003, excluding goodwill and other intangible assets of $0.3 million and a reduction in deferred revenue of $6.7 million.

      Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the unaudited pro forma condensed combined statement of operations does not reflect the amortization of goodwill acquired in the merger. Goodwill will instead be tested for impairment at least annually.

HYPERION SOLUTIONS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS — (Continued)

      Identifiable intangible assets to be acquired were valued using a preliminary independent valuation. Identifiable intangible assets are comprised of the following (in thousands):

		Estimated	Estimated Annual
	Fair Value	Useful Life	Amortization

Existing technology	$14,400	4 years	$3,600
Patents/core technology	4,000	6 years	667
Maintenance agreements	5,100	5 years	1,020
Customer contracts and related relationships	5,900	4 years	1,475
Value added reseller relationships	800	3 years	267

	30,200

      Deferred taxes of $12.1 million on acquired identifiable intangible assets have been calculated at a combined U.S. federal and state statutory tax rate of 40%.

      In order to value purchased in-process research and development (IPR&D), research projects in areas for which technological feasibility had not been established were identified. The value of these projects was determined by estimating the expected cash flows from the projects once commercially viable and discounting the net cash flows back to their present value, using discount rates based on the weighted average cost of capital, adjusted for inherent uncertainties surrounding the successful development of the IPR&D.

      In-process research and development has been valued at $2.8 million, which represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use. This amount will be expensed as a non-recurring, non-tax deductible charge upon consummation of the merger. This amount has been reflected in the pro forma combined balance sheet as a reduction to stockholders’ equity but has not been included in the pro forma combined statement of operations due to its non-recurring nature.

4.     Pro Forma Net Income Per Share

      The unaudited pro forma condensed combined statement of operations has been prepared as if the proposed merger had occurred on July 1, 2002. The pro forma combined basic and diluted net income per share amounts are based on the weighted average number of shares of Hyperion common stock outstanding during the period, the number of shares of Hyperion common stock to be issued in connection with the merger, and the number of Brio common stock options assumed in connection with the merger using an estimated option exchange ratio of 0.1212 Hyperion common stock options for each Brio common stock option using the treasury stock method. The following table shows the pro forma combined basic and diluted weighted average shares for the year ended June 30, 2003 (in thousands):

	Hyperion	Adjustments,	Pro Forma
	Weighted	New Equivalent	Combined Weighted
	Average Shares	Hyperion Shares	Average Shares

Basic	34,451	4,138(a )	38,589
Diluted	35,694	4,370(b )	40,064

(a)	Assuming that all Brio stockholders were to receive the consideration of 0.109 of a share of Hyperion common stock for each outstanding share of Brio common stock as of June 30, 2003, the following shares of Hyperion common stock would have been issued:

Number of Brio outstanding shares	37,966
Exchange ratio	0.109

Pro forma basic share adjustment for the year ended June 30, 2003	4,138

HYPERION SOLUTIONS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS — (Continued)

(b)	Assuming that all Brio optionholders were to receive an option to purchase 0.1212 of a share of Hyperion common stock for each option to purchase Brio common stock, the following reflects the estimated dilutive impact of the Brio stock options to be assumed:

Hyperion shares to be issued for Brio outstanding shares	4,138
Potential common shares using the treasury stock method	232

Pro forma diluted share adjustment for the year ended June 30, 2003	4,370

5.     Pro Forma Adjustments

      The accompanying unaudited pro forma condensed combined financial statements have been prepared as if the merger occurred on June 30, 2003 for balance sheet purposes and on July 1, 2002 for statement of operations purposes. The following pro forma adjustments are based on preliminary estimates and may change as additional information becomes available:

(A) To record cash paid in connection with the proposed merger, which is calculated using the assumed number of shares of Brio common stock outstanding as of June 30, 2003 of 37,965,685 multiplied by $0.363 per share.

(B) To record the deferred taxes associated with the identifiable intangible assets acquired as part of the proposed merger.

(C) To eliminate Brio’s existing goodwill and intangible asset balances.

(D) To record goodwill and identifiable intangible assets related to the proposed merger.

(E) To accrue for merger-related costs related to the proposed merger, primarily consisting of investment banking, legal and accounting fees.

(F) To reduce Brio’s existing deferred revenue balances to fair value, which is based on estimated costs and an appropriate profit margin to perform the services related to Brio’s maintenance and services contracts.

(G) To eliminate Brio’s existing stockholders’ equity balances.

(H) To record the issuance of Hyperion common stock and common stock options valued at $134.1 million, and $6.1 million of deferred stock-based compensation related to the intrinsic value of the unvested portion of Brio common stock options assumed related to the proposed merger.

(I) To record the write-off of in-process research and development related to the proposed merger.

(J) To eliminate Brio’s amortization of capitalized software, as all intangible assets would have been eliminated had the merger occurred on July 1, 2002.

(K) To record the amortization of capitalized software to be acquired as part of the proposed merger.

(L) To record the amortization of post-merger identifiable intangible assets to be acquired as part of the proposed merger.

(M) To record the amortization of deferred stock-based compensation related to the proposed merger.

(N) To record the income tax impact of the pro forma adjustments at Hyperion’s effective tax rate of 37%.

DESCRIPTION OF BRIO’S BUSINESS

Overview

      Founded in 1989, Brio helps Global 3000 companies improve business performance by creating new value from existing information systems and, ultimately, aligning everyone in the enterprise with key corporate goals. Brio provides business intelligence software, which lets companies access, analyze and share information, offering users relevant, accurate and timely insight into the variables that impact their business. With this insight, companies can make superior business decisions.

      Brio’s products and services are available through its direct sales and professional services organizations located in the United States, Canada, the United Kingdom, France, Germany, Japan, Singapore, China (mainland and Hong Kong), Australia and more than 40 countries worldwide through value added resellers (VARs), original equipment manufacturers (OEMs), private label partners (PLPs), resellers, system integrators and distributors (collectively “resellers”). See Note 3 of Brio’s consolidated financial statements included in this proxy statement/prospectus for additional information about geographic revenue.

      Brio was incorporated in California in February 1989 and reincorporated in Delaware in April 1998.

Brio Solution

      The Brio Performance Suite is a product offering that integrates business information and data, along with enterprise reporting, information delivery and analytical applications. The product offering is designed to meet a range of decision-making needs for internal employees as well as external customers, vendors and business partners. By delivering a comprehensive, integrated and easy-to-use query, reporting and analysis tool set, the products enable everyone in the enterprise (from casual to expert user) to benefit from the power of business intelligence.

Brio Strategy

      Brio’s strategy is to be a leading provider of business intelligence tools that enable superior business performance. The primary customers for Brio’s tools are Global 3000 companies, government agencies, and higher education institutions. The Brio Performance Suite enables organizations to improve business performance by simply and powerfully accessing and analyzing all enterprise data, and then enabling the distribution to and use of this new insight by anyone necessary, inside or outside the organization.

      The following are key elements of Brio’s strategy:

Extend Technology Development. Brio has designed products to satisfy customers’ desire for rapid implementation, intuitive user interfaces, easy integration with existing database and other system software, high performance and limited information technology staff support. Brio’s products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture and Web access and delivery technology based on standards such as C++, Java, J2EE, HTML and XML. Brio intends to devote significant resources to research and development efforts and to form strategic relationships that will enable Brio to further enhance its products’ functionality and ease-of-use.

Broaden Distribution Channels. To date, Brio has sold products primarily through its direct sales and services organizations located in the United States, Canada, the United Kingdom, France, Germany, Japan, Singapore, China (mainland and Hong Kong) and Australia. In addition, Brio has sold products worldwide through resellers. Brio intends to grow its direct sales organization to intensify coverage of large organizations and to augment its telesales operation to cover smaller organizations. In addition, Brio will continue to leverage and grow its existing network of resellers to expand its indirect distribution channel worldwide.

Expand Product Deployments at Existing Customer Sites. Brio’s products and related services are designed to enable its customers to deploy business intelligence and drive business performance throughout their organizations. Although most organizations initially deploy Brio’s products on a departmental or pilot basis, Brio believes that initial customer success with this deployment can lead to significant opportunities for larger scale adoption of its products within the organization. Brio intends to focus its sales and services efforts on large organizations seeking large-scale analytic deployments as well as making initial customer pilots or deployments successful.

Leverage Industry Relationships. To accelerate the adoption of its products as a standard, Brio has formed strategic relationships that provide for enhanced compatibility with partner technologies and increased market exposure and sales opportunities for Brio’s products and services. Brio also partners with a wide range of training, implementation and application development service providers to enhance its products. Brio’s strategic relationships can, among other things, consist of participation in various sales and marketing initiatives sponsored by these companies, including joint presentations at industry trade shows and conferences and agreements to support certain technology standards promoted by these companies.

Increase International Presence. Outside of the United States, Brio has direct sales offices in Canada, the United Kingdom, France, Germany, Japan, Singapore, China (mainland and Hong Kong) and Australia and has established distributor relationships in more than 40 countries. Brio has localized products in Chinese (simplified and traditional), French, German, Italian, Japanese, Korean, Portuguese (Brazilian) and Spanish. Brio intends to expand its global sales capabilities by increasing the size of Brio’s direct sales force, sales support and marketing organizations and expanding distribution channels in Europe, Latin America and Asia Pacific, as well as continuing to localize products in selected markets.

Provide High Quality Customer Support and Service. Brio believes that offering quality service and support is important to customer satisfaction and provides a significant opportunity to build customer loyalty and to differentiate itself from the competition. Brio intends to increase its focus on customer satisfaction by continuing to invest in support services such as a Web-based help line and systems infrastructure. In addition, Brio is committed to providing customer-driven product functionality through feedback from prospects, consultants, partners and customer surveys.

Products and Technology

Brio Performance Suite 8

      Brio Performance Suite 8 (Brio 8) is a new product offering that integrates Brio Intelligence and Brio Reports (SQR) into a common foundation layer built on the former Brio Portal. Brio 8 was generally released in the third quarter of fiscal 2003 for the Windows environment and was released in the first quarter of fiscal 2004 for selected Unix environments. The purpose of this product update is to integrate Brio’s products and to allow for a common foundation to administer and manage the deployment of the product to improve ease-of-use and scalability. Brio 8 is designed with the ability to deliver certain capabilities in a “zero-footprint” thin-client environment, meaning it will allow broader dissemination of information through the Web while requiring less administration and no software on the client side computer except a standard Web browser.

      Brio 8 is an integrated business performance software suite that incorporates query, analysis, distribution and analytical reporting capabilities for client-server and Web environments. Brio 8 includes the following components:

Query, Analysis and Report Development Tools

Designer enables developers, database administrators and system administrators to generate, manage, secure and deliver queries, analyses and reports for the extended enterprise. It is designed to create data models and source content for users of the other Intelligence clients.

Explorer is designed for power users or independent analysts who need direct access to database tables and repositories of pre-defined data and reports, and need to be able to create their own queries, analyses and reports.

SQR Developer is a graphical report development environment enabling users to create enterprise reports via a point-and-click interface. Users can build personalized reports such as visual analysis, with minimal assistance from their information technology (IT) personnel.

User-Directed Analysis and Global Information Delivery

Insight and the Insight Server delivers interactive query, analysis, reporting, charting and analytical capabilities inside a standard Web browser. Whether connected to the Web, to the Brio 8 Foundation or operating without connection, Insight enables users to go beyond viewing static reports to perform independent analysis and reports on the delivered information.

Intelligence iServer delivers user-directed analysis, including the ability to drill anywhere, pivot tables and chart findings, with just a Web browser. It allows HTML-only analytic capabilities to be embedded in personalized dashboards and third-party Web applications.

Reports iServer delivers browser-based report viewing and management, using SQR as the underlying data processing and reporting engine. It generates, manages and publishes high-volume, presentation-quality reports in HTML, PDF and a broad range of other output types. It supports on-demand or scheduled reports, delivering personalized information to thousands of people with diverse information needs. It also automates alerts and data processing tasks through the Web.

Knowledge Server offers a fully automated search engine for finding and retrieving information. It provides information retrieval with automated crawl, indexing and context sensitive search capabilities, including personal search agents. It sifts through volumes of documents, file systems, Web sites and portals, including the Brio 8 repository, to produce efficient and meaningful results. Brio may discontinue selling Knowledge Server in fiscal 2004.

Enterprise Reporting

SQR is a server-based enterprise reporting tool that enables customers to develop and process a complete range of reports, from small reports to mission-critical operational reports that access large volumes of data in production databases, legacy applications and data warehouses. Output from SQR can range from high-volume printed reports to highly interactive reports delivered via the Web and wireless devices. SQR consists of the SQR server product as well as Viewer and Activator, which support content viewing and distribution via ActiveX.

Brio Metrics Builder (formerly Brio Impact)

      Brio Metrics Builder is Brio’s advanced metrics-based development and deployment environment for tracking key performance indicators that govern company performance. It enables decision makers to measure and assess performance using standardized definitions and methods for metrics and analyses. An intuitive dashboard provides linkages from high-level metrics to causal operational detail, enabling quick action to be taken on issues and opportunities that affect the business.

Brio Performance Suite 6

Brio Intelligence

      Brio Intelligence, formerly known as Brio.Enterprise, is an integrated business software suite that incorporates query, analysis and analytical reporting capabilities for client-server and Web environments. Brio Intelligence consists of the following products:

Designer extends the core Brio Intelligence capabilities with application administration functionality to define and manage security, auditing and centralized access to features that enable IT departments to control the environment.

Explorer is designed for power users or independent analysts who need direct access to database tables and repositories of pre-defined data and reports and need to be able to create their own queries, analyses and reports.

Navigator is used by analysts or information consumers who do not have the technical ability or need to directly access database tables. These users typically only need access to pre-defined dashboards, data and reports that they can use as a basis for independent analyses.

Insight delivers interactive query, analysis, reporting, charting and analytical capabilities inside a standard Web browser. Whether connected to the Web, to the Intelligence Server or operating without connection, Insight enables users to go beyond viewing static reports to perform independent analysis and reports on the delivered information.

Quickview enables organizations to deliver a portfolio of “view only” analytic applications and reports to users through a Web browser. These portfolios can include fully formatted reports with color, highlights, charts and tables. When used in conjunction with the Intelligence Server, Quickview provides users with the option to query the database live, retrieving data that is used to create their portfolio or to limit the view based on a set of criteria.

The Intelligence Server product includes two server modules, the Broadcast Server and the OnDemand Server. It also includes a unified administration tool. The Intelligence Server is designed to meet the information distribution and data access needs of information consumers, while providing IT departments with centralized control, administration and security management functionality.

The Broadcast Server enables IT departments to control the integrity and distribution of business information. It allows information producers to take queries, analyses and reports created with Brio Intelligence, and to schedule automatic processing and delivery of such reports based on date, time or event. The Broadcast Server pushes the reports and documents in a compressed format out to Web, client-server and mobile users via file transfer protocol, email, Web servers and/or network file servers and printers.

The OnDemand Server is a Web-based application that offers both mobile and desktop users easy and secure access to a variety of data sources. Users log on to the OnDemand Server to retrieve a personalized list of reports and analysis packages they have privileges to access. With the OnDemand Server adaptive reporting feature, IT departments can determine on a report-by-report basis the level of Insight and Quickview functionality and interactivity that a particular user is allowed. Additionally, the OnDemand Server allows users to author and run database queries over the Web. The OnDemand Server also automates the installation and maintenance of Insight and Quickview client components.

Brio Reports (SQR)

      Brio Reports is a server-based enterprise reporting tool that enables customers to develop and process a complete range of reports, from small reports to mission-critical operational reports that access large volumes of data in production databases, legacy applications and data warehouses. Output from Brio Reports can range from high-volume printed reports to highly interactive reports delivered via the Web and wireless devices. Brio Reports consists of the following components:

Report Builder is a graphical report development environment enabling users to create enterprise reports via a point-and-click interface. Users can build personalized reports, such as visual analysis, with minimal assistance from their IT personnel.

SQR Server is a report processing and data manipulation technology providing access to numerous combinations of databases and operating environments.

Viewer is a utility for viewing end-user reports.

Activator is a set of integration components and ActiveX controls designed to enable developers to add extensive, flexible data-access and reporting features to commercial and custom Microsoft Windows applications, allowing users of those applications to pull information from databases.

Brio Portal

      Brio Portal provides dynamic, self-service access to enterprise information for employees, partners and customers. The distributed architecture of Brio Portal manages structured and unstructured information and integrates knowledge management and business intelligence technology. This framework scales across platforms and locations and automatically personalizes the browser-based user interface and the content end users have access to based on each user’s preferences and authorization. Brio Portal also provides multiple integration capabilities to leverage existing enterprise information sources, including data warehouses, applications, productivity tools and Web content.

Platform Support

      Brio products are designed to operate on most popular server platforms, including Windows and Unix (IBM AIX, HP-UX and Sun Solaris). Our client products currently operate on a number of operating systems, including Windows (2000 and XP) and Unix (IBM AIX and Sun Solaris with HP-UX forthcoming in fiscal 2004). Brio’s products provide native (ODBC and OLEDB) connectivity to a variety of data sources, including relational database management systems such as Oracle, IBM DB2, Microsoft SQL Server and Sybase Adaptive Server, and non-relational database management systems such as Hyperion Essbase and Microsoft On-line Analytical Processing Services.

Sales and Marketing

      Sales. To date, Brio has sold products primarily through its direct sales and services organizations located in the United States, Canada, the United Kingdom, France, Germany, Japan, Singapore, China (mainland and Hong Kong) and Australia. In addition, Brio has sold products worldwide through resellers. Brio has focused its direct sales organization to intensify coverage of large organizations and has expanded its telesales operation to cover smaller organizations. In addition, Brio will continue to both leverage and grow its existing network of resellers to expand its indirect distribution channel worldwide. Brio expects to fund such expansion out of working capital.

      Brio’s agreements with its VARs, OEMs and PLPs generally provide for the right to resell a standard or customized version of Brio’s products in conjunction with sales of the VARs’ and PLPs’ products or services. Brio typically offers a purchase discount to its VARs, OEMs and PLPs to motivate them to sell Brio’s products. In addition, these third parties perform some or all of the following functions: (1) sales and marketing, (2) systems implementation and integration, (3) software development and customization and (4) ongoing consulting, training, service and technical support. Brio generally offers such parties discounts on products and training, as well as a cooperative marketing program and field level assistance from Brio’s direct and channel sales forces. Brio will continue to leverage sales and marketing through indirect channel partners that will distribute or resell its products in their respective markets. Total revenues from resellers accounted for approximately 25% of total revenues in fiscal 2003 and 2002 and 21% of total revenues in fiscal 2001.

      Marketing. Brio is focused on expanding market awareness and acceptance of its products, directly and through strategic partnerships. Brio has a marketing strategy with several key components: image and awareness building, direct marketing to both prospective and existing customers and strong Web presence and broad-scale marketing programs in conjunction with key local and global partners. Brio’s corporate marketing program includes direct marketing and advertising, public relations activities, event marketing and field marketing, as well as programs to work closely with analysts and other third parties. Brio’s direct marketing activities include participation in selected trade shows and conferences, targeted advertising, as well as ongoing direct mail efforts to existing and prospective customers. Brio has used local, regional and Web-based seminars to assist prospects in selecting its solutions. Brio has used the Web to further interest in its products and services and help with the lead generation process for our sales organization. Brio’s marketing strategy also includes programs that focus on technology partners, consultants and resellers The marketing organization provides a wide range of programs, materials and events to support the sales organization in its efforts.

      Brio’s sales and marketing organization consisted of 207 full-time employees as of March 31, 2003. The sales and marketing staff are based at Brio’s corporate headquarters in Santa Clara, California. Brio also has field sales offices in the metropolitan areas of Chicago, New York, San Francisco, Columbus, Denver, Irvine and Dallas as well as international sales offices in Toronto, Canada, the United Kingdom, France, Germany, Japan, Singapore, China, Korea, Hong Kong and Australia.

Research and Development

      Brio believes that its future success will depend on its ability to maintain and improve current products and to develop new products that meet analytic needs. Brio has invested heavily in its internal research and development teams to support current and future product development. Product requirements are based on customer feedback, technical support experience, market analysis and technology trends. Brio employs a professional development methodology that monitors customer satisfaction, quality, cost and delivery schedules. In addition, Brio has entered into an agreement with an offshore development firm to improve throughput and reduce the costs of certain functions within research and development, including, but not limited to, quality assurance and localization of Brio’s products. Brio anticipates a further expanded development role of this offshore firm in fiscal 2004. As of March 31, 2003, Brio’s research and development organization consisted of 105 full-time employees.

Customer Support

      Brio’s customer support is a necessary component to the successful marketing and sale of its products. Maintenance and support contracts, which are typically for twelve months and sold with an initial license, may be renewed annually and are typically set at a percentage of the list price of the software or a percentage of the net license fee depending on the size and nature of the deal. A large portion of Brio’s direct sales to customers have maintenance and support contracts that entitle the customers to software patches, updates and upgrades at no additional cost, and when available, unlimited access to our Web-based Customer Support information and request system and direct assistance from the Customer Support hotline.

      Customers submit their assistance requests directly into Brio’s case tracking database via the Web or a Customer Support engineer records the request in the database at the time of the call to the hotline. Brio’s Web-based support services include access to frequently asked questions, a software download area and an interface to the case-tracking database, which allows customers to view the status of any of their current cases online. In addition, Brio provides online documentation with all of its products that include detailed explanations of product features as well as problem-solving tips.

      Brio is currently implementing Siebel Service, which is designed to improve customer support by providing better visibility of all customer interactions with Brio, improved case tracking and pattern matching of similar support issues across customers. The Siebel Service implementation will include a direct integration with product development’s Rational development tools and methodology to allow visibility of development efforts on an ongoing basis and thus provide a tight collaborative relationship between the organizations. As of March 31, 2003, Brio’s customer support organization consisted of 66 full-time employees.

Competition

      Brio competes in the business intelligence software market. This market is highly competitive and highly fragmented. This market is also characterized by rapidly changing technology and evolving standards. Brio expects competition in the market to increase. Brio’s primary competitors include Actuate, Business Objects, Cognos, Crystal Decisions, Hyperion, Information Builders, Inc., Informatica, MicroStrategy and Oracle.

      Brio’s competitive position in the market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. Brio has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than Brio. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than Brio. Brio expects additional competition as other established and emerging companies develop business intelligence software and analytics products and technologies. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could materially and adversely affect Brio’s business, operating results and financial condition.

      Current and new competitors may form alliances, make strategic acquisitions or establish cooperative relationships among themselves, thereby enhancing their ability to compete in Brio’s market with their combined resources. Brio’s current or future indirect channel partners may establish cooperative relationships with its current or potential competitors, limiting Brio’s ability to sell our products through particular distribution channels. Accordingly, competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect Brio’s ability to sell new licenses and maintenance and support renewals for existing licenses, on terms favorable to Brio. Further, competitive pressures may require Brio to reduce the price of its products, which could have a material adverse effect on Brio’s business, operating results and financial condition. Brio may not be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon Brio’s business, operating results and financial condition.

      Brio competes on the basis of the following factors:

•	Completeness of product features, including analytical capabilities, open architecture, security and scalability;

•	Ease-of-use and ease-of-administration;

•	Customer support;

•	Speed to solution for customer applications; and

•	Competitive pricing.

      Brio believes that it currently competes favorably with respect to each of these factors. However, Brio’s market is still evolving and there can be no assurance that Brio will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on Brio’s business, operating results and financial condition.

Proprietary Rights

      Brio currently relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Brio also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leader position.

      Because trade secret and copyright laws afford only limited protection, Brio also seeks to protect its software, documentation and other written materials under patent laws. Brio currently has two United States patents and thirteen pending patent applications. The patent applications may not result in the issuance of a patent and Brio may not obtain any more patents. Brio’s two issued patents and any additional patents issued to Brio may be invalidated, circumvented or challenged, and the rights granted under these patents might not provide Brio competitive advantages.

      Brio relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its intellectual property rights. The legal protection is limited. Unauthorized parties may copy aspects of Brio’s products and obtain and use information that Brio believes is proprietary. Other parties may breach confidentiality agreements or other protective contracts they have made with Brio. Policing unauthorized use of Brio’s products is difficult, and while Brio is unable to determine the extent to which piracy of its software products exists, Brio expects software piracy to be a persistent problem.

      The laws of many foreign countries do not protect Brio’s intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce Brio’s intellectual property rights. Intellectual property litigation is time-consuming, has an uncertain outcome and can result in substantial costs and diversion of management’s attention and resources. Additionally, as a smaller company with limited resources, Brio may choose not to pursue some intellectual property litigation claims against competitors who may be violating its intellectual property rights.

      Brio has entered into two source code escrow agreements with Data Securities International, Inc., or DSI: the Flex-Safe Escrow Agreement and the Master Preferred Escrow Agreement. A number of customers and indirect channel partners are beneficiaries to one of the escrow agreements, which require release of source code from DSI upon (1) Brio’s insolvency or liquidation, in the case of the Flex-Safe agreement and (2) negotiated provisions, typically insolvency and failure to provide support or an alternative means of support, in the case of the Preferred agreement. The escrow agreements provide that the beneficiary customer/ partner will have a limited, non-exclusive right to use the source code solely for the purposes of supporting licensed Brio software, subject to the terms and conditions of the underlying software license agreement.

      It is Brio’s policy to update the escrowed source code with at least each major upgrade of software. In the event that a release condition occurs and is continuing, release of escrowed source code to beneficiary customers and indirect channel partners may increase the likelihood of misappropriation by third parties.

      Brio expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Brio’s industry segment grows and the functionality of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming to defend and require Brio to enter into royalty, settlement or licensing agreements at substantial costs. Such royalty or licensing agreements, if required, may not be available on acceptable terms to Brio, if at all. In the event of a successful claim of product infringement against Brio and Brio’s failure or inability to license the infringed or similar technology, Brio’s business, operating results and financial condition could be materially adversely affected.

      Finally, Brio relies upon software that it licenses from third parties, including software that may be integrated with Brio’s internally developed software and used in Brio’s products to perform key functions. There can be no assurance that these third-party software licenses will be available on commercially reasonable terms. Brio’s inability to obtain or maintain any third-party software licenses could result in shipment delays or a reduction in sales until equivalent software is developed, identified, licensed and integrated, which could have a material adverse effect on Brio’s business, operating results and financial condition.

Employees

      As of March 31, 2003, Brio had 495 full-time employees, including 207 in sales and marketing, 104 in services and support, 105 in research and development and 79 in general and administrative functions. Brio’s success depends to a significant degree upon the continued contributions of our management, engineering, sales and marketing personnel, many of whom would be difficult to replace. If Brio fails to attract and retain high quality employees, its business operations and operating revenues may be impaired. Brio’s recent workforce reductions may hurt the morale and loyalty of its employees. Additionally, the recent reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits may reduce incentives for Brio’s employees to remain with Brio. Brio has employment contracts with five members of its executive management personnel and does not maintain “key person” life insurance for any of its executive management.

      Brio depends on its direct sales force for the majority of its product sales. Brio may not be able to attract and retain qualified sales personnel. Due to the state of the economy and the increasingly competitive nature of the marketplace, fewer members of Brio’s sales force met quotas in fiscal 2003 and 2002 than in historical periods. This issue, in addition to Brio’s recent reduction or elimination of cash bonuses, cash incentive plans and some employee fringe benefits, may make it difficult for Brio to retain a qualified sales force. In the last twelve months, Brio has experienced significant turnover of its sales force, including an Executive Vice President of Worldwide Sales. As turnover tends to slow Brio’s sales efforts while replacement personnel are recruited and trained, Brio’s revenue generating ability may be impaired.

Properties

      Brio’s principal executive offices are located in Santa Clara, California where it leases approximately 141,000 square feet under a lease that expires in May 2010. Brio also leases space (typically less than 5,000 square feet per location) in various geographic locations primarily for sales and support personnel. Brio believes that its current facilities are adequate to meet its needs through the end of fiscal 2004.

      Brio’s principal executive offices are located at 4980 Great America Parkway, Santa Clara, California 95054, and its telephone number at that location is (408) 496-7400.

Legal Proceedings

      Brio is subject to various legal proceedings, claims and litigation that arise in the normal course of business. While the outcome of these matters is currently not determinable, Brio does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its business, operating results and financial condition.

BRIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATION

      The following discussion should be read in conjunction with Brio’s consolidated financial statements and the notes thereto and the other information included in this proxy statement/ prospectus on page F-2. Certain statements in this “Brio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. See “Forward-Looking Statements” beginning on page 17.

Overview

      Brio provides software solutions that help companies more easily extract, integrate, analyze and report information. The Brio Performance Suite includes advanced query and analysis technologies, along with information delivery through enterprise-wide reporting and personalized display screens known as “performance dashboards.” Brio software products enable individuals, workgroups and executives in an organization to more easily view data and information allowing for more actionable insight resulting in superior business decisions. Brio had net losses of $16.6 million in fiscal 2003, $25.7 million in fiscal 2002 and $9.7 million in fiscal 2001. We had a net loss of approximately $2.1 million during the three months ended June 30, 2003. As of June 30, 2003, Brio had stockholders’ equity of approximately $1.2 million and an accumulated deficit of approximately $102.4 million.

Impact of Economic Downturn

      Due to the severe economic downturn experienced beginning April 1, 2001 and continuing through June 30, 2003, Brio experienced a reduction in total revenues for three of the quarters during fiscal 2003 when compared to fiscal 2002 and for the three months ended June 30, 2003 when compared to the three months ended June 30, 2002. Total revenues for each of the fiscal quarters noted below were as follows (in thousands):

	Fiscal 2004	Fiscal 2003	Fiscal 2002

June 30	$24,814	$26,135	$29,389
September 30		$24,823	$28,225
December 31		$25,451	$28,347
March 31		$26,657	$25,407

      The impact was initially felt through a marked reduction in the deal “pipeline” and a slowing of contract closings throughout fiscal 2002 and continuing through the first quarter in fiscal 2004. Brio experienced a decline in demand for its products as its customers reduced their capital spending. As a result, deal sizes generally became smaller. Brio continues to expect a more moderate and conservative information technology (IT) capital spending environment throughout fiscal 2004.

      During fiscal 2003, to further align costs with revenues, Brio reduced its headcount by 26 employees in the first quarter and 26 employees in the fourth quarter and restructured its management in Europe and Asia Pacific. Brio also closed additional underutilized facilities and wrote off the associated leasehold improvements and furniture and fixtures during the second and fourth quarters and continued to closely monitor overall operating expenses. Brio anticipates continuing cost reduction efforts as required on a go-forward basis. Brio continues to evaluate the underutilization of various facilities throughout the world in an effort to consolidate and/ or eliminate certain facilities to further reduce operating expenses. In addition, Brio is also evaluating computer software systems utilized throughout the world, which could lead to additional restructuring expenses in fiscal 2004.

      In response to the revenue decline during fiscal 2002, Brio took several actions to reduce its operating expenses. Specifically, Brio reduced its headcount by 124 employees, from 661 employees at March 31, 2001 to 537 employees at March 31, 2002, closed underutilized facilities and wrote off the associated leasehold improvements and reduced overall operating expenses. In addition, during fiscal 2002, liquidity became a concern as expense reduction lagged revenue declines during the year. As a result, Brio increased its efforts to expedite collections and shorten days sales outstanding (DSO). These events allowed Brio to improve liquidity by securing a new credit line in December 2001 and raising additional equity capital during the three months ended March 31, 2002 (see “— Fiscal Years Ended March 31, 2003, 2002 and 2001 — Liquidity and Capital Resources” for additional information).

Critical Accounting Policies and Estimates

      Brio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses Brio’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, valuation allowances and accrued liabilities, long-lived assets, income taxes and facility closure expenses. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Revenue Recognition

      Brio derives revenues from two sources, perpetual license fees and services. Services include software maintenance and support, training and consulting and system implementation services. Maintenance and support consists of technical support and software upgrades and enhancements. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue for any period if different conditions were to prevail.

      Brio applies the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and related technical practice aids to all transactions involving the sale of software products.

      Brio recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is probable. In software arrangements that include rights to multiple elements, such as software products and services, Brio uses the residual method under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements. VSOE of the undelivered elements is determined based on the price charged when such elements are sold separately. The residual amount of revenue is allocated to the delivered elements and recognized as revenue. Such undelivered elements in these arrangements typically consist of services.

      Brio uses a purchase order or a signed contract as persuasive evidence of an arrangement for sales of software, maintenance renewals and training. Sales through value added resellers, original equipment manufacturers, private label partners, resellers, system integrators and distributors (collectively “resellers”) are typically evidenced by a master agreement governing the relationship, together with binding purchase orders on a transaction-by-transaction basis or periodic royalty reports. Brio uses a signed statement of work to evidence an arrangement for consulting and system implementation services.

      Software is delivered to customers electronically or on a CD-ROM. Brio assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Brio’s standard payment terms are generally less than 90 days. In instances where payments are subject to extended payment terms, revenue is deferred until payments become due, which is generally when the payment is received. Brio assesses collectibility based on a number of factors, including the customer’s past payment history and its current creditworthiness. If Brio determines that collection of a fee is not probable, Brio defers the revenue and recognizes it at the time collection becomes probable, which is generally upon receipt of cash payment. If an acceptance period is other than in accordance with standard user documentation, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

      When licenses are sold together with consulting and system implementation services, license fees are recognized upon shipment, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the consulting and system implementation services, (3) the services are not essential to the functionality of the software and (4) VSOE exists for the undelivered elements. For arrangements that do not meet the above criteria, both the product license revenues and services revenues are recognized in accordance with the provisions of SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Brio accounts for the arrangements under the completed-contract method pursuant to SOP 81-1 as reliable estimates typically are not available for the costs and efforts necessary to complete the consulting and system implementation services.

      The majority of Brio’s consulting and system implementation services qualify for separate accounting. Brio uses VSOE of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Brio’s consulting and system implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, Brio recognizes revenue using the completed-contract method, as reliable input or output measures generally don’t exist. For time-and-materials contracts, Brio recognizes revenue as services are performed.

      Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Training revenue is recognized when the training is provided.

Estimating Valuation Allowances

      Management specifically analyzes accounts receivable and records a provision for doubtful accounts based on a detailed assessment of Brio’s accounts receivable and allowance for doubtful accounts. Management considers the following: (1) historical bad debts, (2) the age of the accounts receivable, (3) customer concentrations, (4) customer creditworthiness, (5) the customer mix in each of the aging categories, (6) current economic trends, (7) changes in customer payment terms, (8) changes in customer demand and (9) trends in accounts receivable, when evaluating the adequacy of the allowance for doubtful accounts in any accounting period. Should any of these factors change, the estimates made by management will also change, which could impact Brio’s future provision for doubtful accounts.

      Management also specifically reviews allowance for sales returns on an ongoing basis. In estimating allowance for sales returns, management considers the following: (1) historical product returns, (2) general economic conditions in the market and (3) trends in license revenues. Should any of these factors change, the estimates made by management will also change, which could impact Brio’s future allowance for sales returns.

Impairment or Disposal of Long-Lived Assets

      Brio periodically reviews its long-lived assets, including property and equipment and certain identifiable intangibles, for impairment when events or changes in facts and circumstances indicate that their carrying amount may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which the Company adopted on April 1, 2002. Events or changes in facts and circumstances that Brio considers as impairment indicators include, but are not limited to (1) a significant decrease in the market value of the asset, (2) significant changes to the asset or the manner in which it is used, (3) adverse economic trends and (4) a significant decline in expected operating results.

      When Brio determines that one or more impairment indicators are present for its long-lived assets, Brio compares the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, Brio would recognize an impairment loss. The impairment loss would be the excess of the carrying amount of the asset over its fair value.

      Brio recorded an impairment loss of $3.1 million during fiscal 2003 due to the related write-off of leasehold improvements and furniture and fixtures. Based on the additional facilities consolidation and review for underutilization, Brio may record additional impairment losses on its long-lived assets during fiscal 2004.

Income Taxes

      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In preparing its consolidated financial statements, Brio is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets.

      Brio records a valuation allowance due to uncertainties related to its ability to utilize some of the deferred tax assets, primarily consisting of certain net operating loss carryforwards, before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which Brio operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, Brio may need to establish an additional valuation allowance, which could have a material impact on its operating results and financial condition.

Purchased Intangibles and Goodwill

      Brio reviews its goodwill for impairment when events indicate that its carrying amount may not be recoverable or, at least once a year in accordance with SFAS No. 142, “Goodwill and Other Intangibles,” which Brio adopted on April 1, 2002. Brio is required to test its goodwill for impairment at the reporting unit level. Brio has determined that it has only one reporting unit. The test for goodwill impairment is a two-step process:

Step 1 — Brio compares the carrying amount of the reporting unit, which is the book value of the entire company, to the fair value of the reporting unit, which corresponds to Brio’s market capitalization. If the carrying amount of the reporting unit exceeds its fair value, Brio performs the second step of the process. If not, no further analysis is needed.

Step 2 — Brio compares the implied fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

      Brio completed this test upon adoption of SFAS 142 and again during the fourth quarter of fiscal 2003 and was not required to record an impairment loss on goodwill.

Restructuring

      Brio monitors and regularly evaluates its organizational structure and associated operating expenses. Depending on events and circumstances, Brio may decide to restructure its operations to reduce operating costs. Brio applied the provisions of Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognized for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” to all of its restructuring activities initiated before January 1, 2003.

      For all of Brio’s restructuring activities initiated before January 1, 2003, Brio accrues for the costs related to a restructuring plan when the following criteria are met:

•	Brio’s board of directors, or management having the appropriate level of authority, approve the restructuring plan;

•	The plan specifically identifies all significant actions to be taken;

•	Actions required by the plan begin soon after the approval date of the plan and would be completed within one year of the approval date; and

•	Significant changes to the plan are not likely.

      If a restructuring plan includes the involuntary termination of employees, the plan must be communicated to the employees who are at risk of being terminated and specifically identify:

•	The number of employees to be terminated;

•	The employees’ functions and locations; and

•	The formula to calculate the termination payment for all employees to be terminated.

      Under a restructuring plan, Brio accrues only for costs that:

•	Are not associated with activities to be continued;

•	Are not generating revenue after the approval date of the plan; and

•	Are incremental to other costs incurred and are direct results of the restructuring plan, or, are incurred under an existing contractual obligation.

      For restructuring activities initiated on January 1, 2003 or after, Brio applied the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

      For all of Brio’s restructuring activities initiated on January 1, 2003 or after, Brio accrues for the costs related to a restructuring plan when the following criteria are met:

•	Brio’s board of directors, or management having the appropriate level of authority, approve the restructuring plan;

•	The plan specifically identifies all significant actions to be taken;

•	Actions required by the plan begin soon after the approval date of the plan and would be completed within one year of the approval date; and

•	Significant changes to the plan are not likely.

      If a restructuring plan includes the involuntary termination of employees, the plan must be communicated to the affected employees by the end of applicable quarterly period and the affected employees must be:

•	Informed of their severance and related benefits; and

•	Terminated within 45 days following the end of the applicable quarterly period unless mandated by law. If any severance arrangement requires future services beyond 45 days, the liability is accrued as the employee renders his or her services.

      Under a restructuring plan, costs are measured at their fair value when the liability is incurred. Brio accrues only for costs that:

•	Are not associated with activities to be continued; and

•	Are not generating revenue after the approval date of the plan.

      Costs to consolidate or close facilities are only accrued when the costs are incurred, even if the costs are incremental to other operating costs or will be incurred as a direct result of an exit or disposal plan.

      Brio’s restructuring costs and any resulting accruals involve significant estimates made by management using the best information available at the time the estimates are made, some of which may be provided by third parties. These estimates include facility exit costs, such as lease terminations costs, and timing and market conditions of sublease income and related sublease expense costs, such as brokerage fees.

      Brio regularly evaluates a number of factors to determine the appropriateness and reasonableness of its restructuring accruals. These factors include, but are not limited to, Brio’s ability to enter into sublease or lease termination agreements and market data about lease rates, timing and term of potential subleases and costs associated with terminating certain leases on vacated facilities.

      Brio’s estimates involve a number of risks and uncertainties, some of which are beyond its control, including future real estate market conditions and its ability to successfully enter into subleases or lease termination agreements upon terms as favorable as those assumed under its restructuring plan. Actual results may differ significantly from estimates and may require adjustments to restructuring accruals and operating results in future periods.

Quarters Ended June 30, 2003 and 2002

Results of Operations

      The following table includes consolidated statements of operations data as a percentage of total revenues for the periods indicated:

	Three Months
	Ended
	June 30,

	2003	2002

Consolidated Statements of Operations Data:
Revenues:
License fees	35%	46%
Services	65	54

Total revenues	100	100

Cost of revenues:
License fees	1	2
Services	20	16

Total cost of revenues	21	18

Gross profit	79	82

Operating expenses:
Research and development	21	20
Sales and marketing	48	46
General and administrative	16	5
Loss on disposal of property and equipment	—	3
Severance and related benefit expenses	—	4
Facility closure expenses	1	—

Total operating expenses	86	78

Income (loss) from operations	(7)	4
Interest and other income (expense), net	(1)	3

Income (loss) before provision for income taxes	(8)	7
Provision for income taxes	—	—

Net income (loss)	(8)%	7%

Revenues

      Brio derives revenues from license fees and services, which include software maintenance and support, training and system implementation consulting. Total revenues decreased $1.3 million or 5% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The decrease was primarily due to the continued weakness in the economic environment, which has resulted in continuing lengthening of the enterprise sales cycle and deferred information technology spending. As a result, there was a reduction in the number and size of deals closed when compared to historical results. Due to the continued economic uncertainties, Brio expects revenues to remain relatively flat in the foreseeable future.

      Revenues by geographic location were as follows for the three months ended June 30, 2003 and 2002:

	Three Months Ended
	June 30,

	2003	2002

Revenues by Geography:
Domestic	$18,356	$20,504
International	6,459	5,631

Total revenues	$24,815	$26,135

      Revenue from international sources increased $828,000 or 15% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The increase was primarily due to increased demand in the Asia Pacific Region as Brio continued to strengthen and expand indirect sales efforts in these areas. See Note 3 of “Notes to Brio’s Condensed Consolidated Financial Statements” for additional information about revenues in geographic areas on page  of this proxy statement/ prospectus.

      License Fees. Revenues from license fees decreased $3.5 million or 29% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The decrease was primarily due to the continued weakness in the economy and lengthening of the sales cycle for large-scale deployments, which resulted in a reduction in the number and size of deals closed and the price at which Brio was able to sell, when compared to historical results. Brio expects license revenues to remain relatively flat in the foreseeable future.

      Services. Services revenues increased $2.1 million or 15% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The increase was primarily due to consulting revenues. Brio expects service revenues to remain relatively flat in the foreseeable future.

Cost of Revenues

      License Fees. Cost of revenues from license fees consists primarily of product packaging, shipping, media, documentation and related personnel and overhead allocations. Cost of revenues from license fees decreased $116,000 or 28% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The decrease in absolute dollars was due to the decrease in license revenues. Cost of revenues from license fees may vary between periods due to the mix of customers purchasing master disks, which are less expensive for Brio to produce relative to customers purchasing “shrink-wrapped” product. Brio expects that cost of license fees and the associated profit margins will remain flat, as a percentage of total revenues, with the results from the current quarter.

      Services. Cost of revenues from services consists primarily of personnel costs and third-party consulting fees associated with providing software maintenance and support, training and system implementation consulting services. Cost of revenues from services increased $603,000 or 14% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The increase was primarily due to the recognition of stock compensation charges of $159,000 during the three months ended June 30, 2003 versus the recognition of a stock compensation benefit of $386,000 during the three months ended June 30, 2002. Cost of revenues from services may vary between periods due to the mix of maintenance and support revenues compared to training and system implementation consulting services revenue as it tends to be more labor intensive to provide training and system implementation consulting services. In addition, the cost of revenues from services may vary due to the volume and mix of services provided by Brio personnel relative to services provided by outside consultants and to varying levels of expenditures required to support the services organization. Brio expects that cost of services and the associated profit margins will remain flat, as a percentage of total revenues, with the results from the current quarter.

Operating Expenses

      Research and Development. Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased $172,000 or 3% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The increase was primarily due to the recognition of stock compensation charges of $275,000 during the three months ended June 30, 2003 compared to a stock compensation benefit of $543,000 recognized during the three months ended June 30, 2002. The increase was offset by the fiscal 2003 workforce reductions in the research and development organization and overall cost reductions. Brio expects that research and development expenses will continue to vary as a percentage of total revenue as Brio may commit substantial resources to research and development in the future, as Brio believes that investment for research and development is essential to product and technical leadership. Specifically, Brio expects research and development expenses to decrease slightly as a percentage of total revenues due to an increased utilization of outsourced offshore service providers to perform quality assurance and localization of new products.

      Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other personnel related costs, commissions, bonuses and sales incentives, travel, marketing programs such as trade shows and seminars and promotion costs. Sales and marketing expenses increased $11,000 or less than 1% for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The marginal increase was primarily due to the recognition of stock compensation charges of $259,000 during the three months ended June 30, 2003 compared to a stock compensation benefit of $758,000 during the three months ended June 30, 2002. The increase was offset by lower expenses due to the fiscal 2003 workforce reductions in the sales and marketing organizations, a decrease in travel and entertainment expenses, a decrease in the use of outside sales and marketing services and an overall decrease in discretionary spending. Brio anticipates that sales and marketing expenses will remain consistent as a percentage of total revenues with the results from the first quarter of fiscal 2004.

      General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, human resources, information systems and general management, as well as professional service fees such as legal, accounting and unallocated overhead expenses. General and administrative expenses increased $2.5 million for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The increase was primarily due to the recognition of stock compensation charges of $899,000 during the three months ended June 30, 2003 compared to a stock compensation benefit of $1.5 million during the three months ended June 30, 2002. Brio expects that general and administrative expenses will remain consistent, as a percentage of total revenues, with the results from the first quarter of fiscal 2004.

      Restructuring Charges and Facility Closure Expenses. Brio’s board of directors had originally approved a restructuring plan to reduce operating expenses in June 2001. Severance and related benefit expenses and facility closure expenses for the three months ended June 30, 2003 and 2002 consisted of restructuring charges related to severance costs associated with workforce reductions in various organizations across the company and facilities consolidation expenses as follows (in thousands):

	Three Months
	Ended
	June 30,

	2003	2002

Severance and related benefit expenses	$—	$1,000
Facility closure expenses	167	—

Total restructuring charges	$167	$1,000

      The severance and related benefit expenses and facility closure accrued liabilities as of June 30, 2003 and 2002 are as follows (in thousands):

	Severance and
	Related	Facility
	Benefits	Closure	Total

Accrual balance at March 31, 2003	$607	$11,111	$11,718
Total charge	—	167	167
Amount utilized	(303)	(2,795)	(3,098)

Accrual balance at June 30, 2003	$304	$8,483	$8,787

      During the three months ended June 30, 2003, Brio recorded facility closure expenses of $167,000, which represents accretion expense associated with the difference between the present value and fair value of the expected future cash flows related to the fiscal 2003 abandonment of two floors, or approximately 56,400 square feet, at Brio corporate headquarters in Santa Clara, California. These facility closure expenses were calculated in accordance with SFAS No. 146.

      Brio will reassess this liability each quarter based on current market conditions. Revisions to the estimates of these liabilities could materially impact Brio’s operating results and financial position in future periods if anticipated events and key assumptions, such as the timing, amounts and probabilities of occurrence of sublease rental income, change from previous estimates.

      During the three months ended June 30, 2002, Brio recorded approximately $1.0 million in costs associated with severance and related benefits associated with the workforce reductions in various organizations across the company to consistently align Brio expenses with Brio revenues. Brio reduced headcount by approximately 41 employees as of June 30, 2002. All termination notices and benefits were communicated to the affected employees prior the end of the quarter and all employees had been terminated as of June 30, 2002.

Stock Compensation Charges (Benefit)

      In November 2001, Brio commenced an option exchange program under which eligible employees Briore given the opportunity to exchange approximately 7.5 million of their existing options to purchase Brio common stock for new options, with a new exercise price of $2.00 and the same vesting schedule as the original options. The right to exchange terminated on December 5, 2001, of which holders of approximately 6.9 million shares elected the option. In accordance with FASB Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)”, this option exchange program is deemed an option repricing and, therefore, variable plan accounting is being applied. For each interim period, Brio will determine the change in fair value of the options that have not been exercised, cancelled or expired, and will record a charge based on the vesting schedule of the options. If there is a reduction in the market value of the options, Brio will record a reduction in the stock compensation charge, but not in excess of what had been recognized to date. For the three months ended June 30, 2003, Brio recognized a stock compensation charge of approximately $1.6 million relating to the option exchange program. For the three months ended June 30, 2002, Brio recognized a stock compensation benefit of approximately $3.2 million relating to the option exchange program.

Stock Option Exchange Program

      In November 2002, Brio announced a voluntary stock option exchange program under which eligible employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections needed to be made on or before December 16, 2002 and were to include all options granted to the eligible employee before August 2, 2000 as well as all options granted to the eligible employee after May 13, 2002. A total of 163 employees elected to participate in the option exchange program. Those 163 employees tendered a total of 960,906 options to purchase Brio common stock in return for Brio’s promise to grant new options on the grant date of June 18, 2003 or thereafter. The exercise price of the new options was equal to the fair market value of Brio common stock on the date of grant. The exchange program was not made available to executives, directors or consultants. On June 18, 2003, a total of 863,017 options were granted to 151 employees at an exercise price of $2.45.

Loss on Disposal and Abandonment of Property and Equipment

      In May 2002, Brio performed a physical count of Brio technology equipment and related components. As a result of the physical count, Brio recorded a write-off of $6.2 million in property and equipment, which had accumulated depreciation of $5.2 million and resulted in a loss on disposal of $964,000 during the three months ended June 30, 2002.

Interest and Other Income (Expense), Net

      Interest and other income (expense), net, is comprised primarily of interest income and foreign currency transaction gains or losses, and realized gains or losses from the sale of investments, net of interest expense. Interest and other income (expense), net, decreased by $1.1 million for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. The decrease was primarily due to smaller gains on foreign exchanges due to the weakening of the dollar against other foreign currencies. Brio anticipates continued fluctuations in foreign exchange, which Brio does not currently hedge against. Therefore, results will continue to vary based on such fluctuations in future periods.

Income Taxes

      Brio recorded a provision for income taxes of $126,000 and $120,000 for the three months ended June 30, 2003 and 2002, respectively. The provision for the three months ended June 30, 2003 consists primarily of estimated state and federal tax payments as well as foreign taxes withheld from sales to customers in foreign countries from the United States. The provision for the three months ended June 30, 2002 consists primarily of estimated state and federal tax payments as well as taxes for certain profitable foreign subsidiaries. While Brio has net operating loss carryforwards available to offset income taxes generated from operations, given the uncertainty of achieving profitability during the remainder of fiscal 2004 and beyond, Brio maintains a valuation allowance against these net operating carryforwards to reduce the deferred tax asset to zero as of June 30, 2003.

Liquidity and Capital Resources

      As of June 30, 2003, Brio had cash, cash equivalents and short-term investments of $29.6 million.

Line of Credit

      In December 2001, Brio entered into an accounts receivable-based revolving bank line of credit with Wells Fargo Foothill. The line provides for up to $15.0 million in borrowings, with interest at the bank’s prime rate plus one percent, but in no event less than 7.0% (7.0% at June 30, 2003). Credit available under the line of credit will be reduced by the amount outstanding under a term loan in the amount of up to $5.0 million, with interest at the bank’s prime rate plus three percent, but in no event less than 7.0% (7.0% at June 30, 2003), and by any outstanding letters of credit. Borrowings under the bank line are limited to 80% of non-maintenance related, domestic eligible accounts receivable. The line of credit is collateralized by substantially all of Brio’s assets, including Brio’s intellectual property, accounts receivable and property and equipment to the extent required to secure the line.

      The line of credit with Foothill initially required Brio to maintain (a) minimum EBITDA of $750,000 for the quarter ended March 31, 2002; $1,700,000 for the quarter ended June 30, 2002; $2,000,000 for the quarter ended September 30, 2002; and $1,800,000 for each quarter thereafter; (b) minimum recurring domestic maintenance revenues of $6,750,000 for each quarter; (c) minimum excess availability under the credit line plus cash equivalents of at least $4,000,000 at any time; and (d) maximum capital expenditures of $750,000 per quarter.

      On February 27, 2002, Brio amended the initial line of credit with Foothill to change the definition of EBITDA to add back extraordinary non-cash losses of up to $500,000 occurring before June 30, 2002 and stock compensation charges resulting from Brio stock option repricing.

      On May 15, 2002, Brio amended the covenants, on a prospective basis, requiring it to maintain a maximum EBITDA loss of $800,000 for the quarter ended June 30, 2002. Future covenant requirements are a minimum EBITDA of $800,000 for the quarter ended September 30, 2002; $1,200,000 for the quarter ended December 31, 2002; and $1,800,000 for each quarter thereafter. For the quarter ended December 31, 2002, the definition of EBITDA has also been amended to include a one-time add back of non-cash expense resulting from the write-down of computers and related technology in an aggregate amount not to exceed $3,000,000.

      Additionally, on June 23, 2003, Brio amended the covenants, on a prospective basis, requiring it to maintain a minimum EBITDA of breakeven for the quarter ended June 30, 2003; $500,000 for the quarter ended September 30, 2003; $1,000,000 for the quarter ended December 31, 2003; and $1.5 million for each quarter thereafter. In addition, Brio must maintain a minimum excess availability under the credit line plus cash equivalents of at least $6,000,000 at any time of which not less than $2,000,000 shall be comprised of cash equivalents. The amendment also allows Brio to permit foreign subsidiaries to invest in foreign cash equivalents such as certificates of deposits. Brio was in compliance with these covenants as of June 30, 2003 and expects to be in compliance with Brio covenants during the remainder of fiscal 2004.

      Although Brio ability to comply with these covenants is uncertain because of the risk factors highlighted in this document, Brio believes that it will be in compliance with these covenants through the remainder of fiscal 2004. Moreover, Brio’s current cash position would permit it to pay all amounts outstanding under the Foothill loan. As of June 30, 2003, $2.5 million was outstanding under the term loan, of which $1.7 million is classified as short-term and $833,000 is classified as long-term. The term loan amortizes over 36 months and requires monthly payments of $139,000 plus interest. The line of credit has prepayment penalties of up to three percent. The line of credit expires in December 2004. As of June 30, 2003, based on domestic eligible accounts receivable, there were $2.2 million of additional borrowings available under the line of credit. As of June 30, 2003, no amounts other than the term loan are outstanding under the line of credit.

Change in cash position

      Net cash provided by operating activities was $1.6 million for the three months ended June 30, 2003. Net cash used in operating activities was $827,000 for the three months ended June 30, 2002. The increase of approximately $2.4 million was due to changes in operating assets and liabilities of approximately $2.8 million and non-cash operating activities of approximately $3.4 million, offset by an increase in net loss of approximately $3.8 million.

      Net cash used in investing activities was $412,000 for the three months ended June 30, 2003, consisting primarily of approximately $3.9 million for purchases of short-term investments, $186,000 for purchases of property and equipment, net, offset by $3.7 million of sales of short-term investments. Net cash used in investing activities was $3.2 million for the three months ended June 30, 2002, consisting primarily of approximately $5.5 million for purchases of short-term investments, $694,000 for purchases of property and equipment, net, offset by $3.0 million of sales of short-term investments.

      Net cash used in financing activities was $378,000 for the three months ended June 30, 2003, consisting primarily of repayments of Brio’s note payable liability and a reduction in capital lease obligations offset by proceeds from the issuance of common stock to employees under various incentive stock plans. Net cash provided by financing activities was $798,000 for the three months ended June 30, 2002, consisting primarily of proceeds from the issuance of common stock to employees under various incentive stock plans offset by repayments of Brio’s note payable liability.

      Brio implemented several cash conservation measures to help improve Brio overall cash position during fiscal 2003 and 2002. Specifically, during fiscal 2003 and 2002, Brio cut expenses through reductions in headcount across the organization, implemented a temporary salary reduction in November and December 2001 for all North American and certain international employees, reduced and/or eliminated cash bonus and cash incentive programs, reduced or eliminated employee fringe benefit programs and delayed or eliminated capital expenditure plans. Brio will continue to evaluate and implement additional cash conservation measures as circumstances dictate.

Future obligations under non-cancelable contracts

      The following table summarizes Brio’s obligations to make future cash payments under non-cancelable contracts (in thousands):

	Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Note payable	$2,361	$1,667	$694	$—	$—
Operating leases	41,756	7,517	12,168	11,128	10,943
Capital leases	65	65	—	—	—

Total contractual cash obligations	$44,182	$9,249	$12,862	$11,128	$10,943

      Brio will continue to evaluate possible acquisitions of, or investments in businesses, products and technologies that are complementary to Brio, which may require the use of cash. Management believes existing cash, cash equivalents, short-term investments and existing credit facility will be sufficient to meet Brio’s operating requirements through June 2004 based upon Brio projections, which have certain assumptions with regard to future levels of revenues and expenditures. If these assumptions are not achieved, additional cash may be required prior to June 2004. Brio may sell additional equity or debt securities or modify or obtain credit facilities to further enhance its cash position. The sale of additional securities could result in additional dilution to Brio stockholders.

Fiscal Years Ended March 31, 2003, 2002 and 2001

Results of Operations

      The following table includes selected consolidated statements of operations data for all quarters of the periods indicated (in thousands):

	Fiscal 2002				Fiscal 2003
									Fiscal 2004
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st

Total revenues	$29,389	$28,225	$28,347	$25,407	$26,135	$24,823	$25,451	$26,657	$24,814
Total cost of revenues	8,261	7,257	5,957	6,197	4,766	5,219	5,506	5,605	5,253
Gross profit	21,128	20,968	22,390	19,210	21,369	19,604	19,945	21,052	19,561
Net income (loss)	(7,633)	(9,222)	(4,962)	(3,841)	1,765	(2,728)	(2,145)	(13,447)	(2,075)
Basic net income (loss) per share	$(0.26)	$(0.32)	$(0.17)	$(0.12)	$0.05	$(0.07)	$(0.06)	$(0.36)	$(0.05)
Diluted net income (loss) per share	$(0.26)	$(0.32)	$(0.17)	$(0.12)	$0.05	$(0.07)	$(0.06)	$(0.36)	$(0.05)

      The following table includes consolidated statements of operations data as a percentage of total revenues for the periods indicated:

	Years Ended
	March 31,

	2003	2002	2001

Consolidated Statements of Operations Data:
Revenues:
License fees	42%	46%	58%
Services	58	54	42

Total revenues	100	100	100
Cost of revenues:
License fees	2	2	3
Services	19	23	19

Total cost of revenues	21	25	22
Gross profit	79	75	78
Operating expenses:
Research and development	22	23	17
Sales and marketing	48	58	57
General and administrative	9	12	10
Loss on disposal of property and equipment	1	—	—
Loss on abandonment of property and equipment	—	3	—
Severance and related benefit expenses	2	2	—
Facility closure expenses	14	—	—

Total operating expenses	96	98	84
Loss from operations	(17)	(23)	(6)
Interest and other income, net	1	—	—

Loss before provision for income taxes	(16)	(23)	(6)
Provision for income taxes	—	—	—

Net loss	(16)%	(23)%	(6)%

Revenues

      Brio derives revenues from license fees and services, which include software maintenance and support, training and consulting and system implementation services. Total revenues decreased $8.3 million or 7% in fiscal 2003 compared to fiscal 2002 and $40.2 million or 27% in fiscal 2002 compared to fiscal 2001. The decreases were primarily due to the continued weakness in the economic environment, which resulted in continued lengthening of the enterprise sales cycle and deferred information technology spending. As a result, there was a reduction in the number and size of deals closed when compared to historical results. Due to the continued economic uncertainties, Brio expects revenues to remain relatively flat for the foreseeable future.

      Revenues by geographic location were as follows (in thousands):

	Years Ended March 31,

	2003	2002	2001

Revenues by Geography:
Domestic	$75,865	$84,961	$121,557
International	27,201	26,407	30,055

Total revenues	$103,066	$111,368	$151,612

      Revenues from international sources increased $794,000 or 3% in fiscal 2003 compared to fiscal 2002. The increase was primarily due to increased demand in the Asia Pacific region as Brio continued to expand direct and indirect sales efforts in this region. Revenues from international sources decreased $3.6 million or 12% in fiscal 2002 compared to fiscal 2001. The decrease was primarily due to the lengthening of the sales cycle in the European region due to the slowing global economy. See Note 3 of notes to consolidated financial statements for additional information about revenues in geographic areas.

      License Fees. Revenue from license fees decreased $8.1 million or 16% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to the continued weakness in the economic environment, which resulted in continued lengthening of the enterprise sales cycle and deferred IT spending. As a result, there was a reduction in the number and size of deals closed when compared to historical results. Revenue from license fees decreased $36.9 million or 42% in fiscal 2002 compared to fiscal 2001. The decrease was primarily due to the slowing global economy, combined with the September 11, 2001 tragedy, which resulted in continued lengthening of the enterprise sales cycle and deferred IT spending. As a result, there was a reduction in the number and size of deals closed. Brio expects license revenues to remain relatively flat in the foreseeable future.

      Services. Services revenues decreased $246,000 or less than 1% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to lower consulting revenue of $2.0 million and a $225,000 decrease in reimbursable expenses, offset by an increase in training revenues of $139,000 and maintenance and support revenues of $1.9 million related to Brio’s installed customer base. Services revenues decreased $3.3 million or 5% in fiscal 2002 compared to fiscal 2001. The decrease was primarily due to lower consulting and training revenues of $9.2 million and a $1.0 million decrease of reimbursable expenses, offset by an increase in maintenance and support revenues of $6.9 million related to Brio’s installed customer base. Brio expects services revenues to remain relatively flat in the foreseeable future.

Cost of Revenues

      License Fees. Cost of revenues from license fees consists primarily of product packaging, shipping, media, documentation and related personnel and overhead allocations. Cost of revenues from license fees decreased $478,000 or 22% in fiscal 2003 compared to fiscal 2002 and $1.5 million or 40% in fiscal 2002 compared to fiscal 2001. The decreases were due to the decrease in license revenues and the mix of customers purchasing master disks relative to customers purchasing “shrink-wrapped” product. Cost of revenues from license fees may vary between periods due to the mix of customers purchasing master disks relative to customers purchasing “shrink-wrapped” product. Brio expects that cost of revenues from license fees and the associated profit margins will remain flat, as a percentage of total revenues, compared with the results from fiscal year 2003.

      Services. Cost of revenues from services consists primarily of personnel costs and third-party consulting fees associated with providing software maintenance and support, training and consulting services. Cost of revenues from services decreased $6.1 million or 24% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to the workforce reduction in the service organizations providing a savings of $3.8 million, a decrease in travel and entertainment expenses of $759,000, lower allocations of facilities, IT and human resource costs of $2.1 million, an overall decrease in discretionary spending of $521,000 and a decrease in reimbursable expenses of $225,000, offset by an increase in the use of outside consultants of $913,000 and a stock compensation benefit of $386,000. Cost of revenues from services decreased $3.7 million or 13% in fiscal 2002 compared to fiscal 2001. The decrease was due to the workforce reduction in the services organizations providing a savings of $500,000, as well as a decrease in the use of outside consultants of $3.8 million, an overall decrease in discretionary spending of $890,000 and a decrease in reimbursable expenses of $1.0 million, offset by an increase of $2.1 million in allocations of facilities, IT and human resource costs and a stock compensation charge of $401,000. Cost of revenues from services may vary between periods due to the mix of maintenance and support revenues compared to training and consulting and system implementation services revenue as it tends to be more labor intensive to provide training and consulting and system implementation services. In addition, the cost of revenues from services may vary due to the volume and mix of services provided by its personnel relative to services provided by outside consultants and to varying levels of expenditures required to support the services organization. Brio expects that cost of services and the associated profit margins will remain flat, as a percentage of total revenues, with the results from fiscal 2003.

Operating Expenses

      Research and Development. Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased $3.3 million or 13% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to the workforce reduction in the research and development organization providing a savings of $2.3 million, a decrease in the use of outside services of $795,000, lower allocations of facilities, IT and human resource costs of $466,000 and an overall decrease in discretionary spending of $274,000, offset by a stock compensation benefit of $543,000. Research and development expenses decreased $767,000 or 3% in fiscal 2002 compared to fiscal 2001. The decrease was primarily due to the workforce reduction in the research and development organization providing a savings of $1.0 million and an overall decrease in costs compared to the ramp up of the organization in the prior year, offset by a stock compensation charge of $563,000. Brio expects that its research and development expenses will continue to vary as a percentage of total revenue as it may commit substantial resources to research and development in the future, as Brio believes that investment for research and development is essential to product and technical leadership. Specifically, Brio expects research and development expenses to decrease slightly as a percentage of total revenues due to an increased utilization of outsourced offshore service providers to perform quality assurance and localization of new products.

      Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other personnel-related costs, commissions, bonuses and sales incentives, travel and marketing activities such as trade shows, seminars, promotion and program costs. Sales and marketing expenses decreased $14.4 million or 22% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to the workforce reduction in the sales and marketing organizations providing a savings of $7.6 million, lower allocations of facilities, IT and human resource costs of $1.3 million, a decrease in travel and entertainment expenses of $787,000, a decrease in the use of outside sales and marketing services of $614,000 and an overall decrease in discretionary spending of $2.4 million, offset by a stock compensation benefit of $758,000. The remaining decrease of approximately $2.5 million was attributable to decreased domestic and international marketing expenses, including marketing activities, personnel and related costs. Sales and marketing expenses decreased $22.1 million or 26% in fiscal 2002 compared to fiscal 2001. Substantially all of the decrease was due to lower commission expenses of $12.0 million in the sales organization relating to the decrease in total revenues and the workforce reduction in the sales and marketing organizations providing a savings of $8.8 million, as well as a decrease in the use of outside marketing services of $1.3 million and lower allocations of facilities, IT and human resource costs, offset by a stock compensation charge of $936,000. Brio anticipates that sales and marketing expenses will remain consistent as a percentage of total revenues with the results from fiscal 2003.

      General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, human resources and general management, as well as legal, accounting and unallocated overhead expenses. General and administrative expenses decreased $4.3 million or 31% in fiscal 2003 compared to fiscal 2002. The decrease was primarily due to the workforce reduction in the general and administrative organizations providing a savings of $2.9 million, lower allocations of facilities, IT and human resource costs of

$1.9 million and a decrease in the use of outside services of $2.3 million, offset by an overall increase in discretionary spending of $1.3 million and a stock compensation benefit of $1.5 million. General and administrative expenses decreased $1.6 million or 10% in fiscal 2002 compared to fiscal 2001. The decrease was due to the overall decrease in discretionary spending and the workforce reduction in the general and administrative organization providing a savings of $3.5 million, offset by additional bad debt expense recorded for uncollectible accounts of $430,000 and a stock compensation charge of $1.5 million. Brio expects that its general and administrative expenses will remain consistent, as a percentage of total revenues, with the results from fiscal 2003.

      Restructuring Charges. Brio’s Board of Directors had originally approved a restructuring plan to reduce operating expenses in June 2001. Severance and related benefit expenses and facility closure expenses for fiscal 2003 and 2002 consisted of restructuring charges related to severance costs associated with workforce reductions in various organizations across the Company and facilities consolidation expenses as follows (in thousands):

	Years Ended
	March 31,

	2003	2002

Severance and related benefit expenses	$1,964	$1,736
Facility closure expenses	14,526	361

Total restructuring charges	$16,490	$2,097

      The severance and related benefit and facility closure accrued liabilities as of March 31, 2003 and 2002 are as follows (in thousands):

	Severance
	and Related	Facility	Asset
	Benefits	Closure	Abandonment	Total

Total charge in fiscal 2002	$1,736	$361	$—	$2,097
Amount utilized in fiscal 2002	(1,712)	(277)	—	(1,989)

Accrual balance at March 31, 2002	$24	$84	$—	$108

Total charge in fiscal 2003	1,964	11,012	3,514	16,490
Deferred rent write-off in fiscal 2003	—	519	—	519
Amount utilized in fiscal 2003	(1,357)	(420)	(3,514)	(5,291)

Accrual balance at March 31, 2003	$607	$11,111	$—	$11,718

      During fiscal 2003, Brio recorded approximately $2.0 million in severance and related benefit expenses. Brio reduced its headcount by 52 employees, of which seven related to cost of services, 13 related to research and development, 26 related to sales and marketing and six related to the general and administrative area. Brio expects to save an estimated $6.8 million annually in salary and related benefits as a result of this reduction in headcount. All termination notices and benefits were communicated to the affected employees prior to the end of the applicable quarterly period. The majority of employees were terminated as of March 31, 2003, but in no event later than 45 days following year-end, unless mandated by law. During fiscal 2003, Brio recorded approximately $14.5 million in facility closure expenses and the related write-off of abandoned furniture and fixtures and leasehold improvements. As of March 31, 2003, approximately $607,000 of the total restructuring liability is classified in other accrued liabilities related to the remaining severance and related benefit expenses. As of March 31, 2003, approximately $2.1 million is classified in other accrued liabilities and approximately $9.0 million is classified in long-term liabilities related to the facility closure expenses. Brio expects to make payments related to these facility closures over the next seven years.

      The fiscal 2003 facility closure charge of $14.5 million includes $12.3 million of expenses related to the abandonment of two floors, or approximately 113,000 square feet, at Brio’s corporate headquarters in Santa Clara, California. These facility closure expenses were calculated in accordance with SFAS No. 146.

Specifically, to determine the restructuring loss, certain assumptions were made related to the (1) time period over which the two floors will remain vacant, (2) sublease terms and sublease rates and the associated probabilities of occurrence and (3) estimated insurance and property taxes expected to be incurred over the remaining term of the lease. The loss accrual represents management’s best estimate, based on an independent appraisal from a real estate broker, taking into consideration time to sublease and actual sublease rates and the associated probabilities of occurrence. Of the $12.3 million, approximately $9.7 million related to the present value of the future cash flows for the two floors, offset by $519,000 related to the write-off of deferred rent associated with the two floors, and approximately $3.1 million related to the write-off of abandoned furniture and fixtures and leasehold improvements associated with the two floors.

      The abandonment of the two floors is expected to lower facilities expenses that would have been incurred had Brio continued to occupy the two floors over the next seven years as follows (in thousands):

Years Ending March 31,

2004	$1,909
2005	1,909
2006	1,248
2007	1,127
2008	1,016
2009	987
2010	1,121
2011	265

$9,582

      Brio will reassess this liability each quarter based on current market conditions. Revisions to the estimates of these liabilities could materially impact its operating results and financial condition in future periods if anticipated events and key assumptions, such as the timing, amounts and probabilities of occurrence of sublease rental income, change from previous estimates.

      The remaining $2.2 million of the facility closure expenses during fiscal 2003 related to the abandonment of three facilities in the United States and the related write-off of abandoned furniture and fixtures and leasehold improvements associated with the three facilities. These facility closure expenses were calculated in accordance with EITF 94-3. The facility closure expenses include payments required under the lease contracts, less applicable sublease income after the property was abandoned. To determine the restructuring loss, certain assumptions were made related to the (1) time period over which the buildings will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The loss accrual represents management’s best estimate, based on an independent appraisal from a real estate broker, taking into consideration time to sublease, actual sublease rates and other variables. Of the $2.2 million, approximately $1.8 million related to the loss for future rental payments based on the assumptions noted above and approximately $447,000 related to the write-off of abandoned furniture and fixtures and leasehold improvements associated with the three facilities. Brio has estimated that the high end of the accrual loss could be an additional $88,000 if no suitable tenant is found to sublease the remaining facility to be sublet.

      During fiscal 2002, Brio recorded approximately $1.7 million in severance and related benefit expenses. Brio reduced its headcount by 124 employees, of which 38 related to cost of services, 27 related to research and development, 46 related to sales and marketing and 13 employees related to the general and administrative area. Brio expected to save an estimated $8.8 million annually in salary and related benefits as a result of this reduction in headcount. All termination notices and benefits were communicated to the affected employees prior to the end of applicable quarterly period and all employees were terminated as of March 31, 2002. During fiscal 2002, Brio recorded approximately $361,000 in facility closure expenses.

      Loss on Disposal and Abandonment of Property and Equipment. During fiscal 2003, Brio performed a physical count of its technology equipment and related components. As a result of the physical count, Brio recorded a write-off of $6.2 million in property and equipment, which had accumulated depreciation of $5.2 million and resulted in a loss on disposal of approximately $1.0 million.

      During fiscal 2002, Brio recorded a write-off of $3.7 million related to the abandonment of property and equipment, specifically the write-off of costs associated with the implementation of Siebel’s sales force automation system. The abandonment and write-off was the result of significant changes implemented in the sales organization. In order to align the system with these changes, Brio had to modify and simplify its Siebel implementation, resulting in the abandonment of a significant portion of the system.

      Stock Compensation Charges (Benefit). In November 2001, Brio commenced an option exchange program under which eligible employees were given the opportunity to exchange approximately 7.5 million of their existing options to purchase its common stock for new options, with a new exercise price of $2.00 and the same vesting schedule as the original options. The right to exchange terminated on December 5, 2001, of which holders of approximately 6.9 million shares elected the option. In accordance with FASB Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25),” this option exchange program is deemed an option repricing and, therefore, variable plan accounting is being applied. For each interim period, Brio will determine the change in fair value of the options that have not been exercised, cancelled or expired, and will record a charge based on the vesting schedule of the options. If there is a reduction in the market value of the options, Brio will record a reduction in the stock compensation charge, but not in excess of what had been recognized to date. During fiscal 2003, Brio recognized a stock compensation benefit of $3.2 million relating to the option exchange program. During fiscal 2002, Brio recognized a stock compensation charge of approximately $3.4 million relating to the option exchange program.

      In March 2003, Brio modified a stock option grant in connection with an employee termination that resulted in additional non-cash stock compensation expense of $68,000. In December 2001 and January 2002, Brio modified certain stock option grants in connection with employee terminations that resulted in additional non-cash stock compensation expense of $76,000.

      Stock Bonus Program. To conserve cash until Brio could raise additional equity financing and to help achieve cash flow positive results of operations for the fiscal 2002, Brio temporarily reduced the salaries of all North American and some international employees during November and December 2001. To balance the impact on employees of the salary reduction, and to motivate Brio employees to remain with Brio, Brio implemented a stock bonus program (the “Program”) in November 2001. Under the Program, if Brio achieved cash flow positive results of operations for the quarter ended December 31, 2001, employees who remained with Brio on various dates through July 2002, as set forth in the Program, would receive a fixed dollar bonus, payable at the discretion of the Brio Board of Directors in either cash or shares of common stock. If amounts payable under the Program are paid in common stock, the number of shares to be issued is determined by the total value of the bonus divided by the market value of the stock on the applicable date of issuance. Brio achieved cash flow positive results of operations for the quarter ended December 31, 2001, and recorded an expense of $1.1 million for the bonus during fiscal 2002. The bonus was paid in three installments in January, April, and July 2002 by the issuance of 95,420, 68,424 and 128,133 shares of common stock, respectively. The total amount of bonuses issued as stock, net of income taxes, was $618,000.

      In addition, certain executives agreed to receive their guaranteed bonuses of an aggregate of $385,000 in stock rather than cash. The guaranteed bonuses were paid in January 2002 by the issuance of 65,327 shares of common stock.

      Fiscal 2003 Stock Option Exchange Program. In November 2002, Brio announced a voluntary stock option exchange program under which eligible employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections needed to be made on or before December 16, 2002 and were to include all options granted to the eligible employee before August 2, 2000 as well as all options granted to the eligible employee after May 13, 2002. A total of 163 employees elected to participate in the option exchange program. Those 163 employees tendered a total of 960,906 options to purchase common stock in return for Brio’s promise to grant new options on the grant date of June 18, 2003 or thereafter. The exercise price of the new options was equal to the fair market value of Brio’s common stock on the date of grant. The exchange program was not made available to executives, directors or consultants. On June 18, 2003, a total of 863,017 options were granted to 151 employees at an exercise price of $2.45.

Interest and Other Income (Expense), Net

      Interest and other income (expense), net, increased $1.1 million in fiscal 2003 compared to fiscal 2002. The increase was primarily due to a higher gain on foreign currency translations resulting from intercompany receivables from foreign subsidiaries due to favorable changes in foreign exchange rates. Interest and other income (expense), net, increased $491,000 in fiscal 2002 compared to fiscal 2001, primarily due to favorable changes in foreign exchange rates and lower interest charges relating to the Business Objects settlement. See Note 2 of notes to consolidated financial statements for a description of foreign currency transactions and Brio’s policy related to accounting for short-term investments.

Provision for Income Taxes

      The provision for income taxes of $622,000 in fiscal 2003 consisted of a $447,000 valuation allowance recorded against Brio’s remaining deferred tax assets that were deemed to be unrealizable during the fiscal year ended March 31, 2003, $123,000 of income taxes generated from domestic operations and $52,000 of income taxes generated from international operations. The provision for income taxes of $151,000 in fiscal 2002 consisted primarily of current income taxes generated from international operations. The provision for income taxes of $100,000 in fiscal 2001 consisted primarily of current income taxes generated from international operations.

      As of March 31, 2003, Brio had approximately $50.9 million of federal net operating loss carry-forwards and approximately $45.7 million of state net operating loss carry-forwards available to reduce future taxes, which will begin to expire in 2013 through 2023 for Federal tax purposes and 2003 through 2008 for state tax purposes if not utilized. California has suspended the use of any net operating loss deductions for the two-year period beginning with taxable years starting on or after January 1, 2002. Brio also has approximately $24.8 million of Foreign net operating losses available to carry-forward indefinitely. In addition, Brio has Federal R&D tax credit carry-forwards of approximately $4.1 million and State R&D tax credit carry-forwards of approximately $1.8 million available to offset future taxable income. These R&D credit tax carry-forwards will begin to expire in 2011 through 2023 for Federal tax purposes and carry-forward indefinitely for State tax purposes. Brio also has a Federal alternative minimum tax credit carry-forward of approximately $230,000. Alternative minimum tax credits do not expire under Federal statute. Brio believes that, based on a number of factors, there is sufficient uncertainty regarding the realizability of carry-forwards and credits and has therefore provided a full valuation allowance for its deferred tax asset at March 31, 2003. These factors include a history of operating losses, the competitive nature of Brio’s market and the lack of predictability of revenue. Management will continue to assess the realizability of the tax benefits available to Brio based on actual and forecasted operating results. Furthermore, the Internal Revenue Code contains provisions that may limit the net operating loss and research and development credit tax carry-forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets, including lease restoration obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is expensed over the life of the asset. Brio adopted SFAS No. 143 effective April 1, 2003. The adoption of SFAS No. 143 did not have a material impact on Brio’s financial condition, results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Brio adopted SFAS No. 146 as of January 1, 2003.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirement for Guarantors, including Indirect Guarantors of Indebtedness of Others” (“FIN 45”). FIN 45 creates new disclosure and liability recognition requirements for certain guarantees, including obligations to stand ready to perform. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. Brio had no existing guarantees as of March 31, 2003, and does not expect that the adoption of FIN 45 will have a material impact on its financial condition, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amended FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also requires additional disclosures about the effects on reported net income of an entity’s accounting policy with respect to stock-based employee compensation. Brio adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended March 31, 2003.

Liquidity and Capital Resources

      As of March 31, 2003, Brio had cash, cash equivalents and short-term investments of $28.6 million.

Line of Credit

      In December 2001, Brio entered into an accounts receivable-based revolving bank line of credit with Wells Fargo Foothill. The line provides for up to $15.0 million in borrowings, with interest at the bank’s prime rate plus one percent, but in no event less than 7.0% (7.0% at March 31, 2003). Credit available under the line of credit will be reduced by the amount outstanding under a term loan in the amount of up to $5.0 million, with interest at the bank’s prime rate plus three percent (7.25% at March 31, 2003), and by any outstanding letters of credit. Borrowings under the bank line are limited to 80% of non-maintenance related, domestic eligible accounts receivable. The line of credit is collateralized by substantially all of its assets, including its intellectual property, accounts receivable and property and equipment to the extent required to secure the line.

      The line of credit with Foothill initially required Brio to maintain (a) minimum EBITDA of $750,000 for the quarter ended March 31, 2002; $1,700,000 for the quarter ended June 30, 2002; $2,000,000 for the quarter ended September 30, 2002; and $1,800,000 for each quarter thereafter; (b) minimum recurring domestic maintenance revenues of $6,750,000 for each quarter; (c) minimum excess availability under the credit line plus cash equivalents of at least $4,000,000 at any time; and (d) maximum capital expenditures of $750,000 per quarter.

      On February 27, 2002, Brio amended the initial line of credit with Foothill to change the definition of EBITDA to add back extraordinary non-cash losses of up to $500,000 occurring before June 30, 2002 and stock compensation charges resulting from its stock option repricing.

      On May 15, 2002, Brio amended the covenants, on a prospective basis, requiring it to maintain a maximum EBITDA loss of $800,000 for the quarter ended June 30, 2002. Future covenant requirements are a minimum EBITDA of $800,000 for the quarter ended September 30, 2002; $1,200,000 for the quarter ended December 31, 2002; and $1,800,000 for each quarter thereafter. For the quarter ended December 31, 2002, the definition of EBITDA has also been amended to include a one-time add back of non-cash expense resulting from the write-down of its computers and related technology in an aggregate amount not to exceed $3,000,000.

      Brio was not in compliance with the minimum EBITDA covenant for the quarter ended March 31, 2003; however, Brio obtained a waiver from the bank for this quarter’s requirement.

      Additionally, on June 23, 2003, Brio amended the covenants, on a prospective basis, requiring it to maintain a minimum EBITDA of breakeven for the quarter ended June 30, 2003; $500,000 for the quarter ended September 30, 2003; $1,000,000 for the quarter ended December 31, 2003; and $1.5 million for each quarter thereafter. In addition, Brio must maintain a minimum excess availability under the credit line plus cash equivalents of at least $6,000,000 at any time of which not less than $2,000,000 shall be comprised of cash equivalents. The amendment also allows Brio to permit its foreign subsidiaries to invest in foreign cash equivalents such as certificates of deposits. Brio expects to be in compliance with its covenants during fiscal 2004.

      Although Brio’s ability to comply with these covenants is uncertain because of the risk factors highlighted in this document, Brio believes that it will be in compliance with these covenants through fiscal 2004. Moreover, Brio’s current cash position would permit it to pay all amounts outstanding under the Foothill loan. As of March 31, 2003, $2.9 million was outstanding under the term loan, of which $1.7 million is classified as short-term and $1.2 million is classified as long-term. The term loan amortizes over 36 months and requires monthly payments of $139,000 plus interest. The line of credit has prepayment penalties of up to three percent. The line of credit expires in December 2004. As of March 31, 2003, based on domestic eligible accounts receivable, there were $2.8 million of additional borrowings available under the line of credit. As of March 31, 2003, no amounts other than the term loan are outstanding under the line of credit.

      During fiscal 2002, Brio negotiated a reduction for certain implementation services with a vendor for $1,417,000. This was reflected as a reduction in property and equipment and accounts payable. In addition, Brio negotiated an extension for payment to a vendor, evidenced in the form of a note payable for $450,000 that bore interest at five percent per annum and was paid as of March 31, 2002.

          Change in Cash Position

      Net cash provided by operating activities was $4.2 million in fiscal 2003 and net cash used in operating activities was $3.2 million in fiscal 2002 and $197,000 in fiscal 2001. The increase in net cash provided by operating activities in fiscal 2003 was primarily due to a $9.1 million decrease in net loss, favorable changes in the balances of operating assets and liabilities of $12.0 million, a non-cash loss on the disposal and abandonment of property and equipment of $4.6 million, a non-cash write-off of a deferred tax asset of $447,000 and a non- cash compensation charge of $68,000, offset by a non-cash stock compensation benefit of $3.2 million. The increase in net cash used by operating activities in fiscal 2002 was primarily due to a $16.0 million increase in net loss, offset by $5.0 million of favorable changes in the balances of operating assets and liabilities, non-cash loss on abandonment of property and equipment of $3.6 million and $4.4 million of non-cash stock compensation charges. The increase in net cash used by operating activities in fiscal 2001 was primarily due to $3.0 million of unfavorable changes in the balances of operating assets and liabilities, offset by a $1.3 million decrease in net loss.

      Net cash used in investing activities was $5.0 million in fiscal 2003, consisting primarily of $2.2 million for the purchase of property and equipment, net, and $2.8 million in purchases of short-term investments, net of sales. Net cash used in investing activities was $13.6 million in fiscal 2002, consisting primarily of $4.7 million for the purchase of property and equipment, net, and $8.8 million in purchases of short-term investments, net of sales. Net cash used in investing activities was $16.1 million in fiscal 2001, consisting primarily of $26.4 million for the purchase of property and equipment, net, offset by approximately $9.4 million in sales of short-term investments, net of purchases, and $890,000 of proceeds from the sale of property and equipment.

      Net cash provided by financing activities was $191,000 in fiscal 2003, consisting primarily of $1.8 million of proceeds from issuance of common stock to employees under various incentive stock plans and $12,000 of proceeds from the repayment of notes receivable from stockholders, offset by $1.7 million of repayments under its note payable. Net cash provided by financing activities was $20.3 million in fiscal 2002, consisting primarily of $4.6 million of proceeds from long-term debt, net of repayments, $3.0 million of proceeds from the issuance of common stock to employees under various incentive stock plans and $12.7 million of proceeds from its private placement, net of offering expenses. Net cash provided by financing activities was $7.2 million in fiscal 2001, consisting of $6.8 million of proceeds from the issuance of common stock to employees under various incentive stock plans and approximately $433,000 of proceeds from the repayment of notes receivable from stockholders.

      Brio implemented several cash conservation measures to help improve its overall cash position during fiscal 2003 and 2002. Specifically, during fiscal 2003 and 2002, Brio cut expenses through reductions in headcount across the organization, implemented a temporary salary reduction in November and December 2001 for all North American and certain international employees, reduced and/or eliminated cash bonus and cash incentive programs, reduced or eliminated employee fringe benefit programs and delayed or eliminated capital expenditure plans. Brio will continue to evaluate and implement additional cash conservation measures as circumstances dictate.

     Future Obligations Under Non-cancelable Contracts

      The following table summarizes Brio’s obligations to make future cash payments under non-cancelable contracts (in thousands):

Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	5 Years

Note payable	$2,917	$1,667	$1,250	$—	$—
Operating leases	46,450	7,979	13,438	11,721	13,312
Capital lease	146	146	—	—	—

Total contractual cash obligations	$49,513	$9,792	$14,688	$11,721	$13,312

      Brio will continue to evaluate possible acquisitions of, or investments in businesses, products and technologies that are complementary to Brio’s, which may require the use of cash. Management believes existing cash, cash equivalents, short-term investments and existing credit facility will be sufficient to meet operating requirements through March 2004 based upon Brio’s projections, which have certain assumptions with regard to future levels of revenues and expenditures. If these assumptions are not achieved, additional cash may be required prior to March 2004. Brio may sell additional equity or debt securities or modify or obtain credit facilities to further enhance Brio’s cash position. The sale of additional securities could result in additional dilution to its stockholders.

          Quantitative and Qualitative Disclosures About Market Risk

      Brio’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. Brio maintains an investment policy that ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. As of June 30, 2003, Brio had $15.5 million of cash and cash equivalents and $14.1 million of short-term investments with a weighted average variable rate of 1.2%.

      Brio mitigates default risk by investing in high credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity and maintains a prudent amount of diversification.

      Brio currently has limited cash flow exposure due to rate changes for long-term debt obligations. Brio has entered into borrowing agreements to support general corporate purposes including capital expenditures and working capital needs, should the need arise. As of June 30, 2003, $2.5 million was outstanding under the term loan (See Note 2 in Brio’s Notes to condensed consolidated financial statements starting on page 82), of which $1.7 million is classified as short-term and $833,000 is classified as long-term. The term loan is due over 36 months in monthly payments of $139,000 plus interest.

      Brio conducts business on a global basis in international currencies. As such, Brio is exposed to adverse or beneficial movements in foreign currency exchange rates. Brio may enter into foreign currency forward contracts to minimize the impact of exchange rate fluctuations on certain foreign currency commitments and balance sheet positions. At June 30, 2003 Brio had no outstanding foreign currency exchange contracts.

BRIO COMMON STOCK OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information that has been provided to Brio with respect to beneficial ownership of shares of Brio’s Common Stock as of August 13, 2003:

•	each person who is known by Brio to own beneficially more than five (5) percent of the outstanding shares of Common Stock;

•	each director of Brio;

•	Brio’s Chief Executive Officer and Brio’s four most highly compensated executive officers; and

•	all directors and executive officers of Brio as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 13, 2003. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentages marked with an asterisk (*) represent less than one (1) percent ownership.

	Shares of Common
	Stock Beneficially
	Owned

Officers, Directors and Principal Stockholders	Number	Percent

KOPP Investment Advisors Inc.	8,422,186	22.1%
7701 France Ave. South
Edina, MN 55435
Yorgen H. Edholm and Katherine Glassey(1)	4,419,996	11.6%
Special Situations Fund	3,800,000	10.0%
153 E. 53rd St.
New York, NY 10022
Craig D. Brennan	1,993,319	5.2%
E. Floyd Kvamme(2)	1,779,165	4.7%
Kleiner Perkins Caufield & Byers
2750 Sand Hill Road, Suite 250
Menlo Park, CA 94025
Craig Collins	296,875	*
James Guthrie	237,405	*
Brian Gentile	168,641	*
Ernest von Simson	25,000	*
Todd Davis(3)	11,018	*
All Directors and Officers as a group (4 directors and 5 officers)	8,931,419	23.4%

(1)	The entry in this table for Yorgen Edholm and Katherine Glassey includes 2,500,000 shares held by the Edholm Family Limited Partnership and 1,830,012 shares held by Edholm Family Trust. The entries also include an aggregate of 79,984 shares held in trusts for the children of which Mr. Edholm and Ms. Glassey are trustees and have voting power.

(2)	The entry in this table for Director Kvamme includes shares held by Kleiner Perkins Caufield & Byers (“KPCB”) and consists of 1,503,841 shares held by KPCB VII, 19,418 shares held by KPCB Information Sciences Zaibatsu Fund II, and 255,906 shares held by Mr. Kvamme. Mr. Kvamme is a director of Brio and general partner of KPCB VII Associates and KPCB Information Sciences Zaibatsu Fund II. Mr. Kvamme disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	Mr. Davis resigned in April 2003.

      Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to Brio’s knowledge each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by that stockholder. Applicable percentage of ownership for each stockholder is based on 38,116,055 shares of Common Stock outstanding as of August 13, 2003, with applicable options for the stockholders.

      Unless otherwise indicated, the address of each of the individuals named above is: c/o Brio Software, Inc., 4980 Great America Parkway, Santa Clara, California 95054.

INFORMATION REGARDING CERTAIN OF BRIO’S DIRECTORS

      The merger agreement provides that, following the completion of the merger, Hyperion will select one of the following directors of Brio to serve as a director on the board of directors of Hyperion:

      Yorgen H. Edholm, 48, is a co-founder of Brio and has been a director since its inception. Prior to founding Brio, Mr. Edholm was a manager with the Management Consulting Division of Arthur Young & Company in New York (now Ernst & Young, LLP) where he co-founded the microcomputer-based Decision Support Systems Group. Before that, Mr. Edholm was a product manager with Industry Mathematics AB in Stockholm, Sweden. He currently serves on the Board of Directors at Accrue Software. Mr. Edholm holds an M.S. degree in Computer Science and Applied Mathematics from the School of Physical Engineering at the Royal Institute of Technology in Stockholm, Sweden and an M.B.A. degree in Organizational Behavior and International Economics from the Stockholm School of Economics in Stockholm, Sweden.

      John Mutch, 47, has been a director of Brio since September 2002. As the former President and Chief Executive Officer of HNC Software, an enterprise analytics and decision management software, Mr. Mutch grew the company revenues by a compound annual growth rate of 40% during one of the most difficult market periods for the tech industry. Prior to his tenure with HNC, Mr. Mutch was the founder and General Partner of MVenture Holdings, Inc., a special-situation private equity fund that invested in public and private technology companies. Mr. Mutch spent December 1986 through June of 1994 at Microsoft Corporation holding a variety of sales and executive marketing positions in the time period when the company grew from $285 million to $5.5 billion in annual sales. Mr. Mutch’s last title at Microsoft was Director of Enterprise Marketing. Mr. Mutch is a Director of Overland Storage (NASDAQ: OVRL) and was appointed by the bankruptcy court as a Director of Peregrine Systems (NASDAQ: PRGN:PK) to help resolve their Chapter 11 proceedings. Mr. Mutch holds an M.B.A from the University of Chicago and a B.S. degree in applied Economics from Cornell University.

      Edward Saliba, 54, has been a director of Brio since December 2002. Mr. Saliba formerly spent twelve years with Sun Microsystems, serving in roles such as vice president of finance and operations and vice president of human resources. Prior to joining Sun, Mr. Saliba held senior financial positions at Wang Laboratories and Digital Equipment Corporation. Most recently, he was vice president of operations and chief of staff at iPlanet and as CFO for iScale. Mr. Saliba currently serves as a Director and Audit Committee Chairman at Electroglas, Inc. He holds an M.B.A from Babson College and a B.A. and a B.S. degree from Northeastern University.

      Hyperion has not yet decided whom it will elect to its board.

      The individual who is selected to serve as a director on the Hyperion board of directors will receive automatically on appointment to the board, an option to purchase 20,000 shares of Hyperion common stock in accordance with the terms of the automatic option grant program under the Hyperion 1995 Stock Option/ Stock Issuance Plan. These options will vest in four equal annual installments, commencing on the first anniversary of such director’s appointment, at an exercise price equal to the fair market value of the stock on the date of his appointment.

COMPARISON OF STOCKHOLDER RIGHTS

      Hyperion is a corporation incorporated under the laws of the State of Delaware. The rights of holders of Hyperion common stock are governed by Delaware law and by Hyperion’s certificate of incorporation and by-laws.

      Brio is a corporation incorporated under the laws of the State of Delaware. The rights of holders of Brio common stock are governed by Delaware law and by Brio’s certificate of incorporation and by-laws.

      If the merger is completed, the holders of Brio common stock will become holders of Hyperion common stock and the rights of such former holders of Brio common stock will be governed by Delaware law and by the Hyperion’s certificate of incorporation and by-laws.

      While Hyperion and Brio believe that the following description summarizes the material differences between the rights of Brio stockholders and Hyperion stockholders under Delaware law and the companies’ organizational instruments, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion and it is qualified in its entirety to applicable Delaware laws and the governing organizational instruments of Hyperion and Brio. You should carefully read the following summary as well as the other documents we refer to for a more complete understanding of the differences between being a holder of Brio common stock and being a holder of Hyperion common stock.

      Hyperion’s and Brio’s respective organizational documents are on file with the SEC and will also be sent to you upon request. See “Where You Can Find More Information” on page 131.

Summary of Material Differences Between the Rights of

Brio Stockholders and Hyperion Stockholders

	Brio Stockholder Rights	Hyperion Stockholder Rights

Authorized Capital Stock:	62,000,000 shares of capital stock, consisting of (1) 60,000,000 shares of Brio common stock, par value $0.001 per share and (2) 20,000,000 shares of Brio preferred stock, par value $0.001 per share.	305,000,000 shares of capital stock, consisting of (1) 300,000,000 shares of Hyperion common stock, par value $0.001 per share and (2) 5,000,000 shares of preferred stock, par value $0.001 per share, of which 300,000 shares have been designated Series A Junior Participating Preferred Stock.
Issued and Outstanding Capital Stock:	As of August 13, 2003, there were issued and outstanding 38,116,055 shares of Brio common stock (with no shares held in Brio’s treasury), and no shares of preferred stock.	As of August 13, 2003, there were issued and outstanding 36,175,173 shares of Hyperion common stock (with an additional 536,481 shares held in Hyperion’s treasury) and no shares of preferred stock.
Board of Directors:	The Brio by-laws provide that the Brio board of directors or the stockholders will determine the number of directors by resolution. Currently, the number of directors is six and is divided into two classes.	The Hyperion by-laws provide that the Hyperion board of directors exclusively will determine the number of directors by resolution. Currently, the number of directors is six and is divided into three classes.

	Brio Stockholder Rights	Hyperion Stockholder Rights

Removal of Directors:	Under the Delaware General Corporation Law, where the board of directors of the corporation is classified, stockholders may remove directors only for cause unless the certificate of incorporation provides otherwise. The Brio certificate of incorporation provides that a director or the entire board of directors may be removed, with or without cause, upon the affirmative vote of the holders of at least a majority of the shares entitled to vote at an election of directors.	Under the Delaware General Corporation Law, where the board of directors of the corporation is classified, stockholders may remove directors only for cause unless the certificate of incorporation provides otherwise. The Hyperion certificate of incorporation does not provide otherwise.
Filling Vacancies of the Board of Directors:	The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or a sole remaining director, unless the charter or by-laws provide otherwise. Brio’s certificate of incorporation reflects the Delaware General Corporation Law.	The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office even though less than a quorum, or a sole remaining director, unless the charter or by-laws provide otherwise. Hyperion’s certificate of incorporation reflects the Delaware General Corporation Law.

	Brio Stockholder Rights	Hyperion Stockholder Rights

Nomination of Directors for Election	Nominations of persons for election to the board of directors of Brio may be made at a meeting of stockholders by or at the direction of the board of directors or by any stockholder entitled to vote for the election of directors at the meeting who provides timely notice. A stockholder’s notice will be timely if it is received at Brio’s principal executive offices (a) in the case of an annual meeting, not less than 60 nor more than 90 days before the first anniversary of the prior year’s annual meeting, provided that, if the annual meeting date is moved by more than 30 days from such anniversary date, the notice will be timely if delivered 10 days after the notice of the meeting is mailed or public disclosure is made and (b) in the case of a special meeting at which directors are to be elected, within 10 days after the notice of the meeting is mailed or public disclosure is made. The notice shall set forth certain details relating to the nominee and the stockholder giving the notice.	Hyperion’s certificate of incorporation and by-laws do not contain provisions relating to nomination of directors for election.
Advance Notice of Stockholder Business	At an annual meeting of stockholders, only business that is brought pursuant to the notice of meeting, by Brio’s board of directors, or by any stockholder who gives proper and timely notice of the business to be included shall be conducted. Timely notice is notice that would be timely for the nomination of directors in an annual meeting (see above) and shall contain a description of the business to be brought and certain information relating to the stockholder giving the notice.	Hyperion’s certificate of incorporation and by-laws do not contain provisions relating to bringing business before the annual meeting.

	Brio Stockholder Rights	Hyperion Stockholder Rights

Stockholder Action by Written Consent:	The Delaware General Corporation Law provides that, unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. Brio’s by-laws specifically deny stockholders the ability to act by written consent.	The Delaware General Corporation Law provides, that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. Hyperion’s certificate of incorporation and by-laws do not provide otherwise.
Calling of Special Meetings of Stockholders:	The Delaware General Corporation Law provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. Brio’s by-laws provide that a special meeting of stockholders may be called at any time by (1) the Chairman of Brio’s board of directors, (2) Brio’s President, (3) a majority of Brio’s board of directors or (4) the holders of shares entitled to cast not less than 10% of the votes at such meeting.	The Delaware General Corporation Law provides that a special meeting of stockholders may be called for any purpose or purposes by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. Hyperion’s by-laws provide that a special meeting of stockholders may be called by Hyperion’s President and shall be called by the President or Secretary at the request in writing of a majority of Hyperion’s board of directors. Hyperion’s by-laws specifically deny stockholders the ability to call a special meeting.

	Brio Stockholder Rights	Hyperion Stockholder Rights

Stockholder Rights Plan:	Brio has not adopted a stockholder rights agreement.	Hyperion entered into a Rights Agreement, dated as of June 15, 1998, as amended, with Bank Boston, N.A., under which Hyperion has issued rights, exercisable only upon the occurrence of certain events, to purchase its Series A Junior Participating Preferred Stock.
Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% (or more than 15% in the case of certain persons who were shareholders of Hyperion at the time of execution of the rights agreement) or (ii) 10 business days (or such later date as may be determined by action of Hyperion’s board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% (or more than 15% in the case of certain persons who were shareholders of Hyperion at the time of execution of the rights agreement), the Rights will be evidenced by Hyperion common stock certificates with a summary of the rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.
Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Hyperion common stock.

Brio Stockholder Rights	Hyperion Stockholder Rights

In the event that, at any time after a person acquires, or tenders for, 15% of the Hyperion common stock, Hyperion is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person holds more than 15% of Hyperion common stock, proper provision shall be made so that each holder of a right, other than rights beneficially owned by such person and its affiliates (which will be void), will have the right to receive upon exercise that number of shares of Hyperion common stock having a market value of two times the exercise price of the right.

	Brio Stockholder Rights	Hyperion Stockholder Rights

Indemnification:	Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Brio Stockholder Rights	Hyperion Stockholder Rights

Brio’s certificate of incorporation provides that a director shall not be personally liable to Brio for monetary damages for breach of fiduciary duty as a director. Brio is also authorized to indemnify persons permitted by the Delaware General Corporation Law to be indemnified, to the fullest extent permitted by applicable law and in excess of section 145 of the Delaware General Corporation Law, subject only to limits created by law with respect to actions for breach of duty to a corporation, its stockholders, and others.	Hyperion’s certificate of incorporation and by-laws provide that a director shall, to the fullest extent permitted by the Delaware General Corporation Law, not be liable to Hyperion or its stockholders for monetary damages for breach of fiduciary duty as a director. Hyperion’s certificate of incorporation and by-laws also indemnify any director, officer, employee to the full extent authorized or permitted by the Delaware General Corporation Law. However, no indemnification against expenses shall be made if the director, officer or employee was judged to be liable to Hyperion in a derivative action and the indemnification would be against applicable law, unless and to the extent that a Delaware court determines that indemnification should be made. Hyperion will also indemnify the director, officer or employee against expenses actually and reasonably incurred by them with respect to each claim to the extent that they are successful in the defense of such claim.
If a director, officer or employee is held to be jointly liable with Hyperion, Hyperion will pay the entire amount of the judgment, unless the director, officer or employee is required to pay the judgment directly. In the latter case, Hyperion will contribute to the payment made by such person, based upon the relative benefit received by such person and Hyperion from the transaction from which the proceeding arose, and the contribution may in certain circumstances be further adjusted based on relative fault.

Brio Stockholder Rights	Hyperion Stockholder Rights

To obtain indemnification, the director, officer or employee must submit to Hyperion a written request for indemnification. A determination of eligibility for indemnification will be made by a majority of disinterested directors, by independent counsel or by the stockholders of Hyperion, based upon procedures specified in Hyperion’s certificate of incorporation and by-laws.

STOCKHOLDER PROPOSALS

      Brio will hold its 2004 annual meeting of stockholders only if the merger is not completed before the anticipated date of the 2004 annual meeting.

      Proposals of stockholders intended to be included in Brio’s proxy statement for the 2004 annual meeting of stockholders must be received by Philip Strauss, Secretary, Brio Software, Inc., 4980 Great America Parkway, Santa Clara, California 95054, no later than April 22, 2004. If the Company is not notified of a stockholder proposal within sixty (60) days prior to the one-year anniversary of Brio’s 2003 annual meeting, then the proxies held by management of Brio provide discretionary authority to vote against such stockholder proposal, even though such proposal is not discussed in the related proxy statement.

LEGAL MATTERS

      The validity of the shares of Hyperion common stock to be issued in connection with the merger will be passed upon for Hyperion by Shearman & Sterling LLP. In addition, Shearman & Sterling LLP will pass upon certain United States federal tax consequences of the merger for Hyperion. Venture Law Group, A Professional Corporation, will pass upon certain United States federal tax consequences of the merger for Brio.

EXPERTS

      The consolidated financial statements of Hyperion Solutions Corporation incorporated in this proxy statement/ prospectus by reference to the Annual Report on Form 10-K of Hyperion Solutions Corporation for the year ended June 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Brio and subsidiaries as of March 31, 2003, and for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Brio as of March 31, 2002 and 2001 and for each of the two years in the period ended March 31, 2002, included in this proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in the copy of their report appearing herein. Arthur Andersen LLP issued the report as of the dates indicated on the report and such report has not been reissued. On July 8, 2002, Brio dismissed Arthur Andersen LLP as its independent accountants and retained KPMG LLP as its independent accountants.

DOCUMENTS INCORPORATED BY REFERENCE

      This proxy statement/prospectus incorporates documents by reference that are not presented in or delivered with this document. The Securities and Exchange Commission allows Hyperion to “incorporate by reference” the information that Hyperion files with it, which means that Hyperion can disclose important information to you by referring you to those documents. The documents contain important information about Hyperion and its finances.

      All documents filed by Hyperion under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and before the date of the Brio special meeting are incorporated by reference into and to be a part of this proxy statement/prospectus from the date of filing of these documents.

      You should rely only on the information contained in this document or that Hyperion or Brio has referred to you. Hyperion and Brio have not authorized anyone to provide you with information that is different.

      The following documents, which were filed by Hyperion (SEC File number 000-26934) with the Securities and Exchange Commission, are incorporated by reference into this proxy statement/prospectus:

•	Hyperion’s annual report on Form 10–K for the fiscal year ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003;

•	Hyperion’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 11, 2002;

•	The description of Hyperion’s common stock contained in Hyperion’s Registration Statement on Form 8-A, dated October 9, 1995;

•	The description of Hyperion’s common stock contained in Hyperion’s Registration Statement on Form 8-A/A, dated November 3, 1995; and

•	The description of Hyperion’s Preferred Share Purchase Rights on Form 8-A dated as of June 12, 1998, and filed with the Securities and Exchange Commission on June 17, 1998.

      Any statement contained in a document incorporated or deemed to be incorporated into this document by reference will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated into this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

      Hyperion has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Hyperion and T-Bird Acquisition, Inc., and Brio has supplied all information contained in the proxy statement/prospectus relating to Brio.

WHERE YOU CAN FIND MORE INFORMATION

      The documents incorporated by reference into this proxy statement/prospectus are available from Hyperion upon request. We will provide to you a copy of any and all of the information that is incorporated by reference in this proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus), without charge, upon written or oral request. You should make any request for documents by           ●          , 2003 to ensure timely delivery of the documents.

Requests for documents relating to Hyperion should be directed to:	Requests for documents relating to Brio should be directed to:
Hyperion Solutions Corporation 1344 Crossman Avenue Sunnyvale California 94089 (408) 220 8769 Attention: Investor Relations	Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054 (408) 496 7400 Attention: Investor Relations

      Hyperion and Brio each file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of their respective reports, proxy statements and other information may be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the Securities and Exchange Commission website is http://www.sec.gov.

      Reports, proxy statements and other information concerning Hyperion and Brio may also be inspected at: The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.

Information on Hyperion’s Web Sites

      Information on any Hyperion Internet Web site or the Web site of any subsidiary of Hyperion is not part of this document and you should not rely on that information in deciding whether to approve the share issuance, unless that information is also in this document or in a document that is incorporated by reference in this document.

Information on Brio’s Web Sites

      Information on any Brio Internet Web site or the Web site of any subsidiary of Brio is not part of this document and you should not rely on that information in deciding whether to approve the merger, unless that information is also in this document or in a document that is incorporated by reference in this document.

      This proxy statement/prospectus is dated  ● , 2003. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than  ● , 2003, and neither the mailing of the proxy statement/prospectus to Hyperion and Brio stockholders nor the issuance of shares of Hyperion common stock in the merger shall create any implication to the contrary.

      This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the shares of Hyperion common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document or in its affairs since the date of this proxy statement/prospectus. The information contained in this document with respect to Brio and its subsidiaries was provided by Brio. The information contained in this document with respect to Hyperion and its subsidiaries was provided by Hyperion.

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors

Brio Software, Inc.:

      We have audited the accompanying consolidated balance sheet of Brio Software, Inc. and subsidiaries as of March 31, 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended. In connection with our audit of the 2003 consolidated financial statements, we also have audited the financial statement schedule for the year ended March 31, 2003 listed in Item 16(a)2. These consolidated financial statements and related 2003 financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. The consolidated balance sheet of Brio Software, Inc. and subsidiaries as of March 31, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the two-year period ended March 31, 2002, and the related financial statement schedule were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and related financial statement schedule in their report dated April 19, 2002.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brio Software, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related 2003 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Jose, California

April 17, 2003 (except for the matter
discussed in Note 10, as to which
the date is June 23, 2003)

Reprinted below is a copy of an audit report previously issued by Arthur Andersen LLP (“Andersen”). This unedited report has not been reissued by Andersen nor has Andersen consented to the inclusion of its report in this Annual Report on Form 10-K. The report of Andersen is included in this Annual Report on Form 10-K pursuant to Rule 2-02(e) of Regulation S-X. See Exhibit 23.2 for discussion on Andersen’s Notice of Consent.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Brio Software, Inc.:

      We have audited the accompanying consolidated balance sheets of Brio Software, Inc., formerly known as Brio Technology, Inc., (a Delaware corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brio Software, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed under Item 14(a)(2) is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

San Jose, California

April 19, 2002

BRIO SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2003	2002

	(In thousands, except share
	and per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$14,743	$16,226
Short-term investments	13,876	11,056
Accounts receivable, net of allowance for doubtful accounts of $1,817 and $2,006, respectively	18,466	17,238
Inventories	268	184
Deferred income taxes	—	447
Prepaid expenses and other current assets	3,700	4,475

Total current assets	51,053	49,626
Property and Equipment, net	15,642	24,625
Other Noncurrent Assets	1,702	1,785

Total Assets	$68,397	$76,036

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Note payable, current portion	$1,667	$1,667
Accounts payable	6,451	5,089
Accrued liabilities:
Payroll and related benefits	5,801	7,015
Other	7,109	8,059
Capital leases, current	127	—
Deferred revenue, current	33,670	29,347

Total current liabilities	54,825	51,177
Long-term Liabilities:
Deferred revenue	1,029	599
Note payable	1,250	2,917
Facility closure accrual	9,023	—
Deferred rent	778	944

Total liabilities	66,905	55,637

Commitments and Contingencies (Notes 4 and 7)
Stockholders’ Equity:
Preferred stock, $0.001 par value:
Authorized — 2,000,000 shares, none issued and outstanding
Common stock, $0.001 par value:
Authorized — 60,000,000 shares
Issued and outstanding — 37,838,925 and 35,978,920 shares, respectively, at March 31, 2003 and 2002	38	36
Additional paid-in capital	102,438	103,779
Notes receivable from stockholders	—	(12)
Accumulated comprehensive income (loss)	(701)	324
Accumulated deficit	(100,283)	(83,728)

Total stockholders’ equity	1,492	20,399

	$68,397	$76,036

See accompanying notes to consolidated financial statements.

BRIO SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,

	2003	2002	2001

	(In thousands, except per share amounts)
Revenues:
License fees	$43,236	$51,292	$88,196
Services	59,830	60,076	63,416

Total revenues	103,066	111,368	151,612

Cost of revenues:
License fees (includes $0, $3 and $0, respectively, in stock compensation charges)	1,720	2,198	3,652
Services (includes $(386), $401 and $0, respectively, in stock compensation charges (benefit))	19,376	25,474	29,166

Total cost of revenues	21,096	27,672	32,818

Gross profit	81,970	83,696	118,794

Operating expenses:
Research and development (includes $(543), $563 and $0, respectively, in stock compensation charges (benefit))	22,189	25,524	26,291
Sales and marketing (includes $(758), $936 and $0, respectively, in stock compensation charges (benefit))	49,968	64,379	86,453
General and administrative (includes $(1,505), $1,512 and $0, respectively, in stock compensation charges (benefit))	9,421	13,680	15,256
Loss on disposal of property and equipment	1,035	—	—
Loss on abandonment of property and equipment	—	3,670	—
Severance and related benefit expenses	1,964	1,736	—
Facility closure expenses	14,526	361	—

Total operating expenses	99,103	109,350	128,000

Loss from operations	(17,133)	(25,654)	(9,206)
Interest and other income (expense), net	1,200	147	(344)

Loss before provision for income taxes	(15,933)	(25,507)	(9,550)
Provision for income taxes	622	151	100

Net loss	$(16,555)	$(25,658)	$(9,650)

Basic and diluted net loss per share	$(0.44)	$(0.85)	$(0.34)

Shares used in computing basic and diluted net loss per share	37,345	30,118	28,335

See accompanying notes to consolidated financial statements.

BRIO SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

		Convertible					Notes		Accumulated
		Preferred Stock		Common Stock		Additional	Receivable		Comprehensive		Total
	Comprehensive					Paid-in	From	Deferred	Income	Accumulated	Stockholders’
	Loss	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Deficit	Equity

	(In thousands, except share amounts)
BALANCE, MARCH 31, 2000		—	$—	27,669,555	$28	$76,807	$(483)	$(118)	$312	$(48,420)	$28,126
Exercise of common stock options for cash		—	—	478,514	—	1,877	—	—	—	—	1,877
Exercise of common stock warrants for cash		—	—	25,602	—	180	—	—	—	—	180
Issuance of common stock pursuant to Employee Stock Purchase Plan		—	—	580,771	1	4,728	—	—	—	—	4,729
Issuance of common stock for stock bonus		—	—	18,182	—	100	—	—	—	—	100
Repurchase of restricted shares		—	—	(13,725)	—	(14)	14	—	—	—	—
Repayment of notes receivable from stockholders		—	—	—	—	—	433	—	—	—	433
Amortization of deferred compensation		—	—	—	—	—	—	55	—	—	55
Compensation expense associated with the acceleration of options		—	—	—	—	73	—	—	—	—	73
Termination of shares granted under incentive stock plans		—	—	—	—	(31)	—	31	—	—	—
Net loss	$(9,650)	—	—	—	—	—	—	—	—	(9,650)	(9,650)
Cumulative translation adjustment	567	—	—	—	—	—	—	—	567	—	567
Unrealized loss on investments	(123)	—	—	—	—	—	—	—	(123)	—	(123)

	$(9,206)

BALANCE, MARCH 31, 2001		—	—	28,758,899	29	83,720	(36)	(32)	756	(58,070)	26,367
Exercise of common stock options for cash		—	—	178,548	—	385	—	—	—	—	385
Issuance of common stock, net of offering costs of $1.6 million		—	—	5,993,498	6	12,701	—	—	—	—	12,707
Issuance of common stock pursuant to Employee Stock Purchase Plan		—	—	887,228	1	2,588	—	—	—	—	2,589
Issuance of common stock for stock bonus, net of income tax		—	—	160,747	—	561	—	—	—	—	561
Repayment of notes receivable from stockholders		—	—	—	—	—	24	—	—	—	24
Amortization of deferred compensation		—	—	—	—	—	—	25	—	—	25

		Convertible					Notes		Accumulated
		Preferred Stock		Common Stock		Additional	Receivable		Comprehensive		Total
	Comprehensive					Paid-in	From	Deferred	Income	Accumulated	Stockholders’
	Loss	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Deficit	Equity

	(In thousands, except share amounts)
Compensation expense associated with the acceleration of options		—	—	—	—	76	—	—	—	—	76
Compensation expense associated with repricing of options		—	—	—	—	3,415	—	—	—	—	3,415
Compensation expense associated with stock bonus, net of income tax		—	—	—	—	340	—	—	—	—	340
Termination of shares granted under incentive stock plans		—	—	—	—	(7)	—	7	—	—	—
Net loss	$(25,658)	—	—	—	—	—	—	—	—	(25,658)	(25,658)
Cumulative translation adjustment	(367)	—	—	—	—	—	—	—	(367)	—	(367)
Unrealized loss on investments	(65)	—	—	—	—	—	—	—	(65)	—	(65)

	$(26,090)

BALANCE, MARCH 31, 2002		—	—	35,978,920	36	$103,779	(12)	—	324	(83,728)	20,399
Exercise of common stock options for cash		—	—	31,651	—	43	—	—	—	—	43
Offering costs for issuance of common stock		—	—	—	—	(74)	—	—	—	—	(74)
Issuance of common stock pursuant to Employee Stock Purchase Plan		—	—	1,601,669	2	1,875	—	—	—	—	1,877
Issuance of common stock for stock bonus, net of income tax		—	—	226,685	—	—	—	—	—	—	—
Cancellation of common stock for stock bonus due to terminations, net of income tax		—	—	—	—	(61)	—	—	—	—	(61)
Repayment of notes receivable from stockholders		—	—	—	—	—	12	—	—	—	12
Compensation expense associated with the acceleration of options		—	—	—	—	68	—	—	—	—	68
Compensation benefit associated with repricing of options		—	—	—	—	(3,192)	—	—	—	—	(3,192)
Net loss	$(16,555)	—	—	—	—	—	—	—	—	(16,555)	(16,555)
Cumulative translation adjustment	(1,046)	—	—	—	—	—	—	—	(1,046)	—	(1,046)
Unrealized gain on investments	21	—	—	—	—	—	—	—	21	—	21

	$(17,580)

BALANCE, MARCH 31, 2003		—	$—	37,838,925	$38	$102,438	$—	$—	$(701)	$(100,283)	$1,492

See accompanying notes to consolidated financial statements.

BRIO SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,

	2003	2002	2001

	(In thousands)
Cash Flows from Operating Activities:
Net loss	$(16,555)	$(25,658)	$(9,650)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	6,565	7,926	6,092
Amortization of intangible long-term assets	143	326	372
Loss on abandonment or disposal of property and equipment	4,552	3,670	60
Provision for returns and doubtful accounts	180	858	978
Stock compensation charges (benefit)	(3,124)	4,392	173
Deferred compensation amortization	—	25	55
Deferred income taxes	447	—	1,443
Changes in operating assets and liabilities:
Accounts receivable	(1,408)	17,340	(3,634)
Inventories	(84)	149	489
Prepaid expenses, other current assets and other noncurrent assets	715	(83)	(674)
Accounts payable and accrued liabilities	(887)	(11,396)	(705)
Deferred revenue	4,753	(1,210)	4,331
Other noncurrent liabilities	8,857	471	473

Net cash provided by (used in) operating activities	4,154	(3,190)	(197)

Cash Flows from Investing Activities:
Purchases of property and equipment	(2,237)	(4,713)	(26,432)
Proceeds from sales of property and equipment	—	—	890
Purchases of short-term investments	(24,175)	(11,014)	(1,785)
Sales and maturities of short-term investments	21,377	2,173	11,213
Issuance of note receivable to officer	—	—	(1,500)
Proceeds from repayment of note receivable to officer	—	—	1,500

Net cash used in investing activities	(5,035)	(13,554)	(16,114)

Cash Flows from Financing Activities:
Proceeds from borrowings under line of credit	—	6,000	—
Repayments under line of credit	—	(6,000)	—
Proceeds from note payable	—	5,000	—
Repayments under note payable	(1,667)	(416)	—
Proceeds from issuance of common stock, net	1,846	15,681	6,786
Proceeds from repayment of notes receivable from stockholders	12	24	433

Net cash provided by financing activities	191	20,289	7,219

	Years Ended March 31,

	2003	2002	2001

	(In thousands)
Net (decrease) increase in cash and cash equivalents	(690)	3,545	(9,092)
Effect of translation adjustment	(793)	(367)	567
Cash and cash equivalents, beginning of year	16,226	13,048	21,573

Cash and cash equivalents, end of year	$14,743	$16,226	$13,048

Supplemental disclosure of cash flow information:
Cash paid for interest	$430	$271	$447
Cash paid for income taxes	$77	$—	$—

Noncash operating activities:
Negotiated reduction in implementation services classified as accounts payable and property and equipment	$—	$1,417	$—

Noncash investing and financing activities:
Termination of shares granted under incentive stock plans	$—	$7	$31

See accompanying notes to consolidated financial statements.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

1.     Organization and Operations

      Brio Software, Inc. (Brio) was incorporated in California in 1989 and reincorporated in Delaware in April 1998. Brio provides software solutions that help companies more easily extract, integrate, analyze and report information. The Brio Performance Suite includes advanced query and analysis technologies, along with information delivery through enterprise-wide reporting and personalized display screens known as “performance dashboards.” Brio’s software products enable individuals, workgroups and executives in an organization to more easily view data and information allowing for more actionable insight resulting in superior business decisions.

      Brio is subject to a number of risks associated with companies in a similar stage of development, including rapid technological change, dependence on key personnel and the sales force, potential competition from larger, more established companies, dependence on product development and the ability to penetrate the market with its products.

      In September 2001, the Company changed its legal name from Brio Technology, Inc. to Brio Software, Inc.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of Brio and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Foreign Currency Translation

      The functional currency of Brio’s subsidiaries is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at year-end exchange rates. Income and expense items are translated into U.S. dollars at the average exchange rates prevailing during the year. Translation adjustments are included in accumulated comprehensive income (loss) in stockholders’ equity in the accompanying consolidated financial statements. Transaction gains of approximately $1.2 million in fiscal 2003 and approximately $314,000 in fiscal 2002, and transaction losses of approximately $870,000 in fiscal 2001, are included in interest and other income (expense), net, in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

      Brio considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2003 and 2002, Brio held its cash in checking and money market accounts.

Short-Term Investments

      Management determines the appropriate classification of investments in debt and equity securities at the time of purchase. All of Brio’s investments are classified as available-for-sale. Available-for-sale securities are

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carried at fair value, with the unrealized gains and losses reported in accumulated components of comprehensive income (loss) in stockholders’ equity in the accompanying consolidated balance sheets. The fair value of Brio’s available-for-sale securities is based on quoted market prices at the balance sheet date. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income (expense), net, in the accompanying consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest and other income (expense), net, in the accompanying consolidated statements of operations. A summary of Brio’s available-for-sale investment portfolio is as follows (in thousands):

	As of March 31, 2003

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate debt securities and commercial paper	$9,802	$—	$(122)	$9,680
Government debt securities	9,629	10	—	9,639

Total	$19,431	$10	$(122)	19,319

Less: Cash equivalents				(5,443)

Total short-term investments				$13,876

	As of March 31, 2002

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate debt securities and commercial paper	$15,888	$—	$(120)	$15,768
Government debt securities	5,016	—	(7)	5,009

Total	$20,904	$—	$(127)	20,777

Less: Cash equivalents				(9,721)

Total short-term investments				$11,056

      Brio’s investment securities have various maturity dates ranging from less than 30 days to 12 months. Gross realized gains or losses for the fiscal years ended March 31, 2003, 2002 and 2001 were negligible.

Significant Concentrations

      Financial instruments that potentially subject Brio to concentrations of credit risk consist principally of accounts receivable. Brio performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. As of March 31, 2003 and 2002, no customer accounted for more than 10% of total accounts receivable. For the fiscal years ended March 31, 2003, 2002 and 2001, no customer accounted for more than 10% of total revenues.

Inventories

      Brio’s inventories are carried at the lower of cost or market on a first-in, first-out basis. Inventory consists principally of completed software packages including media and documentation.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

      Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the term of the related lease, if shorter. The estimated useful lives of furniture and fixtures and computer equipment is generally three to seven years and the estimated useful life of the Company’s leasehold improvements is generally 1 to 7 years.

      Property and equipment consists of the following (in thousands):

	As of March 31,

	2003	2002

Software	$13,667	$13,219
Computer equipment	8,372	14,832
Furniture and fixtures	3,862	5,289
Leasehold improvements	7,608	10,851

	33,509	44,191
Less: Accumulated depreciation and amortization	(17,867)	(19,566)

	$15,642	$24,625

Revenue Recognition

      Brio derives revenues from two sources, perpetual license fees and services. Services include software maintenance and support, training and consulting and system implementation services. Maintenance and support consists of technical support and software upgrades and enhancements. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of Brio’s revenue for any period if different conditions were to prevail.

      Brio applies the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and related technical practice aids to all transactions involving the sale of software products.

      Brio recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is probable. In software arrangements that include rights to multiple elements, such as software products and services, Brio uses the residual method under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements. VSOE of the undelivered elements is determined based on the price charged when such elements are sold separately. The residual amount of revenue is allocated to the delivered elements and recognized as revenue. Such undelivered elements in these arrangements typically consist of services.

      Brio uses a purchase order or a signed contract as persuasive evidence of an arrangement for sales of software, maintenance renewals and training. Sales through Brio’s value added resellers, private label partners, resellers, system integrators and distributors (collectively “resellers”) are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. Brio uses a signed statement of work to evidence an arrangement for consulting and system implementation services.

      Software is delivered to customers electronically or on a CD-ROM. Brio assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Brio’s standard payment terms are generally less than 90 days. In instances where payments are subject to extended payment terms, revenue

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is deferred until payments become due, which is generally when the payment is received. Brio assesses collectibility based on a number of factors, including the customer’s past payment history and its current creditworthiness. If Brio determines that collection of a fee is not probable, Brio defers the revenue and recognizes it at the time collection becomes probable, which is generally upon receipt of cash payment. If an acceptance period is other than in accordance with standard user documentation, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

      When licenses are sold together with consulting and system implementation services, license fees are recognized upon shipment, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the consulting and system implementation services, (3) the services are not essential to the functionality of the software and (4) VSOE exists for the undelivered elements. For arrangements that do not meet the above criteria, both the product license revenues and services revenues are recognized in accordance with the provisions of SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Brio accounts for the arrangements under the completed-contract method pursuant to SOP 81-1 as reliable estimates are typically not available for the costs and efforts necessary to complete the consulting and system implementation services.

      The majority of Brio’s consulting and system implementation services qualify for separate accounting. Brio uses VSOE of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Brio’s consulting and system implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, Brio recognizes revenue using the completed-contract method. For time-and-materials contracts, Brio recognizes revenue as services are performed.

      Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Training revenue is recognized when the training is provided.

Estimating Valuation Allowances

      Management specifically analyzes accounts receivable and records a provision for doubtful accounts based on a detailed assessment of its accounts receivable and its allowance for doubtful accounts. Management considers the following: 1) historical bad debts, 2) the age of the accounts receivable, 3) customer concentrations, 4) customer creditworthiness, 5) the customer mix in each of the aging categories, 6) current economic trends, 7) changes in customer payment terms, 8) changes in customer demand, and 9) trends in accounts receivable, when evaluating the adequacy of the allowance for doubtful accounts in any accounting period. Should any of these factors change, the estimates made by management will also change, which could impact Brio’s future provision for doubtful accounts.

      Management also specifically reviews Brio’s allowance for sales returns on an ongoing basis. In estimating the allowance for sales returns, management considers the following: 1) historical product returns, 2) general economic conditions in Brio’s markets and 3) trends in license revenues. Should any of these factors change, the estimates made by management will also change, which could impact Brio’s future allowance.

Valuation of Long-Lived Assets

      Brio periodically reviews its long-lived assets, including property and equipment and certain identifiable intangibles for impairment when events or changes in facts and circumstances indicate that their carrying amount may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which Brio adopted on April 1, 2002. Events or changes in facts and circumstances that Brio considers as impairment indicators include, but are not limited to (1) a significant decrease in the market value of the asset,

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) significant changes to the asset or the manner in which Brio uses it, (3) adverse economic trends, and (4) a significant decline in expected operating results.

      When Brio determines that one or more impairment indicators are present for its long-lived assets, Brio compares the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, Brio would recognize an impairment loss. The impairment loss would be the excess of the carrying amount of the asset over its fair value.

Advertising Costs

      The Company expenses all advertising costs as incurred. Advertising expense for fiscal 2003, 2002 and 2001 was $1,149,000, $720,000 and $1,216,000, respectively.

Software Development Costs

      Under SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” costs incurred in the research and development of software products are expensed as incurred until technological feasibility has been established. Once established, these costs are capitalized. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed.

Stock Based Compensation

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amended FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also requires additional disclosures about the effects on reported net income of an entity’s accounting policy with respect to stock-based employee compensation. Brio adopted the annual disclosure requirements of SFAS No. 148 for the fiscal year ended March 31, 2003.

      At March 31, 2003, Brio has six stock-based employee compensation plans, which are described in further detail in Note 6. Brio accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net loss and net loss per share if Brio had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to stock-based employee compensation. The following table presents the pro forma information (in thousands, except per share amounts):

	Years Ended March 31,

	2003	2002	2001

Net loss:
As reported	$(16,555)	$(25,658)	$(9,650)
Add: Stock compensation charges included in reported net loss	—	3,415	—
Deduct: Stock compensation benefit included in reported net loss	(3,192)	—	—
Deduct: Stock compensation charges determined under fair-value method for all awards	(10,599)	(21,783)	(15,045)

Pro forma	$(30,346)	$(44,026)	$(24,695)

Basic and diluted net loss per share:
As reported	$(0.44)	$(0.85)	$(0.34)
Pro forma	$(0.81)	$(1.46)	$(0.87)

      Brio calculated the fair value of each option grant on the date of grant and stock purchase right using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	Years Ended March 31,

	2003	2002	2001

Risk-free interest rates	2.30 – 3.93%	3.89 – 5.35%	5.09 – 6.70%
Expected dividend yields	0%	0%	0%
Expected lives — Options	2.03 years	2.78 years	3.21 years
Expected lives — ESPP	0.66 years	0.49 years	0.85 years
Expected volatility	90.0%	144.1%	160.5%

Comprehensive Income (Loss)

      Comprehensive income (loss) includes foreign currency translation gains and losses and other unrealized gains and losses on short-term investments that have been previously excluded from net income (loss) and reflected in stockholders’ equity instead. Brio has reported comprehensive income (loss) on its consolidated statements of stockholders’ equity.

Income Taxes

      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In preparing its consolidated financial statements, Brio is required to estimate its income taxes in each of the jurisdictions in which it operates This process involves estimating actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets.

      Brio records a valuation allowance due to uncertainties related to its ability to utilize some of the deferred tax assets, primarily consisting of certain net operating loss carryforwards and foreign tax credits, before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which Brio operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these estimates or Brio adjusts these estimates in future periods, Brio may need to establish an additional valuation allowance, which could materially impact its consolidated financial statements.

Restructuring

      Brio monitors and regularly evaluates its organizational structure and associated operating expenses. Depending on events and circumstances, Brio may decide to restructure its operations to reduce operating costs. Brio applied the provisions of Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognized for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring”) to all of its restructuring activities initiated before January 1, 2003.

      For all of Brio’s restructuring activities initiated before January 1, 2003, Brio accrues for the costs related to a restructuring plan when the following criteria are met:

•	Brio’s board of directors or management having the appropriate level of authority approves the restructuring plan;

•	The plan specifically identifies all significant actions to be taken;

•	Actions required by the plan begin soon after the approval date of the plan and would be completed within one year of the approval date; and

•	Significant changes to the plan are not likely.

      If a restructuring plan includes the involuntary termination of employees, the plan must be communicated to the employees who are at risk of being terminated and specifically identify:

•	The number of employees to be terminated;

•	The employees’ functions and locations; and

•	The formula to calculate the termination payment for all employees to be terminated.

      Under a restructuring plan, Brio accrues only for costs that:

•	Are not associated with activities to be continued;

•	Are not generating revenue after the approval date of the plan; and

•	Are incremental to Brio’s other costs incurred and are direct results of the restructuring plan, or, are incurred under an existing contractual obligation.

      For restructuring activities initiated on January 1, 2003 or after, Brio applies the provisions of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

      For all of Brio’s restructuring activities initiated on January 1, 2003 or after, Brio accrues for the costs related to a restructuring plan when the following criteria are met:

•	Brio’s board of directors or management having the appropriate level of authority approves the restructuring plan;

•	The plan specifically identifies all significant actions to be taken;

•	Actions required by the plan begin soon after the approval date of the plan and would be completed within one year of the approval date; and

•	Significant changes to the plan are not likely.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      If a restructuring plan includes the involuntary termination of employees, the plan must be communicated to the affected employees by the end of applicable quarterly period and the affected employees must be:

•	Informed of their severance and related benefits; and

•	Terminated within forty-five days following the end of the applicable quarterly period unless mandated by law. If any severance arrangement requires future services beyond forty-five 45 days, the liability is accrued as the employee renders his or her services.

      Under a restructuring plan, costs are measured at their fair value when the liability is incurred. Brio accrues only for costs that:

•	Are not associated with activities to be continued; and

•	Are not generating revenue after the approval date of the plan.

      Costs to consolidate or close facilities are only accrued when the costs are incurred, even if the costs are incremental to other operating costs or will be incurred as a direct result of an exit or disposal plan.

      Brio’s restructuring costs and any resulting accruals involve significant estimates made by management using the best information available at the time the estimates are made, some of which may be provided by third parties. These estimates include facility exit costs, such as lease terminations costs, and timing and market conditions of sublease income and related sublease expense costs, such as brokerage fees.

      Brio regularly evaluates a number of factors to determine the appropriateness and reasonableness of its restructuring accruals. These factors include, but are not limited to, Brio’s ability to enter into sublease or lease termination agreements and market data about lease rates, timing and term of potential subleases and costs associated with terminating certain leases on vacated facilities.

      Brio’s estimates involve a number of risks and uncertainties, some of which are beyond its control, including future real estate market conditions and Brio’s ability to successfully enter into subleases or lease termination agreements upon terms as favorable as those assumed under its restructuring plan. Actual results may differ significantly from Brio’s estimates and may require adjustments to its restructuring accruals and operating results in future periods.

     Purchased Intangibles and Goodwill

      The Company reviews its goodwill for impairment when events indicate that its carrying amount may not be recoverable or, at least once a year in accordance with SFAS No. 142, “Goodwill and Other Intangibles”, which Brio adopted on April 1, 2002. Brio is required to test its goodwill for impairment at the reporting unit level. Brio has determined that it has only one reporting unit. The test for goodwill impairment is a two-step process:

Step 1 — The Company compares the carrying amount of the reporting unit, which is the book value of the entire company, to the fair value of the reporting unit, which corresponds to the Company’s market capitalization. If the carrying amount of the reporting unit exceeds its fair value, the Company has to perform the second step of the process. If not, no further analysis is needed.

Step 2 — The Company compares the implied fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

      The Company completed this test upon adoption of SFAS 142 and again during the fourth quarter of fiscal 2003 and was not required to record an impairment loss on goodwill.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Recent Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets, including lease restoration obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is expensed over the life of the asset. Brio adopted SFAS No. 143 effective April 1, 2003. The adoption of SFAS No. 143 did not have a material impact on Brio’s financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirement for Guarantors, including Indirect Guarantors of Indebtedness Others” (“FIN 45”). FIN 45 creates new disclosure and liability recognition requirements for certain guarantees, including obligations to stand ready to perform. The initial recognition and measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. Brio had no existing guarantees as of March 31, 2003, and Brio does not expect that the adoption of FIN 45 will have a material impact on its financial statements.

3.     Industry Segment and Geographic Information:

      Brio’s reportable segments are based on geographic region. Brio’s chief operating decision-makers are the President and Chief Executive Officer and the Chief Financial Officer. These chief operating decision-makers use net operating income to measure each region’s profit or loss and to allocate resources. Each region has a General Manager who is directly accountable to and maintains regular contact with the chief operating decision-makers regarding the operating activities, financial results and budgeting for the region. Brio identified the regions as segments under SFAS No. 131 based upon: (1) each region engaging in operating activities from which they generate revenue and expenses, (2) each region’s operating results being regularly reviewed by the chief operating decision-makers to make decisions about resources to be allocated to the region and assess its performance and (3) each region having discrete financial information available.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Brio markets its products in the United States and Canada and in other foreign countries through its domestic sales personnel and its foreign subsidiaries. Reportable segments based on geographic region were as follows (in thousands):

		Europe, the	Asia Pacific
	North	Middle East,	and Rest of
	America	and Africa	the World	Eliminations	Total

Year Ended March 31, 2003
Revenues:
External customers	$79,693	$13,830	$9,543	$—	$103,066
Intersegment	5,231	—	1,279	(6,510)	—

Total revenues	84,924	13,830	10,822	(6,510)	103,066

Other Disclosures:
Depreciation and amortization	5,931	473	161	—	6,565
Interest income	379	16	12	—	407
Interest expense	430	—	—	—	430
Loss on disposal of property and equipment	1,035	—	—	—	1,035
Severance and related benefit expenses	1,082	834	48	—	1,964
Facility closure expenses	14,526	—	—	—	14,526
Stock compensation benefit	(3,192)	—	—	—	(3,192)
Provision for income taxes	570	—	52	—	622
Year Ended March 31, 2002
Revenues:
External customers	$89,260	$15,260	$6,848	$—	$111,368
Intersegment	4,816	—	1,488	(6,304)	—

Total revenues	94,076	15,260	8,336	(6,304)	111,368

Other Disclosures:
Depreciation and amortization	7,525	619	108	—	8,252
Interest income	256	37	22	—	315
Interest expense	272	—	—	—	272
Loss on abandonment of property and equipment	3,670	—	—	—	3,670
Severance and related benefit expenses	1,083	653	—	—	1,736
Facility closure expenses	361	—	—	—	361
Stock compensation charges	3,415	—	—	—	3,415
Provision for income taxes	101	—	50	—	151
Year Ended March 31, 2001
Revenues:
External customers	$128,503	$18,378	$4,731	$—	$151,612
Intersegment	4,938	686	1,731	(7,355)	—

Total revenues	133,441	19,064	6,462	(7,355)	151,612

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Europe, the	Asia Pacific
	North	Middle East,	and Rest of
	America	and Africa	the World	Eliminations	Total

Other Disclosures:
Depreciation and amortization	5,936	411	117	—	6,464
Interest income	1,213	35	10	—	1,258
Interest expense	447	—	—	—	447
Provision for income taxes	100	—	—	—	100

      No one foreign country comprised more than 10% of total revenues for fiscal 2003, 2002 and 2001. None of Brio’s international operations have material long-lived assets.

4.     Commitments:

      Brio leases various facilities under non-cancelable operating leases, which expire on various dates through May 2010. Brio also leases office equipment under various non-cancelable operating leases which expire through December 2004. For leases with escalating rent payments, rent expense is amortized on a straight-line basis over the life of the lease. Brio had deferred rent of $778,000 and $944,000 as of March 31, 2003 and 2002, respectively, which is included in long-term liabilities in the consolidated balance sheets. Future minimum lease payments relating to these agreements are as follows (in thousands):

Years Ending March 31,

2004	$7,979
2005	7,304
2006	6,134
2007	5,957
2008	5,764
Thereafter	13,312

$46,450

      Brio has one capital lease for certain information technology equipment which expires in February 2004. The total payments required to be made under the capital lease are $146,000. Brio used an interest rate of 7% per annum to calculate the present value of the lease payments which is $127,000 and is classified in current liabilities in the consolidated balance sheets.

      Rent expense for the fiscal years ended March 31, 2003, 2002 and 2001 was $16.5 million, $7.6 million and $8.0 million, respectively.

5.     Line of Credit:

      In December 2001, Brio entered into an accounts receivable-based revolving bank line of credit with Wells Fargo Foothill (formerly Foothill Capital Corporation, “Foothill”). The line provides for up to $15.0 million in borrowings, with interest at the bank’s prime rate plus one percent, but in no event less than 7% (7.0% at March 31, 2003). Credit available under the line of credit will be reduced by the amount outstanding under a term loan in the amount of up to $5.0 million, with interest at the bank’s prime rate plus three percent (7.25% at March 31, 2003), and by any outstanding letters of credit. Borrowings under the bank line are limited to 80% of non-maintenance related, domestic eligible accounts receivable. The line of credit is collateralized by substantially all of Brio’s assets, including Brio’s intellectual property, accounts receivable and property and equipment to the extent required to secure the line.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The line of credit with Foothill initially required Brio to (a) maintain minimum EBITDA of $750,000 for the quarter ended March 31, 2002; $1,700,000 for the quarter ended June 30, 2002; $2,000,000 for the quarter ended September 30, 2002; and $1,800,000 for each quarter thereafter; (b) minimum recurring domestic maintenance revenues of $6,750,000 for each quarter; (c) minimum excess availability under the credit line plus cash equivalents of at least $4,000,000 at any time; and (d) maximum capital expenditures of $750,000 per quarter.

      On February 27, 2002, Brio amended the initial line of credit with Foothill to change the definition of EBITDA to add back extraordinary non-cash losses of up to $500,000 occurring before June 30, 2002.

      On May 15, 2002, Brio amended the covenants, on a prospective basis, requiring Brio to maintain a maximum EBITDA loss of $800,000 for the quarter ended June 30, 2002. Future covenant requirements are a minimum EBITDA of $800,000 for the quarter ended September 30, 2002; $1,200,000 for the quarter ended December 31, 2002; and $1,800,000 for each quarter thereafter. For the quarter ended December 31, 2002, the definition of EBITDA has also been amended to include a one-time add back of non-cash expense resulting from the write-down of Brio’s computers and related technology in an aggregate amount not to exceed $3,000,000.

      Brio was not in compliance with the minimum EBITDA covenant for the quarter ended March 31, 2003, however, Brio obtained a waiver from the bank for this quarter’s requirement.

      As of March 31, 2003, $2.9 million was outstanding under the term loan, of which $1.7 million is classified as short-term and $1.2 million is classified as long-term. The term loan amortizes over 36 months and requires monthly payments of $139,000 plus interest. The line of credit has prepayment penalties of up to three percent. The line of credit expires in December 2004. As of March 31, 2003, based on domestic eligible accounts receivable there were $2.8 million of additional borrowings available under the line of credit. As of March 31, 2003, no amounts other than the term loan are outstanding under the line of credit.

6.     Stockholders’ Equity:

     Common Stock

      In February 2002, the Board of Directors authorized a private placement of 5,993,498 shares of Brio’s common stock at $0.001 par value for an aggregate amount of $14.3 million. Brio used the net proceeds of the offering of $12.7 million for general corporate purposes, including working capital and capital expenditures.

      As of March 31, 2003, Brio has reserved the following shares of its common stock for future issuance:

Stock bonus plan	2,643,191
Exercise of stock options	17,496,526

Total shares reserved	20,139,717

     Stock Options

      Through March 31, 2002, Brio had 2,079,795 shares of common stock reserved for issuance under the 1992 Stock Option Plan (the “Plan”). Under the Plan, the Board of Directors may grant options to purchase Brio’s common stock to employees, directors, or consultants at an exercise price of not less than 100% of the then fair value of Brio’s common stock. Any options granted must be granted by the tenth anniversary of the effective date of the Plan. Options issued under the Plan generally have a term of five years from the date of grant and generally vest ratably over four years. As of March 31, 2003, 1,047,356 of authorized shares expired as a result of the Plan exceeding the tenth anniversary.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Brio’s 1998 Stock Option Plan (the “1998 Plan”) was adopted by Brio’s Board of Directors in February 1998. Through March 31, 2003, Brio had 11,862,087 shares of common stock reserved for issuance under the 1998 Plan. The shares reserved for issuance under the 1998 Plan increase annually on the first day of Brio’s fiscal year through April 1, 2003, by the lesser of 1,000,000 or four percent of the shares outstanding on the last day of the immediately preceding fiscal year. Under the 1998 Plan, the Board of Directors may grant options to purchase Brio’s common stock to employees, directors or consultants at an exercise price of not less than 100% of the fair value of Brio’s common stock on the date of grant, in the case of incentive stock options, and not less than 85% of the fair value of Brio’s common stock on the date of grant, in the case of nonqualified stock options. Options must all be granted by the tenth anniversary of the effective date of the 1998 Plan. Options issued under the 1998 Plan will generally have a term of 10 years from the date of grant and will generally vest ratably over four years.

      Brio’s 1998 Directors’ Stock Option Plan (the “Directors’ Plan”) was adopted by Brio’s Board of Directors in February 1998. A total of 300,000 shares of common stock have been reserved for issuance under the Directors’ Plan. Through March 31, 2003, 210,000 options have been granted under the Directors’ Plan. The Directors’ Plan provides for the initial grant of nonqualified stock options to purchase 20,000 shares of common stock on the date on which the optionee first becomes a non-employee director of Brio subsequent to the initial public offering (the “First Option”), and an additional option to purchase 5,000 shares of common stock on the next anniversary to existing and future non-employee directors of Brio if, on such date, the director has served on the board for at least six months (the “Subsequent Option”). The exercise price per share of all options granted under the Directors’ Plan must equal the fair market value of a share of Brio’s common stock on the date of grant of the option. Options issued under the Directors’ Plan have a term of 10 years from the date of grant; the First Option shall become exercisable in installments of 25% of the total number of shares subject to the First Option on each of the first, second, third and fourth anniversaries of the date of grant of the First Option; each Subsequent Option shall become exercisable in full on the day before the first anniversary of the date of grant of that Subsequent Option.

      Brio’s 2000 Non-Executive Stock Option Plan (the “2000 Plan”) was adopted by Brio’s Board of Directors in July 2000. A total of 6,000,000 shares of common stock has been reserved for issuance under the 2000 Plan. The 2000 Plan provides for the granting of nonstatutory options to purchase shares of the Company’s common stock to employees, excluding executive officers and members of the Board of Directors. Nonstatutory options do not qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1996, as amended. The 2000 Plan is administered by Brio’s Board of Directors. The plan administrator determines who shall receive options under the plan and the terms of options granted, including the number of shares subject to an option, the exercise price, the term and exercisability of options and any vesting, forfeiture or other restrictions that apply to awards. The 2000 Plan requires Brio to issue options with an exercise price equal to at least 85% of the fair market value of Brio common stock on the date of grant. The plan allows for payment of the exercise price with cash, check, promissory note, or other shares of Brio common stock, through a cashless exercise program with a broker, or with any other form of consideration permitted by the administrator. Options issued under the 2000 Plan generally vest over a four-year period and generally expire ten years from the date of grant.

      The 2000 Plan provides for automatic adjustment of shares remaining available for issuance under the plan, as well as adjustment of outstanding awards, in the event of any stock split, stock dividend or similar change in Brio’s capital structure. In the event the company were to be acquired by a third-party acquiror, the plan provides that outstanding options may be assumed by the acquiror so that they would convert into awards to purchase acquiror stock (adjusted to reflect the terms of the transaction). If the acquiror did not agree to assume outstanding awards, then the administrator could accelerate vesting of outstanding options in connection with the transaction and cause the options to terminate to the extent unexercised as of the transaction’s closing. Unless terminated earlier, the 2000 Plan will terminate in July 2010.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As part of the 1999 merger with SQRIBE Technologies Corp. (SQRIBE), Brio assumed all options outstanding under SQRIBE’s 1995 Stock Option Plan (“the SQRIBE Plan”), as amended and restated. No additional options will be granted under this plan. Accordingly, any options cancelled during the year are not returned to the plan. Stock options granted under this plan generally have vesting terms of four years and are exercisable for a period not to exceed ten years from the date of issuance.

      Option activity under all the Plans is as follows:

	Shares		Weighted
	Available for	Options	Average
	Grant	Outstanding	Exercise Price

Outstanding — March 31, 2000	2,230,144	5,098,984	$15.81
Authorized	10,600,000	—	—
Restricted shares repurchased	13,725	—	—
Options not available for grant — SQRIBE Plan	(217,745)	—	—
Options granted	(8,442,305)	8,442,305	7.55
Options exercised	—	(478,514)	4.42
Options canceled	2,409,357	(2,409,357)	16.11

Outstanding — March 31, 2001	6,593,176	10,653,418	$9.71
Authorized	1,000,000	—	—
Options expired	(982,944)	—	—
Options not available for grant — SQRIBE Plan	(160,189)	—	—
Options granted	(11,040,532)	11,040,532	2.80
Options exercised	—	(178,548)	2.07
Options canceled	10,233,519	(10,233,519)	7.70

Outstanding — March 31, 2002	5,643,030	11,281,883	$4.91
Authorized	1,000,000	—	—
Options expired	(64,412)	—	—
Options not available for grant — SQRIBE Plan	(332,324)	—	—
Options granted	(1,466,830)	1,466,830	1.40
Options exercised	—	(31,651)	1.24
Options canceled	3,570,605	(3,570,605)	9.29

Outstanding — March 31, 2003	8,350,069	9,146,457	$2.65

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of options outstanding and exercisable is as follows:

	As of March 31, 2003

	Options Outstanding			Options Exercisable

		Average	Weighted		Weighted
	Number of	Contractual	Average	Number	Average
Range of Exercise Prices	Options	Life (years)	Exercise Price	Exercisable	Exercise Price

$ 0.95 – $ 1.56	1,225,769	9.17	$1.29	58,519	$1.19
$ 1.57 – $ 2.64	6,366,430	4.39	$2.05	907,569	$2.00
$ 2.67 – $ 5.91	1,207,953	8.45	$3.36	323,306	$4.00
$ 6.05 – $13.56	251,382	6.52	$10.58	160,031	$10.73
$13.66 – $43.38	94,923	6.81	$30.02	65,953	$30.57

$ 0.95 – $43.38	9,146,457	5.65	$2.65	1,515,378	$4.56

      Brio’s 1998 Employee Stock Purchase Plan (the “Purchase Plan”) was adopted by Brio’s Board of Directors in February 1998. Through March 31, 2003, Brio has 3,520,578 shares of common stock reserved for issuance under the Purchase Plan. The shares reserved for issuance under the Purchase Plan increase annually on the first day of Brio’s fiscal year through April 1, 2003, by the lesser of 600,000 or two percent of the shares outstanding on the last day of the immediately preceding fiscal year. The Purchase Plan permits eligible employees to purchase common stock at 85% of the lower of the fair market value of Brio’s common stock on the first day or the last day of each six-month offering period. During fiscal 2003, 2002 and 2001, Brio issued 1,601,669, 887,228 shares and 580,771 shares, respectively, under the Purchase Plan. On November 1, 2002, Brio suspended the Purchase Plan due to insufficient shares available for issuance. The Purchase Plan resumed on May 1, 2003 upon the automatic annual increase in the number of shares available under the Purchase Plan.

      Brio’s 2001 Stock Bonus Plan (the “2001 Plan”) was adopted by the Board of Directors in November 2001. A total of 3,000,000 shares of common stock have been reserved for issuance under this plan. The 2001 Plan provides for the issuance of stock bonus and restricted stock purchase awards to employees, including executive officers but excluding members of the Board of Directors. The 2001 Plan is administered by Brio’s Board of Directors. The plan administrator determines the terms of awards granted under the plan, including the number of shares subject to an award, the purchase price, if any, with respect to award shares, the term purchase rights that will remain outstanding and any vesting, forfeiture or other restrictions that apply to awards. The 2001 Plan allows Brio to issue stock awards with an exercise price equal to any value determined appropriate by the administrator, including the grant of stock bonus awards to employees without requiring that the employee pay for the shares. To the extent that a participant is required to purchase stock, the plan allows for payment of the purchase price with any consideration allowed by the administrator, including cash, personal property, or past services rendered to Brio.

      The 2001 Plan provides for automatic adjustment of shares remaining available for issuance under the plan, as well as adjustment of outstanding awards, in the event of any stock split, stock dividend or similar change in Brio’s capital structure. In the event the Company was to be acquired by a third-party acquiror, the plan provides that outstanding unexercised stock purchase awards would terminate. Unless terminated earlier, the 2001 Plan will terminate in November 2004. As of March 31, 2003, 356,809 shares have been issued under this plan.

     Stock Compensation Charges (Benefit)

      In November 2001, Brio commenced an option exchange program under which eligible employees were given the opportunity to exchange approximately 7.5 million of their existing options to purchase Brio’s common stock for new options, with a new exercise price of $2.00 and the same vesting schedule as the

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

original options. The right to exchange terminated on December 5, 2001, and holders of approximately 6.9 million shares elected the option. In accordance with FASB Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)”, this option exchange program was deemed an option repricing and therefore, variable plan accounting is being applied. For each interim period, Brio will determine the change in fair value of the options that have not been exercised, cancelled or expired, and will record a charge based on the vesting schedule of the options. If there is a reduction in the market value of the options, Brio will record a reduction in the stock compensation charge, but not in excess of what had been recognized to date. For the fiscal year ended March 31, 2003, Brio recognized a stock compensation benefit of $3.2 million relating to the option exchange program. For the fiscal year ended March 31, 2002, Brio recognized a stock compensation charge of approximately $3.4 million relating to the option exchange program.

      In March 2003, Brio modified a stock option grant in connection with an employee termination that resulted in additional non-cash stock compensation expense of $68,000. In December 2001 and January 2002, Brio modified certain stock option grants in connection with employee terminations that resulted in additional non-cash stock compensation expense of $76,000.

     Stock Bonus Program

      To conserve cash until Brio could raise additional equity financing and to help achieve cash flow positive results of operations for fiscal 2002, Brio temporarily reduced the salaries of all North American and some international employees during November and December 2001. To balance the impact on employees of the salary reduction, and to motivate Brio employees to remain with Brio, Brio implemented a stock bonus program (the “Program”) in November 2001. Under the Program, if Brio achieved cash flow positive results of operations for the quarter ended December 31, 2001, employees who remained with Brio on various dates through July 2002, as set forth in the Program, would receive a fixed dollar bonus, payable at the discretion of the Brio Board of Directors in either cash or shares of common stock. For amounts payable under the Program paid in common stock, the number of shares issued was determined by the total value of the bonus divided by the market value of the stock on the applicable date of issuance. Brio achieved cash flow positive results of operations for the quarter ended December 31, 2001, and recorded an expense of $1.1 million for the bonus during fiscal 2002. The bonus was paid in three installments in January, April, and July 2002 by the issuance of 95,420, 68,424 and 128,133 shares of common stock, respectively. The total amount of bonuses issued as stock, net of income taxes, was $618,000.

      In addition, certain executives agreed to receive their guaranteed bonuses of an aggregate of $385,000 in stock rather than cash. The guaranteed bonuses were paid in January 2002 by the issuance of 65,327 shares of common stock.

     Fiscal 2003 Stock Option Exchange Program

      In November 2002, Brio announced a voluntary stock option exchange program under which eligible employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections needed to be made on or before December 16, 2002 and were to include all options granted to the eligible employee before August 2, 2000 as well as all options granted to the eligible employee after May 13, 2002. A total of 163 employees elected to participate in the exchange program. Those 163 employees tendered a total of 960,906 options to purchase Brio’s common stock in return for Brio’s promise to grant new options on the grant date of June 18, 2003 or thereafter. The exercise price of the new options will be equal to the fair market value of the Brio’s common stock on the date of grant. The exchange program was not made available to Brio’s executives, directors or consultants. On June 18, 2003, a total of 863,017 options were granted to 151 employees at an exercise price of $2.45.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Calculation of Net Loss Per Share

      Basic net loss per share is computed by dividing net loss (numerator) by the weighted-average number of shares of common stock outstanding (denominator) during the period. Diluted net loss per share gives effect to stock options considered to be potential common shares, if dilutive. Potential common shares consist of shares issuable upon the exercise of stock options computed using the treasury stock method.

      The following table presents the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	Years Ended March 31,

	2003	2002	2001

Basic and diluted net loss per share:
Net loss	$(16,555)	$(25,658)	$(9,650)
Determination of basic and diluted shares:
Weighted-average shares outstanding	37,345	30,118	28,335
Potential common shares — dilutive stock options	—	—	—

Basic and diluted average common shares outstanding	37,345	30,118	28,335
Basic and diluted net loss per share	$(0.44)	$(0.85)	$(0.34)

      In fiscal 2003, Brio excluded 128,000 weighted-average common share equivalents with a weighted-average share price of $1.18. In fiscal 2002, Brio excluded 1,569,000 weighted-average common share equivalents with a weighted-average share price of $2.17, and in fiscal 2001, Brio excluded 1,248,000 weighted-average common share equivalents with a weighted-average share price of $5.09 because their effect would have been anti-dilutive. Weighted-average common share equivalents do not include stock options with an exercise price that exceeded the average fair market value of Brio’s common stock for the period.

7.     Contingencies:

      On September 9, 1999, Brio and Business Objects executed a Memorandum of Understanding settling Business Objects’ pending patent litigation against Brio involving patent number 5,555,403 for $10.0 million, payable in $1.0 million payments over 10 consecutive quarters, with the first payment due September 30, 1999. Of the $10.0 million settlement, $9.1 million represents the net present value of the 10 quarterly payments and is included in non-recurring operating expenses for the year ended March 31, 2000. The remaining $900,000 represents interest that was recognized over the payment term using the effective interest rate method. As part of this settlement, Business Objects dismissed its pending lawsuit against Brio involving patent number 5,555,403 and Brio dismissed its pending lawsuit against Business Objects involving patent number 5,915,257. As of March 31, 2003, all amounts due under this settlement have been paid. As of March 31, 2002, approximately $1.0 million is included in the accompanying balance sheet in accrued liabilities representing the gross value of the then remaining quarterly payments.

      Indemnification and warranty provisions contained within Brio’s license and service agreements are generally consistent with those prevalent in its industry. The duration of Brio’s product warranties generally does not exceed 90 days following delivery of its products. Brio has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, Brio does not maintain accruals for potential customer indemnification or warranty-related obligations.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Restructuring Charges:

     Restructuring Charges

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Brio adopted SFAS No. 146 as of January 1, 2003.

      Brio’s Board of Directors had originally approved a restructuring plan to reduce operating expenses in June 2001. Severance and related benefit expenses and facility closure expenses for fiscal 2003 and 2002 consisted of restructuring charges related to severance costs associated with workforce reductions in various organizations across the Company and facilities consolidation expenses as follows (in thousands):

	Years Ended
	March 31,

	2003	2002

Severance and related benefit expenses	$1,964	$1,736
Facility closure expenses	14,526	361

Total restructuring charges	$16,490	$2,097

      The severance and related benefit expenses and facility closure accrued liabilities as of March 31, 2003 and 2002 are as follows (in thousands):

	Severance
	and Related	Facility	Asset
	Benefits	Closure	Abandonment	Total

Total charge in fiscal 2002	$1,736	$361	$—	$2,097
Amount utilized in fiscal 2002	(1,712)	(277)	—	(1,989)

Accrual balance at March 31, 2002	$24	$84	$—	$108

Total charge in fiscal 2003	1,964	11,012	3,514	16,490
Deferred rent write-down in fiscal 2003	—	519	—	519
Amount utilized in fiscal 2003	(1,357)	(420)	(3,514)	(5,291)

Accrual balance at March 31, 2003	$607	$11,111	$—	$11,718

      During the fiscal year ended March 31, 2003, Brio recorded approximately $2.0 million in severance and related benefit expenses. Brio reduced its headcount by 52 employees, of which 7 related to cost of services, 13 related to research and development, 26 related to sales and marketing and 6 related to the general and administrative area. Brio expects to save an estimated $6.8 million annually in salary and related benefits as a result of this reduction in headcount. All termination notices and benefits were communicated to the affected employees prior to the end of the applicable quarterly period. The majority of employees were terminated as of March 31, 2003, but in no event later than forty-five days following year-end, unless mandated by law. During the fiscal year ended March 31, 2003, Brio recorded approximately $14.5 million in facility closure expenses and the related write-off of abandoned furniture and fixtures and leasehold improvements. As of March 31, 2003, approximately $607,000 of the total restructuring liability is classified in other accrued liabilities related to the remaining severance and related benefits. As of March 31, 2003, approximately $2.1 million is classified

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in other accrued liabilities and approximately $9.0 million is classified in other long-term liabilities related to the facility closures. Brio expects to make payments related to these closures over the next seven years.

      The fiscal 2003 facility closure charge of $14.5 million includes $12.3 million of the expenses related to the abandonment of two floors, or approximately 56,400 square feet at Brio’s corporate headquarters in Santa Clara, California. These facility closure expenses were calculated in accordance with SFAS No. 146. Specifically, to determine the restructuring loss, certain assumptions were made related to the (1) time period over which the two floors will remain vacant, (2) sublease terms and sublease rates and the associated probabilities of occurrence and (3) estimated insurance and property taxes expected to be incurred over the remaining term of the lease. The loss accrual represents management’s best estimate, based on an independent appraisal from a real estate broker, taking into consideration time to sublease and actual sublease rates and the associated probabilities of occurrence. Of the $12.3 million, approximately $9.7 million related to the present value of the future cash flows for the two floors, offset by $519,000 related to the write-off of deferred rent associated with the two floors, and approximately $3.1 million related to the write-off of abandoned furniture and fixtures and leasehold improvements associated with the two floors.

      Brio will reassess this liability each quarter based on current market conditions. Revisions to the estimates of these liabilities could materially impact Brio’s operating results and financial position in future periods if anticipated events and key assumptions, such as the timing, amounts and probabilities of occurrence of sublease rental income, change from previous estimates.

      The remaining $2.2 million of the facility closure expenses during the fiscal year ended March 31, 2003 related to the abandonment of three facilities in the United States and the related write-off of abandoned furniture and fixtures and leasehold improvements associated with the three facilities. These facility closure expenses were calculated in accordance with EITF 94-3. The facilities closure expenses include payments required under the lease contracts, less applicable sublease income after the property was abandoned. To determine the restructuring loss, certain assumptions were made related to the (1) time period over which the buildings will remain vacant, (2) sublease terms, (3) sublease rates and (4) an estimate of brokerage fees. The loss accrual represents management’s best estimate, based on an independent appraisal from a real estate broker, taking into consideration time to sublease, actual sublease rates and other variables. Of the $2.2 million, approximately $1.8 million related to the loss for future rental payments based on the assumptions noted above and approximately $447,000 related to the write-off of abandoned furniture and fixtures and leasehold improvements associated with the three facilities. Brio has estimated that the high end of the accrual could be an additional $88,000 if no suitable tenant is found to sublease the remaining facility.

      During the fiscal year ended March 31, 2002, Brio recorded approximately $1.7 million in severance and related benefit expenses. Brio reduced its headcount by 124 employees, of which 38 related to cost of services, 27 related to research and development, 46 related to sales and marketing and 13 employees related to the general and administrative area. Brio expected to save an estimated $8.8 million annually in salary and related benefits as a result of this reduction in headcount. All termination notices and benefits were communicated to the affected employees prior to the end of quarterly period and all employees were terminated as of March 31, 2002. During the fiscal year ended March 31, 2002, Brio recorded approximately $361,000 in facility closure expenses.

     Loss on Disposal and Abandonment of Property and Equipment

      During the fiscal year ended March 31, 2003, Brio performed a physical count of its technology equipment and related components. As a result of the physical count, Brio recorded a write-off of $6.2 million in property and equipment, which had accumulated depreciation of $5.2 million and resulted in a loss on disposal of approximately $1.0 million.

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the fiscal year ended March 31, 2002, Brio recorded a write-off of $3.7 million related to the abandonment of property and equipment, specifically the write-off of costs associated with the implementation of Siebel’s sales force automation system. The abandonment and write-off was the result of significant changes implemented in the sales organization. In order to align the system with these changes, Brio had to modify and simplify its Siebel implementation, resulting in the abandonment of a significant portion of the system.

9.     Income Taxes:

      Brio accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences. The deferred tax assets and liabilities are determined using the current applicable enacted federal and state tax rates.

      Brio’s loss before provision for income taxes consists of losses generated by its domestic operations and losses generated by its foreign subsidiaries as follows (in thousands):

	Years Ended March 31,

	2003	2002	2001

Domestic	$(14,914)	$(20,367)	$(4,970)
Foreign	(1,019)	(5,140)	(4,580)

Total loss before provision for income taxes	$(15,933)	$(25,507)	$(9,550)

      The provision for income taxes consists of the following (in thousands):

	Years Ended March 31,

	2003	2002	2001

Current
State	$23	$101	$20
Federal	100	—	—
Foreign	52	50	80

Total current	175	151	100

Deferred
State	—	—	—
Federal	447	—	—

Total deferred	447	—	—

Total provision for income taxes	$622	$151	$100

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The difference between the statutory U.S. Federal income tax rate of 34% and Brio’s actual income taxes is due to the following (in thousands):

	Years Ended March 31,

	2003	2002	2001

Expected income tax (benefit)	$(5,417)	$(8,672)	$(3,247)
Expected state income taxes, net of federal tax (benefit)	(746)	(1,155)	(531)
Foreign taxes	5	50	80
State franchise taxes	33	101	20
Tax credits	(239)	(1,495)	(1,216)
Increase in valuation allowance	4,702	11,056	4,709
Non-deductible items	93	184	284
Intercompany debt conversion	1,750	—	—
Other	441	82	1

Provision for income taxes	$622	$151	$100

      Brio had a net deferred tax asset as follows (in thousands):

	As of March 31,

	2003	2002

Allowance for sales returns and doubtful accounts	$504	$681
Depreciation and amortization	(520)	(675)
Deferred revenue	460	216
Accrued expenses and other	8,893	2,990
Intangible assets	668	(217)
Federal and state credits	6,111	5,872
Capitalized research and development	803	1,398
Net operating losses	26,162	28,561

Total deferred tax asset	43,081	38,826
Valuation allowance	(43,081)	(38,379)

Net deferred tax asset	$—	$447

      As of March 31, 2003, Brio had a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates, on a periodic basis, the recoverability of Brio’s deferred tax assets and the need for a valuation allowance. When it is determined that it is more likely than not that the deferred tax assets will be realized, the valuation will be reduced. The valuation allowance for deferred tax assets as of March 31, 2003 and March 31, 2002 was $43.1 million and $38.4 million, respectively. The net change in the total valuation allowance for the year ended March 31, 2003 was an increase of $4.7 million. Approximately $5.6 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which will be credited directly to stockholders equity and will not be available to benefit the income tax provisions in any future period.

      As of March 31, 2003, Brio had approximately $50.9 million of Federal net operating loss carryforwards and approximately $45.7 million of State net operating loss carryforwards available to reduce future taxes, which will begin to expire in 2013 through 2023 for Federal tax purposes and 2003 through 2008 for State tax purposes if not utilized. California has suspended the use of any net operating loss deductions for the two-year period beginning with taxable years starting on or after January 1, 2002. Brio also has approximately

BRIO SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$24.8 million of Foreign net operating losses available to carryforward indefinitely. In addition, Brio has federal R&D tax credit carryforwards of approximately $4.1 million and State R&D tax credit carryforwards of approximately $1.8 million available to offset future taxable income. These R&D tax credit carryforwards will begin to expire in 2011 through 2023 for Federal tax purposes and carryforward indefinitely for State tax purposes. Brio also has a Federal alternative minimum tax credit carryforward of approximately $230,000. Alternative minimum tax credits do not expire under Federal statute. The Internal Revenue Code contains provisions which may limit the net operating loss and research and development tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership.

10.     Subsequent Events

      On June 23, 2003, Brio amended the covenants to the line of credit with Foothill, on a prospective basis, requiring it to maintain a minimum EBITDA of breakeven for the quarter ended June 30, 2003; $500,000 for the quarter ended September 30, 2003; $1,000,000 for the quarter ended December 31, 2003; and $1.5 million for each quarter thereafter. In addition, Brio must maintain a minimum excess availability under the line of credit plus cash equivalents of at least $6,000,000 at any time of which not less than $2,000,000 shall be comprised of cash equivalents. The amendment also allows Brio to permit its foreign subsidiaries to invest in foreign cash equivalents such as certificates of deposits. Brio expects to be in compliance with its covenants during fiscal 2004.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to			Balance at
	Beginning of	Costs and	Charged to		End of
Description	Period	Expenses	Revenue	Deductions	Period

Year ended March 31, 2003:
Allowance for returns and doubtful accounts	$2,006,000	$80,000	$100,000	$369,000	$1,817,000
Year ended March 31, 2002:
Allowance for returns and doubtful accounts	$2,814,000	$808,000	$50,000	$1,666,000	$2,006,000
Year ended March 31, 2001:
Allowance for returns and doubtful accounts	$2,848,000	$378,000	$600,000	$1,012,000	$2,814,000

BRIO SOFTWARE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	March 31,
	2003	2003(1)

	(In thousands)
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$15,519	$14,743
Short-term investments	14,097	13,876
Accounts receivable, net of allowance for doubtful accounts and sales returns of $1,687 and $1,817, respectively	14,780	18,466
Inventories	247	268
Prepaid expenses and other current assets	3,381	3,700

Total current assets	48,024	51,053
Property and Equipment, net	14,506	15,642
Other Noncurrent Assets	1,769	1,702

	$64,299	$68,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Note payable, current portion	$1,667	$1,667
Accounts payable	4,880	6,451
Accrued liabilities —
Payroll and related benefits	5,433	5,801
Capital leases, current	52	127
Other	7,054	7,109
Deferred revenue, current	32,786	33,670

Total current liabilities	51,872	54,825
Long-term Liabilities:
Deferred revenue	1,058	1,029
Note payable	833	1,250
Facility closure accrual	8,483	9,023
Deferred rent	821	778

Total liabilities	63,067	66,905

Stockholders’ Equity:
Common stock	38	38
Additional paid-in capital	104,240	102,438
Accumulated comprehensive loss	(687)	(701)
Accumulated deficit	(102,359)	(100,283)

Total stockholders’ equity	1,232	1,492

	$64,299	$68,397

(1)	This financial information is derived from Brio Software, Inc.’s audited consolidated financial statements.

See accompanying notes to the condensed consolidated financial statements.

BRIO SOFTWARE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 30,

	2003	2002

	(In thousands, except
	per share amounts)
	(Unaudited)
Revenues:
License fees	$8,567	$12,021
Services	16,247	14,114

Total revenues	24,814	26,135

Cost of revenues:
License fees	295	411
Services (includes $159 and $(386), respectively, in stock compensation charges (benefit))	4,958	4,355

Total cost of revenues	5,253	4,766

Gross profit	19,561	21,369

Operating expenses:
Research and development (includes $275 and $(543), respectively, in stock compensation charges (benefit))	5,289	5,117
Sales and marketing (includes $259 and $(758), respectively, in stock compensation charges (benefit))	11,982	11,971
General and administrative (includes $899 and $(1,505), respectively, in stock compensation charges (benefit))	3,871	1,346
Loss on disposal of property and equipment	35	964
Facility closure expenses	167	—
Severance and related benefit expenses	—	1,000

Total operating expenses	21,344	20,398

Income (loss) from operations	(1,783)	971
Interest and other income (expense), net	(166)	914

Income (loss) before provision for income taxes	(1,949)	1,885
Provision for income taxes	126	120

Net income (loss)	$(2,075)	$1,765

Basic net income (loss) per share	$(0.05)	$0.05

Shares used in computing basic net income (loss) per share	37,881	36,710

Diluted net income (loss) per share	$(0.05)	$0.05

Shares used in computing diluted net income (loss) per share	37,881	36,769

See accompanying notes to the condensed consolidated financial statements.

BRIO SOFTWARE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	June 30,

	2003	2002

	(In thousands)

	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(2,075)	$1,765
Adjustments to reconcile net loss to net cash provided by (used in) operating activities —
Depreciation and amortization	1,358	1,814
Amortization of intangible long-term assets	36	36
Provision for returns and doubtful accounts	100	—
Stock compensation charges (benefit)	1,592	(3,192)
Loss on disposal of property and equipment	35	964
Changes in operating assets and liabilities —
Accounts receivable	3,569	(434)
Inventories	21	(92)
Prepaid expenses, other current assets and other noncurrent assets	312	235
Accounts payable and accrued liabilities	(1,994)	(1,685)
Deferred revenue	(855)	(341)
Other noncurrent liabilities	(497)	103

Net cash provided by (used in) operating activities	1,602	(827)

Cash Flows from Investing Activities:
Purchases of short-term investments	(3,926)	(5,528)
Sales of short-term investments	3,700	3,000
Purchases of property and equipment	(186)	(694)

Net cash used in investing activities	(412)	(3,222)

Cash Flows from Financing Activities:
Repayments under note payable	(417)	(417)
Proceeds from issuance of common stock, net	114	1,215
Reduction of capital lease obligations	(75)	—

Net cash provided by (used in) financing activities	(378)	798

Net increase (decrease) in cash and cash equivalents	812	(3,251)
Effect of exchange rate changes	(36)	(744)
Cash and cash equivalents, beginning of period	14,743	16,226

Cash and cash equivalents, end of period	$15,519	$12,231

See accompanying notes to the condensed consolidated financial statements.

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     Summary of Significant Accounting Policies

Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared by Brio Software, Inc. (“Brio”) in accordance with generally accepted accounting principles for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, Brio believes that the disclosures are adequate to make the information not misleading. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in Brio’s annual report on Form 10-K for the fiscal year ended March 31, 2003.

      The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) that are, in the opinion of management, necessary to state fairly the results for the periods presented. The results for such periods are not necessarily indicative of the results to be expected for the full fiscal year.

      The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

      Brio derives revenues from two sources, perpetual license fees and services. Services include software maintenance and support, training and consulting and system implementation services. Maintenance and support consists of technical support and software upgrades and enhancements. Significant management judgments and estimates are made and used to determine the revenue recognized in any accounting period. Material differences may result in the amount and timing of Brio’s revenue for any period if different conditions were to prevail.

      Brio applies the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and related technical practice aids to all transactions involving the sale of software products.

      Brio recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable. In software arrangements that include rights to multiple elements, such as software products and services, Brio uses the residual method under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence (VSOE) of the fair value of such undelivered elements. VSOE of the undelivered elements is determined based on the price charged when such elements are sold separately. The residual amount of revenue is allocated to the delivered elements and recognized as revenue. Such undelivered elements in these arrangements typically consist of services.

      Brio uses a purchase order or a signed contract as persuasive evidence of an arrangement for sales of software, maintenance renewals and training. Sales through Brio’s value added resellers, private label partners, original equipment manufacturers, resellers, system integrators and distributors (collectively “resellers”) are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis. Brio uses a signed statement of work to evidence an arrangement for consulting and system implementation services.

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Software is delivered to customers electronically or on a CD-ROM. Brio assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Brio’s standard payment terms are generally less than 90 days. In instances where payments are subject to extended payment terms, revenue is deferred until payments become due, which is generally when the payment is received. Brio assesses collectibility based on a number of factors, including the customer’s past payment history and its current creditworthiness. If Brio determines that collection of a fee is not probable, Brio defers the revenue and recognizes it at the time collection becomes probable, which is generally upon receipt of cash payment. If an acceptance period is other than in accordance with standard user documentation, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

      When licenses are sold together with consulting and system implementation services, license fees are recognized upon shipment, provided that (1) the above criteria have been met, (2) payment of the license fees is not dependent upon the performance of the consulting and system implementation services, (3) the services are not essential to the functionality of the software, and (4) VSOE exists for the undelivered elements. For arrangements that do not meet the above criteria, both the product license revenues and services revenues are recognized in accordance with the provisions of SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” Brio accounts for the arrangements under the completed-contract method pursuant to SOP 81-1 as reliable estimates are typically not available for the costs and efforts necessary to complete the consulting and system implementation services.

      The majority of Brio’s consulting and system implementation services qualify for separate accounting. Brio uses VSOE of fair value for the services and maintenance to account for the arrangement using the residual method, regardless of any separate prices stated within the contract for each element. Brio’s consulting and system implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, Brio recognizes revenue using the completed-contract method, as reliable input or output measures generally do not exist. For time-and-materials contracts, Brio recognizes revenue as services are performed.

      Maintenance and support revenue is recognized ratably over the term of the maintenance contract, which is typically one year. Training revenue is recognized when the training is provided.

Comprehensive Income (Loss)

      A summary of comprehensive income (loss) follows (in thousands):

	Three Months Ended
	June 30,

	2003	2002

Net income (loss)	$(2,075)	$1,765
Unrealized loss on short-term investments, net of tax	(118)	(35)
Foreign currency translation adjustment	(569)	(424)

Comprehensive income (loss)	$(2,762)	$1,306

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term Investments

      A summary of Brio’s available-for-sale investment portfolio is as follows (in thousands):

	June 30, 2003

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate debt & equity securities and commercial paper	$10,437	$—	$(123)	$10,314
Government debt securities	11,041	19	—	11,060

Total	$21,478	$19	$(123)	21,374

Less: Cash equivalents				(7,277)

Total short-term investments				$14,097

	March 31, 2003

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate debt & equity securities and commercial paper	$9,802	$—	$(122)	$9,680
Government debt securities	9,629	10	—	9,639

Total	$19,431	$10	$(122)	19,319

Less: Cash equivalents				(5,443)

Total short-term investments				$13,876

Computation of Basic and Diluted Net Income (Loss) Per Share

      Basic net income (loss) per share is computed using the weighted-average number of shares of common stock outstanding. Diluted net income (loss) per share information is computed using the weighted average number of shares of common and potential common stock outstanding. For the three months ended June 30, 2003 and 2002, 8,073,317 and 10,592,747 potential common shares from conversion of stock options and contingently issuable shares, respectively, have been excluded from the calculation of net income (loss) per share, with a weighted-average exercise price of $2.15 and $1.88 per common share, respectively, as their effect would be antidilutive.

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	Three Months Ended
	June 30,

	2003	2002

Net income (loss)	$(2,075)	$1,765
Basic and diluted net income (loss) per share:
Shares used in computing basic net income (loss) per share	37,881	36,710
Dilutive effect of common share equivalents	—	59

Shares used in computing diluted net income (loss) per share	37,881	36,769
Basic net income (loss) per share	$(0.05)	$0.05
Diluted net income (loss) per share	$(0.05)	$0.05

Stock-Based Compensation

      Brio adopted the disclosure requirements of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” during the quarter ended March 31, 2003. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS No. 148 and SFAS No. 123, Brio continues to apply the accounting provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”

      At June 30, 2003, Brio has six stock-based employee compensation plans. The following table illustrates the effect on net income (loss) and net income (loss) per share if Brio had applied the fair value recognition provisions of SFAS No. 123. The following table presents pro forma information (in thousands, except per share amounts):

	Three Months Ended
	June 30,

	2003	2002

Net income (loss):
As reported	$(2,075)	$1,765
Add: Stock compensation charges included in reported net loss, net of tax	1,592	—
Deduct: Stock compensation benefit included in reported net income, net of tax	—	(3,192)
Deduct: Stock compensation charges determined under fair-value method for all awards	(3,346)	(3,064)

Pro forma	$(3,829)	$(4,491)

Basic net income (loss) per share:
As reported	$(0.05)	$0.05
Pro forma	$(0.10)	$(0.12)
Diluted net income (loss) per share
As reported	$(0.05)	$0.05
Pro forma	$(0.10)	$(0.12)

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain prior period financial statement balances have been reclassified to conform to the fiscal 2004 presentation.

Note 2.	Line of Credit

      In December 2001, Brio entered into an accounts receivable-based revolving bank line of credit with Wells Fargo Foothill (formerly Foothill Capital Corporation, “Foothill”). The line provides for up to $15.0 million in borrowings, with interest at the bank’s prime rate plus one percent, but in no event less than 7.0% (7.0% at June 30, 2003). Credit available under the line of credit will be reduced by the amount outstanding under a term loan in the amount of up to $5.0 million, with interest at the bank’s prime rate plus three percent, but in no event less than 7.0% (7.0% at June 30, 2003), and by any outstanding letters of credit. Borrowings under the bank line are limited to 80% of non-maintenance related, domestic eligible accounts receivable. The line of credit is collateralized by substantially all of Brio’s assets, including Brio’s intellectual property, accounts receivable and property and equipment to the extent required to secure the line.

      The line of credit with Foothill initially required Brio to (a) maintain minimum EBITDA of $750,000 for the quarter ended March 31, 2002; $1,700,000 for the quarter ended June 30, 2002; $2,000,000 for the quarter ended September 30, 2002; and $1,800,000 for each quarter thereafter; (b) minimum recurring domestic maintenance revenues of $6,750,000 for each quarter; (c) minimum excess availability under the credit line plus cash equivalents of at least $4,000,000 at any time; and (d) maximum capital expenditures of $750,000 per quarter.

      On February 27, 2002, Brio amended the initial line of credit with Foothill to change the definition of EBITDA to add back extraordinary non-cash losses of up to $500,000 occurring before June 30, 2002.

      On May 15, 2002, Brio amended the covenants, on a prospective basis, requiring Brio to maintain a maximum EBITDA loss of $800,000 for the quarter ended June 30, 2002; a minimum EBITDA of $800,000 for the quarter ended September 30, 2002; $1,200,000 for the quarter ended December 31, 2002; and $1,800,000 for each quarter thereafter. For the quarter ended December 31, 2002, the definition of EBITDA was amended to include a one-time add back of non-cash expense resulting from the write-down of Brio’s computers and related technology in an aggregate amount not to exceed $3,000,000.

      Additionally, on June 23, 2003, Brio amended the covenants, on a prospective basis, to require Brio to maintain a minimum EBITDA of breakeven for the quarter ended June 30, 2003; $500,000 for the quarter ended September 30, 2003; $1,000,000 for the quarter ended December 31, 2003; and $1.5 million for each quarter thereafter. In addition, Brio must maintain a minimum excess availability under the credit line plus cash equivalents of at least $6,000,000 at any time of which not less than $2,000,000 shall be comprised of cash equivalents. The amendment also allows Brio to permit its foreign subsidiaries to invest in foreign cash equivalents such as certificates of deposits. Brio was in compliance with these covenants as of June 30, 2003 and expects to be in compliance with its covenants during the remainder of fiscal 2004.

      As of June 30, 2003, $2.5 million was outstanding under the term loan, of which $1.7 million is classified as short-term and $833,000 is classified as long-term. The term loan amortizes over 36 months and requires monthly payments of $139,000 plus interest. The line of credit has prepayment penalties of up to three percent. The line of credit expires in December 2004. As of June 30, 2003, based on domestic eligible accounts receivable there was $2.2 million of additional borrowings available under the line of credit. As of June 30, 2003, no amounts other than the term loan are outstanding under the line of credit.

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Industry Segment and Geographic Information

      Brio’s reportable segments are based on geographic area. Brio’s chief operating decision-makers are the President and Chief Executive Officer and the Chief Financial Officer. These chief operating decision-makers use net operating income to measure each region’s profit or loss and to allocate resources. Each region has a Vice President or Managing Director who is directly accountable to and maintains regular contact with the chief operating decision-makers regarding the operating activities, financial results and budgeting for the region. Brio identified the regions as segments under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” based upon: 1) each region engaging in operating activities from which it generates revenue and expenses; 2) each region’s operating results being regularly reviewed by the chief operating decision-makers to make decisions about resources to be allocated to the regions and assess the regions’ performance; and 3) each region having discrete financial information available.

      Brio markets its products in the United States and Canada and in other foreign countries through its domestic sales personnel and its foreign subsidiaries. Reportable segments disclosures based on geographic area were as follows for the three months ended June 30, 2003 and 2002 (in thousands):

		Europe, the	Asia Pacific
	North	Middle East,	and rest of
	America	and Africa	the world	Eliminations	Total

2003

Revenues:
External customers	$18,356	$3,522	$2,937	$—	$24,815
Intersegment	2,200	—	336	(2,536)	—

Total revenues	20,556	3,522	3,273	(2,536)	24,815
Other Disclosures:
Depreciation and amortization	1,215	104	39	—	1,358
Interest income	67	2	6	—	75
Interest expense	78	—	9	—	87
Stock compensation charges	1,592	—	—	—	1,592
Facility closure expenses	167	—	—	—	167
Provision for income taxes	120	—	6	—	126
2002

Revenues:
External customers	$20,504	$3,352	$2,279	$—	$26,135
Intersegment	1,564	—	360	(1,924)	—

Total revenues	22,068	3,352	2,639	(1,924)	26,135
Other Disclosures:
Depreciation and amortization	1,658	117	39	—	1,814
Interest income	60	6	4	—	70
Interest expense	118	—	—	—	118
Stock compensation benefit	(3,192)	—	—	—	(3,192)
Severance and related benefit expenses	473	527	—	—	1,000
Provision for income taxes	110	—	10	—	120

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No one foreign country comprised more than 10% of total revenues for the three months ended June 30, 2003 or 2002. None of Brio’s international operations have material long-lived assets. As of June 30, 2003 and March 31, 2003, no customer accounted for more than 10% of total accounts receivable. For the three months ended June 30, 2003 and 2002, no customer accounted for more than 10% of total revenues.

Note 4.	Restructuring Charges and Facilities Closure Expenses

      In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Brio adopted SFAS No. 146 as of January 1, 2003.

      Brio’s Board of Directors had originally approved a restructuring plan to reduce operating expenses in June 2001. Severance and related benefit expenses and facility closure expenses for the three months ended June 30, 2003 and 2002 consisted of restructuring charges related to severance costs associated with workforce reductions in various organizations across the Company and facilities consolidation expenses as follows (in thousands):

	Three Months
	Ended
	June 30,

	2003	2002

Severance and related benefit expenses	$—	$1,000
Facility closure expenses	167	—

Total restructuring charges	$167	$1,000

      The severance and related benefit expenses and facility closure accrued liabilities as of June 30, 2003 and 2002 are as follows (in thousands):

	Severance and
	Related	Facility
	Benefits	Closure	Total

Accrual balance at March 31, 2003	$607	$11,111	$11,718
Total charge	—	167	167
Amount utilized	(303)	(2,795)	(3,098)

Accrual balance at June 30, 2003	$304	$8,483	$8,787

      During the three months ended June 30, 2003, Brio recorded facility closure expenses of $167,000 which represents accretion expense associated with the difference between the present value and fair value of the expected future cash flows related to the fiscal 2003 abandonment of two floors, or approximately 56,400 square feet, at our corporate headquarters in Santa Clara, California. These facility closure expenses were calculated in accordance with SFAS No. 146.

      Brio will reassess this liability each quarter based on current market conditions. Revisions to the estimates of these liabilities could materially impact Brio’s operating results and financial position in future periods if anticipated events and key assumptions, such as the timing, amounts and probabilities of occurrence of sublease rental income, change from previous estimates.

BRIO SOFTWARE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the three months ended June 30, 2002, Brio recorded approximately $1.0 million in costs associated with severance and related benefits associated with the workforce reductions in various organizations across the Company to consistently align Brio’s expenses with its revenues. Brio reduced its headcount by approximately 41 employees as of June 30, 2002. All termination notices and benefits were communicated to the affected employees prior the end of the quarter and all employees had been terminated as of June 30, 2002.

Note 5.	Stock Compensation Charges (Benefit)

      In November 2001, Brio commenced an option exchange program under which eligible employees were given the opportunity to exchange approximately 7.5 million of their existing options to purchase common stock of the Company for new options, with a new exercise price of $2.00 and the same vesting schedule as the original options. The right to exchange terminated on December 5, 2001, at which time 6.9 million shares had elected the option. This option exchange program is deemed an option repricing and therefore, variable plan accounting applies. For each interim period, Brio determines the change in fair value of the options that have not been exercised, cancelled or expired, and records a stock compensation expense based on the vesting schedule of the options. If there is a reduction in the market value of the options, Brio records a reduction in the stock compensation expense, but not in excess of what was recognized to date. For the three months ended June 30, 2003, Brio recognized a stock compensation charge of approximately $1.6 million relating to the option exchange program. For the three months ended June 30, 2002, Brio recognized a stock compensation benefit of approximately $3.2 million relating to the option exchange program.

Note 6.	Stock Option Exchange Program

      In November 2002, Brio announced a voluntary stock option exchange program under which eligible employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted at a future date. These elections needed to be made on or before December 16, 2002 and were to include all options granted to the eligible employee before August 2, 2000 as well as all options granted to the eligible employee after May 13, 2002. A total of 163 employees elected to participate in the exchange program. Those 163 employees tendered a total of 960,906 options to purchase Brio’s common stock in return for Brio’s promise to grant new options on the grant date of June  18, 2003 or thereafter. The exercise price of the new options was equal to the fair market value of the Brio’s common stock on the date of grant. The exchange program was not made available to Brio’s executives, directors or consultants. On June 18, 2003, a total of 863,017 options were granted to 151 employees at an exercise price of $2.45.

Note 7.	Subsequent Event

      On July 23, 2003, Brio entered into a definitive agreement (the “Agreement”) for Hyperion Solutions Corporation (“Hyperion”) to acquire Brio (the “Merger”). Under the terms of the Agreement, Brio stockholders will receive a combination of 0.109 shares of Hyperion common stock and $0.363 cash for each share of Brio common stock. Brio stockholders will own approximately 10.5% of the outstanding capital stock of the combined company. The Merger is expected to close in the fourth calendar quarter of 2003. The Merger is subject to regulatory review, approval by Brio’s stockholders and certain other customary conditions.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

Among

HYPERION SOLUTIONS CORPORATION,

T-BIRD ACQUISITION, INC.

and

BRIO SOFTWARE, INC.

Dated as of July 23, 2003

A-i

A-ii

A-iii

      AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of July 23, 2003 (this “Agreement”), among HYPERION SOLUTIONS CORPORATION, a Delaware corporation (“Parent”), T-BIRD ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and BRIO SOFTWARE, INC., a Delaware corporation (the “Company”).

      WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and, as part of the same overall transaction, the surviving entity of the Merger may merge with and into Parent or a limited liability company wholly-owned by Parent upon the terms and conditions set forth herein;

      WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (ii) has determined to recommend the approval and adoption of this Agreement by the stockholders of the Company;

      WHEREAS, the Board of Directors of Parent (the “Parent Board”) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent and its stockholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

      WHEREAS, Parent and certain stockholders of the Company (the “Stockholders”) have entered into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), providing, among other things, that the Stockholders will vote their shares of common stock, par value $0.001 per share (“Company Common Stock”), in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement; and

      WHEREAS, for federal income tax purposes, the Merger or the Integrated Merger (as defined below) is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

      SECTION 1.01     The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

      SECTION 1.02     Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”). Immediately prior to such filing of the Certificate of Merger, a closing (the “Closing”) shall be held at the offices of Shearman & Sterling LLP, 1080 Marsh Road, Menlo Park, California, 94025, or

such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

      SECTION 1.03     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

      SECTION 1.04     Certificate of Incorporation; By-laws. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Brio Software, Inc.”.

      (b) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

      SECTION 1.05     Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or approval.

      SECTION 1.06     The Upstream Merger. In the event that the Company is unable to obtain the opinion of its counsel or counsel to Parent in accordance with Section 7.03(d) of this Agreement that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code because the portion of the Merger Consideration that is payable in the form of Parent Common Stock is insufficient to satisfy the requirement of Section 368(a)(2)(E)(ii) based on the fair market value of the Parent Common Stock as of the Effective Time, then, as soon as practicable following the Effective Time, and pursuant to an integrated plan and as part of a single overall transaction with the Merger, Parent shall cause the Surviving Corporation to be merged either with and into Parent or a limited liability company wholly owned by Parent (the “Upstream Merger”; the Merger and the Upstream Merger, if it occurs, are collectively referred to herein as the “Integrated Merger”). As a result of the Upstream Merger, the separate corporate existence of the Surviving Corporation would cease, Parent or its wholly owned limited liability company, as the case may be, would continue in existence after the Upstream Merger, and references to the “Surviving Corporation” would be to the surviving legal entity of the Upstream Merger.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

      SECTION 2.01     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

      (a) each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.01(b) and any Dissenting

Shares (as defined below)) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive:

(i) 0.109 of a share of common stock, par value $0.001 per share (“Parent Common Stock”), of Parent (the “Per Share Stock Consideration”); and

(ii) cash in an amount equal to $0.363 (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Merger Consideration”), without interest;

payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

      (b) each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

      (c) each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

      SECTION 2.02     Exchange of Certificates. (a) Exchange Agent. Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01(a)(i) as of the Effective Time, (ii) cash in an amount sufficient to pay the aggregate Per Share Cash Consideration pursuant to Section 2.01(a)(ii), and (iii) cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e) and as required to pay dividends or other distributions on Parent Common Stock pursuant to Section 2.02(c) (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.

      (b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), that amount of cash (rounded down to the nearest whole cent) which such holder has the right to receive in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, the proper amount of cash to which such holder is entitled pursuant to Section 2.01(a)(ii), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and the cash to which such holder is entitled pursuant to Section 2.01(a), cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

      (c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws (as defined in Section 3.05(a)), following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. Parent will provide the Exchange Agent with the cash necessary to make the payments contemplated by this Section 2.02(c).

      (d) No Further Rights in Company Common Stock. The cash and all shares of Parent Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

      (e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(i)) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the per share closing prices on the Nasdaq National Market (“Nasdaq”) of shares of Parent Common Stock (as reported in The Wall Street Journal or, if not reported therein, any other authoritive source) during the five consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.02(b) and (c).

      (f) Adjustments to Merger Consideration. The Per Share Cash Consideration and the Per Share Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

      (g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock and cash to which they are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.02(c). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

      (h) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

      (i) Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

      (j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount and with such customary provisions as the Surviving Corporation may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash to which the holders thereof are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

      SECTION 2.03     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of Parent Common Stock and cash to which the holders thereof are entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

      SECTION 2.04     Company Stock Options. (a) All options (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Brio 2001 Stock Bonus Plan, the Brio 2000 Non-Executive Stock Option Plan, the Brio 1998 Stock Option Plan, the Brio 1998 Directors’ Stock Option Plan, the 1995 Stock Option Plan and the Brio 1992 Stock Option Plan, in each case as such may have been amended, supplemented or modified (collectively, the “Company Stock Option Plans”), shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Parent (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio (as defined below); and (B) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). Such Substitute Option shall otherwise be subject to the same terms and conditions as such Company Stock Option. The “Option Exchange Ratio” means the sum of (i) 0.109 and (ii) the quotient determined by dividing the Per Share Cash Consideration by the average of the per share closing prices on Nasdaq of shares of Parent Common Stock (as reported in The Wall Street Journal or, if not reported therein, any other authoritative source) during the five consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time.

      (b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions included in the applicable Company Stock Option Plan, and subject to the adjustments required by this Section 2.04 after giving effect to the Merger). Parent shall comply with the terms of all such Substitute Options and ensure, to the extent required by, and subject to the provisions of, the Company Stock Option Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.04. As soon as practicable after the Effective Time, and in any event within 15 days after the Effective Time, the shares of Parent Common Stock subject to Substitute Options will be registered for issuance under an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

      (c) On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all necessary action such that, with respect to each member of the Company Board and each employee of the Company that is subject to Section 16 of the Exchange Act, the acquisition by such person of Parent Common Stock or Substitute Options in the Merger and the disposition by any such person of Parent Common Stock or Company Stock Options pursuant to the transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

      SECTION 2.05     Restricted Stock. At the Effective Time, any shares of Company Common Stock outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other condition (after giving effect to any acceleration of vesting or lapsing of such restriction or condition triggered solely as a result of the Merger as set forth on Section 2.05 of the Company Disclosure Schedule) under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company (a “Company Restricted Stock Award”) shall be exchanged for shares of Parent Common Stock and cash pursuant to Section 2.01 that shall be unvested and subject to the same repurchase option, risk of forfeiture or other condition to which the applicable Company Restricted Stock Award is subject, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase options or other rights set forth in any such restricted stock purchase or other agreement.

      SECTION 2.06     Employee Stock Purchase Plan. Effective as of the Effective Time, the Company shall take all actions necessary to (a) shorten any Offering Period or Purchase Period then in progress (as such term is defined in the Brio 1998 Employee Stock Purchase Plan (the “Purchase Plan”)), (b) establish a New Purchase Date (as defined and contemplated in Section 19(b) of the Purchase Plan) for each such Offering Period, which shall be the trading date immediately preceding the Effective Time and (c) terminate the Purchase Plan immediately following the purchase of shares of Company Common Stock on the New Purchase Date.

      SECTION 2.07     Affiliates. Notwithstanding anything to the contrary herein, no Merger Consideration shall be delivered to a person who may be deemed an “affiliate” of the Company in accordance with Section 6.08 hereof for purposes of Rule 145 under the Securities Act until such person has executed and delivered to Parent an executed copy of the affiliate letter contemplated in Section 6.08 hereof.

      SECTION 2.08     Parent Rights Plan. Each person entitled to receive shares of Parent Common Stock pursuant to this Article II shall receive together with such shares of Parent Common Stock the number of Parent preferred share purchase rights (pursuant to the Rights Agreement dated as of June 15, 1998 between Parent and BankBoston, N.A. (the “Parent Rights Agreement”)) per share of Parent Common Stock equal to the number of Parent preferred share purchase rights associated with one share of Parent Common Stock at the Effective Time.

      SECTION 2.09     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of the Company Common Stock issued and outstanding immediately prior the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with the relevant provisions of Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration as provided in Section 2.01(a) and instead such holder of Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder would have been entitled but for the prior status of such shares as Dissenting Shares, without interest or dividends thereon, upon the surrender in the manner provided in Section 2.02 of the Certificate(s) which formerly represented such shares. The Company shall give Parent prompt written notice of any demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and, prior to the Effective Time, Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the Company Disclosure Schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent and the Merger Sub prior to the execution and delivery of this Agreement (which Company Disclosure Schedule shall specifically identify the specific Section or subsection, as applicable, to which each such exception relates):

      SECTION 3.01     Organization and Qualification; Subsidiaries. (a) Each of the Company and each subsidiary of the Company (each a “Subsidiary”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or any of the transactions contemplated this Agreement and the Voting Agreement (collectively, the “Transactions”) or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in Section 9.03(a)). The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

      (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

      SECTION 3.02     Certificate of Incorporation and By-laws. The Company has heretofore furnished to Parent a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

      SECTION 3.03     Capitalization. (a) The authorized capital stock of the Company consists of (i) 60,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of July 22, 2003, (i) 37,989,147 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Subsidiaries, and (iv) collectively, 9,682,834 shares of Company Common Stock were reserved for future issuance pursuant to outstanding Company Stock Options, Company Restricted Stock Awards and other purchase rights (the “Company Stock Awards”) granted pursuant to the Company Stock Option Plans and the Purchase Plan (together with the Company Stock Option Plans, the “Company Stock Plans”). As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03 or the Voting Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 3.03(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Award expires; and (viii) whether the exercisability of or right to repurchase such Company Stock Award will be accelerated in any way by the Transactions, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of all Company Stock Plans pursuant to which the Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person. Except as set forth in Section 3.03(a) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Awards as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each Subsidiary have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws (as defined below) and (ii) all requirements set forth in applicable Contracts (as defined below).

      (b) Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

      (c) The Company has not adopted and is not a party to any shareholder rights agreement, “poison pill,” or other similar agreement.

      SECTION 3.04     Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock, if and to the extent required by the Certificate of Incorporation of the Company and applicable law, and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company Board has approved this Agreement and the Transactions and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Merger or any of the Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

      SECTION 3.05     No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or any equivalent organizational documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

      (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmen-

tal, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the requirements of Law n. 8.884 of June 11, 1994, as amended, of Brazil and filing and recordation of the Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

      SECTION 3.06     Permits; Compliance. Each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except for any franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened except for any such suspension or cancellation that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect.

      SECTION 3.07     SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since March 31, 2000, and has heretofore delivered or made publicly available to Parent, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended March 31, 2001, 2002 and 2003, respectively, (ii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since March 31, 2000 and (iii) all other forms, reports and other registration statements filed by the Company with the SEC since March 31, 2000 (the forms, reports and other documents referred to in clauses (i), (ii) and (iii) above being, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have, a Company Material Adverse Effect).

      (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2003, including the notes thereto (the “March 2003 Balance Sheet”), neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since March 31, 2003, which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and which are not, individually or in the aggregate, material to the Company and the Subsidiaries taken as a whole.

      (d) The Company has heretofore furnished or made publicly available to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

      (e) The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since March 31, 2000 and all responses to such comment letters filed by or on behalf of the Company.

      (f) To the Company’s knowledge, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since March 31, 2000.

      (g) The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 3.07(g) of the Company Disclosure Schedule lists, and the Company has made available to Parent, complete and correct copies of, all formally written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

      (h) The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.07(h) of the Company Disclosure Schedule lists, and the Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

      (i) Since March 31, 2002, neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether made in writing or made orally to any director, executive officer, or inside legal counsel or, to the Company’s knowledge, outside legal counsel to the Company, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company. Since March 31, 2002, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

      (j) All accounts receivable of the Company and its Subsidiaries reflected on the March 2003 Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with SEC regulations and GAAP applied on a consistent basis and are not subject to valid defenses, setoffs or counterclaims. The Company’s reserve for contractual allowances and doubtful accounts is adequate and has been calculated in a manner consistent with past practices. Since the date of the March 2003 Balance Sheet, neither the Company nor any of its Subsidiaries has modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company or any of its Subsidiaries sell goods, fill orders or record sales.

      (k) All accounts payable of the Company and its Subsidiaries reflected on the March 2003 Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the March 2003 Balance Sheet, the Company and its Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

      (l) The Company satisfies all eligibility requirements for the use of Form S-2 for the registration of securities.

      SECTION 3.08     Absence of Certain Changes or Events. Since March 31, 2003, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Company SEC Report filed since March 31, 2003 and prior to the date of this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

      SECTION 3.09     Absence of Litigation. (a) There is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority. Neither the Company nor any Subsidiary nor any material property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that, except, with respect to Governmental Authorities outside the United States, as would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and as would not have a Company Material Adverse Effect.

      (b) To the knowledge of the Company, no employee of the Company or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company, any Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or, to the knowledge of the Company, any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

      SECTION 3.10     Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts in effect, whether legally enforceable or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary, (ii) each employee benefit plan for which the Company or any Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any Contracts or understandings between the Company or any Subsidiary and any employee of the Company or any Subsidiary including, without limitation, any Contracts or understandings relating in any way to a sale of the Company or any Subsidiary (collectively, the “Plans”). Each Plan is in writing and the Company has furnished to Parent a true and complete copy of each Plan and has delivered to Parent a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor, to the knowledge of the Company, any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) other than with respect to currently outstanding offers of employment set forth on Section 3.10(a) of the Company Disclosure Schedule or other ordinary course changes to the compensation of current Company employees, to enter into any Contract to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

      (b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or (iii) obligates the Company or any Subsidiary to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Subsidiary. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

      (c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and the Subsidiaries have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any material default or violation by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could reasonably be expected to give rise to any such Action.

      (d) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received or is in the process of receiving a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the

IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

      (e) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the Company nor any Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

      (f) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.

      (g) In addition to the foregoing, with respect to each Plan that is not subject to United States law (a “Non-U.S. Benefit Plan”):

(i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued;

(ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and

(iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. Each Non-U.S. Benefit Plan is now and always has been operated in full compliance with all applicable non-United States Laws.

      SECTION 3.11     Labor and Employment Matters. (a) There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary and any of their respective employees. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. Neither the Company nor, to the knowledge of the Company, any Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract. There are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary. There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary.

      (b) The Company and, to the knowledge of the Company, the Subsidiaries are in compliance in all material respects with respect to all current employees with all Laws applicable to each of them and relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and, to the knowledge of the Company, the Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or, to the knowledge of the Company, any Subsidiary. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or, to the knowledge of the Company, any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employs any person. All individuals who are performing or have performed consulting or other services for the Company or, to the knowledge of the Company, any Subsidiary, whether as consultants, independent contractors, agents or otherwise, are or were correctly classified by the Company as either “independent contractors” or “employees,” as the case may be, and, as of the Effective Time, will qualify for such classification under all applicable Laws; there is no pending or, to the Company’s knowledge, threatened Action against the Company or any Subsidiary by or on behalf of any such individuals or individuals, or by any Governmental Authority; and there is no labor union representing any such individuals or, to the Company’s knowledge, any organizational effort currently being made by or on behalf of any labor organization to organize any such individuals.

      (c) All directors, officers, management employees, and technical and professional employees of the Company and the Subsidiaries are under written obligation (in such form or forms as has been provided or made available to Parent) to the Company and the Subsidiaries to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company and the Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

      SECTION 3.12     Real Property; Title to Assets. (a) Section 3.12(a) of the Company Disclosure Schedule lists each parcel of real property currently or formerly owned by the Company or any Subsidiary. Each parcel of real property owned by the Company or any Subsidiary (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than (A) Liens for current taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that, individually or in the aggregate, would not have a Company Material Adverse Effect, and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

      (b) Section 3.12(b) of the Company Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company or any Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to Parent. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default (or event which, with notice or lapse of time, or both, would constitute such default) by the Company or any Subsidiary or, to the Company’s knowledge, by the other party to such lease or sublease, or person in the chain of title to such leased premises.

      (c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company or any Subsidiary for the purposes for which it is currently being used. To the Company’s knowledge, there are no material latent defects or material adverse physical conditions affecting the real property, or improvements thereon, owned or leased by the Company or any Subsidiary other than those that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

      (d) Each of the Company and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, to the knowledge of the Company, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

      SECTION 3.13     Intellectual Property. (a) Section 3.13(a) of the Company Disclosure Schedule accurately identifies all Company Registered IP (as defined in Section 9.03(a)) and all unregistered trademarks currently used by the Company or any Subsidiary, indicating for each item thereof the beneficial owner thereof and, if different, the record owner thereof, the applicable registration, issuance or other identifying number and the date of registration, issuance or filing, as applicable. In the case of any Company Registered IP in which a person other than the Company or any Subsidiary holds any right granted directly or indirectly by the Company or any Subsidiary or any ownership interest, including but not limited to a right to exploit any Company Registered IP that is in the form of a copyright registration, Section 3.13(a) of the Company Disclosure Schedule identifies such person and accurately describes the extent of such interest, other than non-exclusive licenses to customers entered into in the ordinary course of business.

      (b) Section 3.13(b) of the Company Disclosure Schedule accurately (i) identifies all Company Licensed IP (as defined in Section 9.03(a)) (A) that is incorporated in products of the Company or any Subsidiary provided to customers or provided to customers in connection with products or services of the Company or any Subsidiary; (B) is “resold” or sublicensed to customers by the Company or any Subsidiary; (C) that is used by the Company or any Subsidiary as a development tool, excluding Shrinkwrap Software (as defined in Section 9.03(a)), or (D) is material to the business of the Company or any Subsidiary and is not covered under (A), (B) or (C); (ii) identifies the license or other agreement or understanding pursuant to which such Company Licensed IP is being licensed to or used by the Company or any Subsidiary (each, a “License-In Agreement”); and (iii) sets forth a complete and accurate list of the amount of any remaining unused prepaid royalty and identifies those License-In Agreements under which royalty or license fees (excluding fees for maintenance and support) may become payable by the Company or such Subsidiary, as applicable, thereunder by reason of the passage of time, use or exploitation of the Intellectual Property (as defined in Section 9.03(a)) licensed thereunder. The rights licensed under each License-In Agreement shall be exercisable by the Surviving Corporation or a Subsidiary on and after the consummation of the Merger to the same extent and at the same cost as the Company or such Subsidiary, as applicable, prior to the consummation of the Merger and no party granting such rights has given formal written notice to the Company or, to the Company’s knowledge, threatened, that it intends to terminate such License-In Agreement prior to the expiration thereof in accordance with its terms or not extend or renew or allow the Company or any Subsidiary to extend or renew such License-In Agreement.

      (c) Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, (i) the Company or one of its Subsidiaries is the exclusive owner of the entire right, title and interest in and to each item of the Company Owned IP, including without limitation all Company Registered IP identified in Section 3.13(a) of the Company Disclosure Schedule, free and clear of any Liens, (ii) each item of Company Registered IP is subsisting, valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part, (iii) to the Company’s knowledge, (A) the Company has the right to enforce the Company Owned IP against third parties and (B) each item of the Company Licensed IP that is in the form of Registered Intellectual

Property is subsisting, valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part. Neither the Company nor any Subsidiary has done, or failed to do, any act or thing which may, after the Effective Time, prejudice the validity or enforceability of any Company Owned IP. To the Company’s knowledge, no Actions have been threatened against the Company or any Subsidiary seeking to restrict the Company’s or any Subsidiary’s use of the Company IP or impair the validity or enforceability of the Company IP. No Company Owned IP, and to the knowledge of the Company, no Company Licensed IP, is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property. Neither the Company nor any Subsidiary is obligated to make any payment to any person in connection with the manufacture, use, sale, importation, distribution, display, modification or other exploitation of any Company Owned IP or any of the products of the Company or any Subsidiary. The Company or a Subsidiary, as applicable, is free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Company Owned IP on an exclusive basis subject to any nonexclusive (w) end-user licenses granted to customers; (x) distribution rights granted to resellers, original equipment manufacturers, private label partners, system integrators or distributors in the ordinary course of business; (y) nondisclosure or confidentiality agreements pursuant to which any person has been granted access to Company Owned IP but not the right to exploit such Company Owned IP; or (z) partner agreements based on the Company’s standard form of partner agreement. To the knowledge of the Company, the Company or any Subsidiary, as applicable, is free to use, manufacture, sell, import, distribute, display modify or otherwise exploit the Company Licensed IP, including but not limited to all software development tools, library functions, compilers and other third party software that are required to operate or modify the software products of the Company or any Subsidiary, in the ordinary course of its business as presently conducted pursuant to and subject only to the terms of the License-In Agreements. No current or former employee, officer, director, stockholder, consultant or independent contractor of the Company or any Subsidiary has any valid right, claim or interest in or with respect to any Company IP which would impair or which could give rise to the impairment of the use, distribution, license or other exploitation of the Company IP by the Company or any Subsidiary.

      (d) Company Owned IP and Company Licensed IP set forth in Section 3.13(b) of the Company Disclosure Schedule includes all of the Intellectual Property used in the conduct of the business of the Company and the Subsidiaries as currently conducted and as currently expected by the Company to be conducted, including, without limitation, in respect of all products and services of the Company and the Subsidiaries.

      (e) The Company and each Subsidiary have taken reasonable measures and precautions necessary to protect, preserve and maintain the confidentiality and secrecy of all trade secrets and other confidential information material to the business of the Company and the Subsidiaries and otherwise to maintain and protect the value of all Company Owned IP. Neither the Company nor any Subsidiary has disclosed or delivered or permitted to be disclosed or delivered to any person, and no person (other than employees or consultants of the Company and its Subsidiaries which need such information in the course of their employment) has access to or has any rights with respect to, trade secrets and other confidential information material to the business of the Company or any Subsidiary, the source code or any portion or aspect of the source code material to the business of the Company or any Subsidiary, or any proprietary information or algorithm contained in any source code of any software material to the business of the Company or any Subsidiary that comprises Company Owned IP, other than instances where such trade secrets, confidential information and source code has been disclosed subject to an agreement with any person pursuant to which such person is required to maintain the confidentiality thereof. Without limiting the generality of the foregoing, the Company has, and since its initial incorporation has had, a policy of requiring each employee of the Company or any Subsidiary, and each independent contractor, who is involved in, or who contributes to, the creation or development of any of the products of the Company or any Subsidiary or Intellectual Property to execute and deliver an agreement, substantially similar to the forms of agreement delivered by the Company to Parent, assigning to the Company full right, title and interest in and to what they create or develop in the scope of their employment or assignment, as applicable. The Company complies, and during the time period referenced above has complied, with such policy. No event has occurred, and no circumstance or condition exists, that with or without notice or lapse of time will, or could reasonably be expected to, result in the disclosure or delivery to any person of source code, or any portion or aspect of source code that is Company Owned IP.

      (f) (i) The use of the Company Owned IP and the operation of the business of the Company and the Subsidiaries as currently conducted does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party and neither the Company nor any Subsidiary has received (A) any notice or claim either oral or written in the past three (3) years asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, or (B) any written notice or claim since the time of the Company’s initial public offering asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred that would be material to the business and operations of the Company or any Subsidiary. No Action is pending or, to the Company’s knowledge, threatened, nor is there any pending claim or demand, which challenges the ownership, legality, validity, enforceability, use, exploitation or modification by the Company or any Subsidiary of such Company Owned IP. No Company Owned IP and to the knowledge of the Company, no Company Licensed IP is subject to any outstanding order, judgment, decree, or stipulation restricting the use thereof by the Company or any Subsidiary or, in the case of any Intellectual Property licensed by the Company or any Subsidiary to others, restricting the sale, transfer, assignment or licensing thereof by the Company or such Subsidiary to any person.

      (ii) To the Company’s knowledge, the use by the Company or any Subsidiary of the Company Licensed IP does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party.

(iii) The Company has the right to grant the licenses it grants in the course of its business.

(iv) To the knowledge of the Company, the Company has the right to conduct its business as it is currently conducted.

      (g) No trademark included in the Company Registered IP is now involved in any opposition or cancellation proceeding and, to the knowledge of the Company, no trademark that is currently used by the Company has been involved in any opposition or cancellation proceeding. No patent or patent application included in the Company Registered IP is now involved in any interference, reissue or reexamination proceeding.

      (h) To the knowledge of the Company, no person is infringing or misappropriating any Company Owned IP in any material respect or making any otherwise unlawful use of any products of the Company or any Subsidiary in any material respect. Neither the Company nor any Subsidiary has initiated and is maintaining before a court or in an arbitration proceeding claims or causes of action against other persons for infringement by such persons of Company Owned IP (including claims for past infringement of Intellectual Property). Neither the Company nor any Subsidiary has, during the twelve (12) month period prior to the date hereof, threatened in a writing sent by the Company’s legal department or outside counsel to initiate such proceeding.

      (i) No Company Owned IP and, to the Company’s knowledge, no Company Licensed IP, incorporated into or used in conjunction with any product, system, program or software module that is or was used in or material to (or that relates to) the assets of the Company or any Subsidiary, including but not limited to the products of the Company and any Subsidiary, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data or otherwise adversely impact the operation of the Company Owned IP or Company Licensed IP or other software programs or operating systems without the consent of the user. The Company has obtained all approvals necessary for exporting the products of the Company and the Subsidiaries outside the United States and importing the Company’s software products into any country in which the Company’s software products are now sold or licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect.

      (j) None of the software products of the Company or any Subsidiary is, in whole or in part, subject to the provisions of any open source or other source code license agreement that (i) requires the distribution of source code in connection with the distribution of the licensed software in object code form; (ii) prohibits or limits the Company or any Subsidiary from charging a fee or receiving consideration in connection with sublicensing or distributing such licensed software (whether in source code or object code form); or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

      (k) The consummation of the Merger will not result in Parent being bound by any non-compete or other restrictions on the operations of any business of Parent or the granting by Parent of any rights or licenses to any Company IP to a third party (including, without limitation, a covenant not to sue).

      SECTION 3.14     Taxes. The Company and the Subsidiaries have filed all United States federal, state, local and, to the knowledge of the Company, non-United States Tax returns and reports required to be filed by them and have paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. Neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax that is still in effect. The accruals and reserves for Taxes reflected in the March 2003 Balance Sheet are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. Neither the Company nor any Subsidiary has made an election under Section 341(f) of the Code. There are no Tax liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due. Neither the Company nor any of the Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method, in either case which adjustment or change would have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years. To the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger or the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      SECTION 3.15     Environmental Matters. Except as described in Section 3.15 of the Company Disclosure Schedule or as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) neither the Company nor any Subsidiary has violated or is in violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company or any Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) neither the Company nor any Subsidiary is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (d) neither the Company nor any Subsidiary is actually, potentially or allegedly liable under any Environmental Law; (e) each of the Company and each Subsidiary has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); and (f) each of the Company and each Subsidiary has always been and is in compliance with its Environmental Permits.

      SECTION 3.16     Material Contracts. (a) Subsections (i) through (xx) of Section 3.16 of the Company Disclosure Schedule lists the following written or oral contracts, agreements, arrangements, notes, bonds, indentures, mortgages, guarantees, options, leases, licenses, sales and purchase orders, warranties, commitments and other instruments of any kind in effect (each a “Contract”) and each License-In Agreement to which the Company or any Subsidiary is a party (such Contracts and License-In Agreements as are required to be set forth in Section 3.16 of the Company Disclosure Schedule being the “Material Contracts”):

(i) each “material contract” (as such term is defined in Item 610(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) each Contract in effect on the date of the Agreement that has been discussed with the audit committee of the Company Board or with the auditors of the Company;

(iii) all Contracts of the Company or any Subsidiary, other than with a customer, pursuant to which the Company or any Subsidiary received (or was entitled to receive) or paid (or was obligated to pay) $200,000 or more over the term of such Contract or agreement (provided that such Contract was executed on or after January 1, 2002 and remains in effect as of the date of this Agreement);

(iv) each Significant Customer Contract (as defined below);

(v) each Significant Customer Contract in excess of $500,000 in effect on the date of this Agreement (A) under which the Company or any Subsidiary commits to any person after the date hereof to (1) develop software without charge or (2) incorporate any software into any of the Company’s products, (B) that amends or deletes the provisions limiting damages for which the Company would be liable contained in the form agreement provided by the Company to Parent (the “Form Agreement”) for such Contract type (other than to limit damages to (x) up to a four-times contract price multiple or (y) not more than $500,000); (C) that contains warranties substantially different from those contained the Form Agreement for such Contract type and jurisdiction (excluding mere extensions of the warranty period for a total warranty period of up to 180 days), (D) that is subject to customer acceptance or approval or otherwise provides for product returns, exchanges or forfeiture, service refunds or order or shipment cancellation (other than as contained in the Form Agreement for such Contract type), (E) that commits the Company to deliver a product or service of the Company in the future, (F) that is subject to any side letter or separate Contract that is not part of the Form Agreement for such Contract type or any amendment or addendum referenced in such Form Agreement, or (G) that contains payment terms of longer than 6 months;

(vi) each Contract that either individually or in the aggregate, if terminated or expired, would materially impair or prevent the Company’s ability to (A) develop, use, sell, distribute or manufacture any products or services provided to customers in the twelve (12) months ended March 31, 2003; (B) enter a line of business currently contemplated by the Company or any Subsidiary; (C) conduct internal operations in substantially the same manner and with substantially the same cost structure as conducted by the Company in the twelve (12) month period ended March 31, 2003;

(vii) each Contract that requires payment by or to the Company or any Subsidiary after March 31, 2003 of $500,000 or more;

(viii) each Contract that either individually or in the aggregate is material to any line of business of the Company or any Subsidiary that requires any consent or other action by any person for, or will be subject to default, termination, material repricing or other renegotiation, or cancellation because of, the Transactions;

(ix) each Contract relating to any legal entity in the nature of a partnership, limited liability company, or joint venture, in which the Company owns more than 25% of the voting rights, or a material strategic alliance;

(x) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any Subsidiary is a party that are involved in over $200,000 of business with the Company in the period since January 1, 2002;

(xi) all management Contracts in effect (excluding Contracts for employment), including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary or income or revenues related to any product of the Company or any Subsidiary to which the Company or any Subsidiary is a party;

(xii) all Contracts evidencing indebtedness incurred other than in the ordinary course of business (such as trade payables, capital leases and purchase money indebtedness);

(xiii) all Contracts, other than software licenses or consulting service agreements, with any Governmental Authority to which the Company or any Subsidiary is a party;

(xiv) all Contracts that limit, or purport to limit, the ability of the Company or any Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(xv) all Contracts providing for benefits under any Plan;

(xvi) all material Contracts that result in any person or entity holding a power of attorney from the Company or any Subsidiary that relates to the Company, any Subsidiary or their respective businesses;

(xvii) all Contracts for employment required to be listed in Section 3.10(a) of the Company Disclosure Schedule;

(xviii) each material Contract with any present director or executive officer of the Company or any of its Subsidiaries or any stockholder who owns or controls ten percent (10%) or more of the Shares, provided that any agreement that requires the payment of $60,000 per annum shall be deemed to be material;

(xix) each Significant Customer Contract in excess of $500,000 entered into since March 31, 2002 that requires the Company or any Subsidiary to grant “most favored customer” pricing to any other person; and

(xx) all other Contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and the Subsidiaries taken as a whole or the conduct of their respective businesses, or the absence of which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would, individually or in the aggregate, have a Company Material Adverse Effect.

      For purposes of this Section 3.16 and Section 3.21, “Significant Customer Contract” means, every Contract of the Company or any Subsidiary entered into after March 31, 2002 with a customer headquartered in the United States that contemplates that the Company or a Subsidiary may receive revenues of $100,000 or more for products or services and every Contract of the Company or any Subsidiary entered into after March 31, 2002 with a customer headquartered outside of the United States that contemplates that the Company or a Subsidiary may receive revenues of $250,000 or more for products or services.

      (b) Except as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Subsidiaries have not received any claim of default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Subsidiary under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

      (c) Neither the Company nor any Subsidiary is a party to or otherwise bound by:

(i) any fidelity or surety bond or completion bond except as required pursuant to Section 412 of ERISA;

(ii) other than the money back guarantees contained in license agreements to the Company’s end user customers (“End User Agreements”), any Contract pursuant to which the Company or any Subsidiary has agreed to provide liquidated damages in excess of $500,000 (for the Company) or £500,000 (for the Subsidiaries) individually for failure to meet performance or quality milestones;

(iii) other than End User Agreements or agreements with sales agents or distributors of the Company’s products, any Contract pursuant to which the Company or any Subsidiary has agreed to provide (A) indemnification other than routine worldwide indemnification to a third party in the ordinary course consistent with past practices (other than this Agreement) or (B) guaranty to a third party (other than this Agreement);

(iv) any Contract entered into since March 31, 2002 relating to the acquisition of assets, property or any interest in any business enterprise having a value in excess of $200,000 or disposition of assets, property or any interest in any business enterprise outside the ordinary course of the Company’s or any Subsidiary’s business;

(v) any material joint marketing or development Contract; or

(vi) any agreement pursuant to which the Company has granted or may grant in the future, to any party any source code which is Company Owned IP or Company Licensed IP, a license or option or other right to use or acquire source code other than source code licenses contained in each End User Agreement, or agreement with sales agents or distributors of the Company’s products, all forms of which have been provided to Parent.

      SECTION 3.17     Insurance. (a) Section 3.17(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Subsidiary is currently or has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past year, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Subsidiaries are engaged.

      (b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

      (c) At no time subsequent to March 31, 2002 has the Company or any Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.17(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

      SECTION 3.18     Board Approval; Vote Required. (a) The Company Board, by resolutions duly adopted by unanimous at a meeting duly called and held and at which all members were present and voted and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the

Merger and the other Transactions and declared their advisability, (iii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger and (iv) other than as set forth in Section 3.18(a) of the Company Disclosure Schedule, confirmed that the Company Stock Options will not accelerate as a result of the Merger.

      (b) The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the holders of a majority of the Shares in favor of the approval and adoption of this Agreement.

      SECTION 3.19     Information to Be Supplied. (a) The information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (b) Notwithstanding the foregoing provisions of this Section 3.19, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 4.13.

      SECTION 3.20     Customers and Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth a true and complete list of the Company’s top ten customers (based on the revenue from such customer during the twelve (12) month period ended March 31, 2003). No customer that accounted for more than two percent of the Company’s consolidated revenues during the twelve (12) month period ended March 31, 2003 and no material supplier of the Company and its Subsidiaries, (i) has cancelled or otherwise terminated any Contract with the Company or any Subsidiary prior to the expiration of the Contract term, (ii) has returned, or threatened to return, a substantial amount of any of the products, equipment, goods and services purchased from the Company or any Subsidiary, or (iii) to the Company’s knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or its Subsidiaries or to reduce substantially its purchase from or sale to the Company or any Subsidiary of any products, equipment, goods or services. Neither the Company nor any Subsidiary has (i) breached any agreement with or (ii) engaged in any fraudulent conduct with respect to, any such customer or supplier of the Company or a Subsidiary.

      SECTION 3.21     Product Warranties. Section 3.21 of the Company Disclosure Schedule sets forth a copy of the standard forms of written warranties and guaranties by the Company or any Subsidiary utilized with respect to its products or services. With respect to Significant Customer Contracts entered into since March 31, 2002 that contemplate an exchange of value in excess of $500,000, there have not been any material deviations from such warranties and guaranties that would obligate the Company or any Subsidiary to provide products or services in any form or manner not consistent with the relevant specifications for such products or services, and none of the Company’s nor any Subsidiary’s salespeople, employees, distributors or agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties without the approval of the Company’s finance or legal departments.

      SECTION 3.22     Certain Business Practices. None of the Company or, to the knowledge of the Company, any Subsidiary or, to the knowledge of the Company, any directors or officers, agents or employees of the Company or any Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

      SECTION 3.23     Affiliates. Except for the persons listed in Section 3.23 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act (“Company Affiliates”).

      SECTION 3.24     Interested Party Transactions. No director, officer or other affiliate of the Company has or has had, directly or indirectly, (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services; (iii) a beneficial interest in any Contract included in Section 3.13 or 3.16 of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Company or any Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.24. The Company and the Subsidiaries have not, since July 30, 2002, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit. There are no extensions of credit maintained by the Company or any of its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

      SECTION 3.25     Takeover Statutes. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar applicable Law (“Takeover Statutes”), will not apply to Parent or Merger Sub with respect to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other Transactions.

      SECTION 3.26     Representations Complete. The representations and warranties made by the Company in this Agreement, the statements made in any Schedules or certificates furnished by the Company pursuant to this Agreement, and the statements made by the Company in any documents mailed, delivered or furnished to the stockholders or the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, do not contain and will not contain, as of their respective dates and as of the Effective Time, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates or as of the Effective Time, to state any material fact necessary in order to make the statement contained herein or therein, in the light of the circumstances under which they were made, not misleading.

      SECTION 3.27     Opinion of Financial Advisor. The Company Board has received the opinion of Citigroup Global Markets Inc., dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (the “Company Fairness Opinion”), a true and complete copy of the written opinion of which will be delivered to Parent promptly after receipt thereof by the Company solely for informational purposes. The Company has been authorized by Citigroup Global Markets Inc. to permit, subject to the prior review and consent by Citigroup Global Markets Inc., the inclusion of the Company Fairness Opinion (or a reference thereto) in the Proxy Statement.

      SECTION 3.28     Brokers. No broker, finder or investment banker (other than Citigroup Global Markets Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Citigroup Global Markets Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth in the Parent Disclosure Schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution and delivery of this Agreement (which Parent Disclosure Schedule shall specifically identify the specific Section or subsection, as applicable, to which each such exception relates):

      SECTION 4.01     Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect (as defined in Section 9.03(a)). Each of Parent and Merger sub are duly qualified or licensed as a foreign corporation to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their respective obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

      SECTION 4.02     Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and the By-Laws of Parent and the Certificate of Incorporation and By-Laws of Merger Sub, each as amended to date. Such Certificates of Incorporation and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

      SECTION 4.03     Capitalization. (a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”), 300,000 shares of which have been designated Series A Junior Participating Preferred Stock. As of June 30, 2003, (i) 36,654,272 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable, (ii) 548,704 shares of Parent Common Stock were held in the treasury of Parent, (iii) no shares of Parent Common Stock were held by subsidiaries of Parent and (iv) 1,628,344 shares of Parent Common Stock were reserved for future issuance pursuant to stock options. As of the date of this Agreement, no shares of Parent Preferred Stock are issued and outstanding. Except as set forth in this Section 4.03 and except for stock options granted pursuant to the stock option plans of Parent (the “Parent Stock Option Plans”), rights granted to the holders of Parent’s 4 1/2% Convertible Subordinated Notes due 2005 to convert such notes into Parent Common Stock and rights to purchase Parent Common Stock pursuant to the Parent Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of Parent or Merger Sub to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of Merger Sub. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, Merger Sub or any other person.

      (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and all of which are owned by Parent. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and each such share is owned by Parent or Merger Sub free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s or Merger Sub’s voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect.

      (c) The shares of Parent Common Stock to be issued pursuant to the Merger (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Parent’s Certificate of Incorporation or By-Laws or any agreement to which the Parent is a party or is bound and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

      SECTION 4.04     Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

      SECTION 4.05     No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

      (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws and state takeover laws, the HSR Act, the requirements of Law n. 8.884 of June 11, 1994, as amended, in Brazil and filing and recordation of the Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing their obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

      SECTION 4.06     Compliance. Neither Parent nor Merger Sub is in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay either Parent or Merger Sub from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

      SECTION 4.07     SEC Filings; Financial Statements. (a) Parent has filed all forms, reports and documents required to be filed by it with the SEC since June 30, 2000 (collectively, the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q) and each fairly presents the consolidated financial position, results of operations and cash flows of Parent and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have, a Parent Material Adverse Effect).

      (c) Parent has heretofore furnished or made publicly available to the Company complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect.

      SECTION 4.08     Absence of Certain Changes or Events. Since June 30, 2002, except as set forth in Section 4.08 of the Parent Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Parent SEC Report filed since June 30, 2002 and prior to the date of this Agreement, (a) Parent has conducted its business only in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Parent Material Adverse Effect.

      SECTION 4.09     Absence of Litigation. Except as specifically disclosed in any Parent SEC Report filed prior to the date of this Agreement or as set forth in Section 4.09 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, before any Governmental Authority. Neither Parent nor Merger Sub nor any material property or asset of Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except, with respect to Governmental Authorities outside the United States, as would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement and as would not have a Parent Adverse Effect.

      SECTION 4.10     No Vote Required. No vote of the stockholders of Parent is required by Law, Parent’s Certificate of Incorporation or Bylaws or otherwise in order for Parent and Merger Sub to consummate the Transactions.

      SECTION 4.11     Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

      SECTION 4.12     Tax Matters. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger or the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Integrated Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      SECTION 4.13     Information to be Supplied. (a) (a) The information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (b) Notwithstanding the foregoing provisions of this Section 4.13, no representation or warranty is made by the Parent or Merger Sub with respect to statements made or incorporated by reference in the Registration Statement or the Proxy Statement based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 3.19.

      SECTION 4.14     Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

      SECTION 5.01     Conduct of Business by the Company Pending the Merger. The Company agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing:

(i) the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use all commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, licensees and other persons with which the Company or any Subsidiary has significant business relations.

      By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, neither the Company nor any Subsidiary shall, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

(a) except as set forth on Section 5.01(a) or the Company Disclosure Schedule, amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary, except (A) for the issuance of Shares pursuant to employee stock options outstanding on the date hereof and pursuant to the Purchase Plan, (B) accrual of 600,000 rights to purchase Company Common Stock pursuant to the Purchase Plan and (C) for the issuance, to new employees consistent with past practice, or to existing employees promoted to fill vacancies consistent with past practice, of options to purchase up to 1,000,000 Shares pursuant to the Company Stock Option Plans or (ii) any material assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other Subsidiary;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than the repurchase of Shares subject to a Company Restricted Stock Award;

(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (iii) enter into any Contract other than in the ordinary course of business and consistent with past practice; (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $500,000 for the Company and the Subsidiaries taken as a whole; or (v) enter into or amend any Contract with respect to any matter set forth in this Section 5.01(e);

(f) (i) hire more than 10 additional employees, except that the Company may fill current vacancies or vacancies arising after the date of this Agreement due to the termination of any employee’s employment, or (ii) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, or (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary, or (iv) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

(g) (i) exercise its discretion with respect to or otherwise voluntarily accelerate the vesting of any Company Stock Award as a result of the Merger, any other change of control of the Company (as defined in the Company Stock Plans) or otherwise; or (ii) except for the proposed increase in the number of authorized shares contemplated by the proxy statement filed by the Company with the SEC on July 23, 2003, exercise its discretion with respect to or otherwise amend, modify or supplement the Purchase Plan;

(h) (i) except as permitted by clause (e) above, purchase, acquire, lease or license any material assets in any single transaction or series of related transactions having a fair market value in excess of $750,000 in the aggregate, or sell, transfer or otherwise dispose of any material assets other than sales of its products and other non-exclusive licenses of software in the ordinary course of business consistent with past practices; (ii) sell, transfer or otherwise dispose of any Intellectual Property other than sales of its products and other non-exclusive licenses that are in the ordinary course of business and consistent with past practices; or (iii) grant “most favored nation” pricing to any person;

(i) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice or as required by GAAP, with respect to accounting policies or procedures;

(j) make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability, provided that Parent will not unreasonably withhold its consent to the foregoing;

(k) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the March 2003 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;

(l) amend or, modify in any material respect or consent to the termination of any Material Contract other than in the ordinary course of business;

(m) enter into any material distribution agreement;

(n) terminate any material software development project that is currently ongoing except pursuant to the terms of existing Contracts with customers;

(o) modify its standard warranty terms for its products or services or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to the Company or any Subsidiary;

(p) enter into any exclusive license, distribution, marketing or sales agreement;

(q) enter into any commitment to any person to (i) develop software without charge or (ii) incorporate any material software into any of the products of the Company or any Subsidiary;

(r) permit any item of Company Owned IP to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned IP;

(s) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(t) commence or settle any Action;

(u) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing; or

(v) directly or indirectly, take any action to cause the Company’s representations and warranties set forth in Article III to be untrue in any material respect.

ARTICLE VI

ADDITIONAL AGREEMENTS

      SECTION 6.01     Registration Statement; Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall prepare and file with the SEC the proxy statement to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement (the “Proxy Statement”) and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4

(together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Parent and the Company each shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. The Company shall furnish all information concerning the Company as Parent may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders.

      (b) Except as provided in Section 6.04(c), the Company covenants that none of the Company Board or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Merger or any other Transaction (the “Company Recommendation”) and the Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of adoption of this Agreement and approval of the Merger.

      (c) No amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed). Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.01 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

      SECTION 6.02     Company Stockholders’ Meeting. The Company shall call and hold the Company Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective for the purpose of voting on the adoption of this Agreement and the approval of the Merger. The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders, except in the event and to the extent that the Company Board, in accordance with Section 6.04(c), withdraws or modifies its recommendation to the stockholders of the Company in favor of the adoption of this Agreement and approval of the Merger.

      SECTION 6.03     Access to Information; Confidentiality. (a) From the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall (and shall cause its Subsidiaries to), upon reasonable notice: (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as Parent or its Representatives may reasonably request. The manner in which such access is provided shall be subject to the Company’s standard security measures with respect to non-employee visitors.

      (b) All information obtained by Parent pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated May 29, 2003 (the “Confidentiality Agreement”), between Parent and the Company.

      (c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

      (d) The Company hereby waives the provisions of Section 15 of the Confidentiality Agreement as and to the extent necessary to permit the consummation of each Transaction.

      (e) Notwithstanding anything in this agreement or any other written or oral understanding or agreement to the contrary, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

      SECTION 6.04     No Solicitation of Transactions. (a) The Company agrees that neither it nor any Subsidiary nor any of the directors, officers or employees of it or any Subsidiary will, and that it will cause its and its Subsidiaries’ agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Subsidiary) not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes any Competing Transaction (as defined below), or (ii) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, except as to the existence of these provisions, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company or any Subsidiary, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any Subsidiary, to take any such action. The Company shall notify Parent as promptly as practicable (and in any event within one (1) business day), orally and in writing, if any proposal or offer, or request for information from any person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or request (including material amendments or proposed material amendments). The Company shall provide Parent with twenty-four (24) hours prior notice (or any such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Competing Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party and the Company also agrees to promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such person by or on behalf of the Company or any Subsidiary and, if requested by Parent, to enforce such person’s obligation to do so.

      (b) Notwithstanding anything to the contrary in Section 6.04(a), the Company Board may prior to the Effective Date furnish information (of the same type and scope that the Company provided to Parent prior to or following the date of this Agreement) to, enter into a confidentiality agreement with or enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, if the Company Board has (i) determined, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation), that such proposal or offer constitutes a Superior Proposal (as defined below), (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that such action is required to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least 24 hours prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement).

      (c) Except as set forth in this Section 6.04(c), the Company Board shall not withdraw or make a change in the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment prior to the Effective Time and after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that it is required to make a Change in the Company Recommendation to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, the Company Board may recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, and (ii) if Parent does not, within three (3) business days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Company Board may make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary obligations to the Company and its stockholders under applicable Law or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Company Board in violation of this Section 6.04(c). Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall not submit to the vote of its stockholders any Competing Transaction, or propose to do so, prior to the Company Stockholders’ Meeting.

      (d) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company or of any Subsidiary; (iii) any sale, exchange, transfer or other acquisition or disposition of 15% or more of any class of equity securities of the Company or of any Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or of any Subsidiary; (v) any solicitation in opposition to adoption of this Agreement by the Company’s stockholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

      (e) A “Superior Proposal” means an unsolicited written bona fide offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of beneficial ownership of 100% of the voting power of the then outstanding shares of stock of the Company, on terms

(including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment (after consultation with independent legal counsel and a financial advisor of internationally recognized reputation), to be more favorable to the Company stockholders than the Merger and for which financing, to the extent required, is then committed.

      SECTION 6.05     Employee Benefits Matters. Employees of the Company or any Subsidiary shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its subsidiaries in the calendar year in which the Effective Time occurs.

      SECTION 6.06     Directors’ and Officers’ Indemnification and Insurance. (a) The Certificate of Incorporation and the By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article XIII of the Certificate of Incorporation and Article VI of the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

      (b) The Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage as provided to directors and officers of Parent) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(b) more than an amount per year equal to 175% of current annual premiums paid by the Company for such insurance (which annual premiums the Company represents and warrants to be $892,675.63 in the aggregate).

      (c) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.06.

      (d) The Surviving Corporation and Parent shall honor and fulfill in all respects the obligations of the Company pursuant to the indemnification agreements with the Company’s directors and officers existing at or before the Effective Time listed in the Company Disclosure Schedule.

      (e) This Section shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and each indemnified party, shall be binding, jointly and severally, on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the indemnified parties.

      SECTION 6.07     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time such that the conditions set forth in Section 7.2(a) (in the case of the Company) or Section 7.3(a) (in the case of Parent or Merger Sub) would not or may not be satisfied and (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder at or prior to the Effective Time such that the conditions set forth in Section 7.2(b) (in the case of the Company) or Section 7.3(b) (in the case of Parent or Merger Sub) would not or may not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      SECTION 6.08     Company Affiliates. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective time, an affiliate letter in the form attached hereto as Exhibit 6.08, executed by each of the Company Affiliates and any person who shall, to the knowledge of the Company, have become a Company Affiliate subsequent to the date of this Agreement. Parent shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale of shares of Parent Common Stock pursuant to Rule 145 under the Securities Act.

      SECTION 6.09     Takeover Statutes. If any Takeover Statute or any similar Law in any State of the United States (including under the DGCL or any other Law of the State of Delaware) is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise take such lawful actions to eliminate or minimize the effects of such Law on such transactions.

      SECTION 6.10     Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger; provided that neither Merger Sub nor Parent will be required by this Section 6.10 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

      SECTION 6.11     Plan of Reorganization. (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, and thereafter as relevant, each party hereto shall use its reasonable best efforts to cause the Merger or the Integrated Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Integrated Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code.

      (b) As of the date hereof, the Company does not know of any reason (i) why would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(g) and Section 7.03(d), or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(g) and Section 7.03(d). The Company will deliver such certificate to counsel to the Company and Parent, effective as of the date of such opinions.

      (c) As of the date hereof, Parent does not know of any reason (i) why either Parent or Merger Sub would not be able to deliver to counsel to the Company and Parent, at the date of the legal opinions referred to below, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(g) and Section 7.03(d), or (ii) why counsel to the Company and Parent would not be able to deliver the opinions required by Section 7.02(g) and Section 7.03(d). Parent will deliver such certificate to counsel to the Company and Parent effective as of the date of such opinions.

      (d) Parent and the Company agree to report the Merger or the Integrated Merger, as the case may be, for federal and applicable state income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

      SECTION 6.12     Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Merger Sub shall not engage in any business that is not in connection with the Merger pursuant to this Agreement.

      SECTION 6.13     Consents of Accountants. Parent and the Company will each use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

      SECTION 6.14     Nasdaq Quotation. Parent shall promptly prepare and submit to Nasdaq a listing application covering the shares of Parent Common Stock to be issued in the Merger and pursuant to Substitute Options, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the quotation of such shares of Parent Common Stock, subject to official notice of issuance to Nasdaq.

      SECTION 6.15     Subsequent Financial Statements. The Company shall, if practicable, consult with Parent prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that Parent shall have no liability by reason of such consultation.

      SECTION 6.16     Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the Nasdaq, each of Parent and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions.

      SECTION 6.17     Board of Directors. After the Effective Time, Parent shall select one of the following three members of the Company Board, Yorgen Edholm, John Mutch and Edward Saliba, to become a member of the Board of Directors of Parent after the Effective Time, assuming that such person is able and willing to serve of the Board of Directors of Parent.

      SECTION 6.18     Company Stock Transfer Agreement. The Company hereby acknowledges the restrictions on transfer of the Shares (as defined in the Voting Agreement) contained in Sections 3.01 and 3.06 of the Voting Agreement. The Company agrees not to register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares, unless the transfer is made pursuant to and in compliance with the Voting Agreement. The Company further agrees to instruct its transfer agent not to transfer any certificate or uncertificated interest representing any Shares, until (i) the transfer agent has received Parent’s consent to such a transfer, or (ii) the Voting Agreement has been terminated pursuant to Article IV thereof.

ARTICLE VII

CONDITIONS TO THE MERGER

      SECTION 7.01     Conditions to the Obligations of Each Party. The obligations of each party to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated by the SEC.

(b) Company Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation and By-Laws.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other material non-U.S., federal or state antitrust, competition or fair trade Law shall have expired or been terminated.

(e) Nasdaq Quotation. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for quotation on the Nasdaq Stock Market, subject to official notice of issuance.

      SECTION 7.02     Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except (i) where the representations of the Company contained in Section 3.03(a) are not true and correct to less than a significant extent and (ii) where the failure of such other representations of the Company to be so true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the chief executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Employees. No fewer than 75 percent of the persons listed on Section 7.02(e) of the Company Disclosure Schedule shall continue to be employed by, and shall not have given notice of their intention to terminate their employment with, the Company or its Subsidiaries.

(f) Resignation. All members of the Company Board and the boards of directors of the Subsidiaries shall have executed written resignations effective as of the Effective Time.

(g) Tax Opinion. Parent shall have received the opinion of Shearman & Sterling LLP, counsel to Parent, based upon representations of Parent, Merger Sub and the Company, and normal assumptions, to the effect that, for federal income tax purposes, the Merger or the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect, provided, however, that if such counsel is unable or unwilling to deliver such opinion this condition shall be satisfied by delivery to the Company of a similar opinion of Venture Law Group, A Professional Corporation. The issuance of such opinion shall be conditioned on receipt by Shearman & Sterling LLP of representation letters from each of Parent and the Company as contemplated in Section 6.11 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

      SECTION 7.03     Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein) as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except where the failure of such representations to be so true and correct (without giving effect to any limitation as to materiality or Parent Material Adverse Effect set forth therein) would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the chief executive officer, chief financial officer or the chief operating officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d) Tax Opinion. The Company shall have received the opinion of Venture Law Group, a Professional Corporation, counsel to the Company, based upon representations of Parent, Merger Sub and the Company, and normal assumptions, to the effect that, for federal income tax purposes, the Merger or the Integrated Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of section 368(b) of the code, which opinion shall not have been withdrawn or modified in any material respect; provided, however, that if such counsel is unable or unwilling to deliver such opinion this condition shall be satisfied by delivery to the Company of a similar opinion of Shearman & Sterling LLP. The issuance of such opinion shall be conditioned on receipt by Venture Law Group, a Professional Corporation, of representation letters from each of Parent and the Company as contemplated in Section 6.11 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

      SECTION 8.01     Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company:

(a) by mutual written consent of Parent and the Company duly authorized by the Boards of Directors of Parent and the Company; or

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before February 28, 2004; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

(d) by Parent if a Company Triggering Event (as defined below) shall have occurred; or

(e) by either Parent or the Company if this Agreement shall fail to receive the requisite vote for approval at the Company Stockholders’ Meeting; or

(f) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) and Section 7.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 8.01(f) for so long as the Company continues to exercise its best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Parent to the Company; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied (“Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 8.01(g) for so long as Parent and Merger Sub continue to exercise their best efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by the Company to Parent.

For purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board shall have effected a Change in Company Recommendation; (ii) the Company shall have failed to include in the Proxy Statement the Company Recommendation, (iii) the Company Board shall have recommended to the stockholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, Contract or commitment accepting any Competing Transaction; (iv) the Company shall have intentionally breached its obligations under Section 6.04; or (v) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

      SECTION 8.02     Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of any party hereto, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any party from liability for any breach hereof prior to such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

      SECTION 8.03     Fees and Expenses. (a) Except as set forth in this Section 8.03, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated, except that the Company and Parent shall each pay one-half of all Expenses relating to (i) printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with such documents and (ii) the filing fee for the Notification and Report Forms filed under HSR Act. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

      (b) The Company agrees that:

(i) if Parent shall terminate this Agreement pursuant to Section 8.01(d); or

(ii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(e), and (B) prior to the time of such termination a Competing Transaction shall have been publicly announced with respect to the Company, and (C) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination;

(iii) if (A) Parent or the Company shall terminate this Agreement pursuant to Section 8.01(b) and (B) prior to the time of such termination a Competing Transaction shall have been publicly announced with respect to the Company, and (C) the Company enters into an agreement providing for or consummates a Third Party Acquisition within 12 months after the date of such termination;

then the Company shall pay to Parent promptly (but in any event no later than two business days after the first of such events shall have occurred) a fee of $5,500,000 (the “Fee”), which amount shall be payable in immediately available funds.

      (c) The Company agrees that if Parent shall terminate this Agreement pursuant to Section 8.01(f) and neither Parent nor Merger Sub is in material breach of its material covenants and agreements contained in this Agreement or its material representations and warranties contained in this Agreement, then the Company shall, whether or not any payment is made pursuant to Section 8.03(b), reimburse Parent (not later than one business day after submission of statements therefore) for all of its Expenses (up to a maximum of $2 million). Parent agrees that if the Company shall terminate this Agreement pursuant to Section 8.01(g) and the Company is not in material breach of its material covenants and agreements contained in this Agreement or its material representations and warranties contained in this Agreement, then Parent shall reimburse the Company (not later than one business day after submission of statements therefore) for all of its Expenses (up to a maximum of $2 million).

      (d) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term “Expenses” shall be deemed to include the reasonable costs and expenses actually incurred or accrued by Parent (including, without limitation, the reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank’s prime rate plus 3%. Payment of the fees and expenses described in this Section 8.03 shall not be in lieu of any damages incurred in the event of willful or intentional breach of this Agreement.

      (e) “Third Party Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or of any direct or indirect parent thereof; (ii) a sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company immediately prior to such sale or other disposition; or (iii) an acquisition by any person or group (including by way of a tender offer or an exchange offer or an issuance of capital stock by the Company), directly or indirectly, of beneficial ownership of fifty percent (50%) or more of the voting power of the then outstanding shares of capital stock of the Company.

      SECTION 8.04     Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

      SECTION 8.05     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

      SECTION 9.01     Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the covenants and agreements set forth in Article II and Sections 6.06 and 6.11 and this Article IX shall survive the Effective Time and Sections 6.03(b) and 8.02 and this Article IX shall survive any such termination.

      SECTION 9.02     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

      if to Parent or Merger Sub:

                    Hyperion Solutions Corporation

                    1344 Crossman Avenue
                    Sunnyvale, CA 94089
                    Facsimile No. (408) 220-8290
                    Attention: Russ Wayman
                    Email: russ wayman@hyperion.com

      with a copy to:

                    Shearman & Sterling LLP

                    1080 Marsh Road
                    Menlo Park, California 94025
                    Facsimile No: (650) 838-3699
                    Attention: Michael J. Coleman
                    Email: mcoleman@shearman.com

      if to the Company:

                    Brio Software, Inc.

                    4980 Great America Parkway
                    Santa Clara, CA 95054
                    Facsimile No. (408) 496-7680
                    Attention: Craig Collins
                    Email: craig.collins@brio.com

      with a copy to:

                    Venture Law Group PC

                    2775 Sand Hill Road
                    Menlo Park, California 94025
                    Facsimile No: (650) 233-8386
                    Attention: Jon E. Gavenman
                    Email: jgavenman@vlg.com

      with a copy to:

                    Brio Software, Inc.

                    4980 Great America Parkway
                    Santa Clara, California 95054
                    Facsimile No. (480) 496-7680
                    Attention: Philip R. Strauss
                    Email: philip.strauss@brio.com

      SECTION 9.03     Certain Definitions. (a) For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company IP” means Company Licensed IP and Company Owned IP.

“Company Licensed IP” means any and all Intellectual Property that is owned by any other person and that is licensed to, used or distributed by the Company or any Subsidiary.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or the ability of the Company to perform its obligations hereunder; provided, however, that the foregoing shall not include any event, circumstance, change or effect primarily resulting from (i) changes in general economic conditions, which do not have a materially disproportionate effect (relative to other industry participants) on the Company or its

Subsidiaries, (ii) the public announcement of the transactions contemplated hereby (provided that this exception shall not apply to the use of the term “Company Material Adverse Effect” in Section 7.02(a) with respect to the representations and warranties contained in Section 3.05), (iii) any reduction in the market price of the Company Common Stock (it being understood that the foregoing shall not prevent Parent from asserting that any underlying causes of such reduction independently constitutes a Company Material Adverse Effect), or (iv) the Company’s announcement of its results for its quarter ended June 30, 2003, provided the content of such announcement has been disclosed to Parent prior to the date hereof.

“Company Owned IP” means any and all Intellectual Property owned (in whole or in part) by the Company or any Subsidiary.

“Company Registered IP” means any and all Registered Intellectual Property owned (in whole or in part) by the Company or any Subsidiary.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means worldwide patents, patent applications, statutory invention registrations, trademarks (whether registered or unregistered), trademark applications, trade dress, logos, trade names, fictitious business names, corporate names and other source identifiers, service marks (whether registered or unregistered), service mark applications, domain names, copyrights (whether registered or unregistered), copyright applications, mask works, mask work applications, trade secrets, know-how, customer lists, computer software (including, without limitation, source code, operating systems and specifications, data, databases, files, documentation and other materials related thereto), inventions, designs, blueprints, engineering drawings, or any proprietary products, technology, and all other worldwide intellectual property rights.

“Order” means any law, rule, regulation, judgment, decree, executive order or award.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole or the ability of Parent and Merger Sub to perform their respective obligations hereunder; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions, which do not have a materially disproportionate effect (relative to other industry participants) on Parent and its subsidiaries,

(ii) the public announcement of the transactions contemplated hereby (provided that this exception shall not apply to the use of the term “Parent Material Adverse Effect” in Section 7.03(a) with respect to the representations and warranties contained in Section 4.05), (iii) any reduction in the market price of Parent Common Stock (it being understood that the foregoing shall not prevent the Company from asserting that any underlying causes of such reduction independently constitutes a Parent Material Adverse Effect), or (iv) Parent’s announcement of its results for its fiscal year ended June 30, 2003, provided the content of such announcement has been disclosed to the Company prior to the date hereof.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Registered Intellectual Property” means any and worldwide: (i) patents, including applications therefor; (ii) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks; (iii) copyrights registrations and applications to register copyrights; (iv) registered mask works and applications to register mask works; and (v) any other intellectual property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Securities Act” means the Securities Act of 1933, as amended.

“Shrinkwrap Software” means “off-the-shelf” computer software applications, other than Company Owned IP, that are generally available to all interested purchasers and licensees on standard terms and conditions.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

      (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 3.09
Agreement	Preamble
Blue Sky Laws	§ 3.05(b)
Certificate of Merger	§ 1.02
Certificates	§ 2.02(b)
Change in the Company Recommendations	§ 6.04(c)
Closing	§ 1.02
Code	Recitals
Company	Preamble
Company Affiliate	§ 3.23
Company Board	Recitals
Company Common Stock	Recitals

Defined Term	Location of Definition

Company Disclosure Schedule	Article III
Company Fairness Opinion	§ 3.27
Company Permits	§ 3.06
Company Preferred Stock	§ 3.03(a)
Company Recommendation	§ 6.01(b)
Company Restricted Stock Award	§ 2.05
Company SEC Reports	§ 3.07(a)
Company Stock Awards	§ 3.03(a)
Company Stock Options	§ 2.04(a)
Company Stock Option Plans	§ 2.04(a)
Company Stock Plans	§ 3.03(a)
Company Stockholders’ Meeting	§ 6.01(a)
Competing Transaction	§ 6.04(d)
Company Triggering Event	§ 8.01
Confidentiality Agreement	§ 6.03(b)
Contract	§ 3.16(a)
DGCL	Recitals
Dissenting Shares	§ 2.10
Effective Time	§ 1.02
End User Agreements	§ 3.16(c)
Environmental Permits	§ 3.15
ERISA	§ 3.10(a)
Exchange Agent	§ 2.02(a)
Exchange Fund	§ 2.02(a)
Expenses	§ 8.03(a),(d)
Fee	§ 8.03(b)
Form Agreement	§ 3.16(a)(iv)
GAAP	§ 3.07(b)
Governmental Authority	§ 3.05(b)
HSR Act	§ 3.05(b)
Integrated Merger	§ 1.06
IRS	§ 3.10(a)
Law	§ 3.05(a)
Lease Documents	§ 3.12(b)
License-In Agreement	§ 3.13(b)
Liens	§ 3.12(b)
March 2003 Balance Sheet	§ 3.07(c)
Material Contracts	§ 3.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	§ 3.10(b)
Multiple Employer Plan	§ 3.10(b)
Nasdaq	§ 2.02(e)

Defined Term	Location of Definition

New Purchase Date	2.06
Non-U.S. Benefit Plan	§ 3.10(g)
Notice of Superior Proposal	§ 6.04(c)
Option Exchange Ratio	§ 6.04(c)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	§ 2.01(a)
Parent Disclosure Schedule	Article IV
Parent Preferred Stock	§ 4.03
Parent Rights Agreement	§ 2.08
Parent SEC Reports	§ 4.07(a)
Parent Stock Option Plans	§ 4.03(a)
Per Share Cash Consideration	§ 2.01(a)
Per Share Stock Consideration	§ 2.01(a)
Plans	§ 3.10(a)
Proxy Statement	§ 6.01(a)
Purchase Plan	§ 2.06
Merger Sub	Preamble
Registration Statement	§ 6.01(a)
Representatives	§ 6.03(a)
SEC	§ 3.07(a)
Share	§ 2.01(a)
Significant Customer Contract	§ 3.16
Stockholders	Recitals
Subsidiary	§ 3.01(a)
Substitute Option	§ 2.04(a)
Superior Proposal	§ 6.04(e)
Surviving Corporation	§ 1.01
Takeover Statutes	§ 3.25
Terminating Company Breach	§ 8.01(f)
Terminating Parent Breach	§ 8.01(g)
Third Party Acquisition	§ 8.03(e)
Transactions	§ 3.01(a)
Upstream Merger	§ 1.06
Voting Agreement	Recitals

      SECTION 9.04     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

      SECTION 9.05     Entire Agreement; Assignment. This Agreement and the Voting Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Sections 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

      SECTION 9.06     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

      SECTION 9.07     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

      SECTION 9.08     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court or Federal court located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware Chancery Court or Federal court located in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

      SECTION 9.09     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTIONS OR PROCEEDINGS DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09.

      SECTION 9.10     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 9.11     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HYPERION SOLUTIONS CORPORATION

By:	/s/ JEFF RODEK

Name: Jeff Rodek
Title: Chairman & CEO

T-BIRD ACQUISITION, INC.

By:	/s/ W. RUSSELL WAYMAN

Name: W. Russell Wayman
Title: Chairman

BRIO SOFTWARE, INC.

By:	/s/ CRAIG D. BRENNAN

Name: Craig D. Brennan
Title: President & CEO

EXHIBIT 6.08

FORM OF AFFILIATE LETTER FOR

AFFILIATES OF THE COMPANY

[               ] [     ], 2003

[Parent]

[Address]

Ladies and Gentlemen:

      I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of BRIO SOFTWARE, INC. (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003 (the “Merger Agreement”), among HYPERION SOLUTIONS CORPORATION, a Delaware corporation (“Parent”), T-BIRD ACQUISITION, INC., a Delaware corporation (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used in this letter agreement without definition shall have the meanings assigned to them in the Merger Agreement.

      As a result of the Merger, I may receive shares of common stock, par value $0.001 per share, of Parent (the “Parent Shares”). I would receive such Parent Shares in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.001 per share, of the Company (the “Company Shares”).

      1.     I represent, warrant and covenant to Parent that in the event I receive any Parent Shares as a result of the Merger:

A. I shall not make any sale, transfer or other disposition of the Parent Shares in violation of the Act or the Rules and Regulations.

B. I have carefully read this letter and discussed the requirements of this letter and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Shares, to the extent I felt necessary, with my counsel.

C. I have been advised that the issuance of the Parent Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the stockholders of the Company I may be deemed to be an affiliate of the Company, the distribution by me of the Parent Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Shares issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

E. I understand that there will be placed on the certificates for the Parent Shares issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED JULY [ ], 2003 BETWEEN THE REGISTERED HOLDER HEREOF AND [PARENT], A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF [PARENT].”

F. I understand that unless a sale or transfer is made in accordance with the provisions of paragraph 1.C. above, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

G. Execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

      2.     By Parent’s acceptance of this letter, Parent hereby agrees with me that:

It is understood and agreed that certificates with the legends set forth in paragraphs 1.E. and l.F. above will be substituted by delivery of certificates without such legends if (i) one year shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a “no action” letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

Very truly yours,

Name:

Agreed and accepted this [     ] day

of [                    ], 2003, by

[HYPERION] SOLUTIONS CORPORATION

By:

Name:
Title:

2

ANNEX B

VOTING AGREEMENT

among

HYPERION SOLUTIONS CORPORATION

and the

STOCKHOLDERS OF BRIO SOFTWARE, INC.

identified on the signature pages hereto

Dated as of July 23, 2003

VOTING AGREEMENT

      VOTING AGREEMENT, dated as of July 23, 2003 (this “Agreement”), among Hyperion Solutions Corporation, a Delaware corporation (“Parent”), and the stockholders (each a “Stockholder”) of the Company identified on the signature pages hereto.

      WHEREAS, Parent and T-Bird Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger and Reorganization dated as of the date hereof (as amended from time to time, the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), with Brio Software, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”);

      WHEREAS, as of the date hereof, each Stockholders is the beneficial owner of the number of Shares set forth opposite each Stockholder’s name in Exhibit A hereto (the “Existing Shares” and, together with any shares of Company Common Stock beneficially acquired by Stockholders after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise and any shares into which or for which any or all of the Existing Shares and additional shares may be changed or exchanged, the “Shares”); and

      WHEREAS, as an inducement and a condition to entering into the Merger Agreement and incurring the obligations set forth therein, Parent has required that the Stockholders agree to enter into this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING AGREEMENT

      SECTION 1.01.     Voting Agreement. (a) Each Stockholder hereby agrees that, from and after the date hereof and until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, at every meeting of the stockholders of the Company, however called, and at every adjournment thereof, and in every action by written consent of the stockholders of the Company, such Stockholder shall, provided that such Stockholder has not received notice from Parent (which notice may be delivered at any such meeting) stating Parent’s intention to exercise the Proxy at such meeting, appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Stockholder’s Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement; and (iii) against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (other than the Merger Agreement or the Transactions), that could be reasonably expected to result in any of the conditions to the Company’s obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Merger Agreement, the Merger or this Agreement.

      (b) If a Stockholder fails for any reason to vote his, her or its Shares as required by Section 1.01(a), the holder of the Proxy (as defined below) shall have the right to vote such Stockholder Shares at any meeting of the Company’s stockholders and in any action by written consent of the Company’s stockholders in accordance with Section 1.01(a) and the Proxy. The vote of a holder of the Proxy shall control in any conflict between a vote of such Stockholder’s Shares by a holder of the Proxy and a vote of such Stockholder’s Shares by such Stockholder with respect to the matters set forth in Section 1.01(a).

      (c) Each Stockholder hereby agrees that such Stockholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in Section 1.01(a) or (b).

      (d) No provision of this Agreement shall limit or otherwise restrict any Stockholder with respect to any act or omission that such Stockholder may undertake or authorize in such Stockholder’s capacity as a director or officer of the Company.

      SECTION 1.02.     Irrevocable Proxy. Concurrently with the execution of this Agreement, each Stockholder has delivered to Parent a proxy in the form attached as Exhibit B hereto (the “Proxy”), which such Stockholder agrees shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each Stockholder hereby severally represents and warrants to Parent as follows:

SECTION 2.01. Organization, Qualification. (a) Such Stockholder, if it is an individual, has all legal capacity to enter into this Agreement and to deliver the Proxy, to carry out his or her obligations hereunder and to consummate the transactions contemplated hereby.

(b) Such Stockholder, if it is a corporation or other legal entity, is duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or formation.

(c) Such Stockholder, if it is a corporation or other legal entity, is not in violation of any of the provisions of its certificate of incorporation, by-laws or equivalent organizational documents.

SECTION 2.02. Authority Relative to this Agreement. Such Stockholder has all necessary power and authority to execute and deliver this Agreement and the Proxy, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and the Proxy have been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of the Voting Agreement by Parent, constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms.

SECTION 2.03. No Conflict. (a) The execution and delivery of this Agreement and the Proxy by such Stockholder do not, and the performance of this Agreement and the Proxy by such Stockholder shall not, (i) conflict with or violate the certificate of incorporation or by-laws or equivalent organizational documents of such Stockholder (if such Stockholder is a corporation or other legal entity), (ii) assuming satisfaction of the requirements set forth in Section 2.03(b) below, conflict with or violate the terms of any trust agreements or equivalent organizational documents of such Stockholder (if such Stockholder is a trust), (iii) conflict with or violate any Law applicable to such Stockholder or by which the Shares owned by such Stockholder are bound or affected or (iv) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares owned by such Stockholder are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement and the Proxy or otherwise prevent or materially delay such Stockholder from performing its obligations under this Agreement and the Proxy.

(b) The execution and delivery of this Agreement and the Proxy by such Stockholder does not, and the performance of this Agreement and the Proxy by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of such Stockholder, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, state takeover Laws and the pre-merger notification requirements of the HSR Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement and the Proxy or otherwise prevent such Stockholder from performing its material obligations under this Agreement and the Proxy.

SECTION 2.04. Title to the Shares. As of the date hereof, such Stockholder is the record and beneficial owner of the number of Shares set forth opposite such Stockholder’s name in Exhibit A hereto with full power to vote or direct the voting of such Shares owned of record as indicated in Exhibit A, without restriction, for and on behalf of all beneficial owners of such Shares. Except as set forth on Exhibit A, such Shares are all the securities of the Company owned of record or beneficially by such Stockholder. The Shares owned by such Stockholder are now and, at all times during the term hereof will be, owned free and clear of all Liens, other than any Liens created by this Agreement. Except as provided in this Agreement, such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Stockholder.

ARTICLE III

COVENANTS OF STOCKHOLDERS

      SECTION 3.01.     No Disposition or Encumbrance of Shares. Each Stockholder hereby agrees that, except as contemplated by this Agreement and the Merger Agreement, such Stockholder shall not (a) sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any of such Stockholder’s Shares or any interest therein, including any voting interest (or agree or consent to, or offer to do, any of the foregoing), (b) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or adversely affecting such Stockholder from performing such Stockholder’s obligations hereunder or (c) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that the foregoing requirements shall not prohibit any transfer by any person that is not an executive officer or employee of the Company or any Subsidiary as of the date of this Agreement to any person or entity where as a pre-condition to such transfer the transferee agrees to be bound by all of the terms and conditions of this Agreement and delivers a duly executed copy of this Agreement to Parent to evidence such agreement prior to such transfer.

      SECTION 3.02.     No Solicitation of Transactions. Each Stockholder agrees that between the date of this Agreement and the date of termination of the Merger Agreement in accordance with its terms, such Stockholder will not, directly or indirectly, through any officer, director, employee, agent or advisor or other representative, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of such Stockholder, or any investment banker, financial advisor, attorney, accountant or other representative retained by such Stockholder in such Stockholder’s capacity as a Stockholder, to take any such action. Each Stockholder shall notify Parent promptly (and in any event within one (1) day after such Stockholder attains knowledge thereof) if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact. Each Stockholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

      SECTION 3.03.     Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective this Agreement, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of this Agreement.

      SECTION 3.04.     Disclosure. Each Stockholder hereby agrees to permit Parent to publish and disclose in the Registration Statement and the Proxy Statement (including all documents and schedules filed with the SEC), and in any press release or other disclosure document in which Parent reasonably determines in its good faith judgment that such disclosure is required by law, including the rules and regulations of the Securities and Exchange Commission, or appropriate, in connection with the Merger and any transactions related thereto, such Stockholder’s identity and ownership of the Company Common Stock and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

      SECTION 3.05.     Public Announcement. Each Stockholder agrees to not make any public announcement in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger.

      SECTION 3.06.     Limitations on Sale of Parent Common Stock. Until the date that is ten business days after the first date following the Effective Time on which Parent publicly announces its results of operation, each Stockholder who is an executive officer or an employee of the Company or any Subsidiary as of the date of this Agreement agrees not to sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership with respect to, any shares of Parent Common Stock received by such Stockholder pursuant to the Merger or otherwise held or acquired by such Stockholder (or agree or consent to, or offer to do, any of the foregoing); provided, however, that the foregoing shall not restrict any exercise of options to purchase shares of Parent Common Stock following the Effective Time or any sales of shares of Parent Common Stock obtained upon such exercise to the extent necessary to realize sufficient net proceeds to pay the aggregate exercise price for such exercise.

      SECTION 3.07.     Permitted Transfers. Notwithstanding Section 3.01 and Section 3.06, each Stockholder that is an executive officer or employee of the Company as of the date of this Agreement shall have the right to transfer such Stockholder’s Shares or shares of Parent Common Stock received by such Stockholder pursuant to the Merger to (a) any Family Member of such Stockholder; (b) the trustee or trustees of a trust for the benefit of Stockholder and/ or one or more Family Members of such Stockholder; (c) the executor, administrator or personal representative of the estate of such Stockholder; or (d) any guardian, trustee or conservator appointed with respect to the assets of such Stockholder; provided that in the case of any such transfer, the transferee, as a condition to such transfer, agrees to be bound by all of the terms and conditions of this Agreement and delivers a duly executed copy of this Agreement to Parent to evidence such agreement prior to such transfer. “Family Member” means the Stockholder’s spouse, father, mother, child, brother, sister or grandchild.

ARTICLE IV

TERMINATION

      SECTION 4.01.     Termination. This Agreement, and all rights and obligations of the parties hereunder (except with respect to Section 3.06 and Section 3.07 hereof) shall terminate upon the earliest of (a) the Effective Time, (b) 90 days after the date that Parent is no longer potentially entitled to receive any payments upon the termination of the Merger Agreement pursuant to Section 8.03 of the Merger Agreement and (c) as between Parent and a Stockholder, agreement of Parent and such Stockholder to terminate this Agreement. Nothing in this Section 4.01 shall relieve any party of liability for any breach of this Agreement.

ARTICLE V

MISCELLANEOUS

      SECTION 5.01.     Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

      SECTION 5.02.     Waiver. Any party to this Agreement may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of another party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

      SECTION 5.03.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.03):

(a) if to a Stockholder, to the address set forth after such Stockholder’s name on the signature pages;

(b)	if to Parent:

Hyperion Solutions Corporation

1344 Crossman Avenue
Sunnyvale, CA 94089
Facsimile No. (408) 220-8290
Attention: Russ Wayman
Email: russ wayman@hyperion.com

with a copy to:

Shearman & Sterling LLP

1080 Marsh Road
Menlo Park, CA 94025
Facsimile No. (650) 838-3699
Attention: Michael J. Coleman, Esq.
Email: mcoleman@shearman.com

(c)	If to the Company:

Brio Software, Inc.

4980 Great America Parkway
Santa Clara, CA 95054
Facsimile No. (408) 496-7680
Attention: Philip R. Strauss
Email: philip.strauss@brio.com

with a copy to:

Venture Law Group PC

2775 Sand Hill Road
Menlo Park, California 94025
Facsimile No: (650) 233-8386
Attention: Jon E. Gavenman
Email: jgavenman@vlg.com

      SECTION 5.04.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

      SECTION 5.05.     Further Assurances. The Stockholders, the Company and Parent will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

      SECTION 5.06.     Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

      SECTION 5.07.     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      SECTION 5.08.     Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      SECTION 5.09.     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court or Federal court located in the State of Delaware. The parties hereto hereby (a) submit to the jurisdiction of any Delaware Chancery Court or Federal court located in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

      SECTION 5.10.     Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

      SECTION 5.11.     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 5.12.     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      SECTION 5.13.     Beneficial Owner. In this Agreement, “beneficial owner” has the meaning ascribed to that term in Rule 13d-3(a) of the Exchange Act, and “beneficially owned” has a consequent meaning.

      SECTION 5.14.     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTIONS OR PROCEEDINGS DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.14.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HYPERION SOLUTIONS CORPORATION

By:	/s/ JEFF RODEK

Name: Jeff Rodek
Title: Chairman & CEO

Address:	1344 Crossman Avenue Sunnyvale, CA 94089

STOCKHOLDERS

EDHOLM FAMILY LIMITED PARTNERSHIP

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: General Partners

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

YORGEN EDHOLM & KATHERINE EDHOLM TR
EDHOLM FAMILY REV. TRUST UA 6-24-98

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KATHERINE EDHOLM & YORGEN EDHOLM TR

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

ERIK EDHOLM 1998 TRUST

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

ALEXANDER EDHOLM 1998 TRUST

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

JULIA EDHOLM 1998 TRUST

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
JULIA JOYCE UNTIL AGE 21 UGMA

By:	/s/ YORGEN EDHOLM

Name: Yorgen Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
YORGEN-ALEXANDER PHILIP EDHOLM
UNTIL AGE 21 UGMA

By:	/s/ YORGEN EDHOLM

Name: Yorgen Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
JULIA JOYCE EDHOLM UNTIL AGE 21 UGMA

By:	/s/ KATHERINE EDHOLM

Name: Katherine Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KATHERINE EDHOLM CUST FBO
MARCUS HAROLD EDHOLM UTMA CA
UNTIL AGE 21

By:	/s/ KATHERINE EDHOLM

Name: Katherine Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
YORGEN-ALEXANDER PHILIP EDHOLM UNTIL
AGE 21 UGMA

By:	/s/ KATHERINE EDHOLM

Name: Katherine Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KATHERINE EDHOLM AS CUSTODIAN FOR
YORGEN ERIK MARTIN EDHOLM UNTIL
AGE 21 UGMA

By:	/s/ KATHERINE EDHOLM

Name: Katherine Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

YORGEN EDHOLM AS CUSTODIAN FOR
YORGEN-ERIK MARTIN EDHOLM
UNTIL AGE 21 UGMA

By:	/s/ YORGEN EDHOLM

Name: Yorgen Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

MARCUS EDHOLM 1998 TRUST

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

RAGNER EDHOLM 1998 TRUST

By:	/s/ YORGEN EDHOLM & KATHERINE EDHOLM

Name: Yorgen Edholm & Katherine Edholm
Title: Trustees

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

YORGEN EDHOLM CUST FBO
MARCUS HAROLD EDHOLM UTMA CA
UNTIL AGE 21

By:	/s/ YORGEN EDHOLM

Name: Yorgen Edholm
Title: Custodian

Address:	c/o Brio Software, Inc. 4980 Great America Parkway Santa Clara, California 95054

KLEINER PERKINS CAUFIELD & BYERS VII, L.P.

By:	KPCB VII Associates, L.P., its General Partner By: /s/ E. FLOYD KVAMME

Name: E. Floyd Kvamme
Title: General Partner

Address:	2750 Sand Hill Road, Suite 250 Menlo Park, California 94025

KLEINER PERKINS CAUFIELD & BYERS
INFORMATION SCIENCES ZIABATSU FUND II, L.P.

By:	KPCB VII Associates, L.P., its General Partner By: /s/ E. FLOYD KVAMME

Name: E. Floyd Kvamme
Title: General Partner

Address:	2750 Sand Hill Road, Suite 250 Menlo Park, California 94025

CRAIG D. BRENNAN

/s/ CRAIG D. BRENNAN

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

E. FLOYD KVAMME

/s/ E. FLOYD KVAMME

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

JOHN MUTCH

/s/ JOHN MUTCH

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

EDWARD SALIBA

/s/ EDWARD SALIBA

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

ERNEST VON SIMSON

/s/ ERNEST VON SIMSON

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

CRAIG COLLINS

/s/ CRAIG COLLINS

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

JAMES W. GUTHRIE

/s/ JAMES W. GUTHRIE

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

BRIAN GENTILE

/s/ BRIAN GENTILE

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

MIKE LEVINE

/s/ MIKE LEVINE

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

NANCY RAAB

/s/ NANCY RAAB

Address:	c/o Brio Software 4980 Great America Parkway Santa Clara, CA 95054

CONSENT OF SPOUSE

      The undersigned is the spouse of [                    ], a Stockholder (as such term is defined therein) in the foregoing Voting Agreement (the “Voting Agreement”) dated as of July 23, 2003, among Hyperion Solutions Corporation, and the stockholders of Brio Software, Inc. (the “Company”) party thereto. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Voting Agreement.

      I hereby acknowledge that I have carefully reviewed the Voting Agreement, the Proxy and such other documents as I have deemed appropriate. I have had an opportunity to consult with legal counsel and have discussed the contents of the Voting Agreement and the Proxy with legal counsel. I understand fully the transactions described in the Voting Agreement and the Proxy, and I hereby approve of and consent to all such transactions. I am aware that by the provisions of the Voting Agreement, my spouse agrees, among other things, to vote, and has executed a proxy with respect to, all of his outstanding shares (the “Company Shares”) of common stock the Company, including my community property interest therein, if any, in accordance with the Voting Agreement and the Proxy, and that my spouse agrees, among other things, to certain matters related to the control and disposition of Company Shares and of shares of Parent Common Stock that my spouse may receive pursuant to the Merger Agreement (the “Shares”). I hereby agree, on behalf of myself and all persons who may claim on my behalf, that upon any legal separation from or dissolution of my marriage to my present spouse, or upon the death of my spouse, neither I nor anyone claiming on my behalf will seek to partition my or my spouse’s community property interest in the Company Shares or the Shares and that in any such event I shall be entitled only to the value of my interest in such Company Shares or Shares, if any, and that I shall have no claim or right to the Company Shares or Shares themselves.

EXECUTED this 23rd day of July 2003.

EXHIBIT A

LIST OF STOCKHOLDERS

Name	Held of Record	Held Beneficially

Edholm Family Limited Partnership	2,500,000	2,500,000
Yorgen Edholm & Katherine Edholm Tr Edholm Family Rev. Trust UA 6-24-98	1,115,009	1,115,009
Katherine Edholm & Yorgen Edholm Tr	715,003	715,003
Erik Edholm 1998 Trust	3,330	3,330
Alexander Edholm 1998 Trust	3,330	3,330
Julia Edholm 1998 Trust	3,330	3,330
Yorgen Edholm as Custodian for Julia Joyce Until Age 21 UGMA	8,333	8,333
Yorgen Edholm as Custodian for Yorgen-Alexander Philip Edholm Until Age 21 UGMA	8,333	8,333
Katherine Edholm as Custodian for Julia Joyce Edholm Until Age 21 UGMA	8,333	8,333
Katherine Edholm Cust FBO Marcus Harold Edholm UTMA CA until Age 21	8,333	8,333
Katherine Edholm as Custodian for Yorgen-Alexander Philip Edholm Until Age 21 UGMA	8,333	8,333
Katherine Edholm as Custodian for Yorgen-Erik Martin Edholm Until Age 21 UGMA	8,333	8,333
Yorgen Edholm as Custodian for Yorgen-Erik Martin Edholm Until Age 21 UGMA	8,333	8,333
Marcus Edholm 1998 Trust	3,330	3,330
Ragner Edholm 1998 Trust	1,625	1,625
Yorgen Edholm Cust FBO Marcus Harold Edholm UTMA CA Until age 21	8,333	8,333
Kleiner Perkins Caufield & Buyers VII, L.P.	1,503,841	1,503,841
Kleiner Perkins Caufield & Buyers Information Sciences Ziabatsu Fund II	19,418	19,418
Craig D. Brennan	32,998	1,933,916
E.Floyd Kvamme	255,906	1,804,165	(1)
John Mutch	0	12,500
Edward Saliba	0	0
Ernest von Simson	0	25,000
Craig Collins	0	287,500
James W. Guthrie	39,279	236,884
Brian Gentile	6,140	162,390
Mike Levine	0	101,563
Nancy Raab	0	44,741

(1)	Includes shares held by Kleiner Perkins Caufield & Byers (KCPB) and consists of 1,503,841 shares held by KPBC VII, 19,418 shares held by KPBC Information Sciences Zaibatsu Fund II, 255,906 shares held by Mr. Kvamme and 25,000 shares subject to options exercisable by Mr. Kvamme within 60 days.

EXHIBIT B

IRREVOCABLE PROXY

      The undersigned stockholder of Brio Software, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Firebird Solutions Corporation, a Delaware corporation (“Parent”), acting through its Board of Directors, and each of them individually, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in that certain Voting Agreement of even date herewith by and between Parent, the Company, and the stockholders of the Company party thereto, including the undersigned (the “Voting Agreement”)) that now are or hereafter may be owned of record and beneficially in accordance with the terms of this Proxy. The Shares owned of record and beneficially by the undersigned stockholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares and the matters in clauses (a), (b) and (c) below are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below). Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Voting Agreement (as defined below).

      This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Voting Agreement and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), among Parent, Mustang Acquisition Corporation (“Merger Sub”) and the Company pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) 90 days after the date that Parent is no longer potentially entitled to receive any payments upon termination of the Merger Agreement pursuant to Section 8.03 of the Merger Agreement and (c) as between Parent and a Stockholder, agreement of Parent and such Stockholder to terminate the Voting Agreement.

      The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every meeting of the stockholders of the Company, however called, and in every action by written consent by the stockholders of the Company: (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Voting Agreement and otherwise in such manner as may be necessary to consummate the Merger; (b) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement or of the undersigned contained in the Voting Agreement; and (c) against any action, proposal, agreement or transaction, including, but not limited to, any Competing Transaction (other than the Merger Agreement or the Transactions), that could be reasonably expected to result in any of the conditions to the Company’s obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Merger Agreement, the Merger or the Voting Agreement.

      The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

      Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

      This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: July [     ], 2003

Signature of Stockholder:

Print Name of Stockholder:

Shares of Company Common Stock owned of record and beneficially:

shares of Company Common Stock

[Signature Page to Irrevocable Proxy]

2

ANNEX C

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

July 23, 2003

The Board of Directors

Brio Software, Inc.
4980 Great America Parkway
Santa Clara, California 95054

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Brio Software, Inc. (“Brio”) of the Merger Consideration (defined below) set forth in the Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003 (the “Agreement”), among Brio, Hyperion Solutions Corporation (“Hyperion”) and T-Bird Acquisition, Inc. (“Sub”). As more fully described in the Agreement, (i) Sub will be merged with and into Brio and, if necessary to qualify as a reorganization for federal income tax purposes, the surviving entity may merge with and into Hyperion or a limited liability company wholly owned by Hyperion (the “Merger”), and (ii) each outstanding share of the common stock, par value $0.001 per share of Brio (“Brio Common Stock”) will be converted into the right to receive (x) $0.363 in cash, without interest (the “Cash Consideration”), and (y) 0.109 of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of the common stock, par value $0.001 per share, of Hyperion (“Hyperion Common Stock”).

      In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Brio and certain senior officers and other representatives and advisors of Hyperion concerning the businesses, operations and prospects of Brio and Hyperion. We examined certain publicly available business and financial information relating to Brio and Hyperion and other information and data relating to Brio and Hyperion which were provided to or otherwise discussed with us by the respective managements of Brio and Hyperion, including publicly available financial forecasts relating to Brio and Hyperion and information relating to the potential strategic implications and operational benefits anticipated by the managements of Brio and Hyperion to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Brio Common Stock and Hyperion Common Stock; the historical and projected earnings and other operating data of Brio and Hyperion; and the capitalization and financial condition of Brio and Hyperion. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Brio and Hyperion. We also evaluated certain pro forma financial effects of the Merger on Hyperion. In connection with our engagement and at the direction of Brio, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Brio. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

      In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Brio and Hyperion that no relevant information has been omitted or remains undisclosed to us. With respect to publicly available financial forecasts relating to Brio and Hyperion utilized in our analyses, we have been advised by the respective managements of Brio and Hyperion that such forecasts reflect reasonable estimates and judgments

C-1

The Board of Directors
Brio Software, Inc.
July 23, 2003

as to the future financial performance of Brio and Hyperion. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Brio or Hyperion or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a reorganization for federal income tax purposes. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Brio or Hyperion nor have we made any physical inspection of the properties or assets of Brio or Hyperion. We are not expressing any opinion as to what the value of Hyperion Common Stock actually will be when issued pursuant to the Merger or the price at which Hyperion Common Stock will trade at any time. We also were not requested to consider, and we express no view as to, the implications, if any, that the voting agreement to be entered into by certain holders of Brio Common Stock in connection with the Merger may have with respect to the shares of Brio Common Stock held by such holders. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Brio or the effect of any other transaction in which Brio might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances, existing as of the date hereof.

      Citigroup Global Markets Inc. has acted as financial advisor to Brio in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to Brio unrelated to the proposed Merger, for which services we and such affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Brio and Hyperion for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Brio, Hyperion and their respective affiliates.

      Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Brio in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

      Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Brio Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

C-2

ANNEX D

DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

SECTION 262. APPRAISAL RIGHTS.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation hall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The Registrant’s certificate of incorporation and by-laws provide that a director shall, to the fullest extent permitted by the Delaware General Corporation Law, not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. The Registrant’s certificate of incorporation and by-laws also indemnify any director, officer, employee to the full extent authorized or permitted by the Delaware General Corporation Law. However, no indemnification against expenses shall be made if the director, officer or employee was judged to be liable to the corporation in a derivative action and the indemnification would be against applicable law, unless and to the extent that a Delaware court determines that indemnification should be made. The Registrant will also indemnify the director, officer or employee against expenses actually and reasonably incurred by them with respect to each claim to the extent that they are successful in the defense of such claim.

      If a director, officer or employee is held to be jointly liable with the Registrant, the Registrant will pay the entire amount of the judgment, unless the director, officer or employee is required to pay the judgment directly. In the latter case, the Registrant will contribute to the payment made to such person, based upon the relative benefit received by such person and the Registrant from the transaction from which the proceeding arose, and the contribution may be further adjusted based on relative fault.

      To obtain indemnification, the director, officer or employee must submit to the Registrant a written request for indemnification. A determination of eligibility for indemnification will be made by a majority of disinterested directors, by independent counsel or by the stockholders of the Registrant, based upon procedures specified in the Registrant’s certificate of incorporation and by-laws.

      The Registrant has entered into indemnification agreements with its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers in the future.

      The Registrant has director and officer liability insurance which insures directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number	Description

2.1 *	Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003, by and among the Registrant, Brio Software, Inc. and T-Bird Acquisition, Inc.
4.1	Specimen Certificate of the Registrant’s common stock (Incorporated by reference into this registration statement from Exhibit 4.1 to the Registrant’s registration statement on Form S-1, filed November 6, 1995 (file no. 33-97098, as amended))

Exhibit
Number		Description

4.2		Indenture dated March 15, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A. (incorporated by reference into this registration statement from Exhibit 4.5 to the Registrant’s current report on Form 8-K, filed March 5, 1998).
4.3		Registration Rights Agreement dated March 15, 1998 by and between the Registrant and Morgan Stanley & Co. Incorporated and BancAmerica Robertson Stephens (incorporated by reference into this registration statement from Exhibit 4.6 to the Registrant’s current report on Form 8-K, filed March 5, 1998)
4.4		Rights Agreement, dated as of June 15, 1998, between the Registrant and BankBoston, N.A., which includes the Certificate of Designation of Series A Junior Participating Preferred Stock, Form of Rights Certificate and Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B and C, respectively. (incorporated by reference into this registration statement from Exhibit 1 to the Registrant’s registration statement on Form 8-A, filed June 17, 1998)
5.1	**	Opinion of Shearman & Sterling LLP
8.1	**	Form of Tax Opinion of Shearman & Sterling LLP
8.2	**	Form of Tax Opinion of Venture Law Group, A Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants
23.2		Consent of KPMG LLP, Independent Auditors
23.3	**	Consent of Shearman & Sterling LLP (included in opinion filed as Exhibit 5.1)
23.4	**	Consent of Shearman & Sterling LLP (included in opinion filed as Exhibit 8.1)
23.5	**	Consent of Venture Law Group, A Professional Corporation (included in opinion filed as Exhibit 8.2)
24.1		Power of Attorney (see page II-5 of this registration statement)
99.1	*	Voting Agreement, dated as of July 23, 2003, among the Registrant and the stockholders party thereto
99.2		Form of Brio Software, Inc., Proxy Card
99.3		Consent of Citigroup Global Markets Inc.

*	Filed as an annex to the proxy statement/prospectus constituting a part of this registration statement and incorporated by reference herein.

**	To be filed by amendment.

      (b) Financial statement schedules

Not applicable.

      (c) Reports, opinions or appraisals

Opinion of Citigroup Global Markets Inc. (attached as Annex C to the proxy statement/prospectus filed as part of this registration statement).

Item 22.	Undertakings

      (1) The undersigned Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (2) The Registrant undertakes that every prospectus (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3)     The undersigned registrant hereby undertakes:

      (a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (b)     That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (7) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 15th day of August, 2003.

HYPERION SOLUTIONS CORPORATION

By:	/s/ JEFFREY R. RODEK

Name: Jeffrey R. Rodek
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey R. Rodek and David W. Odell and each of them, as attorneys-in-fact, each with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below and on the dated indicated.

Signature	Title	Date

/s/ JEFFREY R. RODEK Jeffrey R. Rodek	Chairman and Chief Executive Officer (Principal Executive Officer)	August 15, 2003

/s/ DAVID W. ODELL David W. Odell	Chief Executive Officer (Principal Financial Officer)	August 15, 2003

/s/ HENRY AUTRY Henry Autry	Director	August 15, 2003

/s/ TERRY CARLITZ Terry Carlitz	Director	August 15, 2003

/s/ GARY G. GREENFIELD Gary G. Greenfield	Director	August 15, 2003

/s/ ALDO PAPONE Aldo Papone	Director	August 15, 2003

/s/ JOHN RICCITIELLO John Riccitiello	Director	August 15, 2003

EXHIBIT INDEX

Exhibit
Number		Description

2.1	*	Agreement and Plan of Merger and Reorganization, dated as of July 23, 2003, by and among Hyperion, Brio and T-Bird Acquisition, Inc.
4.1		Specimen Certificate of the Registrant’s common stock (Incorporated by reference into this registration statement from Exhibit 4.1 to the Registrant’s registration statement on Form S-1, filed November 6, 1995 (file no. 33-97098, as amended))
4.2		Indenture dated March 15, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A. (incorporated by reference into this registration statement from Exhibit 4.5 to the Registrant’s current report on Form 8-K, filed March 5, 1998).
4.3		Registration Rights Agreement dated March 15, 1998 by and between the Registrant and Morgan Stanley & Co. Incorporated and BancAmerica Robertson Stephens (incorporated by reference into this registration statement from Exhibit 4.6 to the Registrant’s current report on Form 8-K, filed March 5, 1998)
4.4		Rights Agreement, dated as of June 15, 1998, between the Registrant and BankBoston, N.A., which includes the Certificate of Designation of Series A Junior Participating Preferred Stock, Form of Rights Certificate and Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B and C, respectively. (incorporated by reference into this registration statement from Exhibit 1 to the Registrant’s registration statement on Form 8-A, filed June 17, 1998)
5.1	**	Opinion of Shearman & Sterling LLP
8.1	**	Form of Tax Opinion of Shearman & Sterling LLP
8.2	**	Form of Tax Opinion of Venture Law Group, A Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, independent accountants
23.2		Consent of KPMG LLP, Independent Auditors
23.3	**	Consent of Shearman & Sterling LLP (included in opinion filed as Exhibit 5.1)
23.4	**	Consent of Shearman & Sterling LLP (included in opinion filed as Exhibit 8.1)
23.5	**	Consent of Venture Law Group, A Professional Corporation (included in opinion filed as Exhibit 8.2)
24.1		Power of Attorney (see page II-5 of this registration statement)
99.1	*	Voting Agreement, dated as of July 23, 2003, among the Registrant and the stockholders party thereto
99.2		Form of Brio Software, Inc., Proxy Card
99.3		Consent of Citigroup Global Markets Inc.

*	Filed as an annex to the proxy statement/prospectus constituting a part of this registration statement and incorporated by reference herein.

**	To be filed by amendment.